12/17

08006281

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aquarius Platinum Ltd

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

PROCESSED
DEC 22 2008 E
THOMSON REUTERS

FILE NO. 82- 05097 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: DW

DAT : 12/18/08

Annual Report 2007

AQUARIUS PLATINUM LIMITED

AQUARIUS ANNUAL REPORT 2007 AQUARIUS ANNUAL REPORT 2007 AQUARIUS ANNUAL REPORT 2007



Contents

Corporate profile

Aquarius Platinum Limited (Aquarius) is a focused platinum group metals (PGMs) producer, with operations on both the eastern and western limbs of South Africa's renowned PGM-bearing mineral zone, the Bushveld Complex, as well as on the Great Dyke in Zimbabwe. Aquarius' attributable PGM production in the 2007 financial year was 530,726 PGM ounces.

In South Africa, Aquarius' primary assets are operated through Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA). These assets are the successful Kroondal mine, the much improved and ramping-up Marikana operation and the Everest mine, where production began ahead of schedule in December 2005 and is currently being ramped up. Through Aquarius' wholly-owned subsidiary, Aquarius Platinum (South Africa) (Corporate Services) (Pty) Limited (ASACS), the Group holds a 50% stake in a Chromite Tailings Retreatment Project (CTRP) adjacent to the Kroondal mine.

In Zimbabwe, Aquarius' interest in Mimosa, one of the lowest cost producers in the PGM industry, is held through a 50% stake in Mimosa Investments Limited.

Aquarius' shares are quoted on the Australian Securities Exchange (ASX), the main board of the London Stock Exchange (LSE) and the JSE Limited (JSE).

Highlights 2007

- Record group attributable production of 530,726 PGM ounces
- Record net profit of $187.2 million (218.5 US cents per share) – an increase of 119%
- Net operating cash flow up 94% to $341 million
- Full year dividend up 75% to 42 US cents per share
- Production ramp-up at Marikana, Everest and Mimosa continues
- Aquarius on track to meet annual production target of 600,000 PGM ounces

Note: Throughout this report, PGM refers to 4E (platinum, palladium, rhodium and gold)

Total attributable group PGM production (000 ounces)


600
500
400
300
200
100
0
FY2003 FY2004 FY2005 FY2006 FY2007
Kroondal
Marikana
Everest
Mimosa
CTRP

Contribution to production by operation


Kroondal 41%
Everest 31%
Mimosa 15%
Marikana 12%
CTRP 1%

PGM basket prices


1 800
1 600
1 400
1 200
1 000
800
$/oz
12 000
10 000
8 000
6 000
R/oz
June 2006
July 2007
$/oz (SA)
R/oz (SA)
$/oz (Zim)

Operations at a glance

2007

KROONDAL

Production by metal



- Platinum 60.1%
- Palladium 28.9%
- Rhodium 10.5%
- Gold 0.5%

Contribution to group revenue



- Kroondal 39%

Key features

Total PGM production	439,350oz
Attributable to Aquarius	219,674oz
Grade	2.81g/t
Cash costs	R3,069/PGM ounce
	$427/PGM ounce
Capital expenditure (100%)	R250 million
	$35 million

Description

Aquarius' flagship operation, Kroondal Mine, is on the western limb of the Bushveld Complex, near Rustenburg in South Africa's North West Province. AQPSA entered into a Pool and Share Agreement (P&SA1) with Anglo Platinum in 2003, effectively extending Kroondal's mine life to 2017. In terms of the P&SA1, the companies "pooled" their assets, allowing for the mining of the joint resources and use of infrastructure on the basis of a 50:50 split of the resulting production and financial outcomes.

The operation comprises three decline sections: the Central, East and No. 3 Shafts. Construction of a fourth shaft, K5, on the Townlands block began in September 2006 and is scheduled for completion in the 2008 financial year. Kroondal also has two concentrator plants, K1 and K2, with a combined capacity of 570,000 tons per month.

MARIKANA

Production by metal



- Platinum 61.1%
- Palladium 28.5%
- Rhodium 9.6%
- Gold 0.8%

Contribution to group revenue



- Marikana 12%

Key features

Total PGM production	132,375oz
Attributable to Aquarius	66,187oz
Grade	3.19g/t
Cash costs	R5,219/PGM ounce
	$727/PGM ounce
Capital expenditure (100%)	R201 million
	$28 million

Description

The Marikana Mine is eight kilometres from the Kroondal Mine, on the Bushveld Complex's western limb. Marikana is an open pit and underground mining operation. A concentrator plant processes the mined material. In September 2005, AQPSA entered into a second Pool and Share Agreement at Marikana with Anglo Platinum (P&SA2). The construction of the dense media separation (DMS) plant was completed at a cost of R60 million (Aquarius' share: 50%). Production from the No. 4 shaft – transferred from Kroondal – began in January 2006.

Concentrate sourced from the open pit mineral resource is smelted, refined and marketed by Impala Refining Services (IRS). Concentrate from the mineral resources contributed to the P&SA2 by Anglo Platinum will be smelted, refined and marketed by Anglo Platinum.

EVEREST

Key features

Total PGM production	163,938oz
Attributable to Aquarius	163,938oz
Grade	2.89g/t
Cash costs	R3,373/PGM ounce
	$470/PGM ounce
Capital expenditure (100%)	R132 million
	$19 million

Description

Everest Mine is on the eastern limb of the Bushveld Complex, near the town of Mashishing (formerly Lydenburg) in the province of Mpumalanga, South Africa. The mine comprises a decline shaft and an opencast operation, mining the UG2 reef. A concentrator plant processes the mined material.

Everest concentrate is processed and refined by IRS in terms of an offtake agreement. Construction of the Everest plant and infrastructure was completed ahead of schedule and below budget and production is currently being ramped-up. Full production rates are expected to be achieved during the 2008 financial year.

Production by metal



● Platinum 57.6% ○ Palladium 32.0%
● Rhodium 9.5% ○ Gold 0.9%

Contribution to group revenue



● Everest 30%

MIMOSA

Key features

Total PGM production	154,448oz
Attributable to Aquarius	77,224oz
Grade	3.66g/t
Cash costs	$381/PGM ounce
Capital expenditure (100%)	$14 million

Description

Mimosa Mine lies on the Wedza Geological Complex on Zimbabwe's Great Dyke. The operation comprises a shallow underground mine accessed by a decline shaft, and a concentrator plant. The operation is managed by Mimosa Investments Limited and is overseen by Aquarius and its joint venture partner, Impala Platinum Holdings Limited (Implats).

Mimosa's concentrate is processed and refined by IRS in terms of an offtake agreement.

Production by metal



● Platinum 50.6% ○ Palladium 38.6%
● Rhodium 3.9% ○ Gold 6.9%

Contribution to group revenue



● Mimosa 17%

CTRP

Key features

Total PGM production	7,408oz
Attributable to Aquarius	3,703oz
Grade	4.32g/t
Cash costs	R2,377/PGM ounce

Description

The Chromite Tailings Retreatment Plant (CTRP) was commissioned in January 2005, 12 months after construction began in January 2004. The plant, adjacent to the Kroondal mine, treats old dumps and tailings streams obtained from the beneficiation process used at neighbouring chromite mines. The plant helps clean up chrome dumps on the Kroondal property. The CTRP, jointly owned by Aquarius (50%), Ivanhoe Platinum and Nickel (25%) and Sylvania South Africa (25%), is managed by AQPSA.

Production by metal



● Platinum 60.9% ○ Palladium 22.0%
● Rhodium 16.9% ○ Gold 0.2%

Contribution to group revenue



● CTRP 1%

Location of Aquarius' operations, offices and listings



ZIMBABWE
Mimosa
SOUTH AFRICA
Everest
Marikana
Kroondal
CTRP
LSE: AQP.L
NYSE: ADR
Aquarius Platinum Ltd
(Registered Office)
JSE: AQP.
Aquarius Platinum
(South Africa)
ASX: AQP.AX
Aquarius Platinum
Corporate Services Pty Ltd
Listing location
Operations

Chairman's letter

DEAR SHAREHOLDER

I am pleased to report an exceptional year for Aquarius. The results show increases in returns and further creation of shareholder value. We have increased production into rising prices for our commodities, enhancing profitability across our expanded operations, and increased our cash balances. We have recognised the support of our shareholders by a significant increase in dividend and an earnings enhancing effective share buy-back.

We enjoyed a strong market in 2007 and delivered the highest revenues and earnings in your company's history. Revenues were $711 million, up 67%, and net profit $187 million, up 119%. Earnings per share were $2.18, an increase of 119%. Improved margins resulted in operating cash flow increasing by 84% to $323 million and year-end consolidated net cash balances of $288 million increased from $162 million. Year-end debt amounted to $27 million and the net cash position, after provision of the final dividend, amounted to $287.6 million.

Shareholders have been rewarded with an increased dividend and an effective share buy-back. In April we purchased 3.5% of our subsidiary Aquarius Platinum South Africa from our black economic empowerment (BEE) partners, the Savannah Consortium (SavCon). The transaction was for a cash consideration of R342 million and has increased your company's earnings and maintained the long-term sustainability of our BEE credentials. In terms of our agreement with SavCon on the convertability of their AQPSA shares into shares of Aquarius Platinum, this represented an effective buy back of 2,918,590 million shares of Aquarius Platinum. After the end of the financial year, we announced an increase in the final dividend to 30 cents bringing the total in respect of 2007 to 42 cents, an increase of 75% over that paid in respect of 2006. The total dividend payout amounts to $36 million which together with the buy-back represents a return to shareholders of $85 million. In order that shares in your company might become more readily marketable, a proposal will be put to shareholders at the annual general meeting to approve splitting the shares from 15 cents nominal to 5 cents nominal.

Progress towards our production target of 600,000 PGM ounces was marginally disappointing and reflected geological, operational and industrial relations issues which, together with the actions being taken to address them, are fully covered in the CEO's review. I am confident that the revised mining strategies to increase operational flexibility and efficiencies will bring benefits. Short-term increases in costs will strengthen our operations and enable us to maintain our position as the industry benchmark as efficient low-cost mine managers. We still maintain our target to exceed 600,000 ounces in the current financial year. On the corporate front, we continue to strengthen our relationships within the industry. Opportunities for mutually profitable co-operation continue to exist. Management keeps a close eye on possible ventures involving PGMs, both with our BEE partners and elsewhere. We have no plans to diversify away from PGMs.

It only remains for me to express my gratitude to my colleagues on the Board, management, employees and contractors who have done much to achieve satisfactory results in an exceptional year. In particular, I would like to express my appreciation to two directors, Patrick Quirk and Zwelakhe Sisulu, who retired during the year, as well as to Gert Ackerman, who retired as Managing Director of AQPSA in March 2007, and to Alex Mhembere who is retiring as CEO of Mimosa Mining and who has done much in difficult circumstances to make that operation such a success. I wish Gert well on his retirement and Alex success in his new career with Zimplats. Last but by no means least, the thanks of myself and my fellow directors are due to you, the shareholders, without whom none of this would have been possible.

Yours sincerely,

Nicholas Sibley
Chairman
26 October 2007


Growth in revenues
67%
Growth in net profit
119%
Growth in cash balances
77%
Growth in dividend
75%
Growth in operating cash flow
94%


CHIEF EXECUTIVE OFFICER'S REVIEW 2007
CHIEF EXECUTIVE OFFICER'S REVIEW 2007 CHIEF EXECUTIVE OFFICER'S REVIEW

Chief executive officer's review

Aquarius has again produced a record set of results and is set to achieve its annual target of 600,000 PGM oz

Aquarius reported yet another record performance – both operational and financial – for the financial year ended 30 June 2007. Record production together with good prices received resulted in record profit and a new level dividend – this all contributed to make the 2007 financial year a remarkable one on all fronts.

Attributable group production for the year was 530,726 PGM ounces, an increase of 19% on FY2006. This was, however, some 40,000 ounces less than had been planned as a result of the geological challenges encountered, a lack of flexibility and redundancy and labour issues. The average basket price per PGM ounce rose by 32% to $1,304. Together, the increased production and price received resulted in a 67% increase in revenue to $709.2 million and a 119% increase in net profit to $187.2 million, equivalent to 218.5 US cents per share. Given this record performance, a total dividend of 42 US cents was declared for the year, 75% up on the dividend declared in FY2006.

SAFETY

Group safety performance during the year under review – reflected in six fatalities compared with one in the previous year – is unacceptable.

I am deeply saddened to report that belt attendant José Gobo, a Murray and Roberts employee, died in a work-related incident at Kroondal; section team leader Matutle Molaatsoana and rock drill operator Mothebe Molefi, both employees of Shaft Sinkers, died in work-related incidents at Everest; and machine assistant Shadreck Dombe, safety, health and environment officer Justus Dhlamini and acting ventilation officer Eliot Mazadzise died in work-related incidents at Mimosa.

I extend my deepest condolences to the family, friends and colleagues of these men.

An increase of this magnitude in the incidence of work-related fatalities at a Group level year on year overshadows the fact that Marikana recorded a fatality-free year and that both Kroondal and Everest recorded improvements in their disabling injury incidence rate (DIIR).

I am profoundly disturbed by the causes of the fatalities: two were related to falls of ground, one was materials handling-related and one was related to the transport of ore. At Mimosa, Messrs Dombe and Mazadzise succumbed to asphyxia (oxygen deficiency) when called upon to investigate the suspected presence of harmful gases underground. I would have hoped that having in place, across the Group, policies, practices, equipment and codes of conduct that work in concert, we could have prevented such fatalities.

I am pleased to report that, in each instance, much has been learned from the various investigative processes by ourselves and the respective regulatory authorities. Each has resulted in remedial action – in the case of the materials handling incident particularly, quite far-reaching remedial action – which should substantially reduce the risk of recurrence.

Chief executive officer's review CONTINUED

At the foundation of safety management in the workplace, in my view, lies the issue of risk assessment and management. Only when we are able to say that we have achieved everything possible in respect of workplace risk assessment, management and awareness – and appropriate behaviour across the workforce – will we be able to take a more sanguine view of our safety management. I am under no illusions about the challenge this poses.

MARKET REVIEW

The market for PGMs continued strongly yet again in calendar year 2006. Market fundamentals for most of the PGMs remained encouraging with demand being maintained and supply deficits being reported for calendar year 2006. The average prices for all PGMs rose and have continued their rise in the first nine months of 2007.

According to Johnson Matthey, while the platinum market was almost in balance in calendar year 2006, increases in supply from South African producers and a fall off in jewellery demand were more than made up for by increased autocatalytic demand. Despite the market being in equilibrium, the platinum price rose by 27% to $1,144/oz in 2006 and has in fact risen by a further 21% since December 2006.

The palladium market remained in surplus and the decline in demand from the jewellery sector was countered to some extent by stronger demand from the automotive – boosted by the implementation of stricter emission legislation in China – and electronic sectors. The palladium price nevertheless rose by 59% to $322/oz in 2006 and by an additional 15% since December 2006.

Demand for rhodium also strengthened, driven largely by the global automotive industry and demand for flat screen glass. Demand for these metals far outstripped supply and their prices performed accordingly.

The minor PGMs – ruthenium and iridium – performed well during the year as did other by-products of our operations – copper, nickel, chromite and cobalt. The global economy, driven by China and India, continues to grow, despite recent market fluctuations and concerns in the United States regarding the sub-prime market.

The copper price was relatively volatile in FY2007, ranging from $2.40/lb to $3.70/lb, largely in response to disruptions to production at the operations of many major copper producers. Copper is currently trading at $3.75/lb. The nickel price rose for most of FY2007, peaking at around $24.00/lb ($52,800/ton) in May 2007 from where it has since declined and is currently trading at around $14.00/lb. This is still well in excess of levels seen prior to FY2007. Fundamental demand for base metals such as copper and nickel remains buoyant, boosted by growth in India and China in particular where demand spurred by infrastructural development programmes is expected to continue for at least the next decade.

The average South African PGM basket price for the year rose by 32% to $1,360/PGM oz, largely owing to strong increases in the prices of platinum and rhodium. In Zimbabwe, where relatively less platinum and rhodium and more palladium are produced, the basket price rose by 31% to average $974/PGM oz.

OPERATIONAL AND FINANCIAL PERFORMANCE

Positive growth in production at most of our operations resulted in record attributable production for the year of 530,726 PGM ounces. Group performance was stronger in the first half of the year as the expansion programme was interrupted by sporadic industrial action in the second half of the year. In addition, a strategic decision was made in January 2007 to focus on increasing mine development to provide increased redundancy and flexibility in the longer term. This will ensure the Group's ongoing growth profile is achieved in a sustainable and economic manner. The increase in production in 2007 was largely due to the continued ramp-up at Everest and the underground production coming on-stream at Marikana.

Production highlights for the year were:

- Production remained steady at Kroondal at 439,350 PGM oz (attributable production of 219,674 PGM oz). Development of the K5 shaft proceeded according to plan and overall tons mined increased by 10% to 6.6Mt; this was offset by a decline in grade, as a result of the extensive development undertaken during the year.
- Marikana reported production for the year of 132,375 PGM oz (attributable production of 66,187 PGM oz) on the back of increased open-pit production and the ramping up of the underground operation – 2.0Mt were processed and grades remained steady.
- The ramp up to full production at Everest continued during the year. In FY2007, Everest's first full year of operation, 2.4Mt, of which 75% was from underground, were processed to yield 163,938 PGM oz. Production from the open pit is to be wound down and the pit is scheduled to be mined out by mid-FY2008.
- Underground production from Mimosa exceeded expectations although problems were experienced with the surface plant. Overall PGM production increased by 8% to 154,448oz.
- The volume of tons processed by the CTRP increased by 12% to 182,000 tons to yield 19% more PGM ounces of 7,408 oz, of which 3,703 oz were attributable.

Rand/US dollar exchange rate – FY2007


8.20
8.00
7.80
7.60
7.40
7.20
7.00
6.80
6.60
6.40
6.20
6.00
July 2006
Sept 2006
Dec 2006
March 2007
June 2007

	KROONDAL	MARIKANA	EVEREST	MIMOSA	CTRP	CORPORATE	TOTAL
Total attributable PGM production (ounces)	219,674	66,187	163,938	77,224	3,703	–	530,726
$ millions							
Revenue	279.5	85.4	210.4	121.7	6.0	6.2	709.2
Cost of sales:							
On mine cash costs	(93.6)	(47.9)	(77.7)	(40.0)	(2.2)	–	(261.4)
Amortisation and depreciation	(9.5)	(9.4)	(9.2)	(3.0)	(0.7)	–	(31.8)
Gross profit	176.4	28.1	123.5	78.7	3.1	6.2	416.0
Amortisation of fair value	(6.3)	(0.8)	–	(0.6)	–	–	(7.7)
Gross profit after FVU	170.1	27.3	123.5	78.1	3.1	6.2	408.3
Other income	–	–	–	–	–	2.6	2.6
Corporate administrative costs	–	–	–	–	–	(8.9)	(8.9)
Foreign currency gain/(loss)	(0.3)	–	0.2	(2.1)	–	(0.1)	(2.3)
Finance charges	–	–	(3.5)	(0.7)	–	(11.0)	(15.2)
Profit before tax	169.8	27.3	120.2	75.3	3.1	(11.2)	384.5
Tax expense							(90.9)
Profit after tax							293.6
Minority interest							(106.4)
Profit after minority interest							**187.2**

Chief executive officer's review CONTINUED

The group's financial performance reflected the record operational performance (up 19%) and strong conditions in PGM markets ($ basket price up 39% on the calendar year) which combined to result in an increase in revenue of 67% to $709.2 million for the year (FY2006: $426 million). This amount includes sales revenue of $690 million, and interest income of $19.2 million.

As a consequence of the higher production levels and commodity prices net profit increased by 119% to $187.2 million, equivalent to 218.5 US cents per share. Net operating cash flow was 94% higher at $341 million while the cash balance at year-end rose to $287.6 million (FY2006: $162.4 million). A final dividend of 30 US cents per share was declared bringing the total dividend for the year to 42 US cents, an increase of 75% (FY2006: 24 US cents).

Although year-on-year-end there was little change in the rand/dollar exchange rate, there was considerable volatility during the year with the rand ranging from a high of R8/$ to a low of R6.7/$ – it ended the year at R7.10/$. The average rate for the year was R7.20/$ compared to R6.35/$ in FY2006. The overall weaker rand continued to place costs of the South African operations under pressure.

CORPORATE MATTERS

In October 2006, all of the operations of AQPSA (Kroondal, Marikana and Everest) were awarded their new order mining licences in terms of the South African Mineral and Petroleum Resources Development Act of 2002. In particular, black economic empowerment ownership of 29.5%, a result of the transaction undertaken with Savannah Consortium (SavCon) in 2004, exceeded the requirements of this Act, and this fact together with the accumulation in the cash balance in recent years has enabled Aquarius to purchase a 3.5% equity interest in AQPSA from SavCon for R342.5 million in cash. This purchase was tantamount to an effective share buy-back of almost 3 million shares in Aquarius. As a result of this transaction, Aquarius has increased its stake in AQPSA to 54%, and the number of shares in Aquarius, the holding company, to which SavCon will be entitled in exchange for its stake in AQPSA, has reduced correspondingly. The conditions for the ultimate disposal of SavCon's current stake of 26% stake in AQPSA in exchange for shares in Aquarius remain unchanged.

As at 30 June 2007, $22.7 million (R161 million) had been set aside by AQPSA to enable the company to attend to ongoing environmental rehabilitation at its operations. This is in addition to the $10 million (R71 million) held in trust in terms of current legislation for environmental rehabilitation on the closure of mining operations. These additional funds are being appropriated to enable the company to attend to the current rehabilitation needs of the South African operations. The company intends to increase the amount appropriated for ongoing rehabilitation to approximately $54 million (R385 million) by the end of the 2008 financial year. AQPSA currently has sufficient funds available to meet its current environmental rehabilitation obligations.

At year-end, the group's cash balance totalled $288 million of which $162 million was held by AQPSA. Group external debt amounted to $36 million. The cash balance currently being built up will be deployed to take advantage of corporate opportunities.

In September 2007, the Parliament of Zimbabwe approved the Indigenisation and Economic Empowerment Bill which now awaits Presidential assent before it becomes law. The Bill seeks to set overall guidelines for the attainment of a 51% indigenous shareholding in all foreign-owned companies in the country and provides for sector-specific guidelines, including time frames on its attainment. The Chamber of Mines of Zimbabwe is currently engaging with the Ministry of Mines with a view to achieving a suitable modus operandi for the mining sector. Of particular concern is the issue of social credits emanating from community and social responsibility projects.

On 1 October 2007, the Governor of the Reserve Bank of Zimbabwe (RBZ) announced in his Mid-Year Monetary Policy Statement that all corporate foreign currency balances held with financial institutions would be 'centralised' at the RBZ. Financial institutions will now only maintain 'mirror accounts' of balances held at the central bank. Also, foreign currency retention levels are to increase from 60% to 65% with the remaining 35% to be sold to the central bank. Foreign currency retention periods of 30 days have been introduced.

Mimosa continues to operate under the regulations of the Enhanced Platinum Sector Regime and the related Tripartite Account Management Agreements signed by the RBZ, the MBCA Bank and Mimosa. The company's foreign currency balances continue to be maintained offshore. Liquidations of foreign currency through the central bank marginally exceed the company's local currency requirements. Excess local currency is being placed into sound investment portfolios so as to maintain their value. These investments are largely properties in Zvishavane town where the majority of the company's employees reside, properties in Harare and focus on dual-listed stocks which so far have largely been maintained.

On the exploration front, Aquarius announced in October 2006 that it had signed an agreement with Bakgaga Mining (Pty) Ltd to drill and conduct feasibility work on prospective platinum mineral-bearing properties on South Africa's Bushveld Complex.

Aquarius would like to extend its thanks to SavCon, our BEE partner, for its positive contribution to AQPSA as well as to Anglo Platinum and Impala Platinum, our partners in the P&SA agreements and Mimosa respectively, for the excellent working relationships we have with them.

Managing Director of AQPSA, Gert Ackerman retired from the group in March 2007 and is currently involved with the company on a consultancy basis. We thank Gert for his invaluable contribution to the company and wish him well with his future endeavours. In his stead we welcome to the company Anton Wheeler who is currently responsible for the day-to-day management of AQPSA.

We also bid farewell to Alex Mhembere and thank him for his contribution to Aquarius during his tenure as CEO of Mimosa Mining Company. We wish him success in the future.

OUTLOOK

The outlook for the PGM market remains positive with current price levels being maintained for the foreseeable future and the rand is expected to behave much as it has in the past year.


CHIEF EXECUTIVE OFFICER'S REVIEW 2007
CHAIRMAN'S LETTER 2007

As the operating mining environment becomes ever more challenging, Aquarius has adapted its mining plan and strategy to allow for more development at the operations which will result in improved mining efficiencies. In particular, the groundwork has been laid to ensure a 10% to 15% increase in attributable production in FY2008. The challenge will remain to manage operating costs. Aquarius remains on track to achieve production of 600,000 PGM ounces.

In particular:

- Kroondal remains on track to achieve attributable production of 240,000 ounces annually with significant life-of-mine extension to 2016.
- Marikana too has plans in place to achieve annual attributable production of 94,000 PGM ounces with a potential life-of-mine extension to 2020.
- Everest will achieve full production of 200,000 PGM ounces in FY2008 and has a life-of-mine to 2015, excluding the mineral resource opportunities at Hoogland and Sterkfontein.
- The ramp-up in production at CTRP continues.
- An expansion (Wedza V) is currently under way at Mimosa to increase attributable production to 97,500 PGM ounces from FY2008.

Given that it is likely that the current prevailing conditions will continue, the group cash balance will accumulate. If this should happen, and once future capital expenditure has been taken into account, appropriate means of returning cash to shareholders will be found.

Furthermore, the board has proposed a 3:1 share split. It is expected that this will increase both its affordability to investors and the tradeability on those exchanges on which it is listed.

Finally, as is the nature of Aquarius we continue to seek opportunities to extend and consolidate our asset base. Aquarius' ability to apply its rapid ramp-up, reduced capital and efficient extraction operating model provides unarguable logic for further potential joint ventures.

Stuart Murray
Chief Executive Officer
26 October 2007

Market review*

The 2006 calendar year was marked by booming prices for most PGMs, a result of sustained, strong demand relative to supply and continued investment interest in the sector.

PLATINUM

- Autocatalyst demand continued to boost support overall demand as ever stricter emissions standards are enforced
- Jewellery demand negatively affected by price strength
- Record prices levels continue – monthly average price for July 2007 of $1,306/oz, the highest ever.

The increased supply of platinum from South Africa of 5.3Moz (up by 3.4%) in calendar year 2006, which accounted for 78% of global supply, resulted in the platinum market being virtually in balance. The year ended with a fractional surplus of 10,000oz. Despite the platinum market being virtually in balance, platinum prices rose by an annual 27%, spurred on by investment and speculative activity. The average platinum price achieved for the year was $1,144/oz as compared to $899 in 2005 and an average of $1,265 for the 2007 calendar year to date.

While overall platinum demand rose by just over 1%, automotive demand in particular was up by more than 10.5% to a record 4.2Moz, accounting for an increasing proportion of overall platinum demand of 62% as compared to 45% in 2005. The increase in automotive demand was largely due to the implementation in January 2006 of still stricter emissions legislation in Europe where more than half of all new light-duty vehicles are powered by diesel. This legislation also led to an increase in the quantity of particulate filters being manufactured, helping to take European platinum consumption to record levels of 2.2Moz. Supplementing demand as well was the increased use of autocatalysts in heavy-duty diesel vehicles.

Jewellery demand, which accounted for 25% of total demand in 2006, continued to be hard hit by the strength in the price which encouraged yet more destocking, jewellery recycling and substitution by cheaper white metals such as palladium and white gold. Manufacturers' purchases of new metal declined significantly.

PALLADIUM

- Weighty surplus in market continues
- Increase in automotive demand offset by sharp fall in jewellery demand
- Price increases underpinned by speculative activity

The average palladium price for 2006 was $322/oz, 59% up on that of $203 in 2005 and compares with an average of $357 for the first eight months of 2007. These increases belie market fundamentals.

* *Source: Johnson Matthey*

The surplus in the palladium market of 1.4Moz was well in excess of 1Moz for the fourth year in a row. Supply from South Africa rose substantially by 11.5% and the palladium surplus was compounded by a 9% decline in demand to 6.6Moz, which was in turn largely caused by the sharp contraction in jewellery demand of 30%.

On the positive side, palladium demand by the automotive and electronics sectors increased respectively to more than 4Moz (the highest level since 2001) and 1.1Moz. In the automotive sector, the increasing platinum:palladium price differential has encouraged the continued switch by auto manufacturers away from platinum-based autocatalysts to those using palladium-rhodium technology, particularly in North America and the rest of the world. The latter includes China where automotive palladium demand continues to increase significantly, as a result of the growing market there and the implementation of stricter emission legislation. In the electronics sector, multi-layer ceramic capacitors (MLCC) remain the most significant application and are likely to remain so with growth in the electronics consumer market exceeding 10% annually. Investment demand for palladium was muted.

OTHER

Demand for rhodium continued strong for the fifth consecutive year, largely owing to demand from the automotive sector so as to comply with NOx emission standards for vehicles and from the glass industry for the manufacture of liquid crystal display screens. Demand far outweighed supply, resulting in a price that was up 115% in 2006 and has risen by another 37% in 2007 to date. Although a minor PGM, both demand for and the price of ruthenium soared in 2006 and into 2007, driven by demand for the metal in perpendicular magnetic recording (PMR) and strong demand for PMR discs.

MARKET REVIEW MARKET REVIEW MARKET REVIEW MARKET REVIEW MARKET REVIEW MARKET REVIEW


MARKET REVIEW

Market review

CONTINUED

Platinum – autocatalyst demand CY2006



- Europe 51%
- Japan 14%
- China 4%
- North America 22%
- Rest of the world 9%

Platinum – jewellery demand CY2006



- China 47%
- North America 15%
- Rest of the world 4%
- Japan 23%
- Europe 11%

Platinum supply and demand (000oz)

Calendar years	2006	2005
Supply		
South Africa	5,290	5,115
Russia	880	890
North America	345	365
Other	270	270
Total supply	**6,785**	**6,640**
Demand		
Autocatalyst – gross	4,195	3,795
recovery	(855)	(770)
Jewellery	1,605	1,965
Industrial	1,870	1,690
Investment	(40)	15
Total demand	**6,775**	**6,695**
Stock movement	**10**	**(55)**

Palladium supply and demand (000oz)

Supply		
South Africa	2,905	2,605
Russia	3,900	4,620
North America	985	910
Other	270	270
Total supply	**8,060**	**8,405**
Demand		
Autocatalyst – gross	4,015	3,865
recovery	(800)	(625)
Jewellery	995	1,430
Electronics	1,065	970
Dental	800	815
Other	560	900
Total demand	**6,635**	**7,355**
Stock movement	**1,425**	**1,050**

Review of operations

KROONDAL (50% P&SA1 with Anglo Platinum)

KEY STATISTICS FY2007:	
Tons processed	6.3Mt
Average grade (4E)	2.81g/t
Production of metal in concentrate	
Platinum	263,930oz
Palladium	127,048oz
Rhodium	46,097oz
Gold	2,275oz
Total PGMs	439,350oz
Total attributable PGMs	219,674oz
Cost	R3,069/PGM oz
	$427/PGM oz
Capital expenditure	R250 million
	$35 million

DIIR (rate per 200,000 manhours)



2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
FY2004
FY2005
FY2006
FY2007

Total attributable PGM production* (000 oz)



250
200
150
100
50
0
FY2004
FY2005
FY2006
FY2007

* *P&SA1 implemented in FY2003*

Contribution to group production



● Kroondal 41%

DESCRIPTION

Kroondal mine, Aquarius' premier operation, is on the western limb of the Bushveld Complex, close to the town of Rustenburg, in North West Province, South Africa. Kroondal entered into a pool and share agreement (P&SA1) with Anglo Platinum in 2003 in terms of which both companies pooled their assets to enable access to the combined resources and infrastructure. The resulting production and financial benefits are split between the two companies on a 50:50 basis. As a result of this P&SA, Kroondal's scope of operations has been expanded and its life of mine extended to 2016.

The Kroondal mine comprises four operating decline sections: the Central, East, No 3 and K5 shafts. The No 4 shaft was transferred to Marikana in exchange for the Townsland Block (K5 shaft) in terms of a boundary adjustment for the Marikana P&SA2 agreement. Development of the K5 shaft is progressing to schedule with the UG2 Reef having been intersected on 1 September 2006. Kroondal also has two concentrator plants, K1 and K2, with a combined capacity of 570,000 tons per month. Both plants incorporate dense media separation processes.

Kroondal has offtake agreements for the processing and refining of its concentrate with both Anglo Platinum and Impala Refining Services (IRS). Once the terms of the agreement with IRS have been fulfilled, all concentrate produced by Kroondal will be sold to Anglo Platinum.

SAFETY

There was regrettably one fatality during the year. This fatality occurred after almost 1.8 million fatality free shifts had been achieved by December 2006. The disabling injury incidence rate (DIIR) per 200,000 manhours improved to 0.75 in FY2007 from 0.96 the previous year.

OPERATIONS

Of the 6.6Mt mined in FY2007, 6.3Mt were processed, an increase of 5% on FY2006, with 5.9Mt sourced from underground and 0.4Mt from the open pit section. The latter was 1% down on the period.

Head grade was marginally down at 2.81g/t, a result of the greater volumes of throughput of development ore from the existing shafts and the K5 shaft. Consequently, recoveries were down by 1% to 77%. The lower metallurgical recovery rate together with the reduced grade resulted in total PGM (4E) production remaining steady year-on-year at 439,350oz (total attributable production: 219,674oz).

FINANCIAL PERFORMANCE

Kroondal recorded an average PGM basket price of $1,386/PGM ounce, an increase of 34% on the year. The basket price rose steadily during the course of the year to average $1,520/PGM ounce in the fourth quarter. The increase in the product price received together with the weakening in the South Africa rand against the dollar on the year (R7.18/$ versus R6.37/$ in FY2006), resulted in mine revenue increasing by 46% to R4 billion (attributable revenue: R2 billion). The cash operating margin for the year was 66%, up from 59% the previous year.

The cash cost per run-of-mine ton increased by 14% to R213, largely owing to the rise in mining and labour costs and the increase in on-reef development conducted during the year. This together with the reduced head grade and recoveries achieved, resulted in the cash cost per PGM ounce increasing by 20% to R3,069.

CAPITAL EXPENDITURE

Capital expenditure at Kroondal totalled R250 million ($35 million), an increase of 88% on the previous year. The establishment of underground infrastructure at the steady state operations consumed R127 million and R87 million was spent at the newly acquired K5 shaft on development and infrastructure. The balance was spent on phase 1 of the Rail link project (R27 million) and plant improvements (R9 million).

OUTLOOK

In FY2008, the ramp up of K5 shaft will replace depleted open pit reserves and the reduction in Kroondal's underground production and will also increase total output. However, unit costs are expected to rise year-on-year owing to the increase in primary development planned to grow and maintain redundancy at a minimum of 50%.

Review of operations

MARIKANA (50% P&SA2 with Anglo Platinum)

DIIR (rate per 200,000 manhours)



0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
FY2005
FY2006
FY2006
FY2007

KEY STATISTICS FY2007:	
Tons processed	2.0Mt
Average grade (4E)	3.19g/t
Production of metal in concentrate	
Platinum	80,903oz
Palladium	37,719oz
Rhodium	12,750oz
Gold	1,003oz
Total PGMs	132,375oz
Total attributable PGMs	66,187oz
Cost	R5,219/PGM oz
	$727/PGM oz
Capital expenditure	R201 million
	$28 million

DESCRIPTION

Marikana, which lies eight kilometres to the east of Kroondal, on the western limb of the Bushveld Complex, has both underground (1, 2 and 4 shafts) and open-pit mining operation. There is a concentrator plant with a monthly processing capacity of 220,000 tons of ore.

Total attributable PGM production (000 oz)



100
90
80
70
60
50
40
30
20
10
0
FY2004
FY2005
FY2006*
FY2007

* *P&SA implemented during the course of FY2006.*

Aquarius has a second pool and share agreement at Marikana (P&SA2) and FY2007 was the first full year of operation in terms of this agreement. The P&SA2 includes a dense media separation plant which was commissioned in November 2006.

Concentrate produced from mineral reserves contributed by Marikana is smelted, refined and marketed by IRS. Concentrate produced from mineral reserves contributed by Anglo Platinum to the P&SA2 is smelted, refined and marketed by Anglo Platinum.

SAFETY

There was a slight deterioration in the DIIR per 200,000 manhours for the year to 0.36 from 0.31. There were, however, no fatalities during the year and the mine achieved 1.3 million fatality-free shifts by the end of June 2007.

OPERATIONS

Production from the open pit operation increased by 40% to 1.4Mt. The underground operation continued to ramp up during the year and production from here more than trebled to 708,000 tons, accounting for approximately 34% of overall production from Marikana in the last quarter of the year. The average head grade achieved for the year remained steady at 3.19g/t (FY2006: 3.20g/t). Open-pit production is scheduled to decline to 50,000 tons per month by FY2009, which level will be maintained until this reserve is mined out in 2013. The decline in throughput of the relatively high-grade open-pit volumes is expected to result in a decline in grade to 3.15g/t in FY2008.

Contribution to group production



Marikana 12%

Plant recoveries decreased to 64% from 67% as a result of the increase in oxidised material supplied from the pit for processing. However, recoveries are expected to increase next year as the ramp-up of underground production continues.

Total production rose by 54% on the year to 132,375 PGM ounces, of which 66,187 ounces were attributable to Aquarius.

Following the dispute with Moolman Mining in FY2006, a new primary open pit mining contractor MCC Mining (Pty) Ltd was appointed in January 2006. MCC has also been contracted to undertake the rehabilitation of the open pit.

At 1 shaft, 1,486m of primary development were completed during the year, the new 2 shaft (also out of the open pit hanging wall) achieved 438m of primary development. At 4 shaft, 3,866m of primary development were completed. An increased number of potholes were encountered and infill drilling was undertaken to determine the extent of the geological disturbance. The initial results of the drilling programme indicated that an increase in the geological loss factor could be expected. The geological loss for the financial year was approximately 40%.

Stoping operations at 2 shaft will begin in FY2008.

The P&SA2 includes a dense media plant which was commissioned in November 2006 and is now operating at full capacity of 220,000 tons a month. The total cost of development of this plant was R60 million.

FINANCIAL PERFORMANCE

Marikana achieved an average PGM basket price for the year of $1,344/PGM ounce. The price rose steadily during the course of the year and the average for the fourth quarter of the financial year was $1,453/PGM ounce. This together with the increase in production contributed to an 135% increase in mine revenue to R1.2 billion (attributable: R612 million). The cash margin also rose significantly to 44% as compared to 16% in FY2006 and -9% in FY2005.

Operating costs per run-of-mine ton fell by 2% as a result of the increase in volumes mined underground while cash costs per PGM ounce increased by 5% to R5,219/PGM ounce on the back of the lower recoveries achieved.

CAPITAL EXPENDITURE

Total capital expenditure for the year amounted to R201 million, of which ongoing capital was R128 million. Included in this was expenditure on construction of the dense media plant, expansion of the tailings dump and establishment of 2 shaft.

OUTLOOK

Open-pit operations will be scaled down in FY2008 as 2 and 4 Shafts ramp up. Open-pit production will be capped at 50,000 tons per month until the reserve is mined out in 2013. The ratio of underground to open-pit ore is planned so as to optimise recoveries.

Rehabilitation of the open pit, which is considered a priority, is planned to occur in conjunction with mining of the pit. The rehabilitation process will be accelerated using surplus equipment capacity resulting from the scheduled decline in open-pit production and is expected to be completed in 2014.

Review of operations

EVEREST (100%)

KEY STATISTICS FY2007:	
Tons processed	2.4Mt processed
Average grade (4E)	2.89g/t
Production of metal in concentrate	
Platinum	94,398oz
Palladium	52,527oz
Rhodium	15,534oz
Gold	1,478oz
Total PGMs	163,938oz
Total attributable PGMs	163,938oz
Cost	R3,373/PGM oz
	$470/PGM oz
Capital expenditure	R132 million
	$19 million

DIIR (rate per 200,000 manhours)


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
FY2006
FY2007

DESCRIPTION

The Everest Mine is located on the eastern limb of the Bushveld Complex in the province of Mpumalanga, South Africa. The mine consists of a decline shaft and an open-pit operation which both mine the UG2 Reef. A concentrator plant (no dense media separation process) with a monthly capacity of 230,000 tons processes the material mined. FY2007 was Everest's first full year of production.

Total attributable PGM production (000 oz)


180
160
140
120
100
80
60
40
20
0
FY2006
FY2007

SAFETY

The DIIR for the year was 0.62, an improvement on the 0.73 reported for FY2006. There were regrettably two fatalities during the year.

OPERATIONS

Underground production increased significantly to 1.8Mt for the year compared to 0.5Mt in FY2006. The primary operational activity during the year was the on-reef decline development (1,471m) and establishment of stoping sections. The more favourable underground production is now the primary tonnage feed to the plant, accounting for 92% of total tons mined in the fourth quarter of the year.

In line with plans, open-pit production declined to 0.6Mt compared to just less than 1Mt the previous year. The North Pit was depleted in the first half of the year and reserves were boosted with the extension of the South-West Pit which added an additional 320,000 tons, albeit oxidised reef, to the opencast reserve, The current open-pit reserve is scheduled to be mined out by October 2007.

The average head grade achieved for the year declined to 2.89g/t from 3.04g/t as a result of the decline in production from the open pit and the large proportion of development tons from underground.

Contribution to group production


Everest 31%

Concentrator throughput totalled 2.4Mt for the year. Given the higher proportion of tons from underground in the mix supplied to the plant, recoveries increased to 74%. Recoveries of 78% are expected in FY2008 once underground tons make up 100% of the feed to the plant.

Total PGM production was 163,938 PGM ounces, an increase of 69%. Ramp-up at

Everest continued throughout the course of the year and steady state production is scheduled to be attained in the fourth quarter of FY2008.

FINANCIAL PERFORMANCE

Everest achieved an average basket price of $1,286/PGM ounce, up 24% on the previous financial year. This combined with the significant increase in production and the weaker rand/dollar exchange rate, resulted in revenue for the year of R1.5 billion.

Cash costs per run-of-mine ton rose 44% to R232 ($32/ton), in line with the increased ratio of higher cost underground tons mined. The cash cost per PGM ounce increased to R3,373, also in line with increased underground production and with the lower grade.

CAPITAL EXPENDITURE

Capital expenditure for the year amounted to R132 million which included expansion capital of R25 million, primarily retention payments, which were concluded during the year. The Everest project capital expenditure was concluded during the year with R635 million having been spent in all. Expansion capital was significantly less than the initial R860 million budgeted as the contingency allowance was not spent, savings were in fact realised and the mine generated positive cash flows from the first month of operation. As a result, within the first month of the start of operation, the costs of operating the mine were transferred from the capital budget to operating costs. Expansion capital was recouped within the first 12 months of operation.

Ongoing capital expenditure of R108 million was spent primarily on the establishment of underground infrastructure.

OUTLOOK

The coming year at Everest will be one of consolidation, focussing on the final ramp up of underground production.

Review of operations

MIMOSA (Aquarius 50%)

KEY STATISTICS FOR FY2007:	
Tons processed (Mt)	1.7Mt
Average grade (4E) (g/t)	3.66
Production of metal in concentrate	
Platinum	78,240oz
Palladium	59,517oz
Rhodium	6,067oz
Gold	10,613oz
Total PGMs	154,448oz
Total attributable PGMs	77,224oz
Cost	$382/PGM oz
Capital expenditure	$13 million

DIIR (rate per 200,000 manhours)


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
FY2004
FY2005
FY2006
FY2007

DESCRIPTION

The Mimosa mine is situated on the Wedza Geological Complex on the southern reaches of the Great Dyke in Zimbabwe. The operation, which consists of a shallow underground mine accessed by a decline shaft and a surface concentrator plant, is managed by Mimosa Investments Limited and overseen by joint venture partners Aquarius and Impala Platinum Holdings Limited (Implats). Mimosa has an offtake agreement with Impala Refining Services in South Africa for the processing and refining of the concentrate produced.

Total attributable PGM production (000 oz)*


80
70
60
50
40
30
20
10
0
FY2004
FY2005
FY2006
FY2007

*Aquarius acquired c 50% equity interest in Mimosa effective July 2002

SAFETY

Regrettably, three fatalities were reported at Mimosa during the year. The DIIR declined to 0.41 in FY2007 from 0.28 the previous year. Management has recommitted itself to ensuring the strict enforcement of safety standards.

OPERATIONS

Mimosa mined 1.8t in FY2007, an increase of 8% on the year and exceeding expectations. Run-of-mine tons milled of 1.7Mt for FY2007 (FY2006: 1.7Mt) were lower than planned as a result of problems experienced during the year with the plant expansion and its commissioning. At year-end, the stockpile stood at the equivalent of two months throughput.

The head grade declined by 2% to 3.66g/t while metallurgical recoveries of 77%, were recorded.

Total production of PGMs in concentrate rose by 8% to 154,448 ounces (Attributable: 77,254 ounces) of which 78,240 ounces were platinum.

Contribution to group production


Mimosa
14%

The Wedza IV expansion project was completed during the year and in January 2007, the $28.8 million Wedza V expansion project was announced taking production to 195,000 PGM ounces in concentrate and concentrating plant capacity to 175,000 tons milled a month. Underground production was successfully ramped up in line with the planned expansion, however, problems encountered at the plant during the third quarter of the year delayed its commissioning. The mill was repaired and record quarterly throughput was achieved in the fourth quarter of the year which helped to make up some of the production lost previously. Wedza V is now scheduled for hot commissioning in November 2007 and will be completed in January 2008.

The mining operation is in the process of being fully mechanised with the use of drill rigs. Although maintenance of the LHD fleet and rolling ground conditions have been problematic in the past, these challenges have been overcome. The mine has introduced increased capacity low-profile LHDs to clean and scrape the ore after blasting. With underground production targets having been met and given the relatively high staff turnover during the year, the opportunity was taken towards year-end to conduct refresher training courses on technical skills and processes, and safety.

The erratic supply of power remains a challenge but Mimosa has reached agreement with ZESA, the national power authority, that power to meet the mill's minimum requirements will be maintained and that advance notice will be given on when load shedding will occur. Negotiations on importing power directly from Mozambique are currently in progress..

Costs, which increased year-on-year by 11% in terms of US dollars, were aggravated by distortions in the exchange rate system as well as significant increases in the price of steel products and fuel.

CAPITAL EXPENDITURE

In FY2007, capital expenditure amounted to $14 million, with the Wedza V expansion accounting for $5.7 million of this. The related underground expansion has been completed: the conveyor was extended and a drill rig and additional LHD vehicles acquired. An additional $15 million will be required to complete the processing aspect of Wedza V, including the refurbishment of the mills, the purchase of new flotation cells, tailings thickener, piping and a return water dam.

OUTLOOK

On completion, the Wedza V project will take annual production to 195,000 ounces of platinum. Additional exploratory drilling is to be conducted at North Hill to provide additional information on the delineation of the orebody. Mimosa will continue to investigate ways and means of optimising the performance of the plant (Wedza VI).

Review of operations

CHROMITE TAILINGS RETREATMENT PLANT (Aquarius 50%)

DIIR (rate per 200,000 manhours)


1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
No disabling injuries have been reported since the plant was commissioned in January 2005
FY2006
FY2007

Total attributable PGM production (000 oz)


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
FY2005
FY2006
FY2007

Contribution to group production


CTRP
1%

KEY STATISTICS FY2007:	
Tons processed	182,000t
Average grade (4E)	4.32g/t
Production of metal in concentrate	
Platinum	4,512oz
Palladium	1,629oz
Rhodium	1,252oz
Gold	15oz
Total PGMs	7,408oz
Total attributable PGMs	3,703oz
Cost	R2,377/PGM oz
	$331/PGM oz
Capital expenditure	–
	–

DESCRIPTION

The Chromite Tailings Retreatment Plant (CTRP), which was commissioned in January 2005, is located adjacent to the Kroondal mine and retreats old dumps and tailings streams from the beneficiation process used at neighbouring chromite mines. Environmentally, the plant has a beneficial impact as it cleans up old dumps on the Kroondal property, which are the remnants of earlier chromite activities in the area. The CTRP is jointly owned by Aquarius (50%) which also manages the plant, Ivanhoe Platinum and Nickel (25%), and Sylvania South Africa (25%).

SAFETY

There have been no accidents or fatalities at CTRP since the commissioning of this operation.

OPERATIONS

The dump material project, which entails re-treating the tailings from Xstrata's tailings dam to extract the remaining PGM content, was successfully commissioned early in the year and helped to contribute to the 12% increase in the volumes processed to 182,000 tons. The grade of tons processed rose to 4.32g/t for the year compared to 3.21g/t in FY2006. This helped to offset the decline in recoveries to 31% which was largely as a result of the unsatisfactory blending of current arising and dump materials, and the presence of oxidisation in the dump material. The higher grade also contributed to a 19% increase in production to 7,408 PGM ounces (attributable to Aquarius: 3,703 PGM ounces).

Financial performance

The average basket price for PGMs achieved for the year by the CTRP was $1,704/PGM ounce, an increase of 41%, which was due largely to the relatively high rhodium content of the metals produced by the CTRP. The higher basket price together with higher production contributed to an 80% rise in revenue to R77 million (attributable to Aquarius: R38.5 million). The cash margin for the year rose to 77% from 63% in FY2006.

The cash cost per ounce for the year declined by 5% to R2,377/PGM ounce, or $331/PGM ounce.

CAPITAL EXPENDITURE

Capital expenditure for the year amounted to R1.2 million and was spent on improving facilities to transport material from the Xstrata tailings dam.

OUTLOOK

Initial results from tests performed on pulverising dump material have been encouraging. The costs of implementing the project are in progress. There are plans to introduce material from the Bayer current arisings to the CTRP during 2008 at a capital cost of approximately R20 million. This is expected to increase output by 25%.

Operating statistics three-year summary

	100% of operations	Kroondal P&SA1			Marikana P&SA2		
Statistical information	Unit	**FY2007**	FY2006	FY2005	**FY2007**	FY2006	FY2005
Safety							
DIIR	Rate/200,000 manhours	**0.75**	0.96	0.75	**0.36**	0.31	0.81
Revenue							
Gross revenue	Rm in SA/$m in Zimbabwe	**4,016**	2,742	1,250	**1,224**	520	364
PGM basket price	$/oz	**1,386**	1,033	711	**1,344**	1,007	713
Gross cash margin	%	**66**	59	40	**44**	16	(10.0)
Nickel price	$/lb	**17.20**	7.02	6.92	**17.20**	7.02	6.92
Copper price	$/lb	**3.21**	2.29	1.43	**3.21**	2.29	1.43
Average R/$ rate		**7.18**	6.37	6.17	**7.18**	6.37	6.17
Cash costs on-mine							
Per ROM ton	R/ton	**213**	187	177	**341**	348	264
	$/ton	**30**	29	29	**47**	55	43
Per PGM (3E+Au)	R/oz	**3,069**	2,565	2,311	**5,219**	4,980	4,035
	$/oz	**427**	403	375	**727**	782	654
Per PGM (5E+Au)	R/oz	**2,526**	2,111	1,904	**4,317**	4,125	3,393
	$/oz	**352**	331	309	**601**	648	620
Capital expenditure							
Current/Sustaining 100%	Rm	**250**	66	21	**128**	9	19
	$m	**35**	10	3	**18**	1	3
Expansion 100%	Rm	**–**	67	462	**73**	81	–
	$m	**–**	10	75	**10**	13	–
Mining processed							
Underground	ROM ton (000)	**5,920**	5,639	3,974	**708**	178	–
Open pit	ROM ton (000)	**398**	403	266	**1,318**	1,072	1,515
Total	ROM ton (000)	**6,319**	6,041	4,240	**2,026**	1 250	1,515
Grade							
Plant head	g/t PGM	**2.81**	2.89	3.04	**3.19**	3.20	3.60
Recoveries	%	**77**	78	79	**63.69**	67.00	57
PGM production							
Platinum	ozs	**263,930**	262,263	194,290	**80,903**	52,757	63,868
Palladium	ozs	**127,048**	128,318	93,984	**37,719**	24,461	26,413
Rhodium	ozs	**46,097**	46,663	34,916	**12,750**	8,023	8,061
Gold	ozs	**2,275**	2,201	1,540	**1,003**	671	819
Total PGM (3E+Au)	ozs	**439,350**	439,445	324,730	**132,375**	85,912	99,161
Total PGM (5E+Au)	ozs	**533,859**	534,069	394,222	**160,048**	103,615	117,908
Base metals production							
Nickel	Ton	**436**	435	314	**220**	146	133
Copper	Ton	**190**	191	141	**119**	84	73
Chromite	Ton (000)	**353**	447	461	**140**	135	247

Everest			Mimosa			CTRP		
FY2007	FY2006	FY2005	**FY2007**	FY2006	F2005	**FY2007**	FY2006	FY2005
0.62	0.73	–	**0.41**	0.28	0.31	**0**	0	0
1,468	550	–	**199**	113	84	**77**	42.5	8.5
1,286	1,037	–	**974**	713	590	**1,704**	1,207	834
62	61	–	**74**	64	60	**77**	63	37.5
17.20	7.02	–	**14.64**	6.64	6.51	**17.20**	7.02	7.41
3.21	2.29	–	**3.22**	1.94	1	**3.21**	229	1.53
7.18	6.37	–	–	–	–	**7.18**	6.37	6.29
232	161	–	–	–	–	**97**	96	86
32	25	–	**35**	31	33	**13**	15	14
3,373	2,390	–	–	–	–	**2,377**	2,507	2,308
470	375	–	**382**	336	357	**331**	394	367
2,821	2,057	–	–	–	–	**1,587**	1,766	1,660
393	323	–	**360**	318	339	**221**	277	264
107	7	–	–	–	–	**1**	1	–
15	1	–	**8**	8	14			–
25	392	–	–	–	–	–	23	
4	62	–	**6**	10	1	–	4	–
1,802	471	–	**1,692**	1,713	1 432	–	–	–
585	991	–	–	–		–	–	–
2,387	1,462	–	**1,692**	1,713	1 432	**182**	162	56
2.89	3.04	–	**3.66**	3.71	3.69	**4.32**	3.21	2.71
74	68	–	**77**	78	77	**31**	40	4,277
94,398	56,118	–	**78,240**	72,232	66,742	**4,512**	3,799	1,321
52,527	32,108	–	**59,517**	54,722	49,259	**1,629**	1,378	439
15,534	7,821	–	**6,067**	5,577	5,156	**1,252**	1,044	353
1,478	984	–	**10,613**	9,876	9,010	**15**	13	4
163,937	97,031	–	**154,448**	142,407	130,167	**7,408**	6,234	2,117
196,030	112,717	–	**163,605**	–	–	**11,101**	8,851	2,940
224	138	–	**2,090**	1, 958	1, 895	**12**	4	1
111	74	–	**1,742**	1, 638	1,563	**10**	2	2,111
–	–	–	**64**	(Cobalt 59)	(Cobalt 59)	–	–	–


BUSHVELD COMPLEX AND GREAT DYKE IN SOUTHERN AFRICA

Annual technical statement

THE BUSHVELD COMPLEX AND GREAT DYKE IN SOUTHERN AFRICA

Location of Aquarius' operations



Lusaka
MALAWI
ZAMBIA
Harare
Great Dyke
MOZAMBIQUE
Bulawayo
Beira
Mimosa Mine
BOTSWANA
Northern Limb
Gaborone
Eastern Limb
Western Limb
Kroondal Mine
Marikana Mine
Everest Mine
Maputo
Pretoria
SOUTH AFRICA
0 100km

COMPETENT PERSONS

The Mineral Resources and Ore Reserves have been prepared under the guidance of the company's Competent Person who is duly registered with the South African Council for Natural Scientific Professions (SACNASP) as required by South African law. This ensures that the Mineral Resource statements are compliant with the South African Mineral Resources Code (SAMREC), which is synonymous with the Joint Ore Reserves Code (JORC), which is the Australasian equivalent prepared under the auspices of the Australasian Institute of Mining and Metallurgy (AusIMM). The SAMREC Code and SACNASP are officially recognised on a reciprocal basis by AusIMM. The company's Competent Person has taken into account the definitions included in both Codes and the Mineral Resources and Ore Reserve quantities reported here are considered to be fully compliant in all material respects to the requirements of both Codes.

Competent persons:

Kroondal Mine:	J.E. Venter *(B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352)*
	R. Rudolph *(Pr Cert Eng, ECSA, 200790027, AMMSA)*
Marikana Mine:	K.A. Crossling *(B.Sc.Hons., Pr. Sci. Nat. 400241/04, GSSA 965642)*
	J.E. Venter *(B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352)*
	A. Wheeler *(Pr Cert Eng, ECSA, 200470061)*
Everest Mine:	K.A. Crossling *(B.Sc.Hons., Pr. Sci. Nat. 400241/04, GSSA 965642)*
	A. Wheeler *(Pr Cert Eng, ECSA, 200470061)*
Mimosa Mine:	D. Mapundu *(B.Sc., Pr. Sci. Nat. 200021/05)*
	F.H. Cilliers *(M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781)*
Prospects:	F.H. Cilliers *(M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781)*

Summary Resources and Reserves

MINERAL RESOURCES *(Rounding off may result in computational discrepancies)*

	KROONDAL BLOCK			TOWNLANDS BLOCK			KROONDAL MINE			KROONDAL MINE Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	30.32	5.55	5.41	15.45	6.24	3.10	45.78	5.78	8.51	22.89	5.78	4.25
Indicated	1.76	5.50	0.31	7.28	6.30	1.48	9.05	6.15	1.79	4.52	6.15	0.89
Inferred	0.00	0.00	0.00	1.41	6.14	0.28	1.41	6.14	0.28	0.70	6.14	0.14
Inferred (Oxides)												
Total	**32.08**	**5.55**	**5.72**	**24.14**	**6.25**	**4.86**	**56.24**	**5.85**	**10.58**	**28.11**	**5.85**	**5.28**

g/t = corrected 4E PGE grade (Pt+Pd+Rh+Au)

	MARIKANA OREBODY			NO. 4 SHAFT			MARIKANA MINE			MARIKANA MINE Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	8.60	3.60	1.00	18.85	5.79	3.51	27.45	5.10	4.50	13.72	5.10	2.25
Indicated	3.66	4.25	0.50	7.48	5.62	1.35	11.15	5.17	1.85	5.57	5.17	0.93
Inferred	3.33	2.30	0.25	0.39	5.51	0.07	3.72	2.64	0.32	1.86	2.64	0.16
Inferred (Oxides)												
Total	**15.59**	**3.48**	**1.75**	**26.72**	**5.74**	**4.93**	**42.32**	**4.90**	**6.67**	**21.15**	**4.90**	**3.34**

g/t = corrected 4E PGE grade (Pt+Pd+Rh+Au)

	EVEREST MINE			TOTAL AQPSA			MIMOSA MINE			MIMOSA MINE Attributable to AQP			TOTAL AQP		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	17.23	3.80	2.10	53.84	4.97	8.61	41.93	4.06	5.47	20.97	4.06	2.73	74.81	4.72	11.35
Indicated	17.18	3.23	1.78	27.27	4.11	3.60	26.21	3.58	3.02	13.11	3.58	1.51	40.38	3.94	5.11
Inferred	6.90	2.35	0.52	9.46	2.69	0.82	14.65	3.89	1.83	7.33	3.89	0.92	16.78	3.21	1.73
Inferred (Oxides)							6.47	3.74	0.78	3.24	3.74	0.39	3.24	3.74	0.39
Total	**41.31**	**3.32**	**4.40**	**90.57**	**4.47**	**13.03**	**89.26**	**3.87**	**11.10**	**44.65**	**3.87**	**5.55**	**135.21**	**4.28**	**18.58**

g/t = corrected 4E PGE grade (Pt+Pd+Rh+Au)

ORE RESERVES *(Rounding off may result in computational discrepancies)*

		KROONDAL BLOCK			TOWNLANDS BLOCK			KROONDAL MINE			KROONDAL MINE Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.24	5.40	0.04				0.24	5.40	0.04	0.12	5.40	0.02
	Probable												
Underground	Proved	35.62	2.79	3.20	16.96	3.10	1.69	52.59	2.89	4.89	26.29	2.89	2.45
	Probable	2.10	2.67	0.18	7.24	3.36	0.78	9.34	3.21	0.96	4.67	3.21	0.48
Total		**37.96**	**2.80**	**3.42**	**24.20**	**3.18**	**2.47**	**62.17**	**2.95**	**5.89**	**31.08**	**2.95**	**2.95**

g/t = corrected 4E PGE grade (Pt+Pd+Rh+Au)

		MARIKANA OREBODY			NO. 4 SHAFT			MARIKANA MINE			MARIKANA MINE Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	5.60	3.07	0.55	0.59	5.16	0.10	6.19	3.27	0.65	3.10	3.27	0.33
	Probable				0.86	5.24	0.14	0.86	5.24	0.14	0.43	5.24	0.07
Underground	Proved	2.84	3.09	0.28	20.30	3.08	2.01	23.14	3.08	2.29	11.57	3.08	1.15
	Probable				6.03	3.13	0.61	6.03	3.13	0.61	3.02	3.13	0.30
Total		**8.44**	**3.08**	**0.83**	**27.78**	**3.20**	**2.86**	**36.22**	**3.17**	**3.69**	**18.12**	**3.17**	**1.85**

g/t = corrected 4E PGE grade (Pt+Pd+Rh+Au)

		EVEREST MINE			TOTAL AQPSA			MIMOSA MINE			MIMOSA MINE Attributable to AQP			TOTAL AQP		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.03	3.95	0.00	3.25	3.36	0.35							3.25	3.36	0.35
	Probable	0.02	3.81	0.00	0.45	5.17	0.07							0.45	5.17	0.07
Underground	Proved	13.07	3.12	1.31	50.93	2.99	4.90	19.11	3.68	2.26	9.56	3.68	1.13	60.48	3.10	6.03
	Probable	9.14	3.13	0.92	16.83	3.15	1.70	16.15	3.43	1.78	8.08	3.43	0.89	24.91	3.24	2.59
Total		**22.26**	**3.13**	**2.23**	**71.46**	**3.06**	**7.02**	**35.26**	**3.57**	**4.04**	**17.64**	**3.57**	**2.02**	**89.09**	**3.16**	**9.04**

g/t = corrected 4E PGE grade (Pt+Pd+Rh+Au)

Kroondal Mine

mineral resources at 30 June 2007

The tables below encompass the Mineral Resources and the Mineral Resources after the application of geological losses as contained in the Kroondal and Townlands blocks of Kroondal Mine.



-31 000 Y
-32 000 Y
-33 000 Y
-34 000 Y
-35 000 Y
-36 000 Y
-37 000 Y
-38 000 Y
41 000 X
42 000 X
43 000 X
44 000 X
45 000 X
N
SCALE: 0 1 km
KROONDAL BLOCK
MINERAL RESOURCE
Measured
Indicated
Mined out
Dyke
Exploration borehole

MINERAL RESOURCES

	KROONDAL BLOCK			TOWNLANDS BLOCK			KROONDAL MINE			KROONDAL MINE Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	30.32	5.55	5.41	15.45	6.24	3.10	45.78	5.78	8.51	22.89	5.78	4.25
Indicated	1.76	5.50	0.31	7.28	6.30	1.48	9.05	6.15	1.79	4.52	6.15	0.89
Inferred				1.41	6.14	0.28	1.41	6.14	0.28	0.70	6.14	0.14
Total	32.08	5.55	5.72	24.14	6.25	4.86	56.24	5.85	10.58	28.11	5.85	5.28

g/t = 4E PGE grade (Pt+Pd+Rh+Au)

KROONDAL BLOCK

Geological losses applied:

Central Mine	11.5%
East Mine	18.6%
Central Mine deep	15%
East Mine deep	19%
No. 3 Shaft	21%

The geostatistically estimated density is used for the chromitite and 3.12 t/m^3 for the waste material in the underground areas. A density of 3.8 t/m^3 is used for the chromitite and 3.0 t/m^3 for the waste in the opencast areas.


-22 000 Y
-23 000 Y
-24 000 Y
-25 000 Y
-26 000 Y
-27 000 Y
-28 000 Y
35 000 X
36 000 X
37 000 X
38 000 X
39 000 X
40 000 X
N
SCALE: 0 1 km
TOWNLANDS BLOCK
MINERAL RESOURCES
Measured
Indicated
Inferred
Mined out
Exploration borehole

MINERAL RESOURCES AFTER APPLICATION OF GEOLOGICAL LOSSES

	KROONDAL BLOCK			TOWNLANDS BLOCK			KROONDAL MINE			KROONDAL MINE Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	25.05	5.54	4.46	11.12	6.24	2.23	36.17	5.76	6.70	18.09	5.76	3.35
Indicated	1.44	5.49	0.25	5.24	6.30	1.06	6.68	6.13	1.32	3.34	6.13	0.66
Inferred				1.01	6.14	0.20	1.01	6.14	0.20	0.51	6.14	0.10
Total	**26.49**	**5.54**	**4.71**	**17.37**	**6.25**	**3.49**	**43.86**	**5.83**	**8.22**	**21.94**	**5.83**	**4.11**

g/t = 4E PGE grade (Pt+Pd+Rh+Au

Notes on the Mineral Resource statement:

- The Mineral Resource is inclusive of the Ore Reserve.
- Mineral Resource tonnages and PGE grades are reported exclusive of internal and external waste dilution.
- The in situ corrected 4E PGE grade is used for the estimation of Mineral Resources and Ore Reserves.
- All dyke volumes are excluded from Mineral Resource estimations.
- Rounding off may result in computational discrepancies.

TOWNLANDS BLOCK:

Geological losses applied: 28.0%

The geostatistically estimated density is used for the chromitite and 3.12 t/m³ for the waste material in the underground areas.

MINERAL RESOURCES KROONDAL MINERAL RESOURCES KROONDAL MINERAL RESOURCES KROONDAL MINERAL RESO

KROONDAL MINE

ore reserves at 30 June 2007

The table below encompasses the Ore Reserves contained in the Kroondal and Townlands blocks of Kroondal Mine. Current practice at Kroondal Mine is to mine the Leader Seam, Parting (internal waste), Main Seam and 0.2m of footwall waste with a minimum stoping width of 1.9m.



-31 000Y
-32 000Y
-33 000Y
-34 000Y
-35 000Y
-36 000Y
-37 000Y
-38 000Y
41 000X
42 000X
43 000X
44 000X
45 000X
N
SCALE: 0 1 km
KROONDAL BLOCK
ORE RESERVES
Proved
Probable
Mined out
Dyke
o Exploration borehole

Kroondal Block metal split



● Platinum 57.1% ○ Palladium 31.5%
● Rhodium 10.7% ○ Gold 0.7%

Notes on the Ore Reserve statement:

- The Ore Reserve tonnages and PGE grades are reported inclusive of internal and external waste dilution.
- The Ore Reserve is quoted as fully diluted delivered to the plant.
- Rounding off may result in computational discrepancies.

KROONDAL BLOCK

Pillar loss varies between 10% and 30% depending on the depth below surface.
Scalping of waste material applied:

Central Mine and East Mine 10% of parting
No. 3 Shaft 7% of parting

A mining loss of 5% is applied to the ROM ore.
Additional hangingwall dilution of varying widths is applied to the eastern portion of No 3 shaft where the width between the lowermost chromitite stringer in the hangingwall and the top of the Leader Seam is less than 0.3m.

ORE RESERVES

		KROONDAL BLOCK			TOWNLANDS BLOCK			KROONDAL MINE			KROONDAL MINE Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.24	5.40	0.04				0.24	5.40	0.04	0.12	5.40	0.02
	Probable												
Underground	Proved	35.62	2.79	3.20	16.96	3.10	1.69	52.59	2.89	4.89	26.29	2.89	2.45
	Probable	2.10	2.67	0.18	7.24	3.36	0.78	9.34	3.21	0.96	4.67	3.21	0.48
Total		37.96	2.80	3.42	24.20	3.18	2.47	62.17	2.95	5.89	31.08	2.95	2.95

g/t = 4E PGE grade (Pt+Pd+Rh+Au)


-22 000 Y
-23 000 Y
-24 000 Y
-25 000 Y
-26 000 Y
-27 000 Y
-28 000 Y
35 000 X
36 000 X
37 000 X
38 000 X
39 000 X
40 000 X
N
SCALE: 0 1 km

TOWNLANDS BLOCK ORE RESERVES
- Proved
- Probable
- Mined out
- Exploration borehole

Townlands Block metal split



● Platinum	59.4%	O Palladium	30.3%
● Rhodium	9.7%	O Gold	0.7%

TOWNLANDS BLOCK

Pillar loss varies between 9% and 32% depending on the depth below surface.
Scalping of waste material applied: 25% of parting.
A mining loss of 5% is applied to the ROM ore.
Allowance has been made for additional hangingwall dilution due to the close proximity of hangingwall chromitite stingers to the top of the Leader Seam.

NDAL MINE ORE RESERVES KROONDAL MINE ORE RESERVES KROONDAL MINE ORE RESERVES KROONDAL MINE ORE RESERVES KROONDAL MINE ORE RESERVES KROONDAL MINE ORE RES

Marikana Mine

mineral resources at 30 June 2007

The tables below encompass the Mineral Resources and the Mineral Resources after the application of geological losses as contained in the Marikana and 4 Shaft orebodies of Marikana Mine.



-44 000 Y
-45 000 Y
46 000 X
47 000 X
48 000 X
N
SCALE: 0 500 m
MARIKANA OREBODY
MINERAL RESOURCES
Measured
Indicated
Inferred
Mined out
Dyke
Fault Loss
Exploration borehole

Notes on the Mineral Resource statement:

- The Mineral Resource is inclusive of the Ore Reserve.
- The in situ corrected 4E PGE grade is used for the estimation of Mineral Resources.
- All dyke volumes are EXCLUDED from Mineral Resource estimations.
- Rounding off may result in computational discrepancies.

MARIKANA OREBODY

Mineral Resource tonnages and PGE grades are reported inclusive of internal waste dilution.

A buffer zone of 2.5m to 5m either side of the major faults and dykes has been EXCLUDED.

Geological losses applied:

Opencast	4%
Underground	6%

The following densities are applied:

Topsoil and oxide ore	3.0 t/m^3
Transitional ore	3.3 t/m^3
Fresh ore	Geostatistically estimated from borehole data

MINERAL RESOURCES

	MARIKANA OREBODY			4 SHAFT OREBODY			MARIKANA MINE			MARIKANA MINE Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	8.60	3.60	1.00	18.85	5.79	3.51	27.45	5.10	4.50	13.72	5.10	2.25
Indicated	3.66	4.25	0.50	7.48	5.62	1.35	11.15	5.17	1.85	5.57	5.17	0.93
Inferred	3.33	2.30	0.25	0.39	5.51	0.07	3.72	2.64	0.32	1.86	2.64	0.16
Total	**15.59**	**3.48**	**1.75**	**26.72**	**5.74**	**4.93**	**42.32**	**4.90**	**6.67**	**21.15**	**4.90**	**3.34**

g/t = 4E PGE grade (Pt+Pd+Rh+Au)



- 37 000 Y
- 38 000 Y
- 39 000 Y
- 40 000 Y
- 41 000 Y
- 42 000 Y
- 43 000 Y
43 000 X
44 000 X
45 000 X
N
SCALE: 0 1 km

4 SHAFT OREBODY MINERAL RESOURCES

- Measured
- Indicated
- Inferred
- Mined out
- Dyke
- Exploration borehole

4 SHAFT OREBODY

The Mineral Resource tonnages and PGE grades are reported exclusive of internal and external waste dilution.

Geological losses applied:

Southern portion west of the decline	25%
Southern portion east of the decline	28%
Remainder of 4 shaft	22%

The geostatistically estimated density is used for the chromitite and 3.12 t/m³ for the waste material in the underground areas.

A density of 3.8 t/m³ is used for the chromitite and 3.0 t/m³ for the waste in the opencast areas.

MINERAL RESOURCE AFTER APPLICATION OF GEOLOGICAL LOSSES

	MARIKANA OREBODY			4 SHAFT OREBODY			MARIKANA MINE			MARIKANA MINE Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	8.18	3.60	0.95	14.59	5.79	2.72	22.77	5.01	3.66	11.38	5.01	1.83
Indicated	3.11	4.25	0.43	5.96	5.61	1.08	9.07	5.15	1.50	4.53	5.15	0.75
Inferred	1.99	2.30	0.15	0.31	5.53	0.06	2.31	2.74	0.20	1.15	2.74	0.10
Total	**13.28**	**3.56**	**1.53**	**20.86**	**5.74**	**3.85**	**34.15**	**4.89**	**5.36**	**17.06**	**4.89**	**2.68**

g/t = 4E PGE grade (Pt+Pd+Rh+Au)

MARIKANA MINE

ore reserves at 30 June 2007

The tables below encompass the Ore Reserves contained in the Marikana and 4 Shaft orebodies of Marikana Mine. Current practice at Marikana Mine is to mine the Leader Seam, all internal waste, the Main Seam and an allowance for a 0.2m footwall overbreak in the underground sections.

Marikana orebody metal split



- Platinum 59.3%
- Rhodium 10.8%
- Palladium 28.9%
- Gold 1.0%


-44 000 Y
-45 000 Y
46 000 X
47 000 X
48 000 X
N
SCALE: 0 500 m
MARIKANA OREBODY
ORE RESERVES
Proved
Mined out
Dyke
Fault Loss
Exploration borehole

Notes on the Ore Reserve statement:

- The Ore Reserve is quoted as fully diluted delivered to the plant.
- The Ore Reserve tonnages and PGE grades are reported inclusive of internal and external waste dilution.
- Rounding off may result in computational discrepancies.

ORE RESERVES

		MARIKANA OREBODY			4 SHAFT OREBODY			MARIKANA MINE			MARIKANA MINE Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	5.60	3.07	0.55	0.59	5.16	0.10	6.19	3.27	0.65	3.10	3.27	0.33
	Probable				0.86	5.24	0.14	0.86	5.24	0.14	0.43	5.24	0.07
Underground	Proved	2.84	3.09	0.28	20.30	3.08	2.01	23.14	3.08	2.29	11.57	3.08	1.15
	Probable				6.03	3.13	0.61	6.03	3.13	0.61	3.02	3.13	0.30
Total		8.44	3.08	0.83	27.78	3.20	2.86	36.22	3.17	3.69	18.12	3.17	1.85

g/t = 4E PGE grade (Pt+Pd+Rh+Au)

MARIKANA OREBODY

All dyke volumes are EXCLUDED from Ore Reserve estimations.

A buffer zone of 2.5m to 5m either side of major faults and dykes has been EXCLUDED.

A pillar loss of 25% is applied in the underground section.

No underground or surface scalping is applied.

A mining loss of 2% is applied to the ROM ore (opencast and underground).

External waste dilution of 17% is applied for the opencast areas and 15% for the underground areas.

A crownpillar of 20m between the opencast and underground workings.

The following densities are applied:

Topsoil and oxide ore	3.0 t/m³
Transitional ore	3.3 t/m³
Fresh ore – geostatistically estimated from borehole data	

Three coring boreholes (308m) and 42 percussion boreholes (1,842m) were drilled to enhance the geological and structural interpretation.

Several trenches were dug to delineate the suboutcrop specifically in the north-western part of the orebody.

All reef widths and PGE grades for the previous 35 infill drilling boreholes (FY2006) are now incorporated into the geological database and the geological and structural model have been revised.

Re-interpretation of the geological structure resulted in a slight decrease for the underground Ore Reserve.



- 37 000 Y
- 38 000 Y
- 39 000 Y
- 40 000 Y
- 41 000 Y
- 42 000 Y
- 43 000 Y
N
43 000 X
44 000 X
45 000 X
SCALE: 0 1 km
4 SHAFT OREBODY ORE RESERVES
Proved
Probable
Mined out
Dyke
Exploration borehole

4 SHAFT OREBODY

All dyke volumes are EXCLUDED from Ore Reserve estimations.

Pillar loss varies between 10% and 30% depending on the depth below surface.

Scalping of waste material applied: 7% of Parting

A mining loss of 5% is applied to the ROM ore.

Additional hangingwall dilution of varying widths is applied where the width between the lowermost chromitite stringer in the hangingwall and the top of the Leader Seam is less than 0.3m.

4 Shaft orebody metal split



Platinum 59.6%
Palladium 30.1%
Rhodium 9.6%
Gold 0.7%

EVEREST MINE

mineral resource at 30 June 2007

The tables below encompass the Mineral Resources and Mineral Resources after application of geological losses contained in Everest Mine.


- 89 000Y
- 88 000Y
- 87 000Y
- 86 000Y
N
782 000 X
783 000 X
784 000 X
SCALE: 0 500 m
EVEREST MINE MINERAL RESOURCES
Measured
Indicated
Inferred
Mined out
Dyke
Exploration borehole

EVEREST OREBODY

A buffer zone of 10m either side of the major dykes and faults has been EXCLUDED.
All internal waste, encompassing mineralised internal waste, is included in Mineral Resource estimations.
A geological loss of 10% is applied.

Notes on the Mineral Resource statement:

- The Mineral Resource is inclusive of the Ore Reserve.
- The in situ corrected 4E PGE grade is used for the estimation of Mineral Resources.
- All dyke volumes are EXCLUDED from Mineral Resource and Ore Reserve estimations.
- Rounding off may result in computational discrepancies.

MINERAL RESOURCES

	Everest Mine		
Category	Mt	4E PGE g/t	4E PGE Moz
Measured	17.23	3.80	2.10
Indicated	17.18	3.23	1.78
Inferred	6.90	2.35	0.52
Total	41.31	3.32	4.40

g/t = corrected 4E PGE grade (Pt+Pd+Rh+Au)

MINERAL RESOURCES
After application of geological losses

	Everest Mine		
Category	Mt	4E PGE g/t	4E PGE Moz
Measured	15.51	3.80	1.89
Indicated	15.46	3.23	1.61
Inferred	6.21	2.35	0.47
Total	37.18	3.32	3.97

g/t = corrected 4E PGE grade (Pt+Pd+Rh+Au)

EVEREST MINE

ore reserves at 30 June 2007

The table below encompasses the Ore Reserves contained in Everest Mine. The opencast and underground boundaries have been revised, resulting in the provision of additional opencast ore.



89 000 Y
88 000 Y
87 000 Y
86 000 Y
N
782 000 X
783 000 X
784 000 X
SCALE: 0 500 m
EVEREST MINE ORE RESERVES
Proved
Probable
Mined out
Dyke
Exploration borehole

A mining loss of 2% is applied to the ROM ore in the underground section.
An ore loss factor of 5% and a dilution factor of 5% was applied to the opencast Ore Reserve.
All internal waste, encompassing mineralised internal waste, is included in the Ore Reserve estimations.
No underground or surface scalping is applied.
Dilution includes:
Footwall allowable overbreak of 0.15m.
A minimum hangingwall overbreak of 0.10m.
Additional hangingwall dilution up to the top of the hangingwall shear if the width between the bottom of the shear and the top of the reef is less than 0.50m.

Densities applied:

Hangingwall waste	2.8t/m³
Footwall waste	3.1t/m³
Opencast ore	3.44t/m³
Underground ore above 50m B.S.	3.54t/m³
Underground ore below 50m B.S.	Geostatistically estimated

Minimum stoping width

Breast mining	1.50m
Bord and pillar mining	1.80m

Pillar losses:

Breast Mining	9.7%
Bord + pillar mining	
0 – 130m B.S.	11.1%
130 – 200m B.S.	14.8%
200 – 230m B.S.	16.7%

Everest Mine metal split



● Platinum 58.80% ○ Palladium 29.56%
● Rhodium 10.69% ○ Gold 0.94%

ORE RESERVES

Category		Everest Mine		
		Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.03	3.95	0.00
	Probable	0.02	3.81	0.00
Underground	Proved	13.07	3.12	1.31
	Probable	9.14	3.13	0.92
Total		22.27	3.12	2.23

g/t = corrected 4E PGE grade (Pt+Pd+Rh+Au)

Notes on the Ore Reserve statement:

- The Ore Reserve is quoted as fully diluted delivered to the plant.
- All dyke volumes are EXCLUDED from Ore Reserve estimations.
- A buffer zone of 10m either side of the major dykes and faults has been EXCLUDED.
- Rounding off may result in computational discrepancies.

EREST MINE ORE RESERVES EVEREST MINE ORE RESERVES EVEREST MINE (

MIMOSA MINE

mineral resources at 30 June 2007

The tables below encompass the Mineral Resources contained in the South Hill (including oxidised zones) and North Hill areas.

Current mining is at an average stoping width of 1.91m with four semi-mechanised sections mining at 1.8m and six mechanised sections mining at 1.95m. The mine is ramping up to nine mechanised teams and one down-dip development team operating at 2.0m by the end of the next financial year. Similar to FY2006, the mining method is based on the optimisation of PGEs with the hangingwall position at 0.45m above the PGE peak base and the footwall at 1.35m and 1.50m below the PGE peak base for the two mining sections respectively.

SOUTH HILL

Mineral Resources based on a 1.95m cut (after application of geological losses)					
Category	Mt	4E PGE g/t	4E PGE Moz	Ni %	Cu %
Measured	41.93	4.06	5.47	0.14	0.12
Indicated	26.21	3.58	3.02	0.15	0.12
Inferred	14.65	3.89	1.83	0.14	0.12
Inferred (Oxides)	6.47	3.74	0.78	0.14	0.12
Total	89.26	3.87	11.10		

g/t = 4E PGE grade (Pt + Pd + Rh + Au)

NORTH HILL

Mineral Resources based on a 1.95m cut (after application of geological losses)					
Category	Mt	4E PGE g/t	4E PGE Moz	Ni %	Cu %
Inferred	47.43	3.70	5.65	0.14	0.11

Notes on the Mineral Resource statement:

- Measured and Indicated Mineral Resources are reported inclusive of Proved and Probable Ore Reserves respectively.
- Mineral Resources are quoted at a 1.95m cut compared to a 1.8m cut in 2006 as a result of the conversion of mining methods from a combination of semi-mechanised and mechanised to a fully mechanised bord-and-pillar operation.
- The increased mining cut width from 1.8m (2006) to 1.95m (2007) had a positive impact on the estimated tonnage and metal content.
- The North Hill Resource estimate was revised after the inclusion of the 2006 exploration drilling results and is now only based on the new assay data.
- In situ grades have been used for the estimation of Mineral Resources.
- Determination of the economic channel is based on optimisation of the PGE metal content only (excluding base metal content).
- No pillar losses have been applied to the Mineral Resources.


-80 000 Y
- 85 000 Y
-90 000 Y
N
MIMOSA MINERAL RESOURCES
Measured
Indicated
Inferred
Bad ground
Inferred oxides
Anomalous zone
Mined out
Exploration borehole
North Hill
South Hill
40 000 X
45 000 X
50 000 X
SCALE: 0 1km

- The above Mineral Resources take into account the following loss factors:
  - Measured Resource – 6% for dykes, faults and joints, 5% for washouts and abnormal reef;
  - Indicated Resource – 6% for dykes, faults and joints, 8% for washouts and abnormal reef;
  - Inferred Resource – 6% for dykes, faults and joints, 8% for washouts and abnormal reef;
  - Oxides and bad ground – 13% for dykes, faults and joints, 8% for washouts and abnormal reef;
  - North Hill Inferred Resource – 14% geological losses.
- Known anomalous zones and washout channels have been excluded from the Mineral Resources.
- Oxide material is quoted separately as on-going metallurgical test work is being conducted to verify the economic viability of these resources.
- An external audit was conducted by a third party on database verification and Resource and Reserve estimation and methodology.
- A quality assurance and quality control (QAQC) audit was performed on assay procedures and results.
- Rounding off may result in computational discrepancies.


EXPLORATION REVIEW 2007

MIMOSA MINE ORE RESERVES AS AT 30 JUNE 2007

MIMOSA MINE

ore reserves at 30 June 2007

The tables below encompass the Ore Reserves contained in the South Hill area at a stoping width of 1.91m.

Currently, the Mimosa operation includes four semi-mechanised sections mining at 1.8m and six mechanised sections mining at 1.95m resulting in an average stope width of 1.91m. During this financial year, on-going expansion of the semi-mechanised sections mining at a stope width of 1.8m to mechanised sections mining at a stope width of 2.0m will increase optimal extraction from the Mineral Resource base.

SOUTH HILL

Ore Reserves based on a 1.91m cut

Category		Mt	4E PGE g/t	4E PGE Moz	Ni %	Cu %
Underground	Proved	19.11	3.68	2.26	0.15%	0.12%
	Probable	16.15	3.43	1.78	0.16%	0.13%
Total		35.26	3.57	4.04		

g/t = 4E PGE grade (Pt + Pd + Rh + Au)

Mimosa Mine metal split



Platinum 49.2%
Palladium 38.4%
Rhodium 4.4%
Gold 8.0%

Notes on the Ore Reserve statement:

- The above Ore Reserves have been quoted as fully diluted delivered to the plant.
- The area that can convert from Measured and Indicated Mineral Resources to Proved and Probable Ore Reserves respectively which was previously constrained to inside a 1.5km strike limit from the decline of the Blore shaft was extended with 300m on the southern side of the declines following the completion of the phase V evaluation.
- Each individual PGE metal has the following decrease from

	Pt	Pd	Rh	Au	Ni	Cu
In situ to blasted grades	-2%	-2%	-2%	-13%	+1%	+2%
Blasted to mill feed grades	-6%	-7%	-3%	-5%	+2%	0%

- The following losses have been applied during conversion from a Mineral Resource to an Ore Reserves:

  Proved – 13% pillar loss (ranging between 10.4% and 20.8%) and 7% loss for blasted to hoisted tonnages;

  Probable – 12% pillar loss and 7% loss for blasted to hoisted tonnages.
- No exploration drilling was conducted during this financial year but an external audit on the database verification and resource and reserve estimation and methodology was conducted as well as a QAQC audit on the assay procedure and results.
- Rounding off may result in computational discrepancies.



-82 000 Y
-84 000 Y
-86 000 Y
N
46 000 X
48 000 X
50 000 X
52 000 X
SCALE: 0 1km
MIMOSA ORE RESERVES
Proved
Probable
Mined out
Abomalous zone
Exploration borehole

Comparison of Resources and Reserves

MINERAL RESOURCES

Rounding off may result in computational discrepancies

	June 2006 Kroondal Mine			June 2007 Kroondal Mine			June 2006 Kroondal Mine Attributable to AQPSA			June 2007 Kroondal Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	50.03	5.83	9.38	45.78	5.78	8.51	25.02	5.83	4.69	22.89	5.78	4.25
Indicated	9.26	6.16	1.83	9.05	6.15	1.79	4.63	6.16	0.92	4.52	6.15	0.89
Inferred	1.42	6.12	0.28	1.41	6.14	0.28	0.71	6.12	0.14	0.70	6.14	0.14
Total	60.71	5.89	11.49	56.24	5.85	10.58	30.36	5.89	5.75	28.11	5.85	5.28

	June 2006 Marikana Mine			June 2007 Marikana Mine			June 2007 Marikana Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	29.77	5.05	4.83	27.45	5.10	4.50	13.72	5.10	2.25
Indicated	11.39	5.14	1.88	11.15	5.17	1.85	5.57	5.17	0.93
Inferred	3.67	3.14	0.37	3.72	2.64	0.32	1.86	2.64	0.16
Total	44.83	4.92	7.08	42.32	4.90	6.67	21.15	4.90	3.34

	June 2006 Everest Mine			June 2007 Everest Mine		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	19.05	3.76	2.30	17.23	3.80	2.10
Indicated	18.17	3.23	1.88	17.18	3.23	1.78
Inferred	6.92	2.36	0.52	6.90	2.35	0.52
Total	44.14	3.32	4.70	41.31	3.32	4.40

	June 2006 Mimosa Mine			June 2007 Mimosa Mine			June 2006 Mimosa Mine Attributable to AQP			June 2007 Mimosa Mine Attributable to AQP		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	44.20	4.01	5.70	41.93	4.06	5.47	22.10	4.01	2.85	20.97	4.06	2.73
Indicated	26.21	3.58	3.02	26.21	3.58	3.02	13.11	3.58	1.51	13.11	3.58	1.51
Inferred	14.65	3.89	1.83	14.65	3.89	1.83	7.33	3.89	0.92	7.33	3.89	0.92
Inferred (Oxides)	6.48	3.74	0.78	6.47	3.74	0.78	3.24	3.74	0.39	3.24	3.74	0.39
Total	91.54	3.85	11.33	89.26	3.87	11.10	45.78	3.85	5.67	44.65	3.87	5.55

	June 2006 Total AQPSA			June 2007 Total AQPSA			June 2006 Total AQP			June 2007 Total AQP		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	58.95	4.96	9.41	53.84	4.97	8.61	81.05	4.70	12.25	74.81	4.72	11.35
Indicated	28.49	4.08	3.74	27.27	4.11	3.60	41.60	3.93	5.25	40.38	3.94	5.11
Inferred	9.46	2.79	0.85	9.46	2.69	0.82	16.79	3.27	1.77	16.78	3.21	1.73
Inferred (Oxides)							3.24	3.74	0.39	3.24	3.74	0.39
Total	96.90	4.49	14.00	90.57	4.48	13.03	142.68	4.29	19.66	135.21	4.28	18.58

ORE RESERVES

Rounding off may result in computational discrepancies

		June 2006 Kroondal Mine			June 2007 Kroondal Mine			June 2006 Kroondal Mine Attributable to AQPSA			June 2007 Kroondal Mine Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.04	4.17	0.01	0.24	5.40	0.04	0.02	4.17	0.00	0.12	5.40	0.02
	Probable				0.00	0.00	0.00				0.00	0.00	0.00
Underground	Proved	57.82	2.95	5.48	52.59	2.89	4.89	28.91	2.95	2.74	26.29	2.89	2.45
	Probable	9.45	3.23	0.98	9.34	3.21	0.96	4.73	3.23	0.49	4.67	3.21	0.48
Total		67.31	2.99	6.47	62.17	2.95	5.89	33.66	2.99	3.23	31.08	2.95	2.95

		June 2006 Marikana Mine			June 2007 Marikana Mine			June 2007 Marikana Mine Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	7.66	3.26	0.80	6.19	3.27	0.65	3.10	3.27	0.33
	Probable	0.88	5.58	0.16	0.86	5.24	0.14	0.43	5.24	0.07
Underground	Proved	24.52	3.12	2.46	23.14	3.08	2.29	11.57	3.08	1.15
	Probable	6.07	3.20	0.62	6.03	3.13	0.61	3.02	3.13	0.30
Total		39.13	3.22	4.04	36.22	3.17	3.69	18.12	3.17	1.85

		June 2006 Everest Mine			June 2007 Everest Mine		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.17	1.89	0.01	0.03	3.95	0.00
	Probable	0.17	2.86	0.02	0.02	3.81	0.00
Underground	Proved	14.59	3.15	1.48	13.07	3.12	1.31
	Probable	9.63	3.11	0.96	9.14	3.13	0.92
Total		24.56	3.12	2.47	22.26	3.13	2.23

		June 2006 Mimosa Mine			June 2007 Mimosa Mine			June 2006 Mimosa Mine Attributable to AQP			June 2007 Mimosa Mine Attributable to AQP		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved												
	Probable												
Underground	Proved	18.52	3.71	2.21	19.11	3.68	2.26	9.26	3.71	1.10	9.56	3.68	1.13
	Probable	14.98	3.52	1.69	16.15	3.43	1.78	7.49	3.52	0.85	8.08	3.43	0.89
Total		33.50	3.62	3.90	35.26	3.56	4.04	16.75	3.62	1.95	17.64	3.56	2.02

		June 2006 Total AQPSA			June 2007 Total AQPSA			June 2006 Total AQP			June 2007 Total AQP		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	4.01	3.21	0.41	3.25	3.36	0.35	4.01	3.21	0.41	3.25	3.36	0.35
	Probable	0.61	4.81	0.09	0.45	5.17	0.07	0.61	4.81	0.09	0.45	5.17	0.07
Underground	Proved	55.76	3.04	5.45	50.93	2.99	4.90	65.02	3.13	6.55	60.48	3.10	6.03
	Probable	17.39	3.16	1.77	16.83	3.15	1.70	24.88	3.27	2.61	24.91	3.24	2.59
Total		77.77	3.09	7.72	71.46	3.06	7.02	94.52	3.18	9.66	89.09	3.16	9.04


EXPLORATION REVIEW 2007
EXPLORATION REVIEW
EXPLORATION REVIEW

Exploration review

Exploration drilling during the past financial year entailed infill drilling on existing mines as well as the execution of exploration programmes as described in the prospecting works programme of the approved prospecting rights.



0 20 40 60 80
km
PPRust
Bakgaga
Lebowa
Marula
Modikwa
Kennedy's Vale
Two Rivers
Chieftains/
Walhalla
Everest
Hoogland
Booysendal
Blue Ridge
Sheba's Ridge
Amandelbult
Union
Northam
Bafokeng-Rasimone
Impala
Townlands
Kroondal
Marikana
RPM
Lonmin
Eland Platinum
Crocodile River
North

KROONDAL MINE

A total of nine coring boreholes (2,038m) were drilled in the deeper eastern portion of the Kroondal block to assess the geological structure in that area. Additional infill drilling is being conducted in the deeper western and central area to upgrade the Indicated Resource to a Measured Resource. Infill drilling is currently in progress in the Townlands Block in the areas that will be mined during the next two years. The drilling programme will be expanded to target Indicated and Inferred Resource areas so as to upgrade these to Measured Mineral Resources. Drilling will also target areas where geological structures are expected.

TOWNLANDS PROSPECT

This project includes the area between the UG2 Reef sub-outcrop and the western boundary of the Townlands Block of Kroondal Mine. Following the approval of the prospecting right during June 2007, exploration will begin in the coming financial year.

AQPSA TAILINGS DUMP

The chrome tailings dump (acquired from GB Mining) will be surveyed and explored to evaluate the PGE metal content of the dump material for possible treatment through a chrome-tailings retreatment plant. Drilling will be undertaken during FY2008.

EXPLORATION PROSPECTS

mineral resources at 30 June 2007

Exploration activities target the Mineral Resources tabulated below to assist with the evaluation of projects.

MINERAL RESOURCES

Project	Farm	Reef	Category	Width m	SG	Mt	4E PGE g/t	4E PGE Moz	Comments
Everest Mine									
Southern Resource	Hoogland	UG2 Reef	Inferred Mineral Resource			9.0	3.5	1.01	New order prospecting right for PGMs and associated minerals
Western Resource	Sterkfontein	UG2 Reef	Inferred Mineral Resource			13.0	3.5	1.46	New order mining licence
Eastern Bushveld	Chieftains Plain	UG2 Reef	Inferred Mineral Resource	1.40	3.7	115.0	5.7	21.07	New order prospecting right for PGMs and associated minerals
		Merensky	Inferred Mineral Resource	1.15	3.2	85.0	4.3	11.75	
Eastern Bushveld	Walhalla	UG2 Reef	Inferred Mineral Resource	1.40	3.7	185.0	5.7	33.90	New order prospecting right for PGMs and associated minerals
		Merensky	Inferred Mineral Resource	1.15	3.2	135.0	4.3	18.66	
Eastern Bushveld	Everest North	UG2 Reef	Inferred Mineral Resource	2.00		4.2	4.8	0.65	New order prospecting right for PGMs and chrome
		Merensky	Inferred Mineral Resource					0.00	
Eastern Bushveld	Bakgaga Project*	UG2 Reef	Exploration in progress						New order prospecting right for PGMs and associated minerals
		Merensky	Exploration in progress						
Western Bushveld	Townlands Prospect*	UG2 Reef	Exploration in progress						New order prospecting right for PGMs and associated minerals
Western Bushveld	AQPSA tailings dump*	PGE metal content	Exploration in progress						New order prospecting right for PGMs and associated minerals

* See exploration review

MARIKANA MINE

In all, three diamond drilling boreholes (totalling 308m) and 42 percussion boreholes (totalling 1,842m) were drilled in the Marikana orebody. In conjunction with the percussion drilling programme, several trenches were dug along the outcrop. The goal of this exploration programme, which focused on the reef structure within the south-western and north-western portions of the orebody, was to enhance the geological interpretation of the Marikana orebody. A total of 22 coring boreholes (totalling 2,480m) were drilled in the 4 shaft orebody. These boreholes were drilled to determine the reef elevation and geological structure immediately ahead of all major development ends.

EVEREST MINE

Ten boreholes totalling 348m were drilled in the northern part of the orebody in a section targeted for opencast mining. Another 10 boreholes totalling 370m were drilled to the west of the southern opencast pit to evaluate the extension of this pit towards the west and confirm the interpreted displacement across the major west-east striking fault.

HOOGLAND PROSPECT

The exploration programme for the Hoogland orebody, situated approximately 1.2km to the south of the Everest orebody, commenced subsequent to the granting of the prospecting right. A total of 22 exploration boreholes totalling 2,298m of drill core was completed. Eighteen of these boreholes intersected the target reef while three boreholes were drilled into intrusive dykes and one borehole was drilled beyond the sub-outcrop of the reef.
An additional 10 boreholes will be drilled during the first few months of the new financial year. Follow-up field mapping was also undertaken to confirm the dyke and reef sub-outcrop positions specifically in the south-eastern part of the orebody.

STERKFONTEIN PROSPECT

This prospect is included in the approved mining licence of Everest Mine and exploration will only commence after completion of the Hoogland project.

CHIEFTAINS PLAIN AND WALHALLA PROSPECTS

The prospecting rights for both farms have been approved by the Department of Minerals and Energy. Since these two prospects in the eastern Bushveld are adjacent to each other and overlapping of exploration activities in the prospecting works programme is expected, it will be reported as one project. Reconnaissance field mapping of the project area has been completed and a geophysical survey and aerial photography will be conducted during the coming financial year.

BAKGAGA PROJECT

The announcement of the 'farm-in' agreement with Bakgaga Mining which held the new order prospecting rights to five farms instigated an initial study of all available geological information. This was followed by field mapping, core-viewing and description, and a re-interpretation of the existing geological data. It is intended to deepen the borehole drilled by Bakgaga Mining since it was stopped in the immediate hangingwall of the Critical Zone which contains the target Merensky and UG2 Reefs. The outcome of this will dictate the exploration to follow.

MIMOSA MINE

No exploration drilling was undertaken during the year owing to the costs involved in the external audit of the Resources and Reserves and the quality assurance and quality control survey of the samples.

Management

AQPSA MANAGEMENT

Stuart Murray, *Executive Chairman* – **B.Sc. (Chem.Eng), AMI ChemE**
After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited (Implats). Following a 17-year career at Implats, Mr Murray joined Aquarius Platinum Limited in May 2001 as Chief Executive Officer.

Anton Wheeler, *Managing Director* – **Pr Tech Eng**
Mr Wheeler joined Aquarius Platinum South Africa in April 2006 as Operations Director, responsible for the day-to-day management of Aquarius Platinum's South African operations. He commenced his career in gold and coal mining, moving to platinum mining in 1988 when he joined Impala Platinum Holdings Limited (Implats), where he held various positions including overseeing the implementation of Best Practice Mining programme at Impala, Implats' major operation. Mr Wheeler also held the position of Operations Director at Zimplats, a subsidiary of Implats, in Zimbabwe.

Ayanda Khumalo, *Financial Director* – **B Compt. (Hons), CA(SA)**
Mr Khumalo's background is in auditing, financial management and corporate finance. He completed his auditing articles with Deloitte & Touche. Mr Khumalo has held executive positions in the Corporate Finance divisions of Corpcapital Limited and Ernst & Young in Johannesburg and as audit manager and director at Ernst & Young in Mafikeng, South Africa. Prior to joining AQPSA in May 2004, Mr Khumalo was Senior Manager, Corporate Banking, at Nedbank in Johannesburg.

Graham Ferreira, *General Manager Administration and Company Secretary* – **B.Compt (Hons), B.Acc, CFA**
Mr Ferreira has had 18 years' experience in the mining industry with the last six of these spent at Kroondal and AQPSA.

Willie Byleveld, *General Manager Marikana*
Mr Byleveld joined the company in April 2007 as General Manager of Marikana. Mr Byleveld started his career in gold mining and subsequently moved to platinum mining. He has 20 years experience in platinum mining in senior positions, at both an operational and project management level, and was previously employed by Lonmin Platinum.

Hugo Höll, *General Manager Everest* – **B.Sc. (Chem Eng), MBA**
Mr Höll joined AQPSA in 2002 with responsibility for the Everest South Feasibility Study. He was then appointed General Manager and managed the project from construction to commissioning, subsequently assuming operational responsibility. Mr Höll brings with him 10 years' experience in the mining industry, six of which were at senior management level.

Gordon Ramsay, *General Manager Metallurgy* – **B.Sc. (Hons) (Chem. Eng)**
Mr Ramsay has more than two decades of experience in the mining industry. Previous positions were at the Department of Metallurgy in Zimbabwe and at the JCI group where he worked at both Consolidated Murchison and Rustenburg Platinum Mines. He joined Kroondal Mine in 1998.

Rudi Rudolph, ***General Manager Kroondal*** **– Pr Tech Eng**
Mr Rudolph joined the company in January 2007 and took over the general management of Kroondal. Mr Rudolph has over 28 years experience in the mining industry, with 17 of these being at a senior level and 12 years experience of underground platinum operations. He was previously employed at Anglo Platinum. Mr Rudolph is a past president of the Association of Mine Managers of South Africa.

Gabriel de Wet, ***General Manager Engineering*** **– B.Sc. Eng (Mech)**
Mr de Wet oversees the implementation of maintenance strategy, which includes infrastructural maintenance and capital projects, at AQPSA. He has 15 years' experience in the industry, with four of these in the platinum industry. He also holds a post-graduate diploma in maintenance engineering.

Andy Kawa, ***Transformation Executive*** **– B.Sc., MA, MBA**
Ms Kawa has both local and international experience in finance and strategy. She spent 12 years working in the United States and United Kingdom at Otis World Headquarters. Back in South Africa, she was appointed General Manager: group strategy at Avmin, following which she spent some time as an analyst with RAD-AFC, a small asset management company.

MIMOSA MINE MANAGEMENT

Alex Mhembere, ***Managing Director*** **– MBA, ACMA, ACIS, MABE**
Mr Mhembere joined Mimosa in February 1998, as Finance and Administration Manager and was appointed Senior Mine Manager in 2000, General Manager in 2002, Resident Director in July 2004 and Managing Director in January 2005. Mr Mhembere is responsible to the board for the implementation of Mimosa's strategic plan. His previous experience includes a stint as Business Planning and Development Manager, Finance Manager at Lonrho. Resigned as Managing Director of Mimosa with effect from 30 September 2007.

Winston Chitando, ***Commercial Director*** **– B. Acc. (UZ)**
Mr Chitando was appointed an Executive Director of Mimosa in 2002, and Commercial Director on 1 October 2006. On leaving college in 1985, Mr Chitando joined Wankie Colliery. From 1990, he worked in various organisations before joining Zimasco in 1997. Mr Chitando is also a director of Zimasco in Zimbabwe. He was appointed Managing Director with effect from 1 October 2007, post year-end.

Herbert S. Mashanyare, ***Technical Director*** **– B.Sc. (Chem), MPhil (Applied Research in Metallurgy), M. Sc. Eng.**
Mr Mashanyare was appointed Technical Director in July 2004 and is responsible for projects, research and development and the implementation of best practice at Mimosa. He reports directly to the Managing Director. Mr Mashanyare was previously the Metallurgical Executive responsible for process projects and improvements. His prior work experience includes eight years at Rio Tinto Zimbabwe, six years at the Institute of Mining Research and 13 years at Zimasco.


MANAGEMENT MANAGEMENT

Peter R. Chimboza, ***Production Director*** **– B.Sc. (Physical Science) Luton.**
Mr Chimboza joined Mimosa Mining Co. (Pvt.) Ltd in August 2004 as General Manager and was appointed Production Director in January 2006. Mr Chimboza is responsible for operations at Mimosa Mine. Prior to joining Mimosa, Mr Chimboza worked for Zisco Steel and Zimasco in senior management positions at their metallurgical processing operations.

Fungai Makoni, ***Company Secretary*** **– B.Com Accounting, CTA Part II FQE ICAZ**
Mr Makoni joined Mimosa in December 2003 as Finance Executive in the Harare office and was appointed Company Secretary in April 2004. After college, Mr Makoni trained with Deloitte & Touche in Zimbabwe before joining Zimasco in 2001 where he was the Finance Manager.

Nathan Shoko, ***Finance Executive Operations*** **– B.Comm., Post-Graduate Diploma in Applied Accounting, Diploma in Management Accounting**
Mr Shoko joined Mimosa in August 2003 as Finance Executive responsible for finance and administration at the mine. Prior to joining Mimosa, Mr Shoko was the Finance Manager for Zimasco. After college, Mr Shoko trained with Deloitte & Touche in Zimbabwe before joining Zimasco in 1999.

Tapson Nyamambi, ***Mining Executive*** **– Certificate of Competency in Mine Surveying**
Mr Nyamambi was appointed Mining Executive in February 2006. Mr Nyamambi joined Mimosa in 1998 as a Production Superintendent and was promoted to Mine Manager in 2002. Prior to joining Mimosa, he worked as the Chief Surveyor for Zimasco Shurugwi Division for seven years.

Directors' report

The directors of Aquarius Platinum Limited (Aquarius) provide hereunder their report as to the results and state of affairs of the group for the financial year ended 30 June 2007. The consolidated financial information is presented in US Dollars.

DIRECTORS

The names of the directors of the parent entity in office during the financial year and until the date of this report are as follows:

Nicholas T. Sibley, FCA

Non-executive Chairman

Mr Sibley is a Chartered Accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Aquarius Platinum Board during October 1999 and assumed the Chairmanship in July 2002. Mr Sibley is a member of the Audit/Risk, Nomination and Remuneration & Succession Planning Committees of the Group.

Stuart A. Murray B.Sc (Eng)

Chief Executive Officer

Mr Murray joined Aquarius Platinum Limited during May 2001 and was appointed Chief Executive Officer in September 2001. He is also Chairman of Aquarius Platinum (South Africa) Pty Ltd, the Group's 54% owned subsidiary. After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited. Mr Murray is a member of the Nomination Committee and Executive Committee of AQP(SA).

Patrick D. Quirk B.Com (Resigned 8 March 2007)

Non-executive Director

Mr Quirk has had a long and successful career in the metals and mining sectors, operating in Zimbabwe, South Africa, the United Kingdom, Switzerland and Monaco. He was part of a consortium which purchased the Mimosa Platinum Mine from Union Carbide in 1993. Mr Quirk holds a commerce degree from Rhodes University, Grahamstown. Mr Quirk was appointed to the Aquarius Platinum Board during July 2002 and was a member of the Nomination Committee of the Group.

Sir William Purves, CBE DSO GBM

Non-executive Director

Sir William Purves joined the Hong Kong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group) being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years service. Sir William Purves is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He was also a member of the Executive Council, Hong Kong's highest policy-making body. He was appointed a Commander of the Order of the British Empire in 1990 and was Knighted in 1993. Sir William Purves was appointed to the Aquarius Platinum Board during February 2004 and is Chairman of the Audit/Risk Committee, Senior Independent Director of the Company and a member of the Nomination Committee.

David R. Dix

Non-executive Director

Mr Dix's background is in economics, law and taxation and he is a Barrister and Solicitor in the High Court of Australia. He has held various positions with Shell Australia Limited and worked for 16 years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specialising in the mining industry, including Head of Resources for Asia Pacific and in London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited, a director of Centro Shopping America Trust and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector. He brings to Aquarius a wealth of experience gained in the international business and resources communities. Mr Dix was appointed to the Aquarius Platinum Board during March 2004 and is a member of the Audit/Risk, and Nomination Committees.

G. Edward Haslam

Non-executive Director

Mr Haslam joined Lonmin plc in 1981 and was appointed a director of Lonmin plc in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin plc in April 2004. Mr Haslam is Chairman of Finnish Nickel Mining Company Talvivaara plc, which completed its listing on the LSE on June 1st 2007 and a Director of AIM listed Cluff Gold PLC. Mr Haslam was appointed to the Aquarius Platinum Board during May 2004 and is Chairman of the Remuneration & Succession Planning Committee and a member of the Audit/Risk, and Nomination Committees.

Zwelakhe Sisulu (Resigned 6 February 2007)

Non-executive Director

Mr Sisulu commenced his career as a journalist in South Africa in the 1970's. A notable political correspondent, his writings and political activities led him to be placed under house arrest during the apartheid era, later returning to work as the editor of the New National Newspaper. In 1994 he joined the South African Broadcasting Corporation where he was CEO. He is currently Chairman of Savannah Resources (Pty) Ltd, Dirleton Minerals & Energy (Pty) Ltd, Executive Chairman of Afrimineral Holdings (Pty) Ltd and Universal Media (Pty) Ltd. Mr Sisulu was educated in Swaziland, Soweto and later at the INSEAD Institute in Paris and was a Nieman Fellow at Harvard University. Mr Sisulu holds numerous international awards for his work in human rights, as well as the Presidential Award of South Africa, awarded by Nelson Mandela in 1998. Mr Sisulu was appointed to the Aquarius Platinum Board during February 2005 and is a member of the Nomination Committee of the Group.

Tim Freshwater (appointed 9 August 2006)

Non-executive Director

Mr Freshwater is a solicitor in the UK and Hong Kong and has been involved in Asian markets for over 30 years. Mr Freshwater, Vice Chairman of Goldman Sachs Asia, is also a Director of a number of companies, including Liu Chong Hing Bank Limited, Pacific Century Insurance Holdings Limited and Cosco Pacific Limited. He is a member of the board of directors of the Community Chest of Hong Kong.

Kofi Morna (appointed 6 February 2007)

Non-executive Director

Mr Morna is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Prior to joining Savannah Resources, Mr Morna worked with the International Finance Corporation as an Investment Officer, Gemini Consulting as a Senior Management Consultant and Schlumberger Oilfield Services as a Field Engineer. Mr Morna holds an MBA from the London Business School and a BS from Princeton University in the United States . He is also a director of LA Crushers and Mkhombi Services. Mr Morna joined the Board of AQP(SA) in February 2005 and was appointed to the Aquarius Platinum Board during February 2007. Mr Morna is a member of the Nomination Committee of the Group.

Zwelakhe Mankazana (appointed 6 February 2007)

Alternate Director for Kofi Morna

Mr Mankazana was appointed as Alternate Director for Mr Kofi Morna on the Aquarius Platinum Limited Board during February 2007. He is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Mr Mankazana holds an MSc in Economics from the Patrice Lumumba University of Friendship. In addition to his interests in mining, Mr Mankazana is also a director of South African mobile operator Cell C, Emerald Casinos and Resorts, New Millennium Telecommunications and Ubambo Investment Holdings Limited. He is involved in community development as a trustee on several development trusts. Mr Mankazana joined the Board of AQP(SA) in February 2005.

Willi M.P. Boehm,

Company Secretary

Mr Boehm joined Aquarius in June 1995. He has been with the Company since the commencement of its involvement in the platinum sector and is responsible for the Company's Corporate Affairs. He has 27 years experience.

Directors' report

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report, the interest of the Directors in the shares and options of Aquarius Platinum were:

Director	Common shares	Options exercisable at £2.54 per share up to 11 October 2011
N.T. Sibley	600,000	-
S.A. Murray	369,955	139,910
Sir W. Purves	–	-
D.R. Dix	–	–
G.E. Haslam	5,000	–
K. Morna	–	–
T. Freshwater	–	–
Z. Mankazana	–	–

PRINCIPAL ACTIVITIES

The principal activities of companies within the group during the financial year were mineral exploration, mine development, concentrate production and investment. During the year, the principal focus revolved around the operations of the Kroondal platinum mine, the Marikana platinum mine, the Mimosa platinum mine the Everest platinum mine and the Chrome Tailings Retreatment Plant.

RESULTS OF OPERATIONS

The consolidated net profit of the group after provision for income tax and outside equity interests was $187.223m (2006: $85.630m).

REVIEW OF OPERATIONS

Operational highlights during the year included:

- Group attributable production of 530,726 PGM ounces (2006: 447,693 PGM ounces), up 19%
- Kroondal production tons increased by development at new K5 Shaft
- Marikana production demonstrates potential as underground mining commences
- Everest delivers strong increases in production as underground operations ramp-up
- Mimosa delivers steady increase in production
- Chrome Tailings Re-treatment Program delivers modest increase of high margin production
- Increased focus on mine development to improve face availability flexibility and redundancy

Production of PGMs attributable to shareholders of Aquarius increased 19% to 530,726 PGM ounces from 447,693 PGM ounces. All mines recorded increased production, with the exception of Kroondal where Aquarius' attributable production was in line with the previous year.

In South Africa, the South African Department of Minerals and Energy (DME) approved AQP(SA)'s applications for the new order mining rights conversions in respect of all three of its mines: Kroondal, Marikana and Everest. Consequently, AQP(SA) is now in full compliance with the South African Mineral and Petroleum Resources Development Act 2002.

On 26th April 2007, Aquarius announced the completion of the acquisition of a 3.5% equity interest in AQP(SA) from SavCon for a cash consideration of ZAR 342.5 million, as first announced in November 2006.

As a result of the transaction, Aquarius increased its ownership of AQP(SA) from 50.5% to 54%. The number of new Aquarius shares to which SavCon will be entitled in exchange for its equity interest of 26% in AQP(SA) will reduce proportionately by 2,918,590 shares to 21,680,952 shares. The conditions for ultimate disposal of SavCon's 26% in AQP(SA) and the take-up of its Aquarius shares in terms of the final phase remain unchanged.

The Everest Mine, completed in December 2005, continued its ramp up phase during the financial year and delivered strong increases in production.

The Chrome Tailing Retreatment Project (CTRP) operated profitably during the year despite variations in the feed grade and quality.

In Zimbabwe, Aquarius announced an approved low capital cost expansion to increase annual production capacity to 195,000 PGM ounces (100,000 platinum ounces in concentrate) at the Mimosa Platinum Mine. The expansion project, known as "Wedza Phase V", follows four earlier successful expansion projects at Mimosa, is expected to increase annual PGM production from 168,750 PGM ounces to 195,000 PGM ounces (Aquarius attributable 50%). It is due for completion by the end of the 2007 calendar year.

The Company announced on 6 October 2004 that it had been made aware that the Government of Zimbabwe's Ministry of Mines has released proposed draft regulations for the discussion with the industry that include proposed indigenous ownership levels for mines in Zimbabwe. These proposals included 20% indigenous ownership within 2 years, 25% indigenous ownership within 7 years and 30% indigenous ownership within 10 years of the approval of the regulations. Subsequent to 30 June 2007, the Government revised the draft regulations proposing 51% indigenous ownership. The Company as well as the Chamber of Mines in Zimbabwe has made representations to the Government with a view to arriving at mutually acceptable indigenous ownership levels. Currently a Bill is before the Zimbabwean Parliament and no decisions have been reached to date. The Company, subject to funding availability, views the original proposals of 2004 as achievable, but is sceptical of a mutually satisfactory outcome in respect of the current Bill's proposals.

Operating results

Aquarius recorded consolidated earnings for the year to 30 June 2007 of $187.2 million equal to US 218.5 cents per share, a 119% increase in net profit over the previous year. The increase is attributed to a 19% increase in production to 530,726 PGM ounces attributable to Aquarius and an increase in the average 4E PGM basket price (Platinum, Palladium, Rhodium and Gold) for the Group to US$1,293 per ounce in 2007 compared to US$932 per ounce in 2006, and not least other metals produced as by-products – notably nickel, iridium and ruthenium.

Revenues from ordinary activities for the year rose 67% to $710.8 million (comprising sales revenue of $690 million and interest and other income of $21 million) from $426 million (sales revenue $417 million and interest and other income of $9 million). The increased revenue was due to a 19% increase in PGM production and a 39% increase in the average PGM basket price over the year.

The Group cash balance has increased by $125.3 million since 30 June 2006 to $287.7 million at 30 June 2007.

DIVIDENDS

The 2006 final dividend of 18 US cents per common share was paid during October 2006. An interim dividend of 12 US cents per common share was paid during March 2007. The directors have declared a final dividend of 30 US cents per common share for the year ended 30 June 2007. The final dividend is payable on 5 October 2007.

SIGNIFICANT CHANGES IN THE GROUP'S STATE OF AFFAIRS

The directors are not aware of any significant changes in the state of affairs of the group that occurred during the financial year, which has not been covered elsewhere in this annual report.

EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

The directors declared a dividend of $0.30 per share on 8 August 2007. There have been no other reportable events subsequent to the end of the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Other than matters referred to in this report, the directors make no comments regarding the likely developments in the operations of the group and the expected results of those operations in subsequent financial years. In the opinion of the directors, any further disclosures would prejudice the interests of the group.

Directors' report

ENVIRONMENTAL REGULATION AND PERFORMANCE

Companies within the Aquarius Platinum group are required, on cessation of mining operations, to rehabilitate the relevant mining area on which mining operations have been conducted. Mr Anton Wheeler, Managing Director of AQP(SA), is the officer responsible for compliance on these matters for all South African properties within the Group. Mr Alex Mhembere Managing Director of Mimosa Group of Companies in Zimbabwe, is the officer responsible on these matters for all Zimbabwean located properties within the Group. The company makes annual contributions to established trusts in order to provide for its obligations in respect of environmental rehabilitation. Environmental activities are continuously monitored to ensure that established criteria from each operations' environmental management programme, approved by relevant authorities, has been met. There have been no known significant breaches of any environmental conditions.

MEETINGS OF DIRECTORS

The number of meetings of the board of directors of the parent entity held during the year ended 30 June 2007 and the number of meetings attended by each director are tabled below:

Director	Number of meetings held whilst in office				Number of meetings attended			
	Board	Remuneration and succession planning	Audit and risk management	Nomination	Board	Remuneration and succession planning	Audit and risk management	Nomination
N.T. Sibley	4	1	4	1	4	1	4	1
S.A. Murray	4	–	–	1	4	–	–	1
D.R. Dix	4	–	4	1	4	–	4	1
G.E. Haslam	4	1	4	1	4	1	3	1
P.D. Quirk [1]	3	–	–	–	3	–	–	–
Sir W. Purves	4	–	4	1	4	–	4	1
Z. Sisulu [1]	3	–	–	1	–	–	–	1
T. Freshwater [1]	4	–	–	1	4	–	–	1
K. Morna [1]	4	–	–	1	4	–	–	1
Z. Mankazana [1]	2	–	–	1	–	–	–	–

[1] Mr Z. Sisulu retired as a Director on 6 February 2007 and Mr K. Morna was appointed as a Director on 6 February 2007. Mr Z. Mankazana was appointed Alternate Director for Mr K. Morna on 6 February 2007. Mr P. Quirk retired as a Director on 8 March 2007.

DIRECTORS' AND OFFICERS' INSURANCE

During the year, the parent entity has paid an insurance premium in respect of a contract insuring against liability of current directors and officers. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as such disclosure is prohibited under the terms of the contract.

GOING CONCERN

The Directors are satisfied that the company has adequate financial resources to continue in operational existence for the foreseeable future. The financial statements have been prepared on the going concern basis.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Board is responsible for determining and reviewing compensation arrangements for the Directors and executive management. The Board assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to industry and market conditions. In determining the nature and amount of officers' emoluments, the Board takes into consideration the Company's financial and operational performance.

Details of the nature and amount of each element of the emolument of each Director of the group and the top 5 executives in aggregate during the financial year are shown in the table below. Refer also Note 32 – Share Based Payment Plans and Note 33 – Related Party Disclosures for participation by the Directors' and the top 5 executives in the Company's Share Plan and Option Plan.

	Short term							Post employment	
Director	Board fee $	Remuneration Committee $	Senior independent director $	Audit/Risk Committee $	Base salary $	Bonus $	Share options $	Retirement benefits $	Total $
N.T. Sibley	138,750	3,375	–	3,375	–	–	–	–	145,500
S.A. Murray	63,750	–	–	–	574,928	649,801	–	32,506	1,320,985
D.R. Dix	63,750	–	–	5,250	–	–	–	–	69,000
G.E. Haslam	63,750	9,750	–	5,250	–	–	–	–	78,750
Sir W. Purves	63,750	–	3,750	10,500	–	–	–	–	78,000
P.D. Quirk	45,000	–	–	–	–	–	–	–	45,000
Z. Sisulu	30,000	–	–	–	–	–	–	–	30,000
T. Freshwater	58,750	–	–	–	–	–	–	–	58,750
K. Morna	33,750	–	–	–	–	–	–	–	33,750
Z. Mankanzana	–	–		–	–	–	–	–	–
	563,500	10,875	3,750	24,375	574,928	649,801	–	32,506	1,859,735
Top 5 Executives*	–	–		–	916,468	15,238	99,620	189,906	1,221,232

* The Top 5 Executives include one Australian-based executive and four South African-based executives.

Signed in accordance with a resolution of the directors.

Stuart Murray
Director
24 September 2007

S REPORT 2007 DIRECTORS REPORT 2007 DIRECTORS REPORT 2007 DIRECTORS REPORT 2007 DIRECTORS REPORT 2007 DIRECTORS REPORT 2007 DIRECT

Corporate governance statement

The following Statement sets out the governance practices of the Aquarius Platinum group.

The Board of Directors of Aquarius Platinum is responsible for the corporate governance of the group. The Board guides and monitors the business affairs of Aquarius Platinum on behalf of shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations), the company will disclose the extent to which it has followed the guidelines and any reasons for departure from these. The Board will continue to review and respond to corporate governance requirements. For further information on the corporate governance policies adopted by Aquarius Platinum, refer to our website www.aquariusplatinum.com

BOARD OF DIRECTORS

The Board is responsible for the overall management of the Company. It is governed by a Charter, a summary of which can be found on the Aquarius website at www.aquariusplatinum.com. Among other matters, the Charter sets out the framework for the management of the Company, the responsibilities of the Board, its direction, strategies and financial objectives and how they will be monitored.

In order to retain full and effective control over the company and monitor the executive management team, the Board meets regularly and at least on a quarterly basis. Details of Directors' attendance at these meetings is set out in the Directors' Report. In consultation with the Chief Executive Officer and the Company Secretary, the Chairman sets the agenda for these meetings. All Directors may add a matter to the agenda. Key executives of the Company contribute to board papers and are from time to time invited to attend Board meetings.

Each director has the right to seek independent professional advice on matters relating to their position as a director or committee member of the company at the company's expense, subject to prior approval of the Chairman, which shall not be unreasonably withheld.

The names of the Directors in office at the time of this Report and their relevant qualifications and experience are set out in the Directors' Report within this Annual Report. Their status as non-executive, executive or independent directors and tenure on the Board is set out in the table below.

Board Structure

Name of director in office at the date of this report:	Date appointed to office	Executive/ Non-executive	Independent
N.T. Sibley – Chairman	26 October 1999	Non-executive	Yes
S.A. Murray – Chief Executive Officer	21 May 2001	Executive	No
D.R. Dix	31 March 2004	Non-executive	Yes
G.E. Haslam	1 May 2004	Non-executive	Yes
Sir W. Purves	10 February 2004	Non-executive	Yes
T. Freshwater	9 August 2006	Non-executive	Yes
K. Morna	6 February 2007	Non-executive	No
Z. Mankazana	6 February 2007	Non-executive	No

The bye-laws of the company determine that the Board consists of not less than two and no more than nine directors. At the date of this report, the Board is comprised of seven directors, six of whom are non-executive directors, and one executive director, Mr Stuart Murray, Chief Executive Officer.

The division of responsibilities between the Chairman and the Chief Executive Officer is reviewed regularly and is defined below:

- The Chairman, Mr Nicholas Sibley, is responsible for leadership of the Board ensuring its members receive accurate, timely and clear information in order to facilitate effectiveness of its role.
- Mr Stuart Murray, Chief Executive Officer, leads executive management. He has been delegated responsibility by the Board for the day-to-day operation and administration of the Company. The Chief Executive Officer is assisted in managing the business of the Group by the Managing Director, the Executive Committee and the Board of Aquarius Platinum (South Africa) (Pty) Ltd. Mr Murray represents the Group's interests as a director of the Mimosa Group of companies which owns the Mimosa Platinum Mine in Zimbabwe.

INDEPENDENCE OF NON-EXECUTIVE DIRECTORS

Independence of directors in essence means those directors independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of unfettered and independent judgement.

In line with the ASX Principles of Good Corporate Governance and Best Practice Recommendations the Board has accepted the guidelines outlined below in determining the independence of non-executive directors. In accordance with these, all directors, with the exception of Mr Stuart Murray as CEO of the Company and Mr Kofi Morna, who represents SavCon's BEE interests, are deemed independent.

The Board has accepted the following definition of an independent director.

An independent director is someone who is not a member of management, is a non-executive director and who:

a) is not a substantial shareholder (5%) of the company or an officer of, or otherwise associated directly with a substantial shareholder of the company;
b) within the last three years has not been employed in an executive capacity by the company or another group member, or been a director after ceasing to hold any such employment;
c) within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;
d) is not a material supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
e) has no material contractual relationship with the company or another group member other than as a director of the company;
f) has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company; and
g) is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company.

SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR

The Senior Independent Non-Executive Director, Sir William Purves, is appointed by the Board.

COMPANY SECRETARY

The Company Secretary, Mr Willi Boehm, is responsible for supporting the effectiveness of the Board by monitoring that Board policy and procedures are complied with, coordinating the flow of information within the Company and the completion and despatch of items for the Board and briefing materials. The Company Secretary is accountable to the Board on all governance matters. All directors have access to the services of the Company Secretary. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

SUCCESSION PLANNING

The Board brings the range of skills, knowledge, international experience and expertise necessary to govern the Group, but it is aware of the need to ensure processes are in place to assist with succession planning, not only for the Board, but within senior management. The Board periodically assesses its balance of skills and those of the group in order to maintain an appropriate balance within the company.

INDUCTION TRAINING AND CONTINUING PROFESSIONAL DEVELOPMENT

In order to assist new directors and key executives in fulfilling their duties and responsibilities within the company, an induction programme is provided by the Chief Executive Officer, which includes meetings with the executive team and visits to the operating sites of the company in South Africa and Zimbabwe. The program enables the new appointees to gain an understanding of the Company's financial, strategic, operational and risk management position. Full access to all documentation pertaining to the company is provided. It ensures new directors and key executives are aware of their rights, duties and responsibilities.

PERFORMANCE REVIEW

The Board of Aquarius conducts a performance review of itself on an ongoing basis throughout the year. The size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives, provides the best guidance and value to the Group.

Corporate governance statement

DIRECTORS' RETIREMENT AND RE-ELECTION

Aquarius' bye-laws determine that at each Annual General Meeting, at least one third of the Board are retired by rotation, therefore holding their positions for no longer than three years. This period of time provides continuity. Non-executive directors are appointed for a three-year term and may be invited to seek reappointment. A Director appointed during the year is subject for election at the forthcoming Annual General Meeting. Pursuant to the bye-laws of the Company, the managing director is not subject to retirement by rotation.

SECURITIES TRADING POLICY

The Board has adopted a policy covering dealings in securities by directors and relevant employees. The policy is designed to reinforce to shareholders, customers and the international community that Aquarius' directors and relevant employees are expected to comply with the law and best practice recommendations with regard to dealing in securities of the Company.

In addition to the Australian Stock Exchange Listing Rules, a director and relevant employees must comply with the Model Code on directors' dealings in securities, as set out in annexure 1 to Listing Rule 9 Chapter 16 of the Rules of the United Kingdom Listing Authority, a copy of which can be found on the Aquarius website at www.aquariusplatinum.com.

In addition to restrictions on dealing in "Closed Periods", a director and relevant employees must not deal in any securities of the Company on considerations of a short term nature and must take reasonable steps to prevent any dealings by, or on behalf of, any person connected with him in any securities of the Company on consideration of a short term nature. In line with the listing rules of the Australian Stock Exchange (ASX), the UK Listing Authority (LSE) and the JSE Securities Exchange South Africa (JSE), all dealings by directors in the securities of the Company are announced to the market.

COMMITTEES OF THE BOARD

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit/Risk Committee, the Remuneration & Succession Planning Committee, and the Nomination Committee. Other committees are formed from time to time to deal with specific matters.

In line with best practice, each of the committees operates under a Charter approved by the Board detailing their role, structure, responsibilities and membership requirements. Each of these Charters is reviewed annually by the Board and the respective committee. Summaries of the Remuneration & Succession Planning, Nomination Committee Charters and a complete Audit/Risk Committee Charter can be found on the Aquarius website at www.aquariusplatinum.com.

AUDIT/RISK COMMITTEE

The Audit/Risk Committee (the Committee) has been established to assist the Board of Aquarius in fulfilling its corporate governance and oversight responsibilities in relation to the company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the external audit process. The Committee is governed by a charter approved by the Board.

The Committee consists of:

- four members;
- only non-executive directors;
- only independent directors; and
- an independent chairperson, who shall be nominated by the Board from time to time but who shall not be the chairperson of the Board.

The members of the Committee at the date of this report are as follows:

- Sir William Purves (Chairman)
- Mr Nicholas Sibley
- Mr David Dix
- Mr Edward Haslam

Qualifications of Audit/Risk Committee members:

Sir William Purves is the Chairman of the Audit Committee and Senior Independent Director of the Company. Sir William joined the Hongkong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group). He was appointed Chief Executive in 1986 and Group Chairman the following year.

Mr Sibley is a chartered accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd.

Mr David Dix's background is in economics, law and taxation. He is a Barrister and Solicitor in the High Court of Australia. He has held positions with Shell Australia Limited, Macquarie Bank Limited and spent nine years with UBS Warburg, based in Melbourne as Head of Resources for Asia Pacific and London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector.

Mr Haslam is the former Chief Executive of Lonmin plc. He joined Lonmin in 1981, was appointed a director in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin in April 2004. Mr Haslam is Chairman of HighRidge Resources plc, and a director of Cluff Gold plc.

The Board deems all members of the Committee have the relevant experience and understanding of accounting, financial issues and the mining industry to enable them to effectively oversee audit procedures.

The Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year to:

- review the results and findings of the audit at year end and half year end and recommend their acceptance or otherwise to the Board; and
- review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made.

The Committee receives regular reports from the external auditor on the critical policies and practices of the company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The Committee assesses the company's structure, business and controls annually. It ensures the Board is made aware of internal control practices, risk management and compliance matters which may significantly impact upon the company in a timely manner.

The Committee meets when deemed necessary and at least twice a year. The Company Secretary acts as secretary of the Committee and distributes minutes to all Board members.

Details of attendance at Committee Meetings are set out in the Directors' Report.

REMUNERATION & SUCCESSION PLANNING COMMITTEE

The members of the Remuneration and Succession Planning Committee (the Committee) at the date of this report are:

- Mr Edward Haslam (Chairman)
- Mr Nicholas Sibley

The Committee is governed by a charter approved by the Board, a summary of which is available on the Company's website www.aquariusplatinum.com. The Board deem all members of the Committee have the relevant experience and understanding to enable them to effectively oversee their responsibilities. The members of the Committee are non-executive directors, both of whom the Board consider independent.

The committee reviews compensation arrangements for the directors and the executive team. The committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles. The nature and amount of directors' and officers' emoluments are linked to the company's financial and operational performance.

In carrying out its responsibilities, the Committee is authorised by the Board to secure the attendance of any person with relevant experience and expertise at Committee meetings, if it considers their attendance to be appropriate and to engage, at the Company's expense, outside legal or other professional advice or assistance on any matters within its charter or terms of reference.

Corporate governance statement

The Committee reviews succession planning for key executive positions (other than executive Directors) to maintain an appropriate balance of skills, experience and expertise in the management of the Company. The Committee does not allow for retirement benefits of Non-executive Directors and Non-executive Directors are remunerated by way of an annual fee in the form of cash and do not receive options or bonus payments.

For details of remuneration of Directors and Executives please refer to the Directors' Report.

The Committee meets as necessary, but must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members. Details of attendance at Committee Meetings is set out in the Directors' Report.

NOMINATION COMMITTEE

In order to fulfil the company's responsibility to shareholders to ensure that the composition, structure and operation of the Board is of the highest standard, the full Board of Aquarius acts as the Nomination Committee. The Board believes the input of all directors is essential due to their respective expertise and knowledge of the platinum industry and exposure to the markets in which the Group operates.

The Board is guided by a Charter, a summary of which is available on www.aquariusplatinum.com. The Board may at times take into consideration the advice of external consultants to assist with this process.

Meetings take place as often as necessary, but the Committee must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members.

Appointments are referred to shareholders at the next available opportunity for election in general meeting.

CONTINUOUS DISCLOSURE

The Company has in place a Continuous Disclosure Policy, a summary of which is available on the website www.aquariusplatinum.com. The Policy is in line with the Australian Securities Exchange's guidance policy on timely and balanced disclosure. This outlines the company's commitment to disclosure, ensuring that timely and accurate information is provided to all shareholders and stakeholders. The Company Secretary is the nominated Communication Officer and is responsible for liaising with the Board to ensure that the Company complies with its continuous disclosure requirements.

A three member Disclosure Committee has been formed comprising the Chief Executive Officer, Mr Stuart Murray, the Company Secretary, Mr Willi Boehm and any one non-executive director. The Disclosure Committee is responsible for overseeing and coordinating the disclosure of information and announcements to the regulatory authorities, analysts, brokers, shareholders, the media and the public.

The Board regularly reviews the company's compliance with its continuous disclosure obligations.

COMMUNICATIONS WITH SHAREHOLDERS

Shareholder communication is given high priority by the Company. In addition to statutory requirements, such as the Annual Report and Financial Statements for the half and full year, Aquarius Platinum maintains a website which contains announcements and quarterly reports which have been released to the listing authorities – the ASX, LSE and the JSE. Media articles and presentations are also placed on the website as they occur so they may be viewed by shareholders and prospective investors. Shareholders are able to contact the Company via the website at info@aquariusplatinum.com. Through the website, shareholders are also given the opportunity to provide an email address through which they are able to receive these documents. The Chief Executive Officer hosts web-casts for the half-year and full-year results, notification of these is provided to all on the website database.

MEETINGS

Aquarius Platinum Notice of Meeting materials are distributed to shareholders with an accompanying explanatory memorandum. These documents present the business of the meeting clearly and concisely and are presented in a manner that will not mislead shareholders or the market as a whole. The Notice is despatched to shareholders in a timely manner providing at least 21 days notice pursuant to the bye-laws of the Company. Each notice includes the business of the meeting, details of the location, time and date of the meeting and proxy voting instructions are included.

Upon release of the Notice of Meeting and Explanatory Memorandum to the ASX, LSE and the JSE, a full text of the Notice of Meeting and Explanatory Memorandums is placed on the website of the Company at www.aquariusplatinum.com for shareholders and other market participants who may consider investing in the company.

CODE OF CONDUCT

The Aquarius Code of Conduct has been developed by the Board to provide a framework for all employees to conduct the business of the Company in an ethical and legal manner. It is important that the Company maintains its obligations to shareholders, the community, contractors and suppliers.

There are areas in which the Company must develop detailed policies in accordance with the requirements of local authorities and comply with local laws. To this end the Code of Conduct stands more as a set of principles developed by the Board to guide employees to act with integrity and make informed choices when communicating or acting on behalf of the Company.

The Board and management of the Company have a clear commitment to the Code of Conduct. A summary of The Code of Conduct is available on www.aquariusplatinum.com.

CORPORATE GOVERNANCE COMPLIANCE

Notification of Departure
Item 8.1: Performance evaluation of the Board and key executives

Explanation of Departure

The Board of Aquarius conducts its performance review of itself on an ongoing basis throughout the year. The small size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives provides the best guidance and value to the Group.

Item 9.1: Disclosure of remuneration policy and procedures

Explanation of Departure

The Group operates in an industry that has a limited number of participants. The industry is under constant pressure from skills shortages and is exposed to a high level of staff poaching. To protect against this, the Company considers it imprudent to disclose the names and the exact value of the remuneration received by each of the top five non-director executives. However, in accordance with the ASX Principles of Good Corporate Governance, the Company advises that the total amount paid, as set out in the Directors' report, to the top 5 non-director executives includes payments in respect of salaries, non-cash benefits such as motor vehicles and superannuation contributions.

Directors' declaration

In accordance with a resolution of the Board of Directors of Aquarius Platinum Limited, I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:
   I. give a true and fair view of the financial position as at 30 June 2007 and the performance for the year ended on that date of the consolidated entity; and
   II. comply with International Accounting Standards; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Stuart Murray
Director
24 September 2007

Independent audit report

TO MEMBERS OF AQUARIUS PLATINUM LIMITED

We have audited the accompanying financial report of Aquarius Platinum Limited and the entities it controlled ("the Group") during the year ended 30 June 2007, which comprises the consolidated balance sheet as at 30 June 2007 and the consolidated income statement, consolidated statement of recognised income and expenses and consolidated cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL REPORT

The directors of the company are responsible for the preparation and fair presentation of this financial report in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with International Standards on Auditing. These standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENCE

We are independent of the company, and have met the independence requirements of Australian and International professional ethical pronouncements.

OPINION

In our opinion, the consolidated financial report presents fairly in all material respects the financial position of the Group as of 30 June 2007, and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young

V W Tidy
Partner

Perth
Date: 24 September 2007

Consolidated income statement

FOR THE YEAR ENDED 30 JUNE 2007

	Note	2007 $'000	2006 $'000
Revenue	7	709,183	425,684
Cost of sales	7	(293,218)	(223,039)
Gross profit before amortisation of fair value uplifts		415,965	202,645
Amortisation of fair value uplifts of mining assets		(7,595)	(7,162)
Gross profit after amortisation of fair value uplifts of mining assets		408,370	195,483
Other income	7	2,586	14,113
Administrative costs	7	(8,972)	(8,052)
Other operating costs	7	(2,308)	913
Profit from operating activities		399,676	202,457
Finance costs	7	(15,218)	(10,383)
Profit before income tax		384,458	192,074
Income tax expense	8	(90,861)	(51,071)
Net profit for the year		293,597	141,003
Attributable to:			
Equity holders of the parent	28	187,223	85,630
Minority interest		106,374	55,373
		293,597	141,003
Earnings per share			
Basic earnings per share (cents per share)	9	218.51	100.87
Diluted earnings per share (cents per share)	9	216.50	99.12

Consolidated balance sheet
AS AT 30 JUNE 2007

	Note	2007 $'000	2006 $'000
ASSETS			
Non current assets			
Receivables	11	11,612	6,590
Available for sale investments	12	414	404
Property, plant and equipment	13	219,113	206,626
Mining assets	14	299,672	247,601
Total non current assets		530,811	461,221
Current assets			
Cash and cash equivalents	16	287,663	162,425
Trade and other receivables	17	100,573	66,722
Available for sale investments	18	4	4
Inventories	19	26,123	19,823
Total current assets		414,363	248,974
Total assets		945,174	710,195
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	26	12,823	12,652
Reserves	27	126,202	147,653
Retained earnings	28	317,113	155,254
Equity attributable to equity holders of the parent		456,138	315,559
Minority interest	29	176,407	78,278
Total equity		632,545	393,837
Non current liabilities			
Payables	20	54,228	130,104
Interest bearing loans and borrowings	21	31,272	45,372
Deferred tax liabilities	8	103,378	73,311
Provisions	22	69,026	32,108
Total non current liabilities		257,904	280,895
Current liabilities			
Trade and other payables	23	44,715	32,852
Interest bearing loans and borrowings	24	4,583	29
Current tax liabilities	8	4,851	2,209
Provisions	25	576	373
Total current liabilities		54,725	35,463
Total liabilities		312,629	316,358
Total equity and liabilities		945,174	710,195

Consolidated cash flow statement

FOR THE YEAR ENDED 30 JUNE 2007

	Note	2007 $'000	2006 $'000
Cash flows from operating activities			
Receipts from customers		654,238	402,837
Payments to suppliers and employees		(263,491)	(195,779)
Interest received		19,183	8,256
Interest and other finance costs paid		(11,511)	(8,668)
Other income		1,619	885
Income taxes paid		(59,251)	(32,000)
Net cash from operating activities		340,787	175,531
Cash flows from investing activities			
Payments for property, plant and equipment and mine development costs		(57,169)	(111,059)
Payments for mine closure/rehabilitation costs		(3,612)	(1,821)
Payments for purchase of equity investments		(50,456)	–
Net cash used in investing activities		(111,237)	(112,880)
Cash flows from financing activities			
Proceeds from issue of shares		5,972	7,192
Proceeds from borrowings		509	53,591
Repayment of share-plan loans		313	2,498
Repayment of borrowings		(87,974)	(26,973)
Dividends paid		(25,364)	(9,147)
Net cash from financing activities		(106,544)	27,161
Net increase in cash held		123,006	89,812
Cash and cash equivalents at beginning of the financial year		162,425	75,251
Net foreign exchange differences		2,232	(2,638)
Cash and cash equivalents at end of the financial year	16	287,663	162,425

Consolidated statement of recognised income and expenses

FOR THE YEAR ENDED 30 JUNE 2007

	Note	2007 $'000	2006 $'000
Foreign currency translation adjustments		5,488	(13,945)
Net gain/(loss) recognised directly in equity		5,488	(13,945)
Net profit for the year		293,597	141,003
Total recognised income and expenses for the year		299,085	127,058
Attributable to:			
Equity holders of the parent		190,186	78,100
Minority interest		108,899	48,958
Total recognised income and expenses for the year		299,085	127,058

RECOGNISED INCOME AND EXPENSES 2007 CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES 2007 CONSOLIDATED STATEMENT OF RECOGNISED INCOM

Notes to the consolidated financial statements
AT 30 JUNE 2007

1. CORPORATE INFORMATION

The consolidated financial statements of Aquarius Platinum Limited for the year ended 30 June 2007 were authorised for issue in accordance with a resolution of the directors on 24 September 2007. Aquarius Platinum Limited is a limited company incorporated and domiciled in Bermuda whose shares are publicly traded. The principal activities of the Group are described in the Directors' Report.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments that have been measured at fair value.

Statement of Compliance

The consolidated financial statements of Aquarius Platinum Limited and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated financial information is presented in US Dollars and has been rounded to the nearest thousand US Dollars unless otherwise stated.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Aquarius, the parent company and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries are consolidated from the date the parent entity obtains control and continue to be consolidated until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of subsidiaries appears in Note 33(a).

Acquisitions are accounted for using the purchase method of accounting.

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

Minority interest principally represents the interests in AQP(SA) not held by the Company.

Acquisition of minority interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the share of net assets acquired is recognised in equity.

3. CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 July 2006. The adoption of these new and revised Standards and Interpretations had no material effect on the financial performance or financial position of the group.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Significant accounting judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Determination of mineral resources and ore reserves

Aquarius estimates its mineral resources and ore reserves in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (the 'JORC code'). The information on mineral resources and ore reserves was prepared by or under the supervision of Competent Persons as defined in the JORC code.

There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of capitalised exploration and evaluation expenditure

The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

Factors which could impact the future recoverability include the level of proved and probable mineral reserves, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent that it is determined in the future that this capitalised expenditure should be written off, this will reduce profits and net assets in the period in which this determination is made.

Impairment of capitalised mine development expenditure

The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved and probable and mineral reserves.

To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

Impairment of property, plant and equipment

Property, plant and equipment is reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

In determining value in use, future cash flows are based on:

- Estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction;
- Future production levels;
- Future commodity prices; and
- Future cash costs of production

Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognised, if any, which could in turn impact future financial results.

Restoration provisions

The group records the present value of the estimated cost of restoring operating locations in the period in which the obligation arises, which is typically at the commencement of production. The nature of the restoration activities includes the removal of facilities, abandonment of mine sites and rehabilitation of the affected areas. In most instances this arises many years in the future. The application of this policy necessarily requires judgmental estimates and assumptions regarding the date of abandonment, future environmental legislation, the engineering methodology adopted, future technologies to be used and the asset specific discount rates used to determine the present value of these cash flows.

5. SIGNIFICANT ACCOUNTING POLICIES

(a) Investments and other financial assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised at the trade date i.e. the date the group commits to purchase the asset.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using arm's length market transactions, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis and option pricing models.

Available for sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables or held to maturity financial assets. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Held for trading

Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near future. After initial recognition, investments which are classified as held for trading are measured at fair value. Gains or losses on investments held for trading are recognised in income.

Held to maturity

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(b) Mining assets

Mining assets comprise exploration, evaluation and mine development costs and the cost of mineral properties acquired.

Exploration and evaluation expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method. Exploration and evaluation expenditure is capitalised provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Mining assets (continued)

When the technical feasibility and commercial viability of extracting a mineral resource has been demonstrated then any capitalised exploration and evaluation expenditure is reclassified as capitalised mine development. Prior to reclassification, capitalised exploration and evaluation expenditure is assessed for impairment.

Impairment

The carrying value of capitalised exploration and evaluation expenditure is assessed for impairment at the cash generating unit level whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised exploration and evaluation expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

Mine development expenditure

Mine development expenditure represents the costs incurred in preparing mines for production, and includes stripping and waste removal costs incurred before production commences. These costs are capitalised to the extent they are expected to be recouped through successful exploitation of the related mining leases. Once production commences, these costs are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate or are written off if the mine property is abandoned. Development costs incurred to maintain production are expensed as incurred against the related production.

Impairment

The carrying value of capitalised mine development expenditure is assessed for impairment whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised mine development expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

(c) Derecognition of financial assets and liabilities

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Derecognition of financial assets and liabilities (continued)

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled) option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(d) Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Asset carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Impairment of financial assets (continued)

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

(e) Foreign currencies

The consolidated financial statements are stated in US Dollars which is the Company's functional and presentation currency. Each entity in the group determines its own functional currency and items included in each entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded in the applicable functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary items are recorded in the applicable functional currency using the exchange rate at the date of the transaction. All exchange differences are taken to the income statement.

Translation of financial reports of foreign operations

The Mimosa Investments Limited group financial statements incorporate those of its controlled entities in Zimbabwe, which have been prepared using US Dollars as the functional currency.

The functional currency of subsidiaries in South Africa is considered to be the South African Rand. The functional currency of subsidiaries in Australia is considered to be the Australian Dollar.

The assets and liabilities of these entities are translated to the group presentation currency at rates of exchange ruling at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a foreign entity, cumulative deferred exchange differences are recognised in the income statement as part of the profit or loss on sale.

(f) Property, plant and equipment

All items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment in value. The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and where carrying values exceed their recoverable amount, assets are written down to their recoverable amount.

Property, plant and equipment, excluding land, is depreciated at rates based on the expected useful economic life of each item, using the straight line method. Mine plant is amortised using the lesser of its useful life or the life of the mine based on the straight-line or unit of production method respectively. Buildings and equipment, which includes vehicles and furniture, are depreciated on the straight-line basis at rates, which will reduce their book values to estimated residual values over their expected useful lives. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. The major depreciation rates for all periods presented are:

- Buildings – 3 to 12.5 years
- Furniture and fittings – 3 to 5 years
- Plant and equipment, including assets held under lease – 3 to 13 years

An item of property plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Revenue recognition

Revenue is recognised and measured at fair value to the extent that it is probable that the economic benefits will flow to the Aquarius Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest
Revenue is recognised as the interest accrues on interest bearing cash deposits, using the effective interest method.

Sale of goods
Revenue on sale of goods is recognised when risks and rewards of ownership of the goods have passed to the buyer.

Dividends
Revenue is recognised when the Group's right to receive the payment is established.

(h) Income taxes

Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax
Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax loses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax loses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. Liabilities arising in respect of wages and salaries, annual leave and other benefits expected to be settled within twelve months of the balance date are measured at rates which are expected to be paid when the liability is settled.

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Contributions for pensions and other post employment benefits to defined contribution plans are recognised in the income statement as incurred during the period in which employees render the related service.

(j) Interest bearing loans and borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost using the effective interest method.

(k) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

(l) Trade and other payables

Liabilities for trade and other payables, whether billed or not billed to the group, which are normally settled on 30 – 90 day terms, are carried at amortised cost.

(m) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(n) Cash

Cash and cash equivalents include cash on hand and in banks, and deposits at call which have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(o) Inventories

Inventories comprise consumables, reagents, produce, packaging, chromite, reef ore stockpiled and concentrate awaiting further processing and are valued at the lower of cost and net realisable value. Cost (excluding produce and packaging) is determined on the weighted average method and includes direct mining expenditure and an appropriate proportion of overhead expenditure. The cost of produce and packaging is determined on the first-in-first-out method.

(p) Trade and other receivables

Trade receivables include actual invoiced sales of PGM concentrate as well as sales not yet invoiced for which deliveries have been made and the risks and rewards of ownership have passed. Sale of PGM concentrate is settled in USD based on the average market price of the month ruling up to three months after the month of delivery. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is based on fair value at the date of delivery.

Trade receivables are recognised at original invoice amount less an allowance for any uncollectible amounts.

Other receivables are stated at cost less any allowance for uncollectible amounts. An allowance is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Gross rehabilitation costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate the risk specific to the liability. The unwinding of the discount is recorded as an accretion charge within finance costs.

Rehabilitation costs capitalised to mining assets are amortised over the operating life of each mine using the units of production method based on estimated proven and probable mineral reserves. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

In South Africa, annual contributions are made to an Environmental Rehabilitation Trust Fund, created in accordance with South African Statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.

(r) Share capital

Share capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds

(s) Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Finance leases, which transfer to the group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

(t) Interest in joint ventures

The group's interest in joint ventures is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

(u) Impairment of non financial assets

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated and the book value of the asset is written down to its recoverable amount. The recoverable amount is the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Impairment of non financial assets (continued)

For an asset that does not generate cash inflows and that is largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

(v) Share-based payment transactions

Employees (including senior executives) of the Group receive remuneration in the form of equity based payment transactions, whereby employees render services as consideration for equity instruments ('equity-settled transactions').

The Group currently has a Share Plan and an Option Plan for directors and employees. Loans made under the Share plan are treated as share based compensation under IFRS 2.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial or Black & Scholes pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Shares in the Group acquired on market and held by the Share Plan are included within the equity benefits reserve.

(w) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than dividends, by the weighted average number of ordinary shares, adjusted for any bonus elements.

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Earnings per share (continued)

Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus elements.

(x) Dividends

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

(y) Future accounting standards

Certain International Financial Reporting Standards and IFRIC Interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended on 30 June 2007. The Directors have assessed the impact of the new standards or amended standards and interpretations (to the extent relevant to the Group) as follows:

	Title	Impact on the Group	Operative Date
IAS 1	Capital Disclosures Amendment	IAS 1 requires additional disclosures in relation to capital of the company	1 July 2007
IAS 23 Amendment	Borrowing costs (Revised)	IAS 23 requires borrowing costs to be capitalised if they are directly attributable to a qualifying asset. The Group's existing accounting policy will change.	1 July 2009
IFRS 7	Financial instruments – Disclosures	IFRS 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 July 2007
IFRS 8	Operating segments	IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Groups financial statements. However the new standard may have an impact on the segment disclosures included in the Group's financial report.	1 July 2009
IFRIC 8	Scope of IFRS 2	IFRIC 8 applies to all transactions in which the company cannot specifically identify goods or services received. IFRIC 8 is not expected to have a material impact on the group	1 July 2007

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	Title	Impact on the Group	Operative Date
FRIC 9	Reassessment of embedded derivative	This establishes that the existence of an embedded derivative should be determined at the date an entity first becomes party to the contract, with reassessment only if there is a change to the contract significantly modifies the cash flows. The Group adopts that the adoption this interpretation will have no impact on the group's financial statements	1 July 2007
IFRIC 10	Interim Financial Reporting and impairment	The prohibitions on reversing impairment losses in IFRS 36 and IFRS 39 to take precedence over the more general statement in IFRS 34 is not expected to have any impact on the Group's financial report	1 July 2007
IFRIC 11	IFRS 2 – Group and treasury share transactions	This is consistent with the Group's existing accounting policies for share-based payments so will have no impact.	1 July 2007
IFRIC 12	Service concession arrangement	As the Group currently has no service concession arrangements or public-private-partnerships (PPP), it is expected that this Interpretation will have no impact on its financial report.	1 July 2008
IFRIC 13	Customer Loyalty Programmes	The Group does not have any customer loyalty programmes and as such this is not expected to have any impact on the Group's financial report.	1 July 2008
IFRIC 14	IAS 19 – The Ceiling Availability of Economic Benefits and Minimum Funding Requirements	This interpretation will not have an impact on the Group's financial report.	1 July 2008

6. SEGMENT INFORMATION

(a) Segment products and locations

The primary reporting format is determined to be geographical segments as the Group's risks and returns are predominantly affected by geographical location. The Group's operating companies are organised and managed separately according to their geographical location, with each segment representing the country of incorporation, operation and location of assets.

The Group operates predominantly two geographical segments. Mining and exploration operations take place in South Africa and Zimbabwe, with administration functions in Australia and Bermuda.

The mining and exploration segment explores for and produces platinum group metals including platinum, palladium, rhodium and gold. The other business segment relates to general head office and corporate activities. The Group's geographical segments are based on the location of the Group's assets.

6. SEGMENT INFORMATION

(b) Segment accounting policies

The group generally accounts for inter-segment revenues and transfers as if the transactions were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies.

(c) Geographical segments

30 June 2007	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
External sales	–	572,813	–	117,187	–	690,000
Intersegment revenues	9,302	–	547	–	(9,849)	–
Segment revenue	9,302	572,813	547	117,187	(9,849)	690,000
Segment result	(2,589)	309,273	59	75,359	2,356	384,458
Income tax expense						(90,861)
Profit after tax						293,597
Minority Interest						(106,374)
Net profit						187,223
Segment assets	157,262	638,570	4,498	144,844	–	945,174
Segment liabilities	20,932	283,532	632	7,533	–	312,629
Other segment information:						
Capital expenditure	–	56,286	–	7,276	–	63,562
Amortisation of fair value uplift	–	7,294	–	301	–	7,595
Amortisation and depreciation	–	28,789	20	3,039	–	31,848
Other non-cash expenses	47	(215)	16	(2,156)	–	(2,308)

30 June 2006	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
External sales	–	349,192	–	68,236	–	417,428
Intersegment revenues	12,803	–	504	–	(13,307)	–
Segment revenue	12,803	349,192	504	68,236	(13,307)	417,428
Segment result	(2,942)	160,633	(1,096)	32,704	2,775	192,074
Income tax expense						(51,071)
Profit after tax						141,003
Minority Interest						(55,373)
Net profit						85,630
Segment assets	61,299	541,799	24,731	82,366	–	710,795
Segment liabilities	24,364	282,225	374	9,395	–	316,358
Other segment information:						
Capital expenditure	–	93,950	–	8,846		102,796
Amortisation of fair value uplift	–	6,889	–	273	–	7,162
Amortisation and depreciation	–	18,749	25	2,881	–	21,655
Other non-cash expenses	8	819	(987)	1,073	–	913

6. SEGMENT INFORMATION

(d) Business segments

	Mining and Exploration	Corporate and Investment	Consolidated
30 June 2007			
Segment revenue	690,000	–	690,000
Segment assets	783,414	161,760	945,174
Capital expenditure	63,562	–	63,562
30 June 2006			
Segment revenue	417,428	–	417,428
Segment assets	624,165	86,030	710,195
Capital expenditure	102,796	–	102,796

Zimbabwe

The Company announced on 6 October 2004 that it had been made aware that the Government of Zimbabwe's Ministry of Mines had released proposed draft regulations for the discussion with the industry that include proposed indigenous ownership levels for mines in Zimbabwe. These proposals included 20% indigenous ownership within 2 years, 25% indigenous ownership within 7 years and 30% indigenous ownership within 10 years of the approval of the regulations. Subsequent to 30 June 2007, the Government revised the draft regulations proposing 51% indigenous ownership. The Company as well as the Chamber of Mines in Zimbabwe has made representations to the Government with a view to arriving at mutually acceptable indigenous ownership levels. Currently a Bill is before the Zimbabwean Parliament and no decisions have been reached to date. The Company, subject to funding availability, views the original proposals of 2004 as achievable, but is sceptical of a mutually satisfactory outcome in respect of the current Bill's proposals.

	2007 $'000	2006 $'000
7. REVENUE AND EXPENSES		
Revenue		
Sale of mine products	690,000	417,428
Interest income	19,183	8,256
	709,183	425,684
Other income		
Foreign exchange gain on sales	967	13,228
Other	1,619	885
	2,586	14,113
Cost of sales		
Amortisation and depreciation	31,828	21,655
Cost of production	257,834	199,543
Royalties	3,556	1,841
	293,218	223,039

7. REVENUE AND EXPENSES (CONTINUED)

	2007 $'000	2006 $'000
Administrative costs		
Advertising and promotion	237	207
Audit and accounting	548	274
Consulting fees	2,707	2,432
Directors' fees	617	583
Depreciation of plant and equipment	20	25
Share based payments	100	252
Legal fees	893	656
Printing and stationery	33	26
Rental on operating leases	124	110
Subscriptions and conferences	379	201
Telephone and facsimile	96	87
Travel	901	686
Wages, salaries and employee benefits	1,381	1,935
Other	936	578
	8,972	8,052
Other operating costs		
Foreign exchange (gain)/loss	2,308	(913)
	2,308	(913)
Finance costs		
Interest and borrowing costs	11,511	8,668
Accretion of mine-site rehabilitation liability	3,707	1,715
	15,218	10,383
Staff costs		
Salaries and wages	4,723	7,016
Provisions for employee entitlements	704	546
Superannuation	543	463
Share based payments	100	252
	6,070	8,277
Depreciation and amortisation included in consolidated income statement		
Depreciation	18,906	10,365
Amortisation of fair value uplift on mining assets	7,595	7,162
Amortisation of original cost of mining assets	12,942	11,290
	39,443	28,817

	2007 $'000	2006 $'000
8. INCOME TAX		
Major component of tax expense for the year:		
Current tax	60,573	26,098
Deferred tax	30,288	24,973
Income tax expense before minority interest	90,861	51,071

As a Bermudan corporation, Aquarius has no tax liability under that jurisdiction with respect to income derived. Certain of its foreign derived income is subject to applicable tax in the countries from which such income is derived.

	2007 $'000	2006 $'000
Amounts charged or credited directly to equity:		
Foreign exchange revaluation	221	(5,451)

The group's effective tax rate in 2007 was 23.7% (2006: 26.6%). A reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate at years end is as follows:

	2007 $'000	2006 $'000
Profit from ordinary activities before income tax	384,458	192,074
At the South African income tax rate of 29%	111,493	55,701
Lower Zimbabwe income tax rate of 15%	(10,375)	(2,975)
Lower Mauritius income tax rate of 15%	(218)	(33)
(Profit)/loss of parent company not subject to taxation	1,274	(2,194)
Foreign exchange adjustments	(12,408)	600
Foreign tax credit	364	-
Unrecognised tax losses	(318)	149
Income not assessable	(3,805)	(933)
Capital and incentive allowances	(176)	-
Expenditure not allowable for income tax purposes	1,943	1,140
Withholding tax on dividends and technical fees received	2,503	1,397
Under/(over) provision from prior year	584	(1,781)
At effective income tax rate of 23.7% (2006 26.6%)	90,861	51,071
Current tax liabilities		
Tax payable	4,851	2,209
Deferred tax liabilities		
Capital allowances	83,680	50,636
Fair value uplift on mining assets	20,890	22,909
Mine closure costs	1,119	7,586
Provision for mine site rehabilitation	(3,089)	(9,360)
Prepayments	3	25
Other	775	1,515
Deferred tax liability	103,378	73,311

	2007 $'000	2006 $'000
8. INCOME TAX (CONTINUED)		
Reconciliation of movement in deferred tax liabilities to tax expense		
Balance of deferred tax liabilities at beginning of year	73,311	53,789
Foreign exchange revaluation of deferred tax liabilities	(221)	(5,451)
Deferred tax expense	30,288	24,973
Deferred tax liability	103,378	73,311

At 30 June 2007, the potential benefit of tax losses of a foreign subsidiary amounting to $5.8m (2006: $5.8m) has not been brought to account in these financial statements, as it is not probable that the benefit will flow to that entity.

	2007 $'000	2006 $'000
9. EARNINGS PER SHARE		
a) Basic earnings per share – cents per share Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.	218.51	100.87
b) Diluted earnings per share – cents per share Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of dilutive options).	216.50	99.12
(c) Reconciliations		
Net profit used in calculating basic and diluted earnings per share	187,223	85,630

	Number of shares	Number of shares
Weighted average number of shares used in the calculation of basic earnings per share	85,683,065	84,891,630
Effect of dilutive securities		
Share options	795,177	1,500,319
Adjusted weighted average number of shares used in the calculation of diluted earnings per share	86,478,242	86,391,949

	2007 $'000	2006 $'000
10. DIVIDEND PROPOSED OR DECLARED		
A final dividend of 30 cents (2006: $0.18) per common share was declared for the current year on 8 August 2007. The dividend has not been recognised as a liability in the consolidated financial statements at 30 June 2007.		
Total dividends paid during the 2007 financial year amounted to $25,363,647. This consisted of a final 2006 dividend paid during October 2006 of $15,208,180 ($0.18 per share) and an interim dividend paid during March 2007 of $10,155,466 ($0.12 per share).		
Total dividends paid during the 2006 financial year amounted to $9,177,850. This consisted of a final 2005 dividend paid during October 2005 of $4,145,656 ($0.05 per share) and an interim dividend paid during March 2006 of $5,032,194 ($0.06 per share).		
11. RECEIVABLES – NON CURRENT		
Amount due from joint venture participant for share of mine site closure costs	11,612	6,590
Based on the first and second Notarial Pooling and Sharing agreements (PSA's) with Anglo Platinum, AQP(SA) holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQP(SA). Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQP(SA), where the rehabilitation relates to property owned by RPM. Refer also Note 20 (b).		
12. AVAILABLE FOR SALE INVESTMENTS – NON CURRENT		
Shares in other corporations	414	404
Available for sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.		

13. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant and equipment	Plant and equipment under finance lease	Total
30 June 2007				
Beginning carrying value	9,850	192,257	4,519	206,626
Additions	6,143	3,440	6,238	15,821
Disposals	–	(208)	(28)	(236)
Depreciation	(790)	(14,791)	(3,325)	(18,906)
Transfers from mining assets	3,463	9,589	–	13,052
Net exchange differences differencesiation	5	2,563	188	2,756
Closing carrying value	18,671	192,850	7,592	219,113
At cost	20,213	242,473	11,608	274,294
Accumulated depreciation	(1,542)	(49,623)	(4,016)	(55,181)
Closing carrying value	18,671	192,850	7,592	219,113

	Land and buildings	Plant and equipment	Plant and equipment under finance lease	Total
30 June 2006				
Beginning carrying value	2,861	134,930	28	137,819
Additions	1,872	22,436	5,087	29,395
Disposals	–	–	–	–
Depreciation	(261)	(10,098)	(6)	(10,365)
Transfers from mining assets	5,388	58,088	–	63,476
Net exchange differences differencesiation	(10)	(13,099)	(590)	(13,699)
Closing carrying value	9,850	192,257	4,519	206,626
At cost	10,600	226,479	4,543	241,622
Accumulated depreciation	(750)	(34,222)	(24)	(34,996)
Closing carrying value	9,850	192,257	4,519	206,626

Property, plant and equipment owned by AQP(SA) carried at $172.9m serves as security for an interest bearing loan from Rand Merchant Bank Limited as described further in Note 21.

	2007 $'000	2006 $'000
14. MINING ASSETS		
Comprising deferred exploration and evaluation costs, mine development costs and mineral properties as follows:		
Mining tenements	157,412	157,104
Accumulated amortisation	(47,960)	(39,556)
	109,452	117,548
Development costs	223,913	153,439
Accumulated amortisation	(33,693)	(23,386)
	190,220	130,053
	299,672	247,601
Reconciliation of mining assets:		
Opening balance	247,601	271,050
Additions/expenditure incurred during the year	47,741	73,401
Provision for rehabilitation provision increment	34,228	8,222
Amortisation and depreciation charges	(20,537)	(18,452)
Transfers (to)/from property, plant & equipment	(13,052)	(63,476)
Net exchange differences	3,691	(23,144)
Closing balance	299,672	247,601

In accordance with the Group's policy on mining assets, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2007. The value of the mineral exploration tenements is carried forward as an asset provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or

- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage, which permits a reasonable assessment of the existence, or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

AQP(SA) has established Environmental Rehabilitation Trusts into which the Company makes annual contributions in order to provide for its obligations in respect of environmental rehabilitation. Refer Note 22. AQP(SA) also contributes to the Rustenburg Platinum Mines Rehabilitation Trust in order to provide for the obligations in respect of environmental rehabilitation for part of the jointly controlled operation's obligation incurred in the Notarial Pooling and Sharing Agreements.

15. INTEREST IN JOINT VENTURES

The group has the following interest in joint ventures:

- a 50% interest in two joint ventures each referred to as the "Notarial Pooling & Sharing Agreements". The principal activities of the joint ventures is to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo Platinum through its subsidiary, Rustenburg Platinum Mines Ltd.

- a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine and a 50% interest in a joint venture known as the "Chrome Tailings Retreatment Project".

The group's share of the assets, liabilities, revenue and expenses of the joint ventures which are included in the consolidated financial statements, are as follows:

	2007 $'000	2006 $'000
Current assets	238,509	138,836
Non current assets	148,902	110,733
	387,411	249,569
Current liabilities	(32,345)	(23,154)
Non current liabilities	(1,462)	(2,416)
	353,604	223,999
Revenue	485,749	322,673
Cost of sales	(186,436)	(149,419)
Administration and other expenses	(2,437)	1,643
Interest received	5,579	2,801
Interest expense	(740)	(1,090)
Profit before income tax	301,715	176,608
Income tax expense	(3,018)	(5,324)
Net profit before minority interests	298,697	171,284

16. CASH

	2007 $'000	2006 $'000
Cash at bank	216,069	134,351
Short term deposits	71,594	28,074
	287,663	162,425

The interest rate earned from cash at bank and short-term deposits ranged from 4.5% to 6.5% per annum. Short term deposits have maturity dates of three months or less.

	2007 $'000	2006 $'000
17. TRADE AND OTHER RECEIVABLES		
Trade receivables	98,617	64,430
Other receivables	1,956	2,292
	100,573	66,722

Trade receivables have been reduced by an amount of:

- $82.375m (2006: $65.786m) relating to the pre-financing by Implats of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. It is repayable in 3 instalments during July, August and September 2007.
- $38.518m (2006: $26.741m) relating to the pre-financing by Rustenburg Platinum Mines Limited of delivered PGM concentrates. This amount is subject to interest at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 2.75%. It is repayable in 3 instalments during July, August and September 2007.

Included in trade receivables is an amount of $26.550m relating to the sale of concentrate by Mimosa. Following a decree by the Zimbabwean Government, Mimosa is required to repatriate 40% of US dollar sales into Zimbabwean dollars. The Company anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to revaluation as required.

	2007 $'000	2006 $'000
18. AVAILABLE FOR SALE INVESTMENTS – CURRENT		
Shares quoted on prescribed stock exchange	4	4
	4	4

Available for sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.

	2007 $'000	2006 $'000
19. INVENTORIES		
Ore stockpiled at cost	7,059	4,099
PGM concentrates at cost	2,115	2,293
Consumables at cost	16,949	13,431
	26,123	19,823

Inventories to the value of $13.39m (2006: 8.01m) serve as security for the loan from Rand Merchant Bank Limited. Refer Note 21(a).

	2007 $'000	2006 $'000
20. PAYABLES (NON-CURRENT)		
Loans – other corporations (unsecured) (a)	52,007	128,843
Amount due to joint venture participant in respect of mine closure costs (b)	2,221	1,261
	54,228	130,104

(a) Loans – other corporations refers to non-interest bearing shareholder loans payable by AQP(SA) totalling ZAR 368,000,000 (2006: ZAR 936,702,193). The loans are denominated and repayable in ZAR and have no fixed terms of repayment. These loans rank pari passu with the other shareholder loans and are subordinate to the Rand Merchant Bank Limited loan referred to at Note 21(a).

(b) Based on the first and second Notarial Pooling and Sharing agreements (PSA) with Anglo Platinum, AQP(SA) holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQP(SA). Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQP(SA), where the rehabilitation relates to property owned by RPM. Refer also Note 11.

	2007 $'000	2006 $'000
21. INTEREST-BEARING LOANS AND BORROWINGS (NON-CURRENT)		
ZAR loan facility (a)	6,893	6,709
USD loan facility (a)	19,976	19,515
Loan – other corporation (unsecured)	–	13,755
Other secured loans (b)	343	346
Finance lease liabilities	4,060	5,047
	31,272	45,372
Total facility available:		
Rand Merchant Bank loan facility	63,595	61,897
	63,595	61,897
Unused facility available:		
Rand Merchant Bank loan facility	36,726	35,673
	36,726	35,673

	2007 $'000	2006 $'000

21. INTEREST-BEARING LOANS AND BORROWINGS (NON-CURRENT) (CONTINUED)

(a) The loans from Rand Merchant Bank Limited bear interest and are secured as follows:

- Interest is incurred at 190 basis points over Johannesburg Interbank Acceptance Rate (JIBAR) and London Inter-Bank Offered Rate (LIBOR) for the Rand and US Dollar tranches respectively. Interest is paid on a quarterly basis.
- The loan is secured by a first ranking fixed and floating charge over all assets of the company. AQP has also provided a guarantee limited to its shareholding in AQP(SA) as security.
- The loan from Rand Merchant Bank Limited is a revolving credit facility comprising a ZAR450 million loan facility, a R200 million standby facility, and a R50 million guarantee facility. The facility can be reapportioned semi—annually between Rand and US dollars subject to at least 25% of the facility being denominated in ZAR. The total available facility reduces equally over twelve instalments bi-annually commencing 30 June 2006. Loan repayments are only required to the extent that the amount drawn exceeds the available facility.

(b) Other secured loan of ZAR2,337,999 (2006: 2,450,203) is payable to the Land and Agricultural Bank of South Africa by a subsidiary, TKO Investment Holdings Ltd. The loan bears interest at 11.5% and is repayable in annual instalments of ZAR398,7467 on 15 June each year. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR2,337,999 within the TKO group and cross guarantees between all the companies in the TKO group.

(d) Finance lease obligations are capitalised at an effective interest rate of LIBOR plus 2% with a lease term of between 12 and 48 months.

The interest-bearing and interest free loans (referred to at Note 20(a)) rank pari passu with the other shareholder loans and are subordinate to the Rand Merchant Bank Limited loan

22. PROVISIONS (NON-CURRENT)

	2007 $'000	2006 $'000
Provision for mine site rehabilitation	68,949	32,057
Employee entitlements	77	51
	69,026	32,108
Movement in provision:		
Balance at beginning of the year	32,108	24,526
Additional provision for employee entitlements	26	52
Additional mine site closure costs provided	35,949	9,499
Payments for minesite closure cost	(3,612)	(1,821)
Interest adjustment due to accretion in mine-site rehabilitation liability	3,707	1,715
Net exchange differences	848	(1,863)
Balance at end of year	69,026	32,108

The mines for which the provision has been raised are expected to have remaining mine lives in the range of 13 to beyond 30 years.

	2007 $'000	2006 $'000

22. PROVISIONS (NON-CURRENT) (CONTINUED)

Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

23. TRADE AND OTHER PAYABLES (CURRENT)

	2007 $'000	2006 $'000
Trade payables	43,747	31,722
Amounts owing to former shareholders	9	9
Other payables – other corporations	959	1,121
	44,715	32,852

Trade and other payables are predominantly denominated and repayable in ZAR and USD and located in South Africa and Zimbabwe.

24. INTEREST-BEARING LOANS AND BORROWINGS (CURRENT)

	2007 $'000	2006 $'000
Lease liabilities	4,049	29
Loans – other corporations (unsecured) (a)	534	–
	4,583	29

(a) Loans – other corporations refers to an amount payable during July 2007 to the African Banking Corporation of Botswana. The rate of interest on the loan is 10.82%.

25. PROVISIONS (CURRENT)

	2007 $'000	2006 $'000
Provision for employee entitlements	576	373
Movement in provision:		
Balance at beginning of the year	373	330
Additional provision	195	64
Net exchange differences	8	(21)
Balance at end of year	576	373

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

	2007 $'000	2006 $'000
26. ISSUED CAPITAL		
a) **Authorised capital**		
530,000,000 (2006: 530,000,000) common shares with a par value of $0.15 each	79,500	79,500
5 (2006: 5) "A" class shares with a par value of $2,400 each	12	12
50,000,000 (2006: 50,000,000) preference shares with a par value of $0.15 each	7,500	7,500
	87,012	87,012
b) **Issued capital**		
85,485,101 (2006: 84,348,225) common shares of $0.15 each fully paid	12,823	12,652
Movement in issued capital:		
Balance at beginning of year (84,348,225 common shares)	12,652	12,413
Issued on exercise of share options 1,136,876 (2006: 1,594,333 common shares)	171	239
Balance at end of year (85,485,101 common shares)	12,823	12,652

Terms and conditions of issued capital
Common shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Preference shares, when issued, have rights and restrictions attaching to them as determined by the Board, in accordance with the Bye-Laws of the Company.

Options
For information regarding the Company's Option Plans, refer Note 32.

Black Economic Empowerment (BEE) Transaction
South Africa
The BEE transaction announced to shareholders on 26th July 2004 and approved by shareholders in Special General Meeting on 11th October 2004 was formally executed with the receipt of ZAR860 million in cash by the Aquarius Group on the 29th October 2004.

The transaction has two key components, the first of which is complete.

The first step saw the BEE consortium, led by Savannah Resources (Pty) Limited (Savcon), subscribe for a 29.5% shareholding in the enlarged share capital of AQP(SA) as follows:

- Savcon were issued with 400 shares in AQP(SA) for cash of $38,192,616 (ZAR234,544,678) and shareholder loans of $97,439,401 (R598,385,104). The terms and conditions of the loans are as follows:

  I. a loan of ZAR498,385,104 that is unsecured, subordinated to AQP(SA)'s third party debt, is interest free, has no fixed terms of repayment and ranks pari passu with the other shareholder loans; and

  II. a loan of ZAR100,000,000 that is unsecured, subordinated to AQP(SA)'s third party debt, bears interest at a rate of 12.745% per annum, has no fixed terms of repayment and ranks pari passu with the other shareholder loans.

- Aquarius also agreed to sell 13 AQP(SA) shares to Savcon for $4,445,028 (ZAR27,070,218).

	2007 $'000	2006 $'000

26. ISSUED CAPITAL (CONTINUED)

Concurrently Impala Platinum Holdings Limited (Implats) acquired an additional holding in AQP(SA) from Aquarius to increase their shareholding to 20% in AQP(SA) following the dilution resulting from the issue of the new shares in AQP(SA) to the BEE consortium. Aquarius agreed to sell 30 AQP(SA) shares to Implats for $11,471,938 (ZAR71,500,000). This was settled by the cession of ZAR71,500,000 of interest bearing loan account to Aquarius.

On 26 April 2007 the Company announced the acquisition of a 3.5% equity interest in AQP(SA) from Savcon for a cash consideration of ZAR342.5 million following the receipt of a Section 11(1) Consent from the South African Department of Minerals and Energy. As a result of the transaction Aquarius increased its ownership interest AQP(SA) from 50.5% to 54%. The difference between the consideration of $33.148m and the book value of the interest acquired has been treated as an equity transaction. Refer Note 27d.

Currently, the shareholdings in AQP(SA) are as follows:

- 54% interest by Aquarius;
- 26% by the Savcon; and
- 20% held by Implats.

The second step of the transaction will in time and subject to the conditions detailed in the notice of meeting to shareholders dated 17th September 2004, see Savcon sell its 26% holding in AQP(SA) along with cession of all of their claims in respect of the above loans in exchange for 21,680,952 new Aquarius shares.

Following this exchange, Aquarius will hold 80% of AQP(SA) and Savcon constituent members will hold approximately 23% of the enlarged share capital of Aquarius.

If the final component of the transaction were not to proceed, the ownership structure of AQP(SA) as detailed above would remain unchanged.

27. RESERVES

	2007 $'000	2006 $'000
Share premium reserve	149,423	143,621
Foreign exchange reserve	(988)	(6,476)
Equity benefits reserve	351	(56)
Equity reserve	(22,584)	10,564
	126,202	147,653

Movement in reserves:

a) Share premium reserve

	2007 $'000	2006 $'000
Balance at beginning of year	143,621	136,669
Premium on common shares issued on exercise of share options	5,802	6,952
Balance at end of year	149,423	143,621

The share premium reserve is used to record the premium arising on the issue of shares calculated as the difference between the issue price and the par value of $0.15 per share.

	2007 $'000	2006 $'000
27. RESERVES (CONTINUED)		
b) Foreign currency translation reserve		
Balance at beginning of year	(6,476)	7,469
Gain/(loss) on translation of foreign subsidiaries	5,488	(13,945)
Balance at end of year	(988)	(6,476)
The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of foreign operations		
c) Equity benefits reserve		
Balance at beginning of year	(56)	(2,928)
Value of equity benefits granted to employees	100	252
Repayment of employee share plan loans	307	2,620
Balance at end of year	351	(56)
The equity benefits reserve is used to record the value of equity benefits granted to employees and the value of shares reserved under the share plan.		
d) Equity reserve		
Balance at beginning of year	10,564	10,564
Premium paid on acquisition of additional 3.5% equity interest in AQP(SA)	(33,148)	-
Balance at end of year	(22,584)	10,564
The equity reserve is used to record gains and losses associated with transactions with minority shareholders where the Group maintains control of the subsidiary.		
28. RETAINED EARNINGS		
Balance at beginning of the year	155,254	78,801
Final dividend paid	(15,208)	(4,146)
Interim dividend paid	(10,156)	(5,031)
Net profit for the year	187,223	85,630
Balance at end of year	317,113	155,254
29. MINORITY INTEREST		
Reconciliation of outside equity interests in subsidiaries:		
Balance at beginning of the year	78,278	32,573
Share in post acquisition equity movements of AQP(SA)	98,129	45,705
Balance at end of year	176,407	78,278
Minority interest comprises:		
Issued capital		-
Reserves	11,383	8,302
Retained earnings	165,024	69,976
	176,407	78,278

Minority interest relates to a 46.0% (2006: 49.5%) interest in Aquarius Platinum (South Africa) Pty Limited and its subsidiaries.

	2007 $'000	2006 $'000

30. CONTINGENT LIABILITIES

The mining contract dispute between the company and Moolman Mining South Africa ("MMSA") that originally arose over the interpretation of the contract price adjustment formula in the contract known as the "rise and fall" which determined mining costs, has not been settled. AQP(SA) resiled from the mining contract in December 2005 on the basis of misrepresentation by MMSA. MMSA submitted a total claim on the termination of the contract of ZAR472m ($66.70 million) including an amount in respect of the "rise and fall" after AQP(SA) issued summons against MMSA for ZAR964m ($136.2 million) for damages emanating from misrepresentation.

The company has served a plea to MMSA's counter claim. APQSA does not believe that there are any amounts owing to MMSA as the company has been advised by its legal representatives that the misrepresentation by MMSA results in no amounts whatsoever being payable by the company to MMSA. Accordingly, counsel has advised the Group that it is not probable that the action by MMSA will succeed and therefore no provision for liability has been provided for in the financial statements.

31. EXPENDITURE COMMITMENTS

	2007 $'000	2006 $'000
a) Operating lease (non cancellable)		
Not later than 1 year	68	68
Later than 1 year but not later than 5 years	119	137
	187	205
b) Finance lease commitments		
Not later than 1 year	4,366	2,450
Later than 1 year but not later than 5 years	4,131	2,955
Total minimum, lease payments	8,497	5,405
less future finance charges	(388)	(329)
Present value of minimum lease payments	8,109	5,076
Disclosed in the consolidated accounts as:		
Current interest bearing liability (Note 24)	4,049	29
Non-current interest bearing liability (Note 21)	4,060	5,047
	8,109	5,076
c) Capital expenditure (non cancellable)	101,071	70,364

These commitments represent contractual commitments relating to development activities at the Everest, Marikana and Kroondal projects and include AQP(SA)'s share of capital expenditure associated with the capital development of those mines.

32. SHARE-BASED PAYMENT PLANS

Directors' and Employees' Share and Option Plans

Aquarius has a Share Plan and an Option Plan ("Plans") for directors and employees. The Remuneration Committee administers the Company's Plans, which were established pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3 December 2001. Participation in the Plans will be at the discretion of the remuneration committee, having regard to:

a) the seniority of the participant and the position the participant occupies with the company or subsidiary;
b) the length of service of the participant with the company or subsidiary;
c) the record of employment of the participant with the company or subsidiary;
d) the potential contribution of the participant to the growth and profitability of the company or subsidiary; and
e) any other matters which the committee considers relevant.

Option Plan

Options granted under the Option Plan may not be transferred without written approval from the Board of Directors. Each option entitles the holder to one fully paid common share, which ranks equally in all respects with other shares on issue. The option exercise price approximates the fair value of the shares at the date of offer, being the average of the last sold prices on the LSE in the five dealing days prior to the offer date. No person entitled to exercise options has any right by virtue of the option to participate in any share issue of the company or any related body corporate. Information with respect to the number of options granted under the Option Plan is as follows:

	Number of Options				
Options	Balance at beginning of year	Granted	Forfeited	Exercised	Balance at end of year
Exercise price of £2.50, granted 24 October 2001, expiring 24 October 2011 (a) (i)	99,000	–	–	99,000 (iv)	–
Exercise price of £3.32, granted 21 November 2003, expiring 21 November 2013 (a) (i)	301,667	–	13,334	194,999 (v)	93,334
Exercise price of £2.54, granted 11 June 2004, expiring 11 June 2011 (a) (ii)	1,093,967	–	27,207	578,280 (vi)	488,480
Exercise price of £2.54, granted 11 October 2004, expiring 11 October 2011 (a) (iii)	209,865	–	–	69,955 (vii)	139,910
Exercise price of £2.92, granted 20 October 2004, expiring 20 October 2011 (a) (iii)	479,605	–	67,036	194,642 (viii)	217,927
Exercise price of £3.32, granted 2 August 2005, expiring 2 August 2012 (b) (ii) (ix)	78,965	–	–	–	78,965
Exercise price of £7.01, granted 26 May 2006, expiring 26 May 2013 (b) (ii) (x)	80,036	–	–	–	80,036
Total	2,343,105	–	107,577	1,136,876	1,098,652
Options exercisable	300,111				97,848

32. SHARE-BASED PAYMENT PLANS (CONTINUED)

(a) Options vested on grant date

(b) Options vested in accordance with Note (ii) below.

(i) Options granted under the Option Plan are exercisable on the following terms:
  a) After 12 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;
  b) After 24 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and
  c) After 36 months have lapsed from the acceptance date, in respect of the balance of those options.

(ii) Options granted under the Option Plan are exercisable on the following terms:
  a) After 36 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;
  b) After 48 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and
  c) After 60 months have lapsed from the acceptance date, in respect of the balance of those options.

(iii) Options granted under the Option Plan are exercisable on the following terms:
  a) After 30 months have lapsed from the date of grant, in respect of not more than one-third of the total number of those options;
  b) After 42 months have lapsed from the date of grant, in respect of not more than two-thirds of the total number of those options; and
  c) After 54 months have lapsed from the date of grant, in respect of the balance of those options.

(iv) The weighted average share price at the date of exercise for the options exercised is £12.89

(v) The weighted average share price at the date of exercise for the options exercised is £9.32

(vi) The weighted average share price at the date of exercise for the options exercised is £15.37

(vii) The weighted average share price at the date of exercise for the options exercised is £15.30

(viii) The weighted average share price at the date of exercise for the options exercised is £15.36

(ix) Options granted during the 2006 financial year have been valued at £1.09 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £3.32, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.33% and the time to maturity of the option – 7 years

(x) Options granted during the 2006 financial year have been valued at £3.67 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £7.01, dividend yield – 0.91%, expected volatility of share price – 42%, risk free rate – 4.65% and the time to maturity of the option – 7 years.

The weighted average remaining contractual life for Options outstanding at the end of the financial year is 4.5 years (2006: 5.5 years).

Share Plan

Shares issued under the Share Plan may not be transferred without written approval from the Board of Directors. The shares are unlisted and the company retains control of the shares until they are exercised.

Shares are issued at fair value, which is determined as the average of the last sold prices on the LSE in the five dealing days prior to the offer date. The shares issued are common shares, which carry one vote per share without restriction and an entitlement to dividends. The purchase of shares is funded by an interest-free loan, which is repayable on or before five years after the shares have been issued. The amount repayable is the lesser of the issue price of the shares and the last sale price of the shares at the repayment date.

Dividends payable on shares issued under the Share Plan are offset against the value of any loans receivable. The plan is accounted for as an option award.

32. SHARE-BASED PAYMENT PLANS (CONTINUED)

Information with respect to the number of shares granted under the employee Share Plan is as follows:

Shares	2007 Number of shares	2007 Weighted average exercise price	2006 Number of shares	2006 Weighted average exercise price
Balance at beginning of year	50,000	£3.43	630,000	£2.64
– granted	–	–	–	–
– forfeited	–	–	–	–
– exercised *	(50,000)	£3.43	(580,000)	£2.58
Balance at end of year	–	–	50,000	£3.43
Exercisable at beginning of year	50,000	£3.43	630,000	£2.65
Exercisable at end of year	–	–	50,000	£3.43

* The weighted average share price at exercise date was £9.75 (2006: £6.61).

Further information on the terms and conditions of the Share and Option Plans are available on request.

Pensions and other post employment benefit plans

Employer entities within the Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. Contributions made by the Group ranged from 8% to 20% of the employees' base salary.

	2007 $'000	2006 $'000
33. RELATED PARTY DISCLOSURES		
Compensation of Directors and key management personnel of the group:		
Compensation of Directors:		
Short term benefits	1,827	1,933
Post employment pension benefits	33	34
	1,860	2,017
Compensation of key executives:		
Short term benefits	931	1,356
Post employment pension benefits	190	164
Share based payments	100	–
	1,221	1,520
Total remuneration of Directors and executives of the Company in respect of the financial year	3,081	3,537

Mr S.A. Murray is entitled to:

- 139,910 options exercisable at £2.54 per share expiring 11 October 2011. The options vest in three even tranches on 11 June 2007, 11 June 2008 and 11 June 2009. These have been valued at £1.17 using a Black & Scholes option-pricing model, which utilised the following variables: option exercise price – £2.54, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.81% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 3.3 years. During the year 69,955 options were exercised, total consideration received by the Group was £177,685.

33. RELATED PARTY DISCLOSURES (CONTINUED)

The top five executives are entitled to:

- 145,879 options exercisable at £2.54 per share up to 11 June 2011. The options vest evenly 11 June 2007, 11 June 2008 and 11 June 2009. These have been valued at £1.17 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £2.54, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.81% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 4.0 years.

- 50,098 options exercisable at £2.92 per share up to 20 October 2011. The options vest evenly on 20 October 2007, 20 October 2008 and 20 October 2009. These have been valued at £1.43 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £2.50, dividend yield – 1.1%, expected volatility of share price – 61%, risk free rate – 4.73% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 4.3 years.

- 80,036 options exercisable at £7.01 per share up to 26 May 2013. The options vest evenly on 26 May 2009, 26 May 2010 and 26 May 2011. These have been valued at £2.54 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £7.01, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.3% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 5.9 years.

Related parties

a) Subsidiary companies

Details of subsidiary companies are as follows:

Name	Country of incorporation	% Equity Interest 2007	2006
Aquarius Platinum (Australia) Limited	Australia	100	100
Aquarius Platinum Corporate Services Pty Ltd	Australia	100	100
Aquarius Platinum (South Africa) (Pty) Ltd	South Africa	54	50.5
Kroondal Platinum Mines Limited	South Africa	100	100
Malfeb (Pty) Ltd	South Africa	100	100
Magaliesburg Properties (Pty) Limited	South Africa	54	50.5
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	South Africa	100	100
TKO Investment Holdings Ltd	South Africa	54	50.5
TKO Farming Enterprises (Pty) Limited	South Africa	54	50.5
TKO Properties (Pty) Limited	South Africa	54	50.5
Natal Kiwi Orchards (Pty) Limited	South Africa	54	50.5
SA Kiwifruit Industries (Pty) Limited	South Africa	54	50.5
b) Jointly controlled entities			
Details of jointly controlled entities are as follows:			
Mimosa Investments Limited	Mauritius	50	50
Mimosa Holdings (Private) Limited	Zimbabwe	50	50
Mimosa Mining Company (Private) Limited	Zimbabwe	50	50

c) Transactions within the Group

During the financial year, unsecured loan advances were made by subsidiaries within the Group and between subsidiaries and the parent entity. Certain such loans carried a discounted rate of interest. Intra-entity loan balances have been eliminated in the financial statements of the Group.

d) Other related party transactions

AQP(SA) has a related party relationship with Impala Platinum Holdings Limited and Impala Refining Services Limited. Impala Platinum Holdings Limited is a 20% shareholder in AQP(SA). During the year Impala Refining Services Limited, a subsidiary of Impala Platinum Holdings Limited purchased concentrate from AQP(SA) amounting to ZAR 2,765,369,462 (2006: ZAR 1,510,514,389). Amounts owing at year-end are disclosed at Note 17.

34. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Exposure to foreign currency, interest rate, commodity price and credit risk arises in the normal course of the group's business. No derivative financial instruments are used to reduce the exposure to fluctuations in foreign exchange rates, interest rates and movements in the metal prices.

The carrying amount of recognised financial instruments approximates their net fair value.

Interest rate risk
The group's exposure to changes in interest rates relates primarily to cash holdings and long-term debt obligations with loans that are subject to floating interest rates. This includes exposure to interest rate cash flow risk as a change in the interest rate will not result in a corresponding change in the borrowings fair value.

Foreign currency risk
The group is exposed to foreign exchange movements on its net investment in foreign subsidiaries and on assets and liabilities held in foreign currencies. As a result, movements in exchange rates can affect the group's balance sheet significantly.

The group also has transactional foreign exchange exposures. Sale of PGM concentrate by AQP(SA) and Mimosa is priced in USD based on the average market price of the month ruling three months after the month of delivery.

Following a decree by the Zimbabwean Government, Mimosa is required to repatriate 40% of US dollar sales into Zimbabwean dollars. The Company anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to revaluation as required.

Credit risk
Credit risk arising from the inability of a counterparty to meet its obligations under the terms of a contract with the group relates mainly to trade receivables which are settled three months after the month of delivery. The group's maximum exposure to credit risk in the event the counterparty fails to perform its obligations as at 30 June 2007 is the carrying amount of trade receivables in the balance sheet. The group believes that such risk, however, is minimal in view of the credit worthiness of the counterparty.

The group's maximum exposure to credit risk at 30 June 2007 in relation to each class of recognised financial assets is the carrying amount of these assets as indicated in the balance sheet.

Liquidity risk
At year end, twenty eight percent of all of the long and short-term borrowings were due to mature within five years. Short-term flexibility is achieved by re-negotiating the repayment terms of existing borrowings and by having loans which are interest free with no fixed terms of repayment and which make up more than seventy percent of the outstanding borrowings balance.

Commodity price risk
The group is exposed to price risk as a result of changes in the market price of metals.

Fair Value
Except for the shareholder loans which are interest free with no fixed terms of repayment the fair value of the financial assets and financial liabilities approximates their carrying amount at balance sheet date.

35. EVENTS AFTER BALANCE SHEET DATE

The directors declared a dividend of $0.30 per share on 8 August 2007. There have been no other events after balance date.

	2007 $'000	2006 $'000
36. AUDITOR'S REMUNERATION		
Amounts received or due and receivable by Ernst & Young for:		
– an audit or review of the financial report of the company and any other entity in the consolidated group	403	206
– other services in relation to the company and any other entity in the consolidated group	145	68
	548	274

Additional shareholder information

The following information was reflected in the Company's registers and other records as at 6 September 2007.

Distribution of shareholders

	Ordinary Shares Number of Holders
1 - 1,000	3,323
1,001 - 5,000	565
5,001 - 10,000	116
10,001 - 100,000	221
100,001 - and over	123
Total	4,348

There were 55 holders of ordinary shares holding less than a marketable parcel.

SUBSTANTIAL SHAREHOLDERS

The following shareholders have a substantial shareholding in the Company:

Shareholder	Number of shares Fully paid shares	%
Impala Platinum Holdings Ltd	7,127,276	8.33
Nutraco Nominees Limited	5,663,940	6.62

Voting rights

Only the shares carry voting rights, which upon a poll are one vote for each share held.

Twenty largest holders of fully paid shares

	Shareholder	Number of shares	%
1	Impala Platinum Holdings Ltd.	7,127,276	8.33
2	Nutraco Nominees Limited	5,663,940	6.62
3	State Street Nominees Limited (4545)	3,717,648	4.35
4	HSBC Global Custody Nominee (UK) Limited (357206)	2,435,573	2.85
5	The Bank of New York (Nominees) Limited	2,377,032	2.78
6	Vidacos Nominees Limited (5437)	2,307,349	2.70
7	ANZ Nominees Limited (Cash Income A/C)	2,009,112	2.35
8	Cooperatieve Centrale Raiffeisen-Boerenleenbank BA (RABO1)	1,880,653	2.20
9	Nortrust Nominees Limited (FIDLEND)	1,830,000	2.15
10	HSBC Custody Nominees (Australia) Limited	1,672,417	1.96
11	Vidacos Nominees Limited (FGN)	1,417,639	1.66
12	Chase Nominees Limited	1,403,961	1.64
13	State Street Nominees Limited (SSO1)	1,371,753	1.60
14	National Nominees Limited	1,215,457	1.42
15	State Street Nominees Limited (OMO1)	1,202,524	1.41
16	Chase Nominees Limited (USRESLD)	1,157,110	1.35
17	Prudential Client HSBC GIS Nominee (UK) Limited (PAC)	1,154,500	1.35
18	State Street Nominees Limited (OMO2)	1,137,939	1.33
19	JP Morgan Nominees Australia Limited	1,114,866	1.30
20	Vidacos Nominees Limited (SLO32)	1,107,847	1.30
Top 20 shareholders		43,313,596	50.65
Other shareholders		42,197,826	49.35
Total		85,511,422	100.00

Additional shareholder information

INCORPORATION AND GENERAL INFORMATION

The Company was incorporated in Bermuda as an exempted company and is subject to Bermudian law.

In Australia, the Company is registered as a foreign company under the Australian Corporations Act (registration no. ARBN 087 577 893). It is not subject to Chapter 6 of the Australian Corporations Act dealing with the acquisition of shares (including substantial shareholdings and takeovers). However, the Company has inserted into its bye-laws some restrictions on the ability to acquire shares in the Company. These sections of the bye-laws reflect the restrictions on acquisitions of shares contained in Parts 6.1 and 6.2 of the Australian Corporations Act. The Company has undertaken to comply with the Listing Rules of the ASX.

Bermuda law does not impose any limitation on the acquisition of securities in the Company.

CORPORATE INFORMATION

The consolidated financial statements for Aquarius for the year ended 30 June 2007 were authorised for issue in accordance with a resolution of the directors on 24 September 2007. Aquarius is a limited company incorporated and registered as an "exempted company" in Bermuda. As an "exempted company", Aquarius is authorised to carry on business outside Bermuda but may not (except in certain circumstances) carry on business within Bermuda.

The consolidated financial statements have been presented using United States Dollars as the reporting and measurement currency. The USD is traded at par with the Bermuda Dollar and accepted as the currency of Bermuda's main industries.

The registered office of Aquarius is located at Clarendon House, 2 Church Street, Hamilton, Bermuda.

During the year, the principal activities of the Aquarius Group, which comprises Aquarius and its consolidated subsidiaries, were exploration, development and acquisition of PGM projects, and mining of PGM.

The Group predominantly operates in two countries and employed 56 employees as at 30 June 2007 (2006: 55).

Glossary of terms

The following definitions apply throughout the annual financial statements:

Aquarius	Aquarius Platinum Limited, the parent entity, a company incorporated in Bermuda with registration number EC 26290.
AQP(SA)	Aquarius Platinum (South Africa) (Proprietary) Limited (registration number 2000/000341/07), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
AQS	Aquarius Platinum (Australia) Limited (A.B.N. 007 870 699), a company incorporated in Australia and a wholly owned subsidiary of Aquarius
ASX	Australian Stock Exchange
AUD	Australian Dollar
GBP	Great British Pound
Implats	Impala Platinum Holdings Limited (registration number 1957/001979/06), a company incorporated in the Republic of South Africa
JSE	JSE Limited
KPM	Kroondal Platinum Mines Limited (registration number 77/02213/06), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
MIL	Mimosa Investments Limited (registration number 26645/6593), a company incorporated in the Republic of Mauritius and a jointly controlled entity of Aquarius and Implats (formerly known as ZCE Platinum Limited)
Mimosa	Mimosa Mining Company (Private) Limited, a company incorporated in Zimbabwe
LSE	London Stock Exchange
PGM	Platinum group metals comprising mainly platinum, palladium, rhodium and gold
P&SA1	Pooling & Sharing Agreement between AQP(SA) and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQP(SA) and RPM Ltd on Marikana
TKO	TKO Investment Holdings Limited, a company incorporated in the Republic of South Africa and a controlled entity of AQP(SA)
USD	United States Dollar
ZAR	South African Rand
ZWD	Zimbabwe Dollar

Corporate directory

EXEMPT COMPANY NUMBER

EC 26290
(Incorporated in Bermuda)

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton
Bermuda

BOARD OF DIRECTORS

Nicholas Sibley
Stuart Murray
Sir William Purves
David Dix
Edward Haslam
Tim Freshwater
Kofi Morna
Zwelakhe Mankazana
(Alternate Director for Kofi Morna)

COMPANY SECRETARY

Willi Boehm

STOCK EXCHANGE LISTINGS

Aquarius Platinum Limited is listed on the Australian Stock Exchange (AQP.AX), the London Stock Exchange (AQP.L), and the JSE Limited (AQP.ZA).

SHARE REGISTERS

Australia
Computershare Investor Services
Pty Limited
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia 6000

Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

United Kingdom
Computershare Investor Services Plc
The Pavilions
Bridgewater Road
Bedminster Down
Bristol BS99 7NH

Telephone: +44 870 702 0002
Facsimile: +44 870 703 6119

South Africa
Computershare Investor Services 2004 (Pty) Limited
8th Floor
70 Marshall Street
Johannesburg, 2001
South Africa

Telephone: +27 11 370 5000
Facsimile: +27 11 688 7707

Internet Address
www.aquariusplatinum.com
info@aquariusplatinum.com

ASX, LSE & JSE



Thursday 27th December 2007

Resumption of Mining Operations at Marikana Platinum Mine

Aquarius Platinum Limited wishes to advise that production has resumed at the Marikana Platinum Mine following the unprotected industrial action by employees of the underground contractor Murray & Roberts Cementation (MRC).

On Friday, 21 December 2007, MRC reported that employees had signed on at Marikana Mine and that production commenced with the morning shift.

As a result of the temporary shutdown, production losses are estimated to be 3,000 PGM (4E) ounces (Attributable to Aquarius 1,500 PGM ounces). It is not expected that these ounces will be made up during the quarter.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

19 December 2007

Unprotected Strike at Marikana Mine Operations

Aquarius Platinum advises that on 16 December 2007, employees of Murray & Roberts Cementation (MRC), the underground contractor at the Marikana Mine, embarked on an unprotected industrial action. The reason behind the unprotected industrial action is related to bonus payments.

Following discussions with the National Union of Mineworkers, and notice to return to work, all 1,300 MRC employees at the Marikana Mine underground operations were dismissed by the contractor for participating in an unprotected industrial action and failing to present themselves for the afternoon shift. The Marikana opencast and Kroondal operations have not been affected.

Aquarius Platinum South Africa (Pty) (Ltd) has requested the parties to reach an agreement within the ambit of the legislative framework and expedite a return to work as soon as possible. As a result of the unprotected strike, production losses are estimated to be 500 PGM (4E) ounces per day (Aquarius attributable: 250 PGM ounces).

For further information please contact:

In Australia & the United Kingdom:

Nick Bias
Aquarius Platinum
+44 (0)7887 920 530

In South Africa:

Stuart Murray
Aquarius Platinum
+27 (0)11 455 2050

AQUARIUS PLATINUM LIMITED



29 November 2007

Resumption of Mining Operations at Everest Platinum Mine

Aquarius Platinum Limited wishes to advise that production has resumed at the Everest Platinum Mine following the voluntary shutdown of mining operations due to a fatality on Saturday 24th November, 2007.

AQPSA management in consultation with the unions decided to cease blasting operations and retrain all 1,700 workers with an emphasis on hazard identification and risks associated with fall of grounds. Normal operations resumed on Monday afternoon, 26th November 2007. Following a return to work, several shifts were lost due to industrial action, which has subsequently been resolved.

As a result of the temporary shutdown, production losses are estimated to be 2,000 PGM (4E) ounces. It is not expected that these ounces will be made up during the quarter.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

26 November 2007

RESULTS – ANNUAL GENERAL MEETING

We advise the following ordinary resolutions placed before shareholders at the Annual General Meeting of Aquarius Platinum Limited on 23 November 2007 were approved as follows:

1. Resolution 1 – Re-election of Mr Nicholas Sibley

To consider and, if thought fit, to pass, the following resolution:

"That Mr Nicholas Sibley, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 39,868,101	*Against: 953,118*	*Abstain: 1,031,072*

2. Resolution 2 – Re-election of Mr Kofi Morna

To consider and, if thought fit, to pass, the following resolution:

"That Mr Kofi Morna, who was appointed a director of the Company to fill a casual vacancy on 6 February 2007, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 39,907,085	*Against: 1,374,183*	*Abstain: 571,023*

3. Resolution 3 – Share Split

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of section 45 of the Companies Act, bye-law 52.3 of the Company's Bye-Laws and all other purposes, the shareholders of the Company hereby approve the subdivision of the issued capital of the Company on the basis that every one (1) fully paid common share be subdivided into three (3) fully paid common shares and that options on issue be adjusted in accordance with the Listing Rules, and otherwise on the terms and conditions set out in the attached Explanatory Memorandum accompanying this Notice of Meeting."

In Favour: 41,363,561	*Against: 507*	*Abstain: 488,223*

Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

4. **Resolution 4 - Re-appointment of Auditor**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

In Favour: 41,341,075	*Against:* 390	*Abstain:* 510,826

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

or visit: **www.aquariusplatinum.com**

AQUARIUS PLATINUM LIMITED



26 November 2007

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

The Company has received notice that AEGON UK plc Group has increased its notifiable interest in the Company to 6.27%. The AEGON UK plc Group now holds 5,365,065 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

ASX, LSE & JSE

26th November 2007

Fatality at Everest Platinum Mine

Aquarius Platinum Limited advises with regret that a fatality occurred Saturday 24th November at the Everest Platinum Mine. Mr Tete Tlali, a Rockdrill Operator and Lesotho national employed by the mining contractor, Shaft Sinkers Mining Ltd, died following a fall of ground accident. The fatal accident occurred at approximately 10:00 at 80m below surface in a normal working area. Our condolences go to his family. No other employees were injured.

A joint in-loco inspection by the Inspector of Mines, Aquarius Platinum (SA) (Pty) Ltd, Shaft Sinkers Mining Ltd, the National Union of Mineworkers and the trade union Solidarity, has already been completed.

As a result of the preliminary investigation, AQPSA management issued instructions for all 450 employees at the shaft to return to surface to show the necessary respect for the deceased and assess the accident. AQPSA management in consultation with the unions decided to cease blasting operations and retrain all 1,700 workers starting on Sunday evening with an emphasis on hazard identification and risks associated with fall of grounds.

These actions will be completed by Monday afternoon when normal operations are expected to resume.

For further information please contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

In South Africa:
Marion Bower
Russell & Associates
+27 11 880 3924

AQUARIUS PLATINUM LIMITED

21 November 2007

Resumption of Mining Operations

Aquarius Platinum Limited advises that production has resumed following the voluntary suspension of mining operations due to a fatality, as reported on Thursday 15 November, 2007.

It is with regret that Mr. Johannes Tseliso Nthunya, an underground LHD operator, employed by contractor Murray and Roberts Cementation died following a fall of ground accident. Our deepest condolences go to his family.

Following the stoppage and as a result of remedial action undertaken, a joint decision to recommence operations was agreed today by the Department of Minerals and Energy, Aquarius Platinum (SA) (Pty) Limited, and union officials from the National Union of Mineworkers and the trade union Solidarity. Operations have now resumed, starting with the evening-shift on Tuesday 20th November 2007. During the shutdown employees underwent safety retraining.

As a result of the suspension of operations, production losses are estimated to be 4,000 PGM (4E) ounces (Aquarius attributable: 2,000 PGM ounces). It is not expected that these ounces will be made up during the quarter.

For further information please contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924

Thursday, 15 November 2007

Fatality at Kroondal Platinum Mine

Aquarius Platinum Limited advises with deep regret that a fatality occurred today at the Central Shaft at the Kroondal Platinum Mine. The fatal accident occurred at approximately 11:00 today (15 November 2007). The Murray and Roberts Cementation employee died following a fall of ground accident. The process of notifying the next of kin is in hand. No other employees were injured.

The Inspector of Mines has been notified of the accident and a site inspection will be held as soon as is possible. A joint Aquarius Platinum and National Union of Mineworkers team has already completed an in-loco investigation.

As a result of the preliminary investigation, instructions have been issued for all 1,300 employees at the shaft to return to surface and that the shaft will be closed to inspect, assess and make the area safe. Employees from this shaft will undergo safety retraining, with an emphasis on hazard identification and will return to work when the Aquarius management is satisfied with the completion of the remedial action.

For further information please contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924

Aquarius Platinum Limited

EXEMPT COMPANY NO. EC26290

ARBN 087 577 893

Notice of Annual General Meeting

and

Explanatory Memorandum

Date of Meeting:	**Friday, 23 November 2007**
Time of Meeting:	9:00 am
Place of Meeting:	Clarendon House 2 Church Street Hamilton BERMUDA

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Your 2007 Annual Report is now available at *www.aquariusplatinum.com*

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290
ARBN 087 577 893

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an annual general meeting of shareholders of Aquarius Platinum Limited ("**Company**") will be held at 9:00 am on Friday, 23 November 2007 at Clarendon House, 2 Church Street, Hamilton, Bermuda.

The Explanatory Memorandum which accompanies and forms part of this Notice of Annual General Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of Annual General Meeting.

Agenda

1. Appointment of Chairman of the Meeting

2. Confirmation of the Notice and Quorum

3. Accounts for the Period Ended 30 June 2007

To receive the financial statements, directors' report and auditor's report for the Company and its controlled entities for the period ended 30 June 2007.

4. Resolution 1 – Re-election of Mr Nicholas Sibley

To consider and, if thought fit, to pass, the following resolution:

"That Mr Nicholas Sibley, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

5. Resolution 2 – Re-election of Mr Kofi Morna

To consider and, if thought fit, to pass, the following resolution:

"That Mr Kofi Morna, who was appointed a director of the Company to fill a casual vacancy on 6 February 2007, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

6. Resolution 3 – Share Split

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of section 45 of the Companies Act, bye-law 52.3 of the Company's Bye-Laws and all other purposes, the shareholders of the Company hereby approve the subdivision of the issued capital of the Company on the basis that every one (1) fully paid common share be subdivided into three (3) fully paid common shares and that options on issue be adjusted in accordance with the Listing Rules, and otherwise on the terms and conditions set out in the attached Explanatory Memorandum accompanying this Notice of Meeting."

7. Resolution 4 - Re-appointment of Auditor

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

By Order of the Board
Willi Boehm
Company Secretary
DATED: 26 October 2007

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two persons (including a body corporate) to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes. If a body corporate is appointed as proxy, the body corporate may appoint an individual as a representative to exercise its powers at the meeting.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to one of the following locations, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

Aquarius Platinum Corporate Services Pty Ltd PO Box 485 SOUTH PERTH WA 6951 AUSTRALIA	OR	Codan Services Clarendon House 2 Church Street Hamilton HM CX BERMUDA	OR	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY ENGLAND
Facsimile (618) 9367 5233		Facsimile (441) 292 4720		Facsimile (870) 703 6076

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation in a manner permitted by the Company's bye-laws and the Companies Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 5.00pm Wednesday, 21 November 2007. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

I/We ____

of ____

being a shareholder/(s) of Aquarius Platinum Limited ("Company") and entitled to ____________________ shares in the Company

hereby appoint ____

of ____

or failing him/her ____

of ____

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Friday, 23 November 2007 and at any adjournment thereof in respect of ____________ of my/our shares or, failing any number being specified, ALL of my/our shares in the Company.

If more than one proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

In relation to undirected proxies, the Chairman intends to vote in favour of each resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of a resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated :

	RESOLUTION	FOR	AGAINST	ABSTAIN
1.	Re-election of Mr Nicholas Sibley	☐	☐	☐
2.	Re-election of Mr Kofi Morna	☐	☐	☐
3.	Share Split	☐	☐	☐
4.	Re-appointment of Auditor	☐	☐	☐

As witness my/our hand/s this day of 2007

If a natural person:
SIGNED by) in the presence of:
)

__________________ Name (Printed)

__________________ Witness

__________________ Name (Printed)

If a company:

EXECUTED by)
in accordance with its)
constitution)

__________________ Director

__________________ Director/Secretary

__________________ Name (Printed)

__________________ Name (Printed)

If by power of attorney:

SIGNED for and on behalf of ____________________)
)
by ____________________)
)
under a Power of Attorney dated and who)
declares that he/she has not received any revocation of such Power)
of Attorney in the presence of:

__________________ Signature of Attorney

__________________ Signature of Witness

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290

ARBN 087 577 893

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of members in Aquarius in connection with the business to be conducted at the Annual General Meeting of the members of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Friday, 23 November 2007.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice of Annual General Meeting. A glossary of terms is included at the end of this Explanatory Memorandum.

Full details of the resolutions to be considered at the Meeting are set out below.

1. Resolution 1 – Re-Election of Mr Nicholas Sibley as a Director

It is a requirement under the Company's Bye-laws that Mr Nicholas Sibley retire by rotation. Mr Sibley has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Sibley be re-elected.

2. Resolution 2 – Re-Election of Mr Kofi Morna as a Director

It is a requirement under the ASX Listing Rules that Mr Kofi Morna, who was appointed a director of the Company to fill a casual vacancy, retire at the Annual General Meeting. Mr Morna has offered himself for re-election as a Director.

Mr Morna is an Executive Director of Savannah Resources, the lead investment in the Savannah Consortium, Aquarius' BEE partner. Prior to joining Savannah Resources, Mr Morna worked with the International Finance Corporation as an Investment Officer. Mr Morna holds an MBA from the London Business School and a BSc from Princeton University in the United States. He is also a director of LA Crushers and Mkhombi Services.

The remaining Directors recommend to shareholders that Mr Morna be re-elected.

3. Resolution 3 – Share Split

3.1 Background

Section 45 of the Companies Act enables a company to convert all or any of its shares into a larger number of shares by a resolution passed at a general meeting ("**Share Split**"). The ASX Listing Rules also require that the number of options on issue be sub-divided in the same ratio as the ordinary capital and the exercise price be amended in inverse proportion to that ratio (that is, on a 3:1 share split, the current exercise price will be divided by three).

3.2 Effect of Share Split

If Resolution 3 is approved, each Share currently on issue will be sub-divided into three Shares and each Option currently on issue with be sub-divided into three

Options. In addition, the exercise price of each Option will be decreased by a factor of three.

Below is a table setting out the exercise price of existing Options and the exercise price of those Options after the Share Split takes effect.

Options	Current Exercise Price	Exercise Price after Share Split
Expiring 11/06/11	£2.54	£0.85
Expiring 11/10/11	£2.54	£0.85
Expiring 02/11/11	£2.92	£0.97
Expiring 26/05/13	£7.01	£2.34
Expiring 21/11/13	£3.32	£1.11

If Resolution 3 is passed, the number of Shares and Options will increase as set out below.

	Pre Share Split	Post Share Split
Shares	85,511,422	256,534,266
Options expiring 11/06/11	488,480	1,465,440
Options expiring 11/10/11	139,910	419,730
Options expiring 02/11/11	217,927	653,781
Options expiring 26/05/13	80,036	240,108
Options expiring 21/11/13	93,334	280,002

The Directors consider that the Share Split will benefit Shareholders by increasing the liquidity of the Company's Shares.

It is expected that, after the Share Split becomes effective, the price for each Share in the Company will decrease by two thirds of its current price following the commencement of trading on a deferred settlement basis of the Shares on ASX. However, the extent of this reduction in price will depend on the market.

3.3 Holding statements and taxation

As from the effective date of the Share Split, all holding statements for Shares and all holding statements or certificates for Options will cease to have any effect, except as evidence of entitlement to a certain number of post Share Split securities.

After the Share Split becomes effective, the Company will dispatch a notice to Shareholders and holders of Options advising them of the number of Shares and Option held by each Shareholder and holder of Options (as the case may be) both before and after the Share Split. The Company will also arrange for new holding statements to be issued to Shareholders and holders of Options.

It is not considered that there will be any taxation consequences for Shareholders arising from the Share Split. However, Shareholders are advised to seek their own tax advice on the effect of the Share Split and none of the Company, the Directors or the Company's advisers accepts any responsibility for any individual Shareholder's taxation consequences of the Share Split.

3.4 Timetable

The Share Split will take effect on the date Resolution 3 is passed in accordance with the following proposed timetable:

Annual General Meeting and passing of Resolution 3	23 November 2007
Trading in the reorganised securities on a deferred settlement basis ASX Code: AQPDA	28 November 2007
Last day for Company to register transfers on a pre Share Split basis Record date	4 December 2007
First day for Company to send notice to each Shareholder and option holder In the case of uncertificated holdings, first day for Company to register securities on a post Share Split basis and first day for issue of holdings statements In the case of certificated holdings, first day of issue of new certificates. From this date, the Company rejects transfers accompanied by a certificate that was issued before the Share Split.	5 December 2007
Despatch Date. Deferred settlement market ends. Last day for securities to be entered into the holders' security holdings. If securities are certificated, last day for the Company to issue them and send the certificates to the holders. Last day for Company to send notice to each Shareholder and option holder ASX Code: AQP	11 December 2007

3.5 Recommendation

For the reasons given in Sections 3.1 and 3.2 above, all the Directors recommend that Shareholders vote in favour of Resolution 3.

4. Resolution 4 – Re-Appointment of Auditor

Section 89(2) of the *Companies Act* 1981 provides that members of a company at each annual general meeting shall appoint one or more auditors to hold office until the close of the next annual general meeting. In addition, Section 89(6) provides that the remuneration of an auditor appointed by the members shall be fixed by the members or by the Directors, if they are authorised to do so by the members.

Ernst & Young are the Company's auditors. Pursuant to resolution 4, Ernst & Young will be re-appointed the Company's auditors until the close of the next annual general meeting at a fee to be agreed by the Directors.

5. Glossary of Terms

In the Notice of Annual General Meeting and this Explanatory Memorandum the following words and expressions have the following meanings:

"ASX" means ASE Limited.

"ASX Listing Rules" means the official listing rules of ASX.

"Board" means the board of Directors.

"Companies Act" means the Companies Act 1981 of Bermuda as amended from time to time.

"Company" and **"Aquarius"** means Aquarius Platinum Limited ARBN 087 557 893.

"Directors" means the directors of the Company from time to time.

"Explanatory Memorandum" means this explanatory memorandum.

"Meeting" and **"Annual General Meeting"** means the annual general meeting of shareholders in the Company or any adjournment thereof, convened by the Notice.

"Notice" and **"Notice of Annual General Meeting"** means the notice of annual general meeting which accompanies this Explanatory Memorandum.

"Option" means an option to acquire a Share.

"Resolution" means a resolution in the Notice of Meeting.

"Shareholder" means a registered holder of Shares.

"Share" means a fully paid common share in the capital of the Company.

Aquarius Platinum
First Quarter 2008
Production & Financial Results

Highlights of the Quarter
- Group attributable production increased to a record of 140,357 PGM ounces
- Group net profit increased 7% to $49.5 million compared to previous corresponding period

P&SA1 at Kroondal
- Production increased 8% quarter on quarter to 106,493 PGM ounces (Aquarius attributable: 53,246 PGM ounces), despite 148,983 tons lost due to unprotected industrial action
- Cash margin for the quarter at 61%, maintained at good levels despite working cost pressures

P&SA2 at Marikana
- Production increased by 9% to 35,200 PGM ounces (Aquarius attributable: 17,600 PGM ounces)
- Underground production increased 46% to 298,676 tons, despite 25,900 tons lost due to unprotected industrial action
- Gross cash margin for the quarter at 33%, affected by oxidised ore recoveries

Everest
- Production increased by 19% to 48,841 PGM ounces
- Record quarter production on basis of improved mining, grade and metallurgical recovery
- Gross cash margin for the quarter at 62%, despite contractor issues

Mimosa
- Production 38,660 PGM ounces (Aquarius attributable: 19,330 PGM ounces)
- Wedza Phase V expansion delayed
- Gross cash margin for the quarter 71%

CTRP
- Production 2,681 PGM ounces (Aquarius attributable: 1,340 PGM ounces)
- Gross cash margin for the quarter at 80%

Commenting on the results, Stuart Murray, CEO of Aquarius said: *"The results for the quarter demonstrate a good increase in production at a time of sustained high prices for our commodities. Operating cost pressures and industrial action have, however, reduced earnings, with the group reporting a modest increase in net profit for the quarter when compared to the same quarter in the previous financial year. The challenge at our operations remains achieving efficiencies in the coming quarters in light of the strong production increases already achieved."*

Group Attributable Production (PGM Ounces)



150,000
100,000
50,000
0
PGM ounces
Dec 06
Mar 07
Jun 07
Sep 07
Kroondal (attributable)
Marikana (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)

Production by Mine

PGMs (4E)	Quarter Ended			
	Dec 2006	Mar 2007	Jun 2007	Sep 2007
Kroondal	117,189	102,079	98,370	106,493
Marikana	39,077	30,148	32,286	35,200
Everest	41,191	40,107	40,923	48,841
Mimosa	33,345	34,760	42,732	38,660
CTRP	1,866	1,954	1,877	2,681
Total	**232,668**	**209,048**	**217,066**	**231,875**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended			
	Dec 2006	Mar 2007	Jun 2007	Sep 2007
Kroondal	58,594	51,039	49,185	53,246
Marikana	19,538	15,074	16,143	17,600
Everest	41,191	40,107	40,923	48,841
Mimosa	16,672	17,380	21,366	19,330
CTRP	933	977	938	1,340
Total	**136,928**	**124,577**	**128,994**	**140,357**

Metals Prices and Foreign Exchange

Platinum reported a respectable price increase over the quarter, closing $100 per ounce stronger, or 8% at $1,377 per ounce. Production shortfalls and industrial *action in South Africa have resulted in tight supply, reflected in high prices that* have increased further in October 2007. Palladium fell 9% over the quarter, closing at $366 per ounce, largely due to speculative behaviour. Rhodium was flat over the quarter, closing at $6,150 per ounce, reflecting ongoing tight supply and demand fundamentals.



Individual metal prices – Oct 06 to Sept 07
Platinum, Palladium and Gold $/oz
Rhodium $/oz
1,600
1,400
1,200
1,000
800
600
400
200
0
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Oct 2006
Jan2007
Apr 2007
Jul 2007
Sep 2007
Platinum
Rhodium
Gold



Basket prices – Oct 06 to Sept 07
$/oz
Rand/oz
1 800
1,600
1,400
1,200
1,000
800
600
400
200
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Oct 2006
Jan2007
Apr 2007
Jul 2007
Sep 2007
Rand per South African PGM ounce
Dollar per South African PGM ounce
Dollar per Zimbabwean PGM ounce

PGM basket prices for the Group reached record levels over the quarter in US Dollar terms. At our South African operations, the four element basket price remained above R10,000 per ounce, averaging 1% higher than the previous quarter at R10,651 per ounce, equal to $1,498 per ounce. In Zimbabwe, the average achieved basket price for the quarter averaged 2% higher at $1,065 per ounce.

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket Prices (Quarter Ended)			
	Dec 2006	**Mar 2007**	**Jun 2007**	**Sep 2007**
Kroondal	1,287	1,427	1,520	1,518
Marikana	1,270	1,369	1,453	1,480
Everest	1,179	1,331	1,438	1,475
Mimosa	934	950	1,047	1,065
CTRP	1,592	1,806	1,856	1,775
Aquarius Group Average	1,211	1,326	1,405	1,438

The Rand Dollar exchange rate for the quarter averaged 7.11, though strengthening through the quarter to close at 6.88, which impacts on group profitability.

Financials

Aquarius announces consolidated earnings for the quarter to 30 September 2007 of $49.5 million (US 58.2 cents per share) as the Group continues to deliver improved profits at a time of good PGM metal prices. The results represent a 7.4% increase compared to the previous corresponding period, September 2006.

Aquarius Attributable Production and Net Profit Summary

	Quarter ended Dec 2006	Quarter ended Mar 2007	Quarter ended Jun 2007	Quarter ended Sep 2007
PGM Production (4E)	136,929	124,577	128,994	**140,357**
Net Profit After Tax & Outside Equity Interests	$39.4m	$47.9m	$53.9m*	**$49.5m**

** Net profit for the quarter ended June 2007 included an $8 million credit on the revaluation of the deferred tax liability from Zimbabwean dollars to US dollars. (Income tax is paid in Zimbabwean dollars which causes the liability to be re-valued when US dollar accounts are prepared).*

Production of PGMs attributable to shareholders of Aquarius was 140,357 PGM ounces, up 9% from the previous quarter ended June 2007. Production was higher for the quarter despite unprotected industrial action which reduced production by 148,983 tons at Kroondal and 25,900 tons at Marikana.

Revenue for the quarter, net of currency adjustments, was $189.5 million (comprising sales revenue of $183.7 million and interest income of $5.8 million). High PGM metal prices recorded during the quarter, continued to support a strong cash flow stream resulting in an increase in Group cash of $107 million for the quarter. Gross margins remain strong across the Group with all operations with the exception of Marikana recording margin in excess of 60%. Finance charges for the quarter were consistent at $3.6 million which included a non-cash component of $1.5 million on the unwinding of the rehabilitation provision.

Cost of sales increased as a result of higher production and unit costs due to increases in contractor rates, annual increase in wages and the effect of industrial action.

Depreciation and amortisation was higher at $10 million reflecting the 9% increased production. Amortisation arising from the fair value uplift of mineral rights at $1.8 million was in line with the previous corresponding period.

Aquarius group cash balances at 30 September 2007 were $395 million, an increase of $107.4 million since June 2007. Net operating cash flow remained strong with $194 million received from sales and $83 million paid to suppliers. Material cash flow items (other than mine operations) that affected cash balances during the quarter included capital expenditure of $10.3 million and $0.6 million in income tax paid.

Group cash is held as follows:

AQP	$88 million*
AQPSA	$245 million**
ACS(SA)	$2 million
Mimosa	$60 million
Total	**$395 million**

* *Subsequent to quarter end, $25.5 million was paid out in dividends (30 cents per share) on 5 October 2007*
** *Included in AQPSA's cash balance are funds of approximately $70 million earmarked for cash backed rehabilitation provisions.*

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 30 Sep 2007
$'000

	Note:	Quarter Ended		Financial Year ended
		30/09/07*	**30/09/06***	**30/6/07**
Aquarius PGM Production (attributable ounces)		***140,357***	***140,227***	***530,726***
Revenue	*(i)*	201,918	158,284	710,802
Foreign exchange gain/(loss)	*(ii)*	(3,580)	10,287	967
Cost of Sales	*(iii)*	(86,667)	(70,824)	(293,238)
Gross Profit		**111,671**	**97,747**	**418,531**
Amortisation of fair value uplift of mineral properties		(1,778)	(1,976)	(7,595)
Gross profit after amortisation of fair value uplift		**109,893**	**95,771**	**410,936**
Admin & other operating costs		(2,012)	(1,709)	(8,952)
Other FX movements	*(iv)*	(4,170)	1,948	(2,308)
Finance costs	*(v)*	(3,616)	(2,950)	(15,218)
Profit before tax		**100,095**	**93,060**	**384,458**
Income tax expense		(24,659)	(20,762)	(90,861)
Profit after tax		**75,436**	**72,298**	**293,597**
Minority interest	*(vi)*	(25,915)	(26,357)	(106,374)
Net profit		**49,521**	**45,941**	**187,223**
EPS (basic – cents)		*58.2*	*54.4*	*218.5*

* *Unaudited*

Notes on the September 2007 Consolidated Income Statement

(i) Revenue higher due to improved PGM and base metal prices compared to September 2006

(ii) Reflects effects of adjusting revenue recorded at time of production at Kroondal, Marikana and CTRP to actual receipts received at the end of the four month pipeline

(iii) Cost of sales per PGM ounce increased due to impact of inflation and increased unit costs at Marikana and Everest compared to September 2006 as a result of more challenging geology being encountered.

(iv) Reflects foreign exchange movements on net monetary assets

(v) Finance costs includes group debt ($0.4 million), pipeline finance ($1.7 million) and unwinding of rehabilitation provision ($1.5 million)

(vi) Minority interests reflect 46% outside equity interest of the Savannah Consortium 26% (SavCon) and Impala Platinum Holdings Limited 20% (Implats) in AQPSA

Aquarius Platinum Limited
Consolidated Cash flow Statement
Quarter ended 30 September 2007

		Quarter ended		Financial year ended
	Note:	**30/09/07***	**30/09/06***	**30/06/07**
Net operating cash inflow	*(i)*	114,428	87,561	323,240
Net investing cash outflow	*(ii)*	(10,359)	(14,082)	(93,690)
Net financing cash outflow	*(iii)*	(336)	1,029	(106,544)
Net increase in cash held		**103,733**	**74,508**	**123,006**
Opening cash balance		287,663	162,425	162,425
Exchange rate movement on cash		3,623	(6,553)	2,232
Closing cash balance		**395,019**	**230,380**	**287,663**

** Unaudited*

Notes on the September 2007 Consolidated Cash flow Statement

(i) Net operating cash flow includes $194 million inflow from sales and $83 million paid to suppliers from operations, income tax paid of $0.6 million and net finance income of $4.0 million

(ii) Reflects development and plant and equipment expenditure of $10.3 million

(iii) Includes dividend paid to shareholders $10 million and proceeds from the exercise of employee options of $2.5 million

Aquarius Platinum Limited
Consolidated Balance Sheet
At 30 September 2007
$'000

	Note:	30/09/07	30/06/07
Assets			
Cash assets		395,019	287,663
Current receivables	*(i)*	96,833	100,573
Other current assets	*(ii)*	33,188	26,127
Property, plant and equipment	*(iii)*	213,803	207,360
Mining assets	*(iv)*	311,576	311,425
Other non-current assets		13,287	12,026
Total assets		**1,063,706**	**945,174**
Liabilities			
Current liabilities	*(v)*	77,519	50,676
Non-current payables	*(vi)*	55,484	54,228
Non-current interest-bearing liabilities	*(vii)*	34,572	35,321
Other non-current liabilities	*(viii)*	177,879	172,404
Total Liabilities		**345,454**	**312,629**
Net assets		**718,252**	**632,545**
Equity			
Parent entity interest		511,271	456,138
Minority interest		206,981	176,407
Total Equity		**718,252**	**632,545**

** Unaudited*

Notes on the September 2007 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales
(ii) Reflects PGM concentrate inventory
(iii) Represents fixed assets within the Group
(iv) Mining assets reflects Kroondal, Marikana, Mimosa and Everest mining (mining rights) assets
(v) Includes tax payable ($28 million) and creditors ($49 million)
(vi) Includes non-interest bearing portion of AQPSA shareholder loans (Implats $23 million and SavCon $30 million)
(vii) Includes interest bearing debt payable to RMB ($27 million) and deemed lease liability ($7 million)
(viii) Reflects deferred tax liabilities $106 million and provision for closure costs $72 million

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 54%)

P&SA 1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter improved to 0.59 from 0.75 in the previous quarter. Six lost time injuries occurred during the quarter.

Despite the continuous improvement in the injury rate, an fatality occurred on 6 July 2007 at East Shaft, in which Mr Ernst James Mower, a hydraulic fitter was electrocuted as a result of inter alia not following standard lock-out procedures.

Mining

- The mine recorded a 1% increase in total production to 1,606,664 tones, consisting of 1,523,322 underground and 83,342 open pit tons respectively
- Head grade remained consistent at 2.73 g/t
- Geological anomalies at the K5 Project have adversely affected the ramp-up to steady-state production

Processing

- Processed tons increased 8% to 1,588,436 tons
- Recoveries flat at 76.5%
- Production increased 8% to 106,493 PGM ounces from 98,370

Kroondal Production and cash costs - Dec 06 to Sept 07



140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Production (PGM ounces)
4,000
3,500
3,000
2 500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Dec 06
Mar 07
Jun 07
Sep 07
Production
Cash Costs

Revenue

Revenue at Kroondal increased by 6% to R1,018 million for the quarter (Aquarius share: R509 million) due to increased production and improved commodity prices. The cash margin for the quarter, however, decreased to 61% from 66% in the previous quarter, due to the impact of cost pressures for contractor rate increases.

Operations

Total tons mined increased by 1% to 1,606,664 tons. Underground production increased 1% to 1,523,322 tons and open pit production increased 8% to 83,342 tons.

During the quarter, production was again adversely impacted by unprotected industrial action by the underground contractor Murray and Roberts Cementation employees related to pay issues. It is estimated that this reduced production by 150,000 tons. The contractor is currently addressing the key industrial relations issues with unions at shaft, regional and national levels.

The performance of K5 contractor, Redpath Mining, (previously Deilmann-Haniel) has been negatively affected by adverse geological anomalies encountered in the decline shaft system. The mining lay-out is being reviewed to address the geological issues.

Tons processed increased 8% to 1,588,436 tons, including 68 163 tons of opencast material.

Over the quarter, stockpiles decreased to +/- 50,000 tons.

The head grade remained constant at 2.73 g/t.

Primary development increased by 11% compared to the previous quarter, resulting in an improvement in redundancy.

Plant recoveries decreased marginally by 0.5% to 76.5% compared to the previous quarter.

PGM production increased by 8% to 106,493 PGM oz (Aquarius attributable: 53,246 PGM ounces).

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Sep 2007	**63,860**	**30,855**	**11,259**	**518**	**106,493**	**53,246**
Jun 2007	58,930	28,541	10,403	496	98,370	49,185
Mar 2007	61,240	29,593	10,720	526	102,079	51,039
Dec 2006	70,522	33,748	12,295	624	117,189	58,594

Operating Cash Costs

Cash costs increased by 9% to R247 per ton milled as a result of the approved increase in mining rates and a double-digit annual wage increase implemented for Murray & Roberts Cementation during the quarter. The increase in primary development and the transport cost from the increased tonnage from K5 further contributed to the cost increase. The K5 Shaft is in a ramp-up phase and therefore attracts high relative unit costs. Consequently, cash costs per PGM ounce for the quarter increased 10% to R3,683.

Kroondal: Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 3,683 per PGM ounce	R 3,036 per PGE ounce	R 2,889 per PGE ounce

Capital Expenditure

During the quarter R56 million was incurred, including R28.6 million for underground infrastructure establishment, R14.6 million for K5 surface infrastructure.

P&SA2 at Marikana

Safety

The 12-month rolling DIIR deteriorated to 0.40 due to 3 lost-time injuries which occurred during the quarter. Marikana achieved 1.4 million fatality-free shifts at the end of the quarter. Safety initiatives, including an interactive behaviour coaching initiative, are being implemented.

Mining

- Open pit operations produced 283,531 tons
- Underground production increased by 46% to 298,676 tons
- Stockpile reduced by 8% to 177,917 tons
- Head grade remained unchanged at 3.10 g/t

Processing

- Plant processed a total 570,719 ROM tons
- Recoveries increased from 56% to 62%
- Production increased by 9% to 35,200 PGM ounces (Aquarius attributable: 17,600 PGM ounces)

Marikana Production and cash costs – Dec 06 to Sept 07



50,000
40,000
30,000
20,000
10,000
0
Production (PGM ounces)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Rand cash costs per PGM ounce
Dec 06
Mar 07
Jun 07
Sep 07
Production
Cash Costs

Revenue

The PGM basket price for the quarter averaged $1,480 per PGM ounce, 2% higher than the previous quarter. Mine revenue increased to R333 million for the quarter (AQPSA share: R167 million) due to an increase in metal production together with an improved basket price. An increase in production costs resulted in the cash margin for the quarter decreasing from 35% to 33%.

Operations

Total production decreased by 2% to 582,207 tons for the quarter, with 51% coming from underground (previous quarter 34%) and 49% from open-pit operations.

During the quarter production was adversely impacted by unprotected industrial action by Murray and Roberts Cementation (MRC) employees related to pay issues. It is estimated that this reduced production by 30,000 tons.

Production from underground operations increased by 46% to 298,676 tons. The establishment of underground production sections progressed well during the quarter, with an increase in primary development at No.4 Shaft to 1,301 meters and to 1,050 meters at No.1 & 2 Shafts. At No 2 Shaft production increased to 41,900 tons from 19,600 tons in the previous quarter.

Production from open pit operations decreased by 27% to 283,531 tons. Production was adversely affected by a foot wall failure on the south western portion of the open pit resulting in a lock-up of an estimated 40,000 tons of reef and an increase in waste stripping in an attempt to expedite production from other areas.

The stockpile at the end of quarter was 170,000 tons, comprising 150,000 open pit tons and 20,000 underground tons respectively. The open pit stockpile includes 70,000 tons of low recovery oxidised material.

A total of 570,719 tons were processed during the quarter, comprising of 262,684 tons from underground and 308,036 tons of open pit material. Head grade remained consistent at 3.10 g/t whilst recoveries improved by 10% to 62%.

On the P&SA2 Project, expansion capital totalled R5.3 million for the quarter. The total committed expansion capital expenditure to date is R107 million (AQPSA share: R54 million) with R97 million incurred to date (AQPSA share: R49 million).

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Sep 2007	**21,884**	**9,742**	**3,367**	**246**	**35,200**	**17,600**
Jun 2007	20,164	8,963	2,917	242	32,286	16,143
Mar 2007	18,525	8,595	2,794	234	30,148	15,074
Dec 2006	23,627	11,218	3,941	291	39,077	19,538

Operating Cash Costs

Cash cost per ROM ton increased by 12% to R390 per ROM ton and by 1% to R6,321 per PGM ounce, mainly as a result of increased stripping associated with the low wall failure in the open pit operations. Underground unit costs also increased as a result of the approved increase in mining rates and a double-digit annual wage increase implemented for Murray & Roberts Cementation during the quarter.

Marikana: Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 6,321 per PGM ounce	R 5,255 per PGE ounce	R 4,991 per PGE ounce

Contractor dispute with Moolman Mining

AQPSA awaits a response from Moolman Mining to AQPSA's answering affidavit in Moolman Mining's counter-application in the motion proceedings instituted by AQPSA. AQPSA's application is to stay the Arbitration proceedings instituted by Moolman Mining in the "rise and fall" formula dispute, pending the outcome of the action proceedings instituted by AQPSA against Moolman Mining to set aside the mining contract by reason of Moolman Mining's misrepresentation when the mining contract in question was originally concluded.

AQPSA has served a plea to Moolman Mining's counterclaim in the abovementioned action proceedings. AQPSA denies that any amounts whatsoever are owing to Moolman Mining because such claims arise either directly out of the mining contract or as a result of a finding that AQPSA was not entitled to rescind the mining contract. A finding that there was a misrepresentation at the instance of Moolman Mining will have the effect that none of the amounts in the counter-claim will be payable.

Everest Platinum Mine

Safety

The 12-month rolling DIIR deteriorated from 0.62 to 0.72. Nine lost-time injuries occurred during the quarter, with falls of ground being the predominant injury mechanism. A fall of ground campaign was launched during the quarter and a reduction in fall of ground incidents was realised in the latter half of the quarter.

Mining

- Underground ore production increased by 14% to 606,122 tons
- Opencast operations production increased to 69,383 tons
- Head grade improved from 2.84 g/t to 2.94 g/t

Processing

- Plant processed 642,586 tons, a 12% increase compared to the previous quarter
- Recoveries increased to 80% from 78% in the previous quarter
- Production increased 19% to 48,841 PGM ounces

Everest Production and cash costs – Dec 06 to Sept 07



50,000
40,000
30,000
20,000
10,000
0
Production (PGM ounces)
5,000
4,000
3 000
2,000
1 000
0
Rand cash costs per PGM ounce
Dec 06
Mar 07
Jun 07
Sep 07
Production
Cash Costs

Revenue

Revenue increased 16% to R463 million for the quarter, due to higher PGM production and the average PGM basket price for the quarter which increased to $1,475 per PGM ounce. The cash margin for the quarter decreased to 62% from 64% in the previous quarter.

Operations

Opencast and underground mining combined produced a total 675,505 tons, a 17% increase compared to the previous quarter, with the production balance roughly 90% from underground and 10% from opencast operations respectively.

Opencast mining production performed well, increasing to 69,383 tons, largely comprising of high-grade but high cost tons from the deeper areas of the South-West Pit. The opencast reserve is approaching depletion and the last opencast production will be delivered in the next quarter. Opencast rehabilitation is also showing good progress with backfill and topsoil placement in the depleted north pit at 95% completion.

Underground on-reef development and the establishment of stoping sections continued during the quarter. Underground production showed a 14% improvement, increasing to 606,122 tons from 531,191 tons in the previous quarter. Shaft Sinkers (Pty) Ltd, the sole shareholder of Shaft Sinkers Mining (Pty) Ltd has informed Aquarius Platinum (South Africa) of its intention to sell its shareholding in Shaft Sinkers Mining (Pty) Ltd to JIC Mining Services (Pty) Ltd. Although the transaction will only become effective in the next quarter, the announcement of the transaction to the workforce resulted in labour instability which adversely affected production in the latter part of the quarter. JIC Mining (Pty) Ltd performs contract mining in the platinum, gold and ferrochrome industries.

The underground head grade improved as reef widths increased and development tons decreased comparative to stoping tons. The plant head grade accordingly improved to 2.94 g/t from 2.84 g/t in the previous quarter.

Concentrator throughput was 642,586 tons milled for the period, with no tons consumed from the stockpile, which increased to 48,188 tons at the end of the quarter. Recoveries improved to 80% from 78% due to improved process stability resulting from the implementation of advanced flotation process control systems. The grade and recovery improvement had a significant positive impact on the PGM yield with record production for the quarter of 48,841 PGM oz, a 19% improvement on the previous quarter.

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Sep 2007	**28,890**	**14,486**	**5,069**	**396**	**48,841**
Jun 2007	23,883	12,544	4,155	341	40,923
Mar 2007	23,561	12,359	3,845	342	40,107
Dec 2006	23,495	13,484	3,838	374	41,191

Operating Cash Costs

Cash costs increased by 8% to R271 per ROM ton milled as a result of the increase in mining rates approved for Shaft Sinkers Mining as well as a double-digit wage increase implemented by Shaft Sinkers Mining during the quarter. Process plant unit cost increased as a result of the annual increase in the cost of the operating contractor, Minopex, coming into effect in the quarter. The increase in cost was however offset by the improved PGM yield, with cash costs per PGM ounce for the quarter increasing by only 1% to R3,566 per PGM ounce.

Everest Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	**6E (Pt+Pd+Rh+Ir+Ru+Au)**	**6E net of by-products (Ni&Cu)**
Everest	R3,566 per PGM ounce	R 2,903 per PGE ounce	R2,712 per PGE ounce

**As adjusted for IFRIC-4 (determining whether an arrangement contains a lease) by R162 per PGM ounce*

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The DIIR was constant at 0.23 for the quarter compared to the previous quarter.

Mining

- Underground production increased 2% to 457,155 tons
- The surface stockpile increased to a total 378,673 tons at the end of the quarter

Processing

- Concentrator plant recoveries decreased to 76.2% from 77.9%
- Total mine production decreased by 9% to 38,660 PGM ounces (Aquarius share: 19,330), due to the impact of electrical power outages amounting to 127 hours during the quarter.

Mimosa Production and cash costs – Dec 06 to Sept 07



50,000
40,000
30,000
20,000
10,000
0
Production (PGM ounces)
500
400
300
200
100
0
$ cash costs per PGM ounce
Dec 06
Mar 07
Jun 07
Sep 07
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

Revenue

The average achieved PGM basket price for the quarter increased by 2% to $1,065 per PGM ounce. The average nickel price over the quarter decreased by 13% to $17.95 per pound from $20.52 per pound in the previous quarter. Sales revenue for the quarter totalled $54.8 million, a decrease of $5.6 million when compared to the previous quarter, with base metals contributing approximately 38% of gross revenue. The gross cash margin decreased to 71% from 77% in the previous quarter.

Operations

During the quarter mining operations hoisted 457,155 tons compared to 448,732 tons in the previous quarter. Tons milled during the quarter totalled 439,365 tons, with 17,790 transferred to the stockpile, which totalled 378,673 tons at the quarter end using the reconciliation method.

The average plant head grade declined marginally to 3.59 g/t, compared to 3.64 g/t in the previous quarter.

Tons processed totalled 439,365, a 9% decrease compared to the previous quarter. Hoisting performance was hampered by load-shedding due to nation-wide shortage of electricity. The plant operations were unstable during the quarter due to problems relating to maintenance of the primary mill and the secondary mills as well as failure of the tailings thickener drive.

Recoveries for the quarter slightly decreased to 76.2% from 77.9%.

PGM production during the first quarter decreased by 10% to 38,660 ounces (Aquarius attributable: 19,330 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Sep 2007	**19,644**	**14,883**	**1,517**	**2,616**	**38,660**	**19,330**
Jun 2007	21,724	16,494	1,688	2,826	42,732	21,366
Mar 2007	17,624	13,380	1,355	2,401	34,760	17,380
Dec 2006	16,810	12,856	1,316	2,363	33,345	16,672

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	**Ni**	**Cu**	**Co**	**Ni**	**Cu**	**Co**
Sep 2007	**537**	**441**	**16**	**268**	**220.5**	**8**
Jun 2007	587	485	18	293	242.5	9
Mar 2007	468	394	15	234	197	7.5
Dec 2006	449	377	14	225	189	7

Operating Cash Costs

Cash costs for the quarter were impacted badly at $437 per PGM ounce, a 25% increase compared to the previous quarter's figure of $350 per PGM ounce. The impact of foreign currency modalities were a major factor in this increase.

Net of by-products, cash costs were negative at ($150) per PGM ounce, compared to ($289) per PGM ounce in the previous quarter, primarily due to lower nickel production and lower nickel prices which were 13% lower than the previous quarter.

Mimosa Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	$437 per PGM ounce	$415 per PGE ounce	($150) per PGE ounce

Operating costs for the quarter were 25% higher than the previous quarter as a result of hyperinflationary conditions prevailing in the country (the inflation – exchange rate disparity continues to exacerbate pressure on local costs), low production throughput recorded and the breakdowns experienced on the secondary ball mill.

Update on Foreign Currency Retention Levels in Zimbabwe

On the 1st of October 2007, the Governor of the Reserve Bank of Zimbabwe issued the Mid-Year Monetary Policy Statement. One of the measures announced within this statement was the centralising, at the Central Bank of corporate foreign currency balances held with financial institutions. Financial institutions now only maintain "mirror accounts" of the balances held at the Central Bank. Further, foreign currency retention levels were increased from the previous levels of 60% to 65% with the balance of 35% being sold to the Central Bank.

Mimosa continues to operate under the regulations of the Enhanced Platinum Sector Regime and the related tripartite Account Management Agreements signed between the Central Bank, MBCA Bank and Mimosa. The Company's foreign currency balances still continue to be maintained offshore.

Wedza Phase 5 Expansion

Progress on the Phase V Expansion Project has continued to be disappointing. The areas of concern are completion of ventilation holes and commissioning of the processing plant on time. Apart from the plant, the major challenge is to complete the establishment of the raise bores for ventilation. Murray and Roberts are scheduled to be on site on the 24th of October 2007 and should finish by end of November 2007. The completion date is forecast at 26 February 2008. The project costs totalled $6.34 million for the quarter. The total committed expansion capital expenditure to date is $16.4million.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD
Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The DIIR is zero. No Lost Time Accidents have occurred since the project commenced.

Processing

- Material processed increased to 70,000 tons
- Grade increased to 5.0 g/t and recoveries increased to 23%
- Production increased by 43% to 2,681 PGM ounces

Revenue

The PGM basket price for the quarter decreased 4% to $1,775 per PGM ounce. Reflecting higher production, revenue for the quarter increased to R26 million (Aquarius share: R13 million). The cash margin increased to 80%.

Operations

The increase in recovery and ounces is attributable to the installation of a thickener and a fine grind ahead of the flotation plant.

Operating Costs

Cash costs decreased by 8.5% to R1,976 per PGM ounce. The decrease was due to the increase in production.

CTRP Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	R1,976 per PGM ounce	R1,407 per PGE ounce	R1,324 per PGE ounce

Bakgaga Mining (Aquarius Platinum Farm In Exploration Agreement)

In October 2006, Aquarius signed a farm-in agreement with Bakgaga Mining to drill and conduct feasibility work at prospective PGMs bearing properties on the Eastern Limb of South Africa's Bushveld.

Exploration has been ongoing and recently intersected rock types similar to the Merensky Reef at a depth of approximately 1,900m below surface. This confirms the occurrence of the Critical Zone lithologies of the Bushveld Complex on the properties and further drilling will be done to assess the extent of the Critical Zone development. PGM mineralisation will be evaluated by analysis of the target zone.

CORPORATE MATTERS

Proposed Share Split

On 8th August 2007 at the time of the 2007 Annual Results, the Board requested to place before shareholders at the upcoming AGM in November 2007 a resolution seeking approval to subdivide the issued capital of the company on the basis that each existing share be subdivided into three shares and each existing option be subdivided into three options each. It is believed that the share split will benefit shareholders by increasing the liquidity and affordability to investors of the company's shares.

The Resolution will be put to the AGM on 23rd November and should it be approved should be implemented by the end of December 2007.

More information on all the corporate matters can be found at www.aquariusplatinum.com

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current	Previous	+/- %	YTD	Previous	+/- %	Rolling Average
		Quarter Sep 2007	Quarter Jun 2007	Quarter on Quarter	3 months to Sep 07	3 months to Sep 06	Year on Year	12 Months
Safety								
DIIR	Rate/200,000 man hours	0.59	0.75	27	0.59	1.02	72.88	0.59
Revenue								
Gross Revenue	R'M	1,018	962	6	1,018	954	7	4,081
PGM basket Price	$/oz	1,518	1,520	(0)	1,518	1,311	16	1,436
Gross cash margin	%	61	66	(7)	61	65	(5)	66
Nickel Price	$/lb	13.70	21.79	(37.14)	13.70	13.22	3.60	17.32
Copper Price	$/lb	3.50	3.46	1.08	3.50	3.48	0.50	3.21
Ave R/$ rate		7.11	7.08	0.44	7.11	7.09	0.30	7.20
Cash Costs on-mine								
Per ROM ton	R/ton	247	226	9	247	197	25	226
	$/ton	35	32	9	35	28	24	31
Per PGM oz (3E+Au)	R/oz	3,683	3,361	10	3,683	2,754	34	3,311
	$/oz	518	474	9	518	388	33	460
Per PGE (5E+Au)	R/oz	3,036	2,765	10	3,036	2,268	34	2,725
	$/oz	427	390	9	427	320	33	379
Capex								
Current/Sustaining 100%	R'000s	56,358	83,665	(33)	56,358	31,273	80	245,483
	$'000s	7,926	11,809	(33)	7,926	4,411	80	34,112
Expansion 100%	R'000s	-	-	-	-	28,841	(100)	-
	$'000s	-	-	-	-	4,068	(100)	-
Tons Mined								
Underground	ROM Ton '000	1,523	1,512	1	1,523	1,652	(8)	5,886
Open Pit	ROM Ton '000	83	77	8	83	145	(43)	401
Total	ROM Ton '000	1,607	1,589	1	1,607	1,797	(11)	6,288
Surface Stockpiles					-			
Underground Ore	ROM Ton '000	31	49	(37)	31	64	(52)	31
Open Pit Ore	ROM Ton '000	24	30	(18)	24	17	44	24
Total	ROM Ton '000	55	79	(30)	55	81	(32)	55
Tons Processed								
Underground	ROM Ton '000	1,520	1,392	9	1,520	1,552	(2)	5,887
Open Pit	ROM Ton '000	68	72	(5)	68	148	(54)	321
Total	ROM Ton '000	1,588	1,464	8	1,588	1,700	(7)	6,208
Grade								
Plant Head	g/t	2.73	2.73	(0.16)	2.73	2.86	(4.69)	2.77
Recoveries	%	76	77	-1	76	78	-2	77
PGM Production								
Platinum	Ozs	63,860	58,930	8	63,860	73,239	(13)	254,804
Palladium	Ozs	30,855	28,541	8	30,855	35,166	(12)	122,807
Rhodium	Ozs	11,259	10,403	8	11,259	12,679	(11)	44,704
Gold	Ozs	518	496	5	518	629	(18)	2,166
Total PGM (3E+Au)	Ozs	106,493	98,370	8	106,493	121,713	(13)	424,482
Iridium	Ozs	4,354	4,073	7	4,354	4,931	(12)	17,449
Ruthenium	Ozs	18,317	17,148	7	18,317	21,118	(13)	73,743
Total PGE (5E+Au)	Ozs	129,164	119,591	8	129,164	147,762	(13)	515,674
Base Metals Production								
Nickel	Tonnes	109	103	5	109	117	(7)	427
Copper	Tonnes	49	45	9	49	51	(4)	188
Chromite (000)	Tonnes	77	75	3	77	91	(15)	339

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2007	Previous Quarter Jun 2007	+/- % Quarter on Quarter	YTD 3 months to Sep 07	Previous 3 months to Sep 06	+/- % Year on Year	Rolling Average 12 Months
Safety								
DIIR	Rate/200,000 man hours	0.40	0.36	(10.00)	0.40	0.21	(47.50)	0.40
Revenue								
Gross Revenue	R'M	333	311	7	333	256	30	1,301
PGM basket Price	$/oz	1,480	1,453	2	1,480	1,283	15	1,398
Gross cash margin	%	33	35	(5)	33	43.0	(23)	41
Nickel Price	$/lb	13.70	21.79	(37.14)	13.70	13.22	3.60	17.32
Copper Price	$/lb	3.50	3.46	1.08	3.50	3.48	0.50	3.21
Ave R/$ rate		7.11	7.08	0.44	7.11	7.09	0.30	7.20
Cash Costs on-mine								
Per ROM ton	R/ton	390	348	12	390	328	19	357
	$/ton	55	49	12	55	46	19	50
Per PGM oz (3E+Au)	R/oz	6,321	6,274	1	6,321	4,734	34	5,613
	$/oz	889	886	0	889	668	33	780
Per PGE (5E+Au)	R/oz	5,255	5,242	0	5,255	3,906	35	4,652
	$/oz	739	740	(0)	739	551	34	646
Capital expenditure								
Current/Sustaining 100%	R'000s	10,825	49,301	(78)	10,825	2,630	312	136,388
	$'000s	1,522	6,959	(78)	1,522	371	310	18,952
Expansion 100%	R'000s	5,276	4,531	16	5,276	45,470	(88)	32,517
	$'000s	742	640	16	742	6,413	(88)	4,519
Tons Mined								
Underground	ROM Ton '000	299	204	46	299	170	76	890
Open Pit	ROM Ton '000	284	389	(27)	284	340	(17)	1,464
Total	ROM Ton '000	582	593	(2)	582	510	14	2,353
Surface Stockpiles								
Underground Ore	ROM Ton '000	14	9	61	14	127	(89)	14
Open Pit Ore	ROM Ton '000	163	184	(11)	163	39	316	163
Total	ROM Ton '000	178	193	(8)	178	167	7	178
Tons Processed								
Underground	ROM Ton '000	263	208	26	263	141	86	830
Open Pit	ROM Ton '000	308	374	(18)	308	305	1	1,321
Total	ROM Ton '000	571	582	(2)	571	445	28	2,151
Grade								
Plant Head	g/t	3.10	3.10	(0.03)	3.10	3.07	0.95	3.19
Recoveries	%	62	56	10	62	70	-12	62
PGM Production								
Platinum	Ozs	21,844	20,164	8	21,844	18,588	18	84,153
Palladium	Ozs	9,742	8,963	9	9,742	8,944	9	38,519
Rhodium	Ozs	3,367	2,917	15	3,367	3,098	9	13,025
Gold	Ozs	246	242	2	246	235	5	1,014
Total PGM (3E+Au)	Ozs	35,200	32,286	9	35,200	30,865	14	136,712
Iridium	Ozs	1,332	1,171	14	1,332	1,183	13	5,152
Ruthenium	Ozs	5,805	5,187	12	5,805	5,356	8	23,086
Total PGE (5E+Au)	Ozs	42,337	38,644	10	42,337	37,404	13	164,949
Base Metals Production								
Nickel	Tonnes	55	51	9	55	55	1	219
Copper	Tonnes	32	28	14	32	30	6	120
Chromite (000)	Tonnes (000)	45	41	10	45	23	96	162

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current	Previous	+/- %	YTD	Previous	+/- %	Rolling Average
		Quarter Sep 2007	Quarter Jun 2007	Quarter on Quarter	3 months to Sep 07	3 months to Sep 06	Year on Year	12 Months
Safety								
DIIR	Rate/200,000 man hours	0.72	0.62	(14)	0.72	0.95	31.94	0.72
Revenue								
Gross Revenue	R'M	463	400	16	463	318	45	1,613
PGM basket Price	$/oz	1,475	1,438	3	1,475	1,199	23	1,355
Gross cash margin	%	62	64	(2)	62	64.0	(3)	62
Nickel Price	$/lb	13.70	21.79	(37)	13.70	13.22	3.60	17.32
Copper Price	$/lb	3.50	3.46	1.08	3.50	3.48	0.50	3.21
Ave R/$ rate		7.11	7.08	0.37	7.11	7.09	0.30	7.20
Cash Costs on-mine								
Per ROM ton	R/ton	271	252	8	271	190	43	251
	$/ton	38	36	7	38	27	41	35
Per PGM oz (3E+Au)	R/oz	3,566	3,528	1	3,566	2,899	23	3,543,992
	$/oz	502	498	1	502	409	23	492,475
Per PGE (5E+Au)	R/oz	2,903	2,893	0	2,903	2,460	18	2,930,265
	$/oz	408	408	(0)	408	347	18	407,191
Capital expenditure								
Current/Sustaining 100%	R'000s	11,020	16,203	(32)	11,020	29,046	(62)	89,294
	$'000s	1,550	2,287	(32)	1,550	4,097	(62)	12,408
Expansion 100%	R'000s	-	1,230	(100)	-	19,852	(100)	5,270
	$'000s	-	174	(100)	-	2,800	(100)	732
Tons Mined								
Underground	ROM Ton '000	606	531	14	606	323	88	2,087
Open Pit	ROM Ton '000	69	47	47	69	290	(76)	346
Total	ROM Ton '000	676	578	17	676	613	10	2,434
Surface Stockpiles					-			
Underground Ore	ROM Ton '000	37	7	423	37	-	-	37
Open Pit Ore	ROM Ton '000	11	4	153	11	4	177	11
Total	ROM Ton '000	48	11	320	48	4	1,105	48
Tons Processed								
Underground	ROM Ton '000	580	528	10	580	323	80	2,058
Open Pit	ROM Ton '000	63	45	40	63	286	(78)	358
Total	ROM Ton '000	643	573	12	643	609	6	2,416
Grade								
Plant Head	g/t	2.94	2.84	3.52	2.94	2.98	(1.34)	2.88
Recoveries	%	80	78	3	80	72	11	765
PGM Production								
Platinum	Ozs	28,890	23,883	21	28,890	23,459	23	99,829
Palladium	Ozs	14,486	12,544	15	14,486	14,140	2	52,873
Rhodium	Ozs	5,069	4,155	22	5,069	3,697	37	16,907
Gold	Ozs	396	341	16	396	421	(6)	1,453
Total PGM (3E+Au)	Ozs	48,841	40,923	19	48,841	41,717	17	171,062
Iridium	Ozs	1,983	1,598	24	1,983	1,339	48	6,384
Ruthenium	Ozs	9,173	7,382	24	9,173	6,111	50	29,444
Total PGE (5E+Au)	Ozs	59,997	49,904	20	59,997	49,167	22	206,889
Base Metals Production								
Nickel	Tonnes	75	60	25	75	57	31	242
Copper	Tonnes	36	29	23	36	28	29	119
Chromite (000)	Tonnes (000)	-	-	-	-	-	-	-

Statistical Information: Mimosa

QUARTERLY REPORT SEPTEMBER 2007								
Mimosa								
		Current	Previous	+/- %	YTD	Previous	+/- %	Rolling
		Quarter	Quarter	Quarter on	3 months	3 months	12 Months	12 Months
	Unit	Sep-07	Jun-07	Quarter	Sep-07	Sep-06	Ytd	Sep-07
Safety								
DIIR	Rate/200 000	**0.23**	**0.23**	0	0.23	0.27	15	0.33
	man hours							
Revenue								
Gross Revenue	US$M	**54.8**	**60.4**	(9)	54.8	47.1	17	**206.5**
PGM basket Price	US$/oz	**1,065**	**1,047**	2	1065	958	11	**1,001**
Gross cash margin	%	**71**	**77**	(8)	71	76	(7)	**72**
Nickel Price	US$/lb	**17.95**	**20.52**	(13)	17.95	9.71	85	**16.79**
Copper Price	USc/lb	**346**	**317**	9	346	339	2	**323**
Cash Costs								
Per Rom ton	US$/ton	**38**	**31**	24	38	33	(18)	**36**
Per PGM ounce 3E+Au	US$/oz	**437**	**350**	25	437	356	(23)	**405**
Per PGM ounce 3E+Au	US$/oz	**(150)**	**(289)**	(48)	(150)	11	1,468	**(169)**
(after by-product credit)								
Per 6 PGM ounce 5E+Au	US$/oz	**415**	**331**	25	**415**	337	(23)	**383**
Per 6 PGM ounce 5E+Au	US$/oz	**(133)**	**(260)**	(49)	**(133)**	16	924	**(149)**
(after by-product credit)								
Capital								
Expenditure								
Current	US$ ' 000s	**1,372**	**2,774**	(51)	1,372	2,350	42	**7,315**
Expansion	US$ ' 000s	**6,344**	**3,608**	76	6,344	410	(1,446)	**11,599**
Mining								
Underground	RoM ton '000	457	449	2	457	488	(6)	1817
Surface Stock Piles								
Underground	ton '000	379	361	5	379	231	64	379
Tonnes Processed								
Milled	ton '000	439	481	(9)	439	468	(6)	1664
Grade								
Plant Head	g/t	3.59	3.64	(1)	3.59	3.64	(1)	3.64
Recoveries	%	76.2	77.9	(2)	76.2	78.0	-2	76.7
PGM Production								
Platinum	Ozs	19,644	21,724	(10)	19,644	21,613	(9)	75,802
Palladium	Ozs	14,883	16,494	(10)	14,883	16,486	(10)	57,613
Rhodium	Ozs	1,517	1,688	(10)	1,517	1,671	(9)	5,876
Gold	Ozs	2,616	2,826	(7)	2,616	2,963	(12)	10,206
Total	**Ozs**	**38,660**	**42,732**	**(10)**	**38,660**	**42,733**	**(10)**	**149,497**
Ruthenium	Ozs	1,357	1,632	(17)	1,357	1,606	(16)	5,619
Iridium	Ozs	715	806	(11)	715	826	(13)	2,837
Total 5E + Au	**Ozs**	**40,732**	**45,170**	**(10)**	**40,732**	**45,165**	**(10)**	**157,952**
Base Metals								
Production								
Nickel	Tons	537	587	(9)	537	574	(6)	2,041
Copper	Tons	441	485	(9)	441	475	(7)	1,698
Cobalt	Tons	16	18	(11)	16	18	(11)	62

Note : Cash Cost Per RoM ton calculated using milled tonnage .
PGM Basket calculated based on gross sales.

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2007	Previous Quarter Jun 2007	+/- % Quarter on Quarter	YTD 3 months to Sep 07	Previous 3 months to Sep 06	+/- % Year on Year	Rolling Average 12 Months
Safety								
DIIR	Rate/200,000 man hours	-	-	-	-	-	-	-
Revenue								
Gross Revenue	R'M	26	19	38	26	18	46	86
PGM basket Price	$/oz	1,775	1,856	(4)	1,775	1,622	9	1,744
Gross cash margin	%	80	77	4	80	79.0	1	78
Nickel Price	$/lb	13.70	21.79	(37.14)	13.70	13.22	3.60	17.32
Copper Price	$/lb	3.50	3.46	1.08	3.50	3.48	0.50	3.21
Ave R/$ rate		7.11	7.08	0.37	7.11	7.09	0.30	7.20
Cash Costs on-mine								
Per ROM ton	R/ton	76	65	16	76	144	(47)	85
	$/ton	11	9	16	11	20	(47)	12
Per PGM oz (3E+Au)	R/oz	1,976	2,382	8	1,976	2,202	(10)	2,285
	$/oz	278	336	8	278	311	(11)	318
Per PGE (5E+Au)	R/oz	1,407	1,599	8	1,407	1,526	(8)	1,551
	$/oz	198	226	8	198	215	(8)	216
Capital expenditure								
Current/Sustaining 100%	R'000s	-	-	-	-	1,159	(100)	-
	$'000s	-	-	-	-	166	(100)	-
Expansion 100%	R'000s	-	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-	-
Tons Mined								
Underground	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Open Pit	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Total	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Surface Stockpiles								
Underground Ore	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Open Pit Ore	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Total	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Tons Processed								
Underground	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Open Pit	ROM Ton '000	70	69	2	70	26	168	225
Total	ROM Ton '000	70	69	2	70	26	168	225
Grade								
Plant Head	g/t	5.00	4.00	25.12	5.00	3.33	50.21	4.64
Recoveries	%	23	22	6	23	64	-64	25
PGM Production								
Platinum	Ozs	1,673	1,157	45	1,673	1,020	64	5,166
Palladium	Ozs	605	408	48	605	377	61	1,837
Rhodium	Ozs	396	308	29	396	311	27	1,336
Gold	Ozs	6	4	62	6	3	109	18
Total PGM (3E+Au)	Ozs	2,681	1,877	43	2,681	1,711	57	8,377
Iridium	Ozs	190	159	19	190	96	98	701
Ruthenium	Ozs	893	759	18	893	662	35	3,263
Total PGE (5E+Au)	Ozs	3,764	2,795	35	3,764	2,469	52	12,341
Base Metals Production								
Nickel	Tonnes	5	5	6	5	1	376	15
Copper	Tonnes	1	4	(69)	1	2	(33)	9
Chromite (000)	Tonnes (000)	-	-	-	-	-	-	

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Alternate to Kofi Morna

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Anton Wheeler	Managing Director
Ayanda Khumalo	Finance Director
Graham Ferreira	General Manager Admin & Company Secretary
Hugo Höll	General Manager Everest
Willie Byleveld	General Manager Marikana
Gordon Ramsay	General Manager Metallurgy
Rudi Rudolph	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Issued Capital

At 30 September 2007, the Company had on issue:
85,511,422 fully paid common shares and 1,019,687 unlisted options

Substantial Shareholders 30 September 2007	Number of Shares	Percentage
Impala Platinum Holdings Ltd	7,127,276	8.33
Nutraco Nominees Limited	5,626,120	6.58

Trading Information

ISIN number BMG0440M1029

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Morgan Stanley & Co International Limited 20 Cabot Square, Canary Wharf London, E14 4QW Telephone: +44 (0) 20 7425 8000 Facsimile: +44 (0)20 7425 8990 **Investec Securities Limited** Investec Bank (UK) Limited 2 Gresham Street London, EC2V 7QP Telephone: +44 (0)20 7597 5970 Facsimile: +44 (0)20 75975120	**Euroz Securities** Level 14, The Quadrant 1 William Street Perth WA 6000 Telephone: +61 (0)8 9488 1400 Facsimile: +61 (0)8 9488 1478	**Investec Bank Limited** 100 Grayston Drive Sandown Sandton 2196 Telephone: +27 (0)11 286 7326 Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd

54% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building,
5 Skeen Boulevard, Bedfordview
South Africa 2007

Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151, Australia

Postal Address PO Box 485, South Perth, WA 6151, Australia.
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS(SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

2 October 2007

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

The Company has received notice that AEGON UK plc Group has increased its notifiable interest in the Company to 5.30%. The AEGON UK plc Group now holds 4,530,885 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

Aquarius Platinum Limited

Financial Statements

for the year ended 30 June 2008

CORPORATE DIRECTORY

Exempt Company Number

EC 26290

Incorporated in Bermuda

Registered Office

Clarendon House
2 Church Street
Hamilton
Bermuda

Board of Directors

Nicholas Sibley
Stuart Murray
Sir William Purves
David Dix
Edward Haslam
Tim Freshwater
Kofi Morna
Zwelakhe Mankazana (Alternate Director for Kofi Morna)

Company Secretary

Willi Boehm

Stock Exchange Listings

Aquarius Platinum Limited is listed on the Australian Stock Exchange (AQP.AX), the London Stock Exchange (AQP.L), and the JSE Securities Exchange South Africa (AQP.ZA).

Share Registers

Australia	United Kingdom	South Africa
Computershare Investor Services	Computershare Investor	Computershare Investor Services
Pty Limited	Services Plc	2004 (Pty) Limited
Level 2, Reserve Bank Building	The Pavilions	8th Floor
45 St Georges Terrace	Bridgewater Road	70 Marshall Street
Perth, Western Australia 6000	Bedminster Down	Johannesburg, 2001
	Bristol BS99 7NH	South Africa
Telephone:+61 8 9323 2000	Telephone:+44 870 702 0002	Telephone:+27 11 370 5000
Facsimile:+61 8 9323 2033	Facsimile:+44 870 703 6119	Facsimile:+27 11 688 7707

Internet Address

www.aquariusplatinum.com
info@aquariusplatinum.com

The directors of Aquarius Platinum Limited (Aquarius) provide hereunder their report as to the results and state of affairs of the group for the financial year ended 30 June 2008. The consolidated financial information is presented in US Dollars.

DIRECTORS

The names of the directors of the parent entity in office during the financial year and until the date of this report are as follows:

Nicholas T. Sibley, FCA

Non-executive Chairman

Mr Sibley is a Chartered Accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Aquarius Platinum Board during October 1999 and assumed the Chairmanship in July 2002. Mr Sibley is a member of the Audit/Risk, Nomination and Remuneration & Succession Planning Committees of the Group.

Stuart A. Murray B.Sc (Eng), AMI ChemE

Chief Executive Officer

Mr Murray joined Aquarius Platinum Limited during May 2001 and was appointed Chief Executive Officer in September 2001. After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited. He is Chairman of Aquarius Platinum (South Africa) (Pty) Ltd, the Group's 67.5% owned subsidiary. Mr Murray sits on the Boards of Mimosa Investments Limited the Group's 50% owned Zimbabwean subsidiary, Platinum Mile Resources (Pty) Limited the Group's 50% owned tailings retreatment company, and Aquarius Platinum (SA) Corporate Services (Pty) Limited, the owner of 50% of the Chrome Tailings Retreatment Plant. Mr Murray is a member of the Nomination Committee and Executive Committee of AQP (SA).

Sir William Purves, CBE DSO GBM

Non-executive Director

Sir William Purves joined The Hongkong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group) being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years service. Sir William Purves is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He was also a member of the Executive Council, Hong Kong's highest policy-making body. He was appointed a Commander of the Order of the British Empire in 1990 and was Knighted in 1993. Sir William Purves was appointed to the Aquarius Platinum Board during February 2004 and is Chairman of the Audit/Risk Committee, Senior Independent Director of the Company and a member of the Nomination Committee.

David R. Dix

Non-executive Director

Mr Dix's background is in economics, law and taxation and he is a Barrister and Solicitor in the High Court of Australia. He has held various positions with Shell Australia Limited and worked for 16 years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specialising in the mining industry, including Head of Resources for Asia Pacific and in London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector. He brings to Aquarius a wealth of experience gained in the international business and resources communities. Mr Dix was appointed to the Aquarius Platinum Board during March 2004 and is a member of the Audit/Risk, and Nomination Committees.

G. Edward Haslam

Non-executive Director

Mr Haslam joined Lonmin plc in 1981 and was appointed a director of Lonmin plc in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin plc in April 2004. Mr Haslam is Chairman of Finnish Nickel Mining Company Talvivaara plc, which completed its listing on the LSE on June 1st 2007 and is Senior Independent Director of the South African company Namakwa Diamonds Ltd., which completed its listing on the JSE in December 2008. Mr Haslam was appointed to the Aquarius Platinum Board during May 2004 and is Chairman of the Remuneration & Succession Planning Committee and a member of the Audit/Risk, and Nomination Committees.

Tim Freshwater

Non-executive Director

Mr Freshwater is a solicitor in the UK and Hong Kong and has been involved in Asian markets for over 35 years. Mr Freshwater, Vice Chairman of Goldman Sachs Asia, is also a director of a number of companies, including Swire Pacific Limited, Chong Hing Bank Limited, Cosco Pacific Limited and Grosvenor Asia Limited. He is a member of the board of directors of the Community Chest of Hong Kong and a Council Member of the Hong Kong Trade Development Council. Mr Freshwater was appointed to the Aquarius Platinum Board during August 2006 and is a member of the Nomination Committee.

Kofi Morna

Non-executive Director

Mr Morna is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Prior to joining Savannah Resources, Mr Morna worked with the International Finance Corporation as an Investment Officer, Gemini Consulting as a Senior Management Consultant and Schlumberger Oilfield Services as a Field Engineer. Mr Morna holds an MBA from the London Business School and a BS from Princeton University in the United States. He is currently a director of Mkhombi Holdings and Delta Iron Ore. Mr Morna joined the Board of AQP(SA) in February 2005 and was appointed to the Aquarius Platinum Board during February 2007. Mr Morna is a member of the Nomination Committee of the Group.

Zwelakhe Mankazana

Alternate Director for Kofi Morna

Mr Mankazana was appointed as Alternate Director for Mr Kofi Morna on the Aquarius Platinum Limited Board during February 2007. He is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Mr Mankazana holds an MSc in Economics from the Patrice Lumumba University of Friendship. In addition to his interests in mining, Mr Mankazana is also a director of South African mobile operator Cell C, Emerald Casinos and Resorts, New Millennium Telecommunications and Ubambo Investment Holdings Limited. He is involved in community development as a trustee on several development trusts. Mr Mankazana joined the Board of AQP(SA) in February 2005.

Willi M.P. Boehm,

Company Secretary

Mr Boehm joined Aquarius in June 1995. He has been with the Company since the commencement of its involvement in the platinum sector and is responsible for the Company's Corporate Affairs. He has 28 years experience.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report, the interest of the Directors in the shares and options of Aquarius Platinum were:

Director	Common Shares	Options exercisable at £0.85 per share up to 11 October 2011
N.T. Sibley	1,600,000	-
S.A Murray	1,319,730	209,865
Sir W. Purves	-	-
D.R. Dix	-	-
G.E. Haslam	15,000	-
K. Morna	-	-
T. Freshwater	-	-
Z. Mankazana	-	-

PRINCIPAL ACTIVITIES

The principal activities of companies within the group during the financial year were mineral exploration, mine development, concentrate production and investment. During the year, the principal focus revolved around the operations of the Kroondal platinum mine, the Marikana platinum mine, the Mimosa platinum mine the Everest platinum mine and the Chrome Tailings Retreatment Plant.

RESULTS OF OPERATIONS

The consolidated net profit of the group after provision for income tax and outside equity interests was $236.474m (2007: $187.223m).

REVIEW OF OPERATIONS

Operational highlights during the year included:

- Group attributable production of 500,203 PGM ounces (2007: 530,726 PGM ounces), down 6%
- Increase in underground production at all operations
- Improved margins at Kroondal and Everest, despite industrial relations and electrical supply issues
- Shift to mine operator at Everest, and new proactive labour structures and bonus systems implemented at Kroondal, Marikana and Everest
- Operational management bolstered with new appointments

Production of PGMs attributable to shareholders of Aquarius decreased 6% to 500,203 PGM ounces from 530,726 PGM ounces. Production was stronger in the first half, as the Group's expansion program was interrupted by industrial action and electrical supply issues in the second half, notably at the Everest Mine where the company moved from contractor mining to mine-operator.

In April 2008, Aquarius completed the repurchase of Implats' 21,425,898 shares in Aquarius Platinum Limited (approximately 8.4% of the outstanding share capital at the time), and the repurchase by AQP(SA) of Implats' 20% stake in AQP(SA) for a total consideration of approximately $780 million (including a Secondary Tax charge of $45.821m). This increased Aquarius' interest in AQP(SA) from 54% to 67.5% and raised BEE ownership to 32.5% resulting in an increased share of earnings from AQP(SA) for AQP. This was partly funded by the issue of 23,144,000 shares for a consideration of $368.096 million and new borrowings of $200.360 million.

On 4 June 2008, Aquarius Platinum completed the acquisition of a 50% interest in Platinum Mile Resources (Pty) Ltd, from a consortium of private investors and Mvelaphanda Holdings (Pty) Limited. Consideration for the 50% equity interests in Platmile comprised $22.9 million and 2,680,854 shares in Aquarius.

In Zimbabwe, Aquarius announced the completion of the Wedza phase 5 expansion project during the year.

In Zimbabwe, the Indigenisation and Economic Empowerment Bill mandating 51% of indigenous ownership was enacted into law during the last quarter of the financial year. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into the amendments to the Mines and Minerals Act which are yet to be brought before parliament.

Operating Results

Aquarius recorded consolidated earnings for the year to 30 June 2008 of $236.474 million, equal to US92.0 cents per share, a 26% increase in net profit over the previous year. The increase is attributed to higher commodity prices offset by a 6% reduction in attributable production to 500,203 PGM ounces and a once-off charge against earnings of $30.929 million paid as Aquarius' share of a Secondary Tax on Companies charge on the repurchase of Implats shares in Aquarius' subsidiary, AQP(SA). The PGM (4E) basket price (platinum, palladium, rhodium and gold) rose to US$1,762 per ounce compared to US$1,293 in the previous year.

Revenues from ordinary activities for the year rose 30% to $919.012 million (comprising sales revenue of $890.91 million and interest and other income of $28.095 million) from $709.183 million (sales revenue $690.0 million and interest and other income of $19.183 million). The increased revenue was due mainly to a 36% increase in the average PGM basket price over the year offset by a 6% reduction in attributable production.

The Group cash balance was $170.956 million at 30 June 2008.

DIVIDENDS

The 2007 final dividend of 30 US cents per common share (before three for one share split) was paid during October 2007. An interim dividend of 10 US cents per common share was paid during March 2008. The directors have declared a final dividend of 10 US cents per common share for the year ended 30 June 2008. The final dividend is payable on 3 October 2008.

SIGNIFICANT CHANGES IN THE GROUP'S STATE OF AFFAIRS

The directors are not aware of any significant changes in the state of affairs of the group that occurred during the financial year, which has not been covered elsewhere in this annual report.

EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

The directors declared a dividend of $0.10 per share on 7 August 2008. There have been no other reportable events subsequent to the end of the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Other than matters referred to in this report, the directors make no comments regarding the likely developments in the operations of the group and the expected results of those operations in subsequent financial years. In the opinion of the directors, any further disclosures might prejudice the interests of the group.

ENVIRONMENTAL REGULATION AND PERFORMANCE

Companies within the Aquarius Platinum group are required, on cessation of mining operations, to rehabilitate the relevant mining area on which mining operations have been conducted. Mr Anton Wheeler, Managing Director of AQP(SA), is the officer responsible for compliance on these matters for all South African properties within the Group. Mr Winston Chitando Managing Director of Mimosa Group of Companies in Zimbabwe, is the officer responsible on these matters for all Zimbabwean located properties within the Group. The company makes annual contributions to established trusts in order to provide for its obligations in respect of environmental rehabilitation. Environmental activities are continuously monitored to ensure that established criteria from each operations' environmental management programme, approved by relevant authorities, has been met. There have been no known significant breaches of any environmental conditions.

MEETINGS OF DIRECTORS

The number of meetings of the board of directors of the parent entity held during the year ended 30 June 2008 and the number of meetings attended by each director are tabled below:

Director	Number of meetings held whilst in office				Number of meetings attended			
	Board	Remuneration & Succession Planning	Audit/Risk	Nomination	Board	Remuneration & Succession Planning	Audit & Risk Management	Nomination
N.T. Sibley	5	1	4	1	5	1	4	1
S.A. Murray	5	-	-	1	5	-	-	1
D.R. Dix	5	-	4	1	5	-	4	1
G.E. Haslam	5	1	4	1	5	1	4	1
Sir W. Purves	5	-	4	1	5	-	4	1
T. Freshwater	5	-	-	1	4	-	-	1
K. Morna	5	-	-	1	5	-	-	1
Z. Mankazana	5	-	-	1	1	-	-	-

DIRECTORS' AND OFFICERS' INSURANCE

During the year, the parent entity has paid an insurance premium in respect of a contract insuring against liability of current directors and officers. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as such disclosure is prohibited under the terms of the contract.

GOING CONCERN

The Directors are satisfied that the company has adequate financial resources to continue in operational existence for the foreseeable future. The financial statements have been prepared on the going concern basis.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Board is responsible for determining and reviewing compensation arrangements for the Directors and executive management. The Board assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to industry and market conditions. In determining the nature and amount of officers' emoluments, the Board takes into consideration the Company's financial and operational performance.

Details of the nature and amount of each element of the emolument of each Director of the group and the top 5 executives in aggregate during the financial year are shown in the table below. Refer also Note 34 – Share Based Payment Plans and Note 35 – Related Party Disclosures for participation by the Directors' and the top 5 executives in the Company's Share Plan and Option Plan.

	Short Term							Post Employment	
Director	Board Fee $	Remuneration Committee $	Senior Independent Director $	Audit/Risk Committee $	Base Salary $	Bonus $	Share options $	Retirement Benefits $	Total $
N.T. Sibley	195,000	-	-	-	-	-	-	-	195,000
S.A. Murray	75,000	-	-	-	778,999	756,789	-	43,060	1,653,848
D.R. Dix	75,000	-	-	7,500	-	-	-	-	82,500
G.E. Haslam	75,000	12,000	-	7,500	-	-	-	-	94,500
Sir W. Purves	75,000	-	15,000	15,000	-	-	-	-	105,000
T.Freshwater	75,000	-	-	-	-	-	-	-	75,000
K.Moma	75,000	-	-	-	-	-	-	-	75,000
Z. Mankanzana	-	-	-	-	-	-	-	-	-
	645,000	12,000	15,000	30,000	778,999	756,789	-	43,060	2,280,848
Top 5 Executives*	-	-		-	1,018,100	269,553	56,893	267,496	1,612,042

* The Top 5 Executives include 1 Australian based executive and 4 South African based executives.

Signed in accordance with a resolution of the directors.

Stuart Murray
Director
30 September 2008

The following Statement sets out the governance practices of the Aquarius Platinum group.

The Board of Directors of Aquarius Platinum is responsible for the corporate governance of the group. The Board guides and monitors the business affairs of Aquarius Platinum on behalf of shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations), the company will disclose the extent to which it has followed the guidelines and any reasons for departure from these. The Board will continue to review and respond to corporate governance requirements. For further information on the corporate governance policies adopted by Aquarius Platinum, refer to our website www.aquariusplatinum.com

BOARD OF DIRECTORS

The Board is responsible for the overall management of the Company. It is governed by a Charter, a summary of which can be found on the Aquarius website at www.aquariusplatinum.com. Among other matters, the Charter sets out the framework for the management of the Company, the responsibilities of the Board, its direction, strategies and financial objectives and how they will be monitored.

In order to retain full and effective control over the company and monitor the executive management team, the Board meets regularly and at least on a quarterly basis. Details of Directors' attendance at these meetings is set out in the Directors' Report. In consultation with the Chief Executive Officer and the Company Secretary, the Chairman sets the agenda for these meetings. All Directors may add a matter to the agenda. Key executives of the Company contribute to board papers and are from time to time invited to attend Board meetings.

Each director has the right to seek independent professional advice on matters relating to their position as a director or committee member of the company at the company's expense, subject to prior approval of the Chairman, which shall not be unreasonably withheld.

The names of the Directors in office at the time of this Report and their relevant qualifications and experience are set out in the Directors' Report within this Annual Report. Their status as non-executive, executive or independent directors and tenure on the Board is set out in the table below.

Board Structure			
Name of director in office at the date of this report:	**Date appointed to office**	**Executive/ Non-executive**	**Independent**
N.T. Sibley – Chairman	26 October 1999	Non-executive	Yes
S.A. Murray – Chief Executive Officer	21 May 2001	Executive	No
D.R. Dix	31 March 2004	Non-executive	Yes
G.E. Haslam	1 May 2004	Non-executive	Yes
Sir W. Purves	10 February 2004	Non-executive	Yes
T. Freshwater	9 August 2006	Non-executive	Yes
K.Morna	6 February 2007	Non-executive	No
Z Mankazana	6 February 2007	Non-executive	No

The bye-laws of the company determine that the Board consists of not less than two and no more than nine directors. At the date of this report, the Board is comprised of seven directors, six of whom are non-executive directors, and one executive director, Mr Stuart Murray, Chief Executive Officer.

The division of responsibilities between the Chairman and the Chief Executive Officer is reviewed regularly and is defined below:

- The Chairman, Mr Nicholas Sibley, is responsible for leadership of the Board ensuring its members receive accurate, timely and clear information in order to facilitate effectiveness of its role.

- Mr Stuart Murray, Chief Executive Officer, leads executive management. He has been delegated responsibility by the Board for the day-to-day operation and administration of the Company. The Chief Executive Officer is assisted in managing the business of the Group by the Managing Director, the Executive Committee and the Board of Aquarius Platinum (South Africa) (Pty) Ltd. Mr Murray represents the Group's interests as a director of the Mimosa Group of companies which owns the Mimosa Platinum Mine in Zimbabwe.

INDEPENDENCE OF NON-EXECUTIVE DIRECTORS

Independence of directors in essence means those directors independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of unfettered and independent judgement.

In line with the ASX Principles of Good Corporate Governance and Best Practice Recommendations the Board has accepted the guidelines outlined below in determining the independence of non-executive directors. In accordance with these, all directors, with the exception of Mr Stuart Murray as CEO of the Company and Mr Kofi Morna, who represents SavCon's BEE interests, are deemed independent.

The Board has accepted the following definition of an independent director.

An Independent Director is someone who is not a member of management, is a non-executive director and who:

a) is not a substantial shareholder (5%) of the company or an officer of, or otherwise associated directly with a substantial shareholder of the company;
b) within the last three years has not been employed in an executive capacity by the company or another group member, or been a director after ceasing to hold any such employment;
c) within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;
d) is not a material supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
e) has no material contractual relationship with the company or another group member other than as a director of the company;
f) has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company; and
g) is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company.

SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR

The Senior Independent Non-Executive Director, Sir William Purves, is appointed by the Board.

COMPANY SECRETARY

The Company Secretary, Mr Willi Boehm, is responsible for supporting the effectiveness of the Board by monitoring that Board policy and procedures are complied with, coordinating the flow of information within the Company and the completion and despatch of items for the Board and briefing materials. The Company Secretary is accountable to the Board on all governance matters. All directors have access to the services of the Company Secretary. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

SUCCESSION PLANNING

The Board brings the range of skills, knowledge, international experience and expertise necessary to govern the Group, but it is aware of the need to ensure processes are in place to assist with succession planning, not only for the Board, but within senior management. The Board periodically assesses its balance of skills and those of the group in order to maintain an appropriate balance within the company.

INDUCTION TRAINING AND CONTINUING PROFESSIONAL DEVELOPMENT

In order to assist new directors and key executives in fulfilling their duties and responsibilities within the company, an induction programme is provided by the Chief Executive Officer, which includes meetings with the executive team and visits to the operating sites of the company in South Africa and Zimbabwe. The program enables the new appointees to gain an understanding of the Company's financial, strategic, operational and risk management position. Full access to all documentation pertaining to the company is provided. It ensures new directors and key executives are aware of their rights, duties and responsibilities.

PERFORMANCE REVIEW

The Board of Aquarius conducts a performance review of itself on an ongoing basis throughout the year. The size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives, provides the best guidance and value to the Group.

DIRECTORS' RETIREMENT AND RE-ELECTION

Aquarius' bye-laws determine that at each Annual General Meeting, at least one third of the Board are retired by rotation, therefore holding their positions for no longer than three years. This period of time provides continuity. Non-executive directors are appointed for a three-year term and may be invited to seek reappointment. A Director appointed during the year is subject for election at the forthcoming Annual General Meeting. Pursuant to the bye-laws of the Company, the managing director is not subject to retirement by rotation.

SECURITIES TRADING POLICY

The Board has adopted a policy covering dealings in securities by directors and relevant employees. The policy is designed to reinforce to shareholders, customers and the international community that Aquarius' directors and relevant employees are expected to comply with the law and best practice recommendations with regard to dealing in securities of the Company.

In addition to the Australian Stock Exchange Listing Rules, a director and relevant employees must comply with the Model Code on directors' dealings in securities, as set out in annexure 1 to Listing Rule 9 Chapter 16 of the Rules of the United Kingdom Listing Authority, a copy of which can be found on the Aquarius website at www.aquariusplatinum.com.

In addition to restrictions on dealing in "Closed Periods", a director and relevant employees must not deal in any securities of the Company on considerations of a short term nature and must take reasonable steps to prevent any dealings by, or on behalf of, any person connected with him in any securities of the Company on consideration of a short term nature. In line with the listing rules of the Australian Stock Exchange (ASX), the UK Listing Authority (LSE) and the JSE Securities Exchange South Africa (JSE), all dealings by directors in the securities of the Company are announced to the market.

COMMITTEES OF THE BOARD

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit/Risk Committee, the Remuneration & Succession Planning Committee, and the Nomination Committee. Other committees are formed from time to time to deal with specific matters.

In line with best practice, each of the committees operates under a Charter approved by the Board detailing their role, structure, responsibilities and membership requirements. Each of these Charters is reviewed annually by the Board and the respective committee. Summaries of the Remuneration & Succession Planning, Nomination Committee Charters and a complete Audit/Risk Committee Charter can be found on the Aquarius website at www.aquariusplatinum.com.

AUDIT/RISK COMMITTEE

The Audit/Risk Committee (the Committee) has been established to assist the Board of Aquarius in fulfilling its corporate governance and oversight responsibilities in relation to the company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the external audit process. The Committee is governed by a charter approved by the Board.

The Committee consists of:

- four members;
- only non-executive directors;
- only independent directors; and
- an independent chairperson, who shall be nominated by the Board from time to time but who shall not be the chairperson of the Board.

The members of the Committee at the date of this report are as follows:

- Sir William Purves (Chairman)
- Mr Nicholas Sibley
- Mr David Dix
- Mr Edward Haslam

Qualifications of Audit/Risk Committee members:

Sir William Purves is the Chairman of the Audit Committee and Senior Independent Director of the Company. Sir William joined the Hongkong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group). He was appointed Chief Executive in 1986 and Group Chairman the following year.

Mr Sibley is a chartered accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd.

Mr David Dix's background is in economics, law and taxation. He is a Barrister and Solicitor in the High Court of Australia. He has held positions with Shell Australia Limited, Macquarie Bank Limited and spent nine years with UBS Warburg, based in Melbourne as Head of Resources for Asia Pacific and London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector.

Mr Haslam is the former Chief Executive of Lonmin plc. He joined Lonmin in 1981, was appointed a director in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin in April 2004. Mr Haslam is Chairman of Finnish Nickel Mining Company Talvivaara plc, and is Senior Independent Director of the South African company Namakwa Diamonds Ltd.

The Board deems all members of the Committee have the relevant experience and understanding of accounting, financial issues and the mining industry to enable them to effectively oversee audit procedures.

The Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year to:

- review the results and findings of the audit at year end and half year end and recommend their acceptance or otherwise to the Board; and

- review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made.

The Committee receives regular reports from the external auditor on the critical policies and practices of the company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The Committee assesses the company's structure, business and controls annually. It ensures the Board is made aware of internal control practices, risk management and compliance matters which may significantly impact upon the company in a timely manner.

The Committee meets when deemed necessary and at least twice a year. The Company Secretary acts as secretary of the Committee and distributes minutes to all Board members.

Details of attendance at Committee Meetings are set out in the Directors' Report.

REMUNERATION & SUCCESSION PLANNING COMMITTEE

The members of the Remuneration and Succession Planning Committee (the Committee) at the date of this report are:

- Mr Edward Haslam (Chairman)
- Mr Nicholas Sibley

The Committee is governed by a charter approved by the Board, a summary of which is available on the Company's website www.aquariusplatinum.com. The Board deem all members of the Committee have the relevant experience and understanding to enable them to effectively oversee their responsibilities. The members of the Committee are non-executive directors, both of whom the Board consider independent.

The committee reviews compensation arrangements for the directors and the executive team. The committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles. The nature and amount of directors' and officers' emoluments are linked to the company's financial and operational performance.

In carrying out its responsibilities, the Committee is authorised by the Board to secure the attendance of any person with relevant experience and expertise at Committee meetings, if it considers their attendance to be appropriate and to engage, at the Company's expense, outside legal or other professional advice or assistance on any matters within its charter or terms of reference.

The Committee reviews succession planning for key executive positions (other than executive Directors) to maintain an appropriate balance of skills, experience and expertise in the management of the Company. The Committee does not allow for retirement benefits of Non-executive Directors and Non-executive Directors are remunerated by way of an annual fee in the form of cash and do not receive options or bonus payments.

For details of remuneration of Directors and Executives please refer to the Directors' Report.

The Committee meets as necessary, but must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members. Details of attendance at Committee Meetings is set out in the Directors' Report.

NOMINATION COMMITTEE

In order to fulfil the company's responsibility to shareholders to ensure that the composition, structure and operation of the Board is of the highest standard, the full Board of Aquarius acts as the Nomination Committee. The Board believes the input of all directors is essential due to their respective expertise and knowledge of the platinum industry and exposure to the markets in which the Group operates.

The Board is guided by a Charter, a summary of which is available on www.aquariusplatinum.com. The Board may at times take into consideration the advice of external consultants to assist with this process.

Meetings take place as often as necessary, but the Committee must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members.

Appointments are referred to shareholders at the next available opportunity for election in general meeting.

CONTINUOUS DISCLOSURE

The Company has in place a Continuous Disclosure Policy, a summary of which is available on the website www.aquariusplatinum.com. The Policy is in line with the Australian Stock Exchange's guidance policy on timely and balanced disclosure. This outlines the company's commitment to disclosure, ensuring that timely and accurate information is provided to all shareholders and stakeholders. The Company Secretary is the nominated Communication Officer and is responsible for liaising with the Board to ensure that the Company complies with its continuous disclosure requirements.

A three member Disclosure Committee has been formed comprising the Chief Executive Officer, Mr Stuart Murray, the Company Secretary, Mr Willi Boehm and any one non-executive director. The Disclosure Committee is responsible for overseeing and coordinating the disclosure of information and announcements to the regulatory authorities, analysts, brokers, shareholders, the media and the public.

The Board regularly reviews the company's compliance with its continuous disclosure obligations.

COMMUNICATIONS WITH SHAREHOLDERS

Shareholder communication is given high priority by the Company. In addition to statutory requirements, such as the Annual Report and Financial Statements for the half and full year, Aquarius Platinum maintains a website which contains announcements and quarterly reports which have been released to the listing authorities – the ASX, LSE and the JSE. Media articles and presentations are also placed on the website as they occur so they may be viewed by shareholders and prospective investors. Shareholders are able to contact the Company via the website at info@aquariusplatinum.com. Through the website, shareholders are also given the opportunity to provide an email address through which they are able to receive these documents. The Chief Executive Officer hosts web-casts for the half-year and full-year results, notification of these is provided to all on the website database.

MEETINGS

Aquarius Platinum Notice of Meeting materials are distributed to shareholders with an accompanying explanatory memorandum. These documents present the business of the meeting clearly and concisely and are presented in a manner that will not mislead shareholders or the market as a whole. The Notice is despatched to shareholders in a timely manner providing at least 21 days notice pursuant to the bye-laws of the Company. Each notice includes the business of the meeting, details of the location, time and date of the meeting and proxy voting instructions are included.

Upon release of the Notice of Meeting and Explanatory Memorandum to the ASX, LSE and the JSE, a full text of the Notice of Meeting and Explanatory Memorandums is placed on the website of the Company at www.aquariusplatinum.com for shareholders and other market participants who may consider investing in the company.

CODE OF CONDUCT

The Aquarius Code of Conduct has been developed by the Board to provide a framework for all employees to conduct the business of the Company in an ethical and legal manner. It is important that the Company maintains its obligations to shareholders, the community, contractors and suppliers.

There are areas in which the Company must develop detailed policies in accordance with the requirements of local authorities and comply with local laws. To this end the Code of Conduct stands more as a set of principles developed by the Board to guide employees to act with integrity and make informed choices when communicating or acting on behalf of the Company.

The Board and management of the Company have a clear commitment to the Code of Conduct. A summary of The Code of Conduct is available on www.aquariusplatinum.com.

CORPORATE GOVERNANCE COMPLIANCE

Notification of Departure
Item 8.1: Performance evaluation of the Board and key executives
Explanation of Departure
The Board of Aquarius conducts its performance review of itself on an ongoing basis throughout the year. The small size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives provides the best guidance and value to the Group.
Item 9.1: Disclosure of remuneration policy and procedures
Explanation of Departure
The Group operates in an industry that has a limited number of participants. The industry is under constant pressure from skills shortages and is exposed to a high level of staff poaching. To protect against this, the Company considers it imprudent to disclose the names and the exact value of the remuneration received by each of the top five non-director executives. However, in accordance with the ASX Principles of Good Corporate Governance, the Company advises that the total amount paid, as set out in the Directors' report, to the top 5 non-director executives includes payments in respect of salaries, non-cash benefits such as motor vehicles and superannuation contributions.

Consolidated Income Statement *for the year ended 30 June 2008*

	Note	2008 $'000	2007 $'000
Revenue	7	919,012	709,183
Cost of sales	7	(359,873)	(300,813)
Gross profit		**559,139**	**408,370**
Other income	7	2,109	1,619
Administrative costs	7	(10,467)	(8,972)
Other operating gain/(loss)	7	14,286	(1,341)
Profit from operating activities		565,067	399,676
Finance costs	7	(28,260)	(15,218)
Profit before income tax		**536,807**	**384,458**
Income tax expense	8	(173,214)	(90,861)
Net profit for the year		**363,593**	**293,597**
Attributable to:			
Equity holders of the parent	30	236,474	187,223
Minority interest		127,119	106,374
		363,593	**293,597**
Earnings per share			
Basic earnings per share (cents per share)	9	91.98	72.84*
Diluted earnings per share (cents per share)	9	91.47	72.17*

* Adjusted for three for one share split approved by shareholders on 23 November 2007

Consolidated Balance Sheet *as at 30 June 2008*

	Note	2008 $'000	2007 $'000
ASSETS			
NON CURRENT ASSETS			
Receivables	11	10,795	11,612
Available for sale investments	12	4,804	414
Property, plant and equipment	13	214,314	219,113
Mining assets	14	284,629	299,672
Goodwill	15	58,505	-
Total Non Current Assets		**573,047**	**530,811**
CURRENT ASSETS			
Cash and cash equivalents	18	170,956	287,663
Trade and other receivables	19	186,964	100,577
Inventories	20	35,941	26,123
Total Current Assets		**393,861**	**414,363**
TOTAL ASSETS		**966,908**	**945,174**
EQUITY AND LIABILITIES			
CAPITAL AND RESERVES			
Issued capital	28	13,103	12,823
Shares reserved for share plan	28	(1,012)	-
Reserves	29	279,292	126,202
Retained earnings	30	217,531	317,113
Equity Attributable to Equity Holders of the Parent		**508,914**	**456,138**
Minority Interest	31	**35,600**	**176,407**
TOTAL EQUITY		**544,514**	**632,545**
NON CURRENT LIABILITIES			
Payables	21	2,219	54,228
Interest bearing loans and borrowings	22	1,657	31,272
Deferred tax liabilities	8	92,288	103,378
Provisions	23	58,618	69,026
Total Non Current Liabilities		**154,782**	**257,904**
CURRENT LIABILITIES			
Trade and other payables	24	56,294	44,715
Interest bearing loans and borrowings	25	208,161	4,583
Current tax liabilities	8	1,644	4,851
Provisions	26	474	576
Derivative financial instruments	27	1,039	-
Total Current Liabilities		**267,612**	**54,725**
TOTAL LIABILITIES		**422,394**	**312,629**
TOTAL EQUITY AND LIABILITIES		**966,908**	**945,174**

Consolidated Cash Flow Statement *for the year ended 30 June 2008*

	Note	2008 $'000	2007 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		894,269	654,238
Payments to suppliers and employees		(378,364)	(263,491)
Interest received		28,095	19,183
Interest and other finance costs paid		(19,628)	(11,511)
Other income		2,111	1,619
Income taxes paid		(175,851)	(59,251)
NET CASH FROM OPERATING ACTIVITIES		**350,632**	**340,787**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for property plant & equipment and mine development costs		(65,743)	(57,169)
Payments for mine closure/rehabilitation costs		(4,372)	(3,612)
Acquisition of joint venture interest net of cash acquired	16	(22,899)	-
Redeemable deposit		(32,159)	-
Payments for purchase of equity investments		(4,434)	(50,456)
NET CASH USED IN INVESTING ACTIVITES		**(129,607)**	**(111,237)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		370,203	5,972
Share issue costs		(8,035)	-
Share buy back		(733,813)	-
Return of capital		(14,587)	-
Proceeds from borrowings		210,361	509
Repayment of share-plan loans		-	313
Repayment of borrowings		(82,773)	(87,974)
Purchase of shares reserved for share plan		(1,012)	-
Dividends paid		(51,307)	(25,364)
Dividends paid by subsidiary to minority interests		(9,118)	-
NET CASH USED IN FINANCING ACTIVITIES		**(320,081)**	**(106,544)**
Net increase/(decrease) in cash held		**(99,056)**	**123,006**
Cash and cash equivalents at beginning of the financial year		287,663	162,425
Net foreign exchange differences		(17,651)	2,232
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	18	**170,956**	**287,663**

Consolidated Statement of Recognised Income and Expenses *for the year ended 30 June 2008*

	Note	2008 $'000	2007 $'000
Foreign currency translation adjustments		(49,001)	5,488
Net gain/(loss) recognised directly in equity		(49,001)	5,488
Net profit for the year		363,593	293,597
TOTAL RECOGNISED INCOME AND EXPENSES FOR THE YEAR		**314,592**	**299,085**
Attributable to:			
Equity holders of the parent		209,286	190,186
Minority interest		105,306	108,899
TOTAL RECOGNISED INCOME AND EXPENSES FOR THE YEAR		**314,592**	**299,085**

1. CORPORATE INFORMATION

The consolidated financial statements of Aquarius Platinum Limited (Aquarius or the Company) for the year ended 30 June 2008 were authorised for issue in accordance with a resolution of the directors on 30 September 2008. Aquarius Platinum Limited is a limited company incorporated and domiciled in Bermuda whose shares are publicly traded. The principal activities of the Group are described in the Directors' Report.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments and derivative financial instruments that have been measured at fair value.

Statement of Compliance

The consolidated financial statements of Aquarius Platinum Limited and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated financial information is presented in US Dollars and has been rounded to the nearest thousand US Dollars unless otherwise stated.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Aquarius, the parent company and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries are consolidated from the date the parent entity obtains control and continue to be consolidated until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of subsidiaries appears in Note 35(a).

Acquisitions are accounted for using the purchase method of accounting.

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

Minority interest principally represents the interests in AQP(SA) not held by the Company.

Acquisition of minority interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the share of net assets acquired is recognised in equity.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 July 2007. The adoption of these new and revised Standards and Interpretations, including IFRS 7 Financial Instruments: Disclosures, had no material effect on the profit and loss or financial position of the group.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying the Group's accounting policies, management has made the following judgements and estimations, which have the most significant effect on the amounts recognised in the financial statements. The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

- *Determination of mineral resources and ore reserves*

  Aquarius estimates its mineral resources and ore reserves in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (the 'JORC code'). The information on mineral resources and ore reserves was prepared by or under the supervision of Competent Persons as defined in the JORC code.

  There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

  Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

- *Impairment of capitalised exploration and evaluation expenditure*

  The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

  Factors which could impact the future recoverability include the level of proved and probable mineral reserves, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

  To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

  In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent that it is determined in the future that this capitalised expenditure should be written off, this will reduce profits and net assets in the period in which this determination is made.

- *Impairment of capitalised mine development expenditure*

  The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved and probable and mineral reserves. To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

- *Impairment of property, plant and equipment*

  Property, plant and equipment is reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

  In determining value in use, future cash flows are based on:

  - Estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction;
  - Future production levels;
  - Future commodity prices; and
  - Future cash costs of production

  Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognised, if any, which could in turn impact future financial results.

- *Impairment of goodwill*

  The group determines whether goodwill is impaired at least on an annual basis or more frequently if an indication of impairment exists. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated. Refer note 15 for assumptions.

- *Restoration Provisions*

  The group records the present value of the estimated cost of restoring operating locations in the period in which the obligation arises, which is typically at the commencement of production. The nature of the restoration activities includes the removal of facilities, abandonment of mine sites and rehabilitation of the affected areas. In most instances this arises many years in the future. The application of this policy necessarily requires judgmental estimates and assumptions regarding the date of abandonment, future environmental legislation, the engineering methodology adopted, future technologies to be used and the asset specific discount rates used to determine the present value of these cash flows.

5. SIGNIFICANT ACCOUNTING POLICIES

(a) Investments and other financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised at the trade date i.e. the date the group commits to purchase the asset.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using arm's length market transactions, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis and option pricing models.

Available for sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables or held to maturity financial assets. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Held for trading

Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near future. After initial recognition, investments which are classified as held for trading are measured at fair value. Gains or losses on investments held for trading are recognised in income.

Held to maturity

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(b) Mining Assets

Mining assets comprise exploration, evaluation and mine development costs and the cost of mineral properties acquired.

Exploration and Evaluation Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method. Exploration and evaluation expenditure is capitalised provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or

- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

When the technical feasibility and commercial viability of extracting a mineral resource has been demonstrated then any capitalised exploration and evaluation expenditure is reclassified as capitalised mine development. Prior to reclassification, capitalised exploration and evaluation expenditure is assessed for impairment.

Impairment

The carrying value of capitalised exploration and evaluation expenditure is assessed for impairment at the cash generating unit level whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised exploration and evaluation expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

Mine Development Expenditure

Mine development expenditure represents the costs incurred in preparing mines for production, and includes stripping and waste removal costs incurred before production commences. These costs are capitalised to the extent they are expected to be recouped through successful exploitation of the related mining leases. Once production commences, these costs are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate or are written off if the mine property is abandoned. Costs incurred to maintain production are expensed as incurred against the related production.

Impairment

The carrying value of capitalised mine development expenditure is assessed for impairment whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised mine development expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

(c) Derecognition of Financial Assets and Liabilities

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled) option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(d) Impairment of Financial Assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Asset carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

(e) Foreign Currencies

The consolidated financial statements are stated in US Dollars which is the Company's functional and presentation currency. Each entity in the group determines its own functional currency and items included in each entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded in the applicable functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary items are recorded in the applicable functional currency using the exchange rate at the date of the transaction. All exchange differences are taken to the income statement.

Translation of financial reports of foreign operations

The Mimosa Investments Limited group financial statements incorporate those of its controlled entities in Zimbabwe, which have been prepared using US Dollars as the functional currency. The functional currency of subsidiaries in South Africa is considered to be the South African Rand. The functional currency of subsidiaries in Australia is considered to be the Australian Dollar.

The assets and liabilities of these entities are translated to the group presentation currency at rates of exchange ruling at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a foreign entity, cumulative deferred exchange differences are recognised in the income statement as part of the profit or loss on sale.

(f) Property, Plant and Equipment

All items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment in value. The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and where carrying values exceed their recoverable amount, assets are written down to their recoverable amount.

Property, plant and equipment, excluding land, is depreciated at rates based on the expected useful economic life of each item, using the straight line method. Mine plant is amortised using the lesser of its useful life or the life of the mine based on the straight-line or unit of production method respectively. Buildings and equipment, which includes vehicles and furniture, are depreciated on the straight-line basis at rates, which will reduce their book values to estimated residual values over their expected useful lives. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. The major depreciation rates for all periods presented are:

- Buildings - 3 to 12.5 years
- Furniture and fittings - 3 to 5 years
- Plant and equipment, including assets held under lease - 3 to 13 years

An item of property plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

(g) Business Combinations and Goodwill

On the acquisition of a subsidiary, the purchase method of accounting is used where-by the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and rights, for which fair values cannot be reliably determined, are not recognised.

Goodwill is initially measured at cost being the excess of the cost of the business combination over the Group's share in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

If the fair value attributable to the Group's share of the identifiable net assets exceeds the fair value of the consideration, the Group reassesses whether it has correctly identified and measured the assets acquired and liabilities and contingent liabilities assumed and recognises any additional assets or liabilities that are identified in that review. If that excess remains after reassessment, the Group recognises the resulting gain in profit or loss on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units

(h) Revenue Recognition

Revenue is recognised and measured at fair value to the extent that it is probable that the economic benefits will flow to the Aquarius Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Revenue is recognised as the interest accrues on interest bearing cash deposits, using the effective interest method.

Sale of Goods

Revenue on sale of goods is recognised when risks and rewards of ownership of the goods have passed to the buyer.

Dividends

Revenue is recognised when the Group's right to receive the payment is established.

(i) Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax loses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax loses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(j) Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. Liabilities arising in respect of wages and salaries, annual leave and other benefits expected to be settled within twelve months of the balance date are measured at rates which are expected to be paid when the liability is settled.

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Contributions for pensions and other post employment benefits to defined contribution plans are recognised in the income statement as incurred during the period in which employees render the related service.

(k) Interest Bearing Loans and Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost using the effective interest method.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

(m) Trade and Other Payables

Liabilities for trade and other payables, whether billed or not billed to the group, which are normally settled on 30-90 day terms, are carried at amortised cost.

(n) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(o) Cash

Cash and cash equivalents include cash on hand and in banks, and deposits at call which have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(p) Inventories

Inventories comprise consumables, reagents, produce, packaging, chromite, reef ore stockpiled and concentrate awaiting further processing and are valued at the lower of cost and net realisable value. Cost is determined on the weighted average method and includes direct mining expenditure and an appropriate proportion of overhead expenditure.

(q) Trade and Other Receivables

Trade receivables include actual invoiced sales of PGM concentrate as well as sales not yet invoiced for which deliveries have been made and the risks and rewards of ownership have passed. Sale of PGM concentrate is settled in USD based on the average market price of the month ruling up to three months after the month of delivery. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is based on fair value at the date of delivery.

Trade receivables are recognised at original invoice amount less an allowance for any uncollectible amounts.

Other receivables are stated at cost less any allowance for uncollectible amounts. An allowance is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(r) Provision for Mine Site Rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Gross rehabilitation costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate the risk specific to the liability. The unwinding of the discount is recorded as an accretion charge within finance costs.

Rehabilitation costs capitalised to mining assets are amortised over the operating life of each mine using the units of production method based on estimated proven and probable mineral reserves. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

In South Africa, annual contributions are made to an Environmental Rehabilitation Trust Fund, created in accordance with South African Statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.

(s) Share Capital

Share capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

(t) Derivative Financial Instruments

Derivative financial instruments are used by a joint venture in which the Company has a 50% interest (Platinum Mile Resources (Pty) Ltd) to manage exposures to platinum group metals. Hedge accounting is not applied. Derivative financial instruments are stated at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in the income statement immediately.

(u) Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Finance leases, which transfer to the group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

(v) Interest in Joint Ventures

The group's interest in joint ventures is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

(w) Impairment of Non Financial Assets

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated and the book value of the asset is written down to its recoverable amount. The recoverable amount is the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

(x) Share-based Payment Transactions

Employees (including senior executives) of the Group receive remuneration in the form of equity based payment transactions, whereby employees render services as consideration for equity instruments ('equity-settled transactions').

The Group currently has a Share Plan and an Option Plan for directors and employees. Loans made under the Share plan are treated as share based compensation under IFRS 2.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial or Black & Scholes pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.
The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Shares in the Group acquired on market and held by the Share Plan are shown as a deduction from equity.

(y) Earnings Per Share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than dividends, by the weighted average number of ordinary shares, adjusted for any bonus elements.

Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus elements.

(z) Dividends

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

(aa) **Future Accounting Standards**

Certain International Financial Reporting Standards and IFRIC Interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended on 30 June 2008. The Directors have assessed the impact of the new standards or amended standards and interpretations (to the extent relevant to the Group) as follows:

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
IFRS 8	Operating Segments and consequential amendments to other International Accounting Standards	New standard replacing IAS 14 Segment Reporting, which adopts a management reporting approach to segment reporting.	1 January 2009	IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group's segment disclosures.	1 July 2009
IAS 123 (Revised)	Borrowing Costs	The amendments IAS 23 require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009	These amendments to IAS 23 require that all borrowing costs associated with a qualifying asset be capitalised. The Group has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Group's financial report.	1 July 2009
IAS 101 (Revised)	Presentation of Financial Statements and consequential amendments to other International Accounting Standards	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.	1 January 2009	These amendments are only expected to affect the presentation of the Group's financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.	1 July 2009
IAS 32	Amendments to International Accounting Standards – Puttable Financial Instruments and Obligations arising on Liquidation	The amendments provide a limited exception to the definition of a liability so as to allow an entity that issues puttable financial instruments with certain specified features, to classify those instruments as equity rather than financial liabilities.	1 January 2009	These amendments are not expected to have any impact on the Group's financial report as the Group does not have on issue or expect to issue any puttable financial instruments as defined by the amendments.	1 July 2009
IAS 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group's income statement.	1 July 2009

6. SEGMENT INFORMATION

(a) Segment products and locations

The primary reporting format is determined to be geographical segments as the Group's risks and returns are predominantly affected by geographical location. The Group's operating companies are organised and managed separately according to their geographical location, with each segment representing the country of incorporation, operation and location of assets.

The Group operates predominantly two business segments. Mining and exploration operations take place in South Africa and Zimbabwe, with administration functions in Australia and Bermuda.

The mining and exploration segment explores for and produces platinum group metals including platinum, palladium, rhodium and gold. The other business segment relates to general head office and corporate activities. The Group's geographical segments are based on the location of the Group's assets.

(b) Segment accounting policies

The group generally accounts for inter-segment revenues and transfers as if the transactions were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies.

(c) Geographical segments

30 June 2008	Bermuda	South Africa	Australia	Zimbabwe	Unallocated	Eliminations	Consolidated
External revenue	-	768,265	-	122,652	28,095	-	919,012
Intersegment revenues	24,760	-	691	-	-	(25,451)	-
Segment revenue	24,760	768,265	691	122,652	28,095	(25,451)	919,012
Segment result	25,119	434,873	(95)	58,061	28,095	(9,246)	536,807
Income tax expense							(173,214)
Profit after tax							363,593
Minority Interest							(127,119)
Net Profit							236,474
Segment assets	93,075	654,252	4,368	215,213	-	-	966,908
Segment liabilities	18,982	383,580	381	19,451	-	-	422,394
Other segment information:							
Capital expenditure	-	42,316	-	16,240	-	-	58,556
Amortisation and depreciation	-	45,265	17	3,704	-	-	48,986
Other non-cash expenses	7,432	-	-	-	-	-	7,432

30 June 2007	Bermuda	South Africa	Australia	Zimbabwe	Unallocated	Eliminations	Consolidated
External revenue	-	572,813	-	117,187	19,183	-	709,183
Intersegment revenues	9,302	-	547	-	-	(9,849)	-
Segment revenue	9,302	572,813	547	117,187	19,183	(9,849)	709,183
Segment result	7,536	296,819	(25)	62,999	19,183	(2,054)	384,458
Income tax expense							(90,861)
Profit after tax							293,597
Minority Interest							(106,374)
Net Profit							187,223
Segment assets	157,262	638,570	4,498	144,844	-	-	945,174
Segment liabilities	20,932	283,532	632	7,533	-	-	312,629
Other segment information:							
Capital expenditure	-	56,286	-	7,276	-	-	63,562
Amortisation and depreciation	-	36,083	20	3,340	-	-	39,443
Other non-cash expenses	47	(215)	16	(2,156)	-	-	(2,308)

(d) Business segments

30 June 2008	Mining and Exploration	Corporate and Investment	Consolidated
Segment revenue	890,917	-	890,917
Segment assets	869,465	97,443	966,908
Capital expenditure	65,743	-	65,743
30 June 2007			
Segment revenue	690,000	-	690,000
Segment assets	783,414	161,760	945,174
Capital expenditure	57,169	-	57,169

Zimbabwe

In Zimbabwe, the Indigenisation and Economic Empowerment Bill mandating 51% of indigenous ownership was enacted into law during the last quarter of the financial year. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into amendments to the Mines and Minerals Act which are yet to be brought before parliament. Depending on the final outcome, one possibility is that the group may lose joint control of the Mimosa Mine. Loss of joint control would result in the deconsolidation of the Zimbabwe assets and liabilities and may result in a profit or loss to the Group. It is impracticable to quantify any potential impact of a future transaction at this point in time.

	2008 $'000	2007 $'000
7. Revenue and Expenses		
Revenue		
Sale of mine products	890,917	690,000
Interest income	28,095	19,183
	919,012	**709,183**
Other income		
Other	2,109	1,619
	2,109	**1,619**
Cost of sales		
Amortisation and depreciation	48,986	39,423
Cost of production	307,485	257,834
Royalties	3,402	3,556
	359,873	**300,813**
Administrative costs		
Advertising and promotion	299	237
Audit and accounting	531	548
Consulting fees	3,656	2,707
Directors' fees	716	617
Depreciation of plant and equipment	-	20
Share based payments	58	100
Legal fees	351	893
Printing and stationery	40	33
Rental on operating leases	132	124
Stock exchange and registry management	854	412
Subscriptions and conferences	251	379
Telephone and facsimile	96	96
Travel	1,191	901
Wages, salaries and employee benefits	1,731	1,381
Other	561	524
	10,467	**8,972**
Other operating gain/(loss)		
Foreign exchange gain/loss	14,286	(1,341)
	14,286	**(1,341)**
Finance costs		
Interest and borrowing costs	19,628	11,511
Accretion of mine-site rehabilitation liability	8,632	3,707
	28,260	**15,218**
Staff costs included in the consolidated income statement		
Salaries and wages	16,611	4,723
Provisions for employee entitlements	546	704
Superannuation	1,112	543
Share based payments	58	100
	18,327	**6,070**

	2008 $'000	2007 $'000
Depreciation and amortisation included in consolidated income statement		
Depreciation	24,208	18,906
Amortisation of fair value uplift on mining assets	6,535	7,595
Amortisation of original cost of mining assets	18,243	12,942
	48,986	**39,443**

8. Income Tax

Major component of tax expense for the year		
Income statement:		
Current income tax	126,773	58,070
Withholding tax	2,539	2,503
Secondary tax charge	45,822	-
Deferred tax – origination and reversal of timing differences	(1,920)	30,288
Income tax expense	**173,214**	**90,861**

As a Bermudan corporation, Aquarius has no tax liability under that jurisdiction with respect to income derived. Certain of its foreign derived income is subject to applicable tax in the countries from which such income is derived.

Amounts charged or credited directly to equity:		
Foreign exchange translation adjustment	9,170	221

The group's effective tax rate in 2008 was 32.3% (2007: 23.7%). A reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate at years end is as follows:

Profit from ordinary activities before income tax	536,807	384,458
At the South African income tax rate of 28% (2007: 29%)	150,306	111,493
Lower Zimbabwe income tax rate of 15%	(9,614)	(10,375)
Lower Mauritius income tax rate of 15%	(191)	(218)
Loss of parent company not subject to taxation	993	1,274
Foreign exchange adjustments on tax liabilities	(14,125)	(12,408)
Foreign tax credit	2	364
Unrecognised tax losses	138	(318)
Income not assessable	(5,440)	(3,805)
Capital and incentive allowances	(24)	(176)
Expenditure not allowable for income tax purposes	3,325	1,943
Withholding tax on dividends and technical fees received	2,539	2,503
Secondary tax charge on share repurchase	45,822	-
Under/(over) provision from prior year	(517)	584
At effective income tax rate of 32.3% (2007 23.7%)	**173,214**	**90,861**

Current tax liabilities		
Tax payable	**1,644**	**4,851**

	2008 $'000	2007 $'000
Deferred tax liabilities		
Capital allowances on machinery	75,563	83,680
Fair value uplift on mining assets	19,083	20,890
Mine closure costs	2,427	1,119
Provision for mine site rehabilitation	(5,405)	(3,089)
Prepayments	89	3
Other	531	775
Deferred tax liability	**92,288**	**103,378**
Reconciliation of movement in deferred tax liabilities to tax expense		
Balance of deferred tax liabilities at beginning of year	103,378	73,311
Foreign exchange translation of deferred tax liabilities	(9,170)	(221)
Deferred tax expense	(1,920)	30,288
Deferred tax liability	**92,288**	**103,378**

At 30 June 2008, the potential benefit of tax losses of a foreign subsidiary amounting to $5.5m (2007: $5.8m) has not been brought to account in these financial statements, as it is not probable that the benefit will flow to that entity.

9. Earnings Per Share

		2008	2007
a)	Basic earnings per share - cents per share	91.98	72.84*
	Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.		
b)	Diluted earnings per share - cents per share	91.47	72.17*
	Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of dilutive options).		
(c)	Reconciliations		
	Net profit used in calculating basic and diluted earnings per share	236,474	187,223
		Number of shares	**Number of shares***
	Weighted average number of shares used in the calculation of basic earnings per share	257,082,947	257,049,195
	Effect of dilutive securities		
	Share options	1,444,706	2,385,531
	Adjusted weighted average number of shares used in the calculation of diluted earnings per share	**258,527,653**	**259,434,726**

* Earnings per share and number of shares outstanding for the year ended 30 June 2007 have been adjusted for three for one share split approved by shareholders on 23 November 2007.

10. Dividend Proposed or Declared

A final dividend of 10 cents (2007: $0.10 adjusted for the three for one share split approved by shareholders on 23 November 2007) per common share was declared for the current year on 7 August 2008. The dividend has not been recognised as a liability in the consolidated financial statements at 30 June 2008.

Total dividends paid during the 2008 financial year amounted to $51,306,853. This consisted of a final 2007 dividend paid during October 2007 of $25,653,426 ($0.10 per share*) and an interim dividend paid during March 2008 of $25,653,427 ($0.10 per share).

Total dividends paid during the 2007 financial year amounted to $25,363,647. This consisted of a final 2006 dividend paid during October 2006 of $15,208,180 ($0.06 per share*) and an interim dividend paid during March 2007 of $10,155,466 ($0.04 per share*).

** Note dividends per share have been adjusted to reflect the three for one share split approved by shareholders on 23 November 2007.*

	2008	**2007**
	$'000	$'000
11. Receivables – Non Current		
Amount due from joint venture participant for share of mine site closure costs	**10,795**	**11,612**

Based on the first and second Notarial Pooling and Sharing agreements (PSA's) with Anglo Platinum, AQP(SA) holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQP(SA). Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQP(SA), where the rehabilitation relates to property owned by RPM. Refer also Note 21(a). With respect to the opencast section of the Marikana mine that is on AQP(SA) property, RPM have limited their contractual liability to approximately ZAR50 million, being a negotiated liability in terms of an amendment to the second Notarial Pooling and Sharing Agreement

12. Available for Sale Investments – Non Current

Shares in other corporations	**4,804**	**414**

Available for sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.

13. Property, Plant and Equipment

	Land & Buildings	Plant & Equipment	Plant & Equipment Under Finance Lease	Total
30 June 2008				
Beginning carrying value	18,671	192,850	7,592	219,113
Additions	155	39,057	-	39,212
Acquisitions	-	10,381	-	10,381
Disposals	-	-	-	-
Depreciation	(581)	(23,627)	-	(24,208)
Transfers (to)/from mining assets	(7,534)	(3,828)	(7,592)	(18,954)
Net exchange differences	(21)	(11,209)	-	(11,230)
Closing carrying value	**10,690**	**203,624**	**-**	**214,314**
At cost	11,483	265,136	-	276,619
Accumulated depreciation	(793)	(61,512)	-	(62,305)
Closing carrying value	**10,690**	**203,624**	**-**	**214,314**

	Land & Buildings	Plant & Equipment	Plant & Equipment Under Finance Lease	Total
30 June 2007				
Beginning carrying value	9,850	192,257	4,519	206,626
Additions	6,143	3,440	6,238	15,821
Disposals	-	(208)	(28)	(236)
Depreciation	(790)	(14,791)	(3,325)	(18,906)
Transfers from mining assets	3,463	9,589	-	13,052
Net exchange differences	5	2,563	188	2,756
Closing carrying value	**18,671**	**192,850**	**7,592**	**219,113**
At cost	20,213	242,473	11,608	274,294
Accumulated depreciation	(1,542)	(49,623)	(4,016)	(55,181)
Closing carrying value	**18,671**	**192,850**	**7,592**	**219,113**

Property, plant and equipment owned by AQP(SA) carried at $140.1m (2007:172.9m) serves as security for an interest bearing loan from Rand Merchant Bank Limited as described further in Note 21.

	2008	2007
	$'000	$'000

14. Mining Assets

Comprising deferred exploration and evaluation costs, mine development costs and mineral properties as follows:

	2008	2007
Mining tenements	156,335	157,412
Accumulated amortisation	(54,439)	(47,960)
	101,896	109,452
Development costs	238,812	223,913
Accumulated amortisation	(56,079)	(33,693)
	182,733	190,220
	284,629	**299,672**

Reconciliation of mining assets:

	2008	2007
Opening balance	299,672	247,601
Additions/expenditure incurred during the year	26,531	47,741
Provision for rehabilitation provision increment/(decrease)	(7,187)	34,228
Amortisation and depreciation charges	(24,778)	(20,537)
Transfers (to)/from property, plant & equipment	18,954	(13,052)
Net exchange differences	(28,563)	3,691
Closing balance	**284,629**	**299,672**

In accordance with the Group's policy on mining assets, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2008. The value of the mineral exploration tenements is carried forward as an asset provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage, which permits a reasonable assessment of the existence, or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

AQP(SA) has established Environmental Rehabilitation Trusts into which the Company makes annual contributions in order to provide for its obligations in respect of environmental rehabilitation. AQP(SA) also contributes to the Rustenburg Platinum Mines Rehabilitation Trust in order to provide for the obligations in respect of environmental rehabilitation for part of the jointly controlled operation's obligation incurred in the Notarial Pooling and Sharing Agreements.

15. Goodwill

	2008	2007
Goodwill	58,505	-
	58,505	**-**

Reconciliation of goodwill:

	2008	2007
Opening balance	-	-
Arising on acquisition of joint venture interest (Note 16)	58,505	-
Closing balance	**58,505**	**-**

The recoverable amount of the Company's interest in the Platinum Mile Resources (Pty) Ltd (Plat Mile) joint venture has been determined based on a value in use calculation using cash flow projections based on financial budgets and long term future estimates approved by senior management, over a twenty year period. A period greater than five years for these cash flows is justified on the basis that the estimated useful life of the contract for the treatment of tailings material is considerably longer than five years.

The primary assumptions underlying the cash flow projections include PGM production of approximately 36,000 ounces based on management estimates, a PGM basket price of approximately $1640 per ounce based on management estimates and an 8.05% discount rate.

Reasonably possible changes in the above primary assumptions are unlikely to cause the carrying amount of the goodwill allocated to the Plat Mile joint venture to exceed its recoverable amount.

16. Acquisition of Interest in Jointly Controlled Entity

AQP through its wholly owned subsidiary Aquarius Platinum (South Africa) Corporate Services (Pty) Ltd acquired a 50% interest in the ordinary issued capital of Plat Mile with effect from 1 March 2008.

The provisional fair values of identifiable assets and liabilities of Plat Mile as at the date of acquisition were:

	Carrying Value of 50% Interest	Provisional Fair Value of 50% Interest
Plant and equipment	4,034	10,381
Cash and cash equivalents	859	859
Trade and other receivables	4,006	4,743
Interest bearing liabilities	(2,694)	(2,571)
Derivative liability	(1,940)	(1,940)
Deferred tax liability	(669)	(2,481)
Trade and other payables	(3,118)	(3,117)
Net Assets	**478**	**5,874**
Goodwill		58,505
Total Consideration		**64,379**
Consideration		
Cash consideration		23,758
Shares issued		40,621
Total consideration		**64,379**
Net cash out flow on acquisition:		
Cash consideration		23,758
Cash acquired		(859)
Net cash consideration		**22,899**

The fair values are provisional and a review of the fair value of the assets and liabilities acquired will be completed within twelve months of the acquisition date. From the date of acquisition Plat Mile has contributed $1.402m to the profit of the Group. Disclosure of the full year impact on revenues and profit had the acquisition been completed on the first day of the financial year has not been shown as the results were previously accounted for on a cash basis.

17. Interest in Joint Ventures

The group has the following interest in joint ventures:

- a 50% interest in two joint ventures each referred to as the "Notarial Pooling & Sharing Agreements". The principal activities of the joint ventures is to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo Platinum through its subsidiary, Rustenburg Platinum Mines Ltd.

- a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine, a 50% interest in a joint venture known as the "Chrome Tailings Retreatment Project" and a 50% interest in the Plat Mile tailings reprocessing joint venture".

The group's share of the assets, liabilities, revenue and expenses of the joint ventures which are included in the consolidated financial statements, are as follows:

	2008 $'000	2007 $'000
Current assets	336,624	238,509
Non current assets	254,534	148,902
	591,158	387,411
Current liabilities	(51,871)	(32,345)
Non current liabilities	(4,725)	(1,462)
	534,562	353,604
Revenue	629,512	485,749
Cost of sales	(225,202)	(186,436)
Administration and other expenses	(12,659)	(2,437)
Interest received	5,526	5,579
Interest expense	(340)	(740)
Profit before income tax	396,837	301,715
Income tax expense	(3,341)	(3,018)
Net profit before minority interests	**393,496**	**298,697**

18. Cash

	2008	2007
Cash at bank	146,769	216,069
Short term deposits	24,187	71,594
	170,956	**287,663**

The interest rate earned from cash at bank and short-term deposits ranged from 1.80% to 10.83% per annum. Short-term deposits have maturity dates of three months or less.

	2008 $'000	2007 $'000
19. Trade and Other Receivables (Current)		
Trade receivables (a)	140,754	98,617
Security deposit (b)	12,159	-
Other receivables (c)	34,051	1,960
	186,964	**100,577**

(a) Trade receivables have been offset by an amount of:

- $82.820m (2007: $82.375m) relating to the pre-financing by Implats of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. It is repayable in US dollars in three instalments during July, August and September 2008.
- $84.843m (2007: $38.518m) relating to the pre-financing by Rustenburg Platinum Mines Limited of delivered PGM concentrates. This amount is subject to interest at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 2.75%. It is repayable in US Dollars in three instalments during July, August and September 2008.

The group has a legal right of set off for these balances.

Included in trade receivables is an amount of $39.709m (2007: $28.983m) relating to the sale of concentrate by Mimosa. Following a decree by the Zimbabwean Government, Mimosa is required to repatriate a component of US dollar sales into Zimbabwean dollars. The Company anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to revaluation as required.

(b) The security deposit is held by Nedbank London and acts as security for the loan referred to in note 25(b).

(c) Other receivables are non-interest bearing and due within twelve months.

20. Inventories

	2008	2007
Ore stockpiled at cost	5,514	7,059
PGM concentrates at cost	1,915	2,115
Consumables at cost	28,512	16,949
	35,941	**26,123**

Inventories to the value of $16.063m (2007: $13.390m) serve as security for the loan from Rand Merchant Bank Limited. Refer Note 25(a).

21. Payables (Non-Current)

	2008	2007
Loans – other corporations (unsecured)	-	52,007
Amount due to joint venture participant in respect of mine closure costs (a)	2,219	2,221
	2,219	**54,228**

(a) Based on the first and second Notarial Pooling and Sharing agreements (PSA) with Anglo Platinum, AQP(SA) holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQP(SA). Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQP(SA), where the rehabilitation relates to property owned by RPM. Refer also Note 11.

22. Interest-Bearing Loans and Borrowings (Non-Current)

	2008 $'000	2007 $'000
ZAR loan facility	-	6,893
USD loan facility	-	19,976
Loan – other corporation (a)	1,264	-
Other secured loans (b)	290	343
Finance lease liabilities (c)	103	4,060
	1,657	**31,272**

(a) Loan – other corporation is payable to Investec Limited by Plat Mile. The loan bears interest at 10.13% and is repayable in quarterly instalments of capital and interest. The loan is secured against the plant and equipment asset of the Plat Mile joint venture.

(b) Other secured loan of ZAR2,306,250 (2007: 2,337,999) is payable to the Land and Agricultural Bank of South Africa by a subsidiary, TKO Investment Holdings Ltd. The loan bears interest at 13.75% and is repayable in annual instalments of ZAR427,600 on 15 June each year. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR3,290,253 within the TKO group and cross guarantees between all the companies in the TKO group.

(c) Finance lease obligations are capitalised at an effective interest rate of LIBOR plus 2% with a lease term of between 12 and 48 months.

23. Provisions (Non-Current)

	2008 $'000	2007 $'000
Provision for mine site rehabilitation	58,509	68,949
Employee entitlements	109	77
	58,618	**69,026**
Movement in provision:		
Balance at beginning of the year	69,026	32,108
Additional provision for employee entitlements	31	26
Addition/(reduction) in mine site closure costs provided	(7,187)	35,949
Payments for minesite closure cost	(4,372)	(3,612)
Interest adjustment due to accretion in mine-site rehabilitation liability	8,632	3,707
Net exchange differences	(7,512)	848
Balance at end of year	**58,618**	**69,026**

The mines for which the provision has been raised are expected to have remaining mine lives in the range of 12 to beyond 30 years.

Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

	2008	2007
	$'000	$'000

24. Payables (Current)

	2008 $'000	2007 $'000
Trade payables	47,301	43,747
Other payables	8,993	968
	56,294	44,715

Trade and other payables are interest free, payable within 90 days, predominantly denominated and repayable in ZAR and USD and located in South Africa and Zimbabwe.

25. Interest Bearing Loans and Borrowings (Current)

	2008 $'000	2007 $'000
Secured loans (a)	208,066	-
Lease liabilities – refer Note 22(c)	95	4,049
Unsecured loans	-	534
	208,161	4,583
Total facility available:		
Rand Merchant Bank loan facility	301,337	63,595
Unused facility available:		
Rand Merchant Bank loan facility	-	36,726

Secured loans comprise:

a) Refers to a $198.066m Rand Merchant Bank Limited facility taken out by AQP(SA). The terms of the facility are as follows:

- Interest is calculated as the aggregate of the Johannesburg Interbank Acceptance Rate (JIBAR) and a credit margin as follows: 1.85% for the period from the date of the initial draw down to 30 September 2008, 2.1% from 30 September 2008 to 31 December 2008, 2.35% from 31 December 2008 to 31 March 2009 and 3.00% from 31 March 2009 to 30 June 2009. Interest is paid on a quarterly basis commencing September 2008. During the period ended 30 June 2008 the loan from Rand Merchant Bank bore interest at an average rate of 13.14%.
- The loan is secured by a first ranking fixed and floating charge over all assets of the company.
- Repayments of principle can be made in full or in part not more than once per calendar month and in amount of not less than ZAR25 million. On each interest repayment date a prepayment against the outstanding facility balance will be made through a cash sweep of AQP(SA)'s available credit bank balances.
- The total amount available under the facility totals ZAR2.4 billion and the facility is due for repayment on 30 June 2009.

b) A loan $10m loan payable to Nedbank London. The loan is repayable by 31 January 2009 and bears interest at a rate of LIBOR plus 5%. At 30 June 2008 the LIBOR was 2.995%. The loan is secured by a cash backed deposit, refer note 19.

	2008 $'000	2007 $'000
26. Provisions (Current)		
Provision for employee entitlements	**474**	**576**
Movement in provision:		
Balance at beginning of the year	576	373
(Utilisation)/additional provision	(49)	195
Net exchange differences	(53)	8
Balance at end of year	**474**	**576**

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

27. Derivative Financial Instruments

	2008 $'000	2007 $'000
Marked to market value of forward PGM contract	**1,039**	**-**

At 30 June 2008 Platinum Mile Resources (Pty) Ltd (Plat Mile) had remaining monthly forward commitments to sell platinum, palladium and gold at fixed prices during the period July 2008 to December 2008 when the contract finishes. The commitments have been valued at fair market value at 30 June 2008. A summary of the commitment is tabled below:

	Forward Sale Ounces	Price $/Ounce
Platinum	1,980	1,727
Palladium	1,200	385
Gold	180	860
	3,360	1,202

The group uses a number of methodologies to determine the fair value of derivatives. These techniques include comparing contracted rates to market rates with the same length of maturity to determine the value of forward contracts. The principal inputs to valuation techniques are commodity prices, interest rates, foreign currency exchange rates, price volatilities and discount rates. Commodity prices, interest rates and foreign exchange rates are determined by reference to published/ observable prices.

	2008 $'000	2007 $'000
28. Issued Capital		
a) Authorised capital		
530,000,000 (2007: 530,000,000) common shares with a par value of $0.05 each	79,500	79,500
5 (2007: 5) "A" class shares with a par value of $2,400 each	12	12
50,000,000 (2007: 50,000,000) preference shares with a par value of $0.15 each	7,500	7,500
	87,012	**87,012**
b) Issued capital		
262,052,778 (2007: 256,455,303) common shares of $0.05 each fully paid	13,103	12,823
Movement in issued capital:		
Balance at beginning of year (256,455,303 common shares)	12,823	12,652
Issued on exercise of share options 1,198,519 (2007: 3,410,628 common shares)	60	171
Share placement - 23,144,000 common shares	1,157	-
Selective share buy back - 21,425,898 common shares	(1,071)	-
Acquisition of interest in joint venture – 2,680,854 common shares – refer Note 16	134	-
Balance at end of year (262,052,778 common shares)	13,103	12,823
c) Shares reserved for employee share plan		
65,000 common shares (refer note 34)	(1,012)	-

Terms and Conditions of Issued Capital

Common shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Preference shares, when issued, have rights and restrictions attaching to them as determined by the Board, in accordance with the Bye-Laws of the Company.

On 23 November 2007, shareholders approved a split of the Company's issued shares on a three for one basis.

Options

For information regarding the Company's Option Plans, refer Note 34.

Black Economic Empowerment (BEE) Transaction

South Africa

The BEE transaction announced to shareholders on 26th July 2004 and approved by shareholders in Special General Meeting on 11th October 2004 was formally executed with the receipt of ZAR860 million in cash by the Aquarius Group on the 29th October 2004.

The transaction has two key components, the first of which is complete.

The first step saw the BEE consortium, led by Savannah Resources (Pty) Limited (Savcon), subscribe for a 29.5% shareholding in the enlarged share capital of AQP(SA) as follows:

- Savcon were issued with 400 shares in AQP(SA) for cash of $38,192,616 (ZAR234,544,678) and shareholder loans of $97,439,401 (R598,385,104). The terms and conditions of the loans are as follows:

  I. a loan of ZAR498,385,104 that was unsecured, subordinated to AQP(SA)'s third party debt, was interest free, had no fixed terms of repayment and ranks pari passu with the other shareholder loans; and

  II. a loan of ZAR100,000,000 that was unsecured, subordinated to AQP(SA)'s third party debt, bore interest at a rate of 12.745% per annum, had no fixed terms of repayment and ranked pari passu with the other shareholder loans.

- Aquarius also agreed to sell 13 AQP(SA) shares to Savcon for $4,445,028 (ZAR27,070,218).

Concurrently Impala Platinum Holdings Limited (Impala) acquired an additional holding in AQP(SA) from Aquarius to increase their shareholding to 20% in AQP(SA) following the dilution resulting from the issue of the new shares in AQP(SA) to the BEE consortium. Aquarius agreed to sell 30 AQP(SA) shares to Impala for $11,471,938 (ZAR71,500,000). This was settled by the cession of ZAR71,500,000 of interest bearing loan account to Aquarius.

On 26 April 2007 the Company announced the acquisition of a 3.5% equity interest in AQP(SA) from Savcon for a cash consideration of ZAR342.5 million following the receipt of a Section 11(1) Consent from the South African Department of Minerals and Energy. As a result of the transaction Aquarius increased its ownership interest AQP(SA) from 50.5% to 54%. The difference between the consideration paid of $33.148m and the carrying value of the minority interest acquired has been treated as an equity transaction. Refer Note 29(d).

On 16 April 2008 the Company announced the buy back by AQP(SA) of the 20% interest in AQP(SA) held by Implats' for a consideration of $504.9 million and the buy back by AQP of Implats' 8.4% interest in AQP for a consideration of $285 million. As a result of the transaction Aquarius increased its ownership interest in AQP(SA) from 54% to 67.5%. The difference between the consideration paid of $504.9 million and the carrying value of the minority interest acquired in AQP(SA) has been treated as an equity transaction. Refer Note 29(d).

Currently, the shareholdings in AQP(SA) are as follows:

- 67.5% interest by Aquarius and
- 32.5% by the Savcon

The second step of the transaction will in time and subject to the conditions detailed in the notice of meeting to shareholders dated 17th September 2004, see Savcon sell its holding in AQP(SA) along with secession of all of their claims in respect of the above loans in exchange for 65,042,856 new Aquarius shares.

Following this exchange, Aquarius will hold 100% of AQP(SA) and Savcon constituent members will hold approximately 20% of the enlarged share capital of Aquarius.

If the final component of the transaction were not to proceed, the ownership structure of AQP(SA) as detailed above would remain unchanged.

29. Reserves

	2008 $'000	2007 $'000
Share premium reserve	550,860	149,423
Foreign exchange reserve	(22,679)	(988)
Equity benefits reserve	409	351
Equity reserve	(249,298)	(22,584)
	279,292	**126,202**

Movement in reserves:

a) Share premium reserve

	2008 $'000	2007 $'000
Balance at beginning of year	149,423	143,621
Premium on common shares issued on exercise of share options	2,046	5,802
Share placement - 23,144,000 common shares at £8.00 per share	366,939	-
Fundraising costs	(8,035)	-
Acquisition of interest in joint venture – 2,680,854 common shares at $15.15 per share.	40,487	-
Balance at end of year	**550,860**	**149,423**

The share premium reserve is used to record the premium arising on the issue of shares calculated as the difference between the issue price and the par value of $0.15 per share.

b) Foreign currency translation reserve

	2008 $'000	2007 $'000
Balance at beginning of year	(988)	(6,476)
Gain/(loss) on translation of foreign subsidiaries	(21,691)	5,488
Balance at end of year	**(22,679)**	**(988)**

The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of foreign operations

c) Equity benefits reserve

	2008 $'000	2007 $'000
Balance at beginning of year	351	(56)
Value of equity benefits granted to employees	58	100
Repayment of employee share plan loans	-	307
Balance at end of year	**409**	**351**

The equity benefits reserve is used to record the value of equity benefits granted to employees and the value of shares reserved under the share plan.

d) Equity reserve

	2008 $'000	2007 $'000
Balance at beginning of year	(22,584)	10,564
Premium paid on share buy back resulting in additional 3.5% equity interest in AQP(SA)	-	(33,148)
Adjustment on acquisition of additional 13.5% equity interest in AQP(SA)	(226,714)	-
Balance at end of year	**(249,298)**	**(22,584)**

The equity reserve is used to record gains and losses associated with equity transactions with minority shareholders where the Group maintains control of the subsidiary.

	2008 $'000	2007 $'000

30. Retained Earnings

	2008 $'000	2007 $'000
Balance at beginning of the year	317,113	155,254
Final dividend paid	(25,653)	(15,208)
Interim dividend paid	(25,653)	(10,156)
Excess over par value of share buyback	(284,750)	-
Net profit for the year	236,474	187,223
Balance at end of year	**217,531**	**317,113**

Repatriation of funds from South Africa and Zimbabwe are subject to regulatory approval in the respective countries.

31. Minority Interest

Reconciliation of outside equity interests in subsidiaries:

	2008 $'000	2007 $'000
Balance at beginning of the year	176,407	78,278
Share in post acquisition equity movements of AQP(SA)	80,112	98,129
Adjustment to minority interest following share buy back	(220,919)	-
Balance at end of year	**35,600**	**176,407**
Minority interest comprises:		
Issued capital	-	-
Reserves	(18,977)	11,383
Retained earnings	54,577	165,024
	35,600	**176,407**

Minority interest relates to a 32.5% (2007: 46%) interest in AQP(SA) and its subsidiaries.

32. Contingent Liabilities

The mining contract dispute between the company and Moolman Mining South Africa ("MMSA") that originally arose over the interpretation of the contract price adjustment formula in the contract known as the "rise and fall" which determined mining costs, has not been settled. AQP(SA) resiled from the mining contract in December 2005 on the basis of misrepresentation by MMSA. MMSA submitted a total claim on the termination of the contract of ZAR472m ($66.70 million) including an amount in respect of the "rise and fall" after AQP(SA) issued summons against MMSA for ZAR964m ($136.2 million) for damages emanating from misrepresentation. The company has served a plea to MMSA's counter claim. APQ(SA) does not believe that there are any amounts owing to MMSA as the company has been advised by its legal representatives that the misrepresentation by MMSA results in no amounts whatsoever being payable by the company to MMSA. Accordingly, counsel has advised the Group that it is not probable that the action by MMSA will succeed and therefore no provision for liability has been provided for in the financial statements.

	2008 $'000	2007 $'000
33. Expenditure Commitments		
a) Operating lease (non cancellable)		
Not later than 1 year	68	68
Later than 1 year but not later than 5 years	188	119
	256	**187**
b) Finance Lease commitments		
Not later than 1 year	114	4,366
Later than 1 year but not later than 5 years	113	4,131
Total minimum, lease payments	227	8,497
less future finance charges	(29)	(388)
Present value of minimum lease payments	**198**	**8,109**
Disclosed in the consolidated accounts as:		
Current interest bearing liability (Note 25)	95	4,049
Non-current interest bearing liability (Note 22)	103	4,060
	198	**8,109**
c) Capital expenditure (non cancellable)	40,140	101,071

These commitments represent contractual commitments relating to development activities at the Everest, Marikana and Kroondal projects and include AQP(SA)'s share of capital expenditure associated with the capital development of those mines.

34. Share Based Payment Plans

Directors' and Employees' Share and Option Plans

Aquarius has a Share Plan and an Option Plan ("Plans") for directors and employees. The Remuneration Committee administers the Company's Plans, which were established pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3 December 2001. Participation in the Plans will be at the discretion of the remuneration committee, having regard to:

a) the seniority of the participant and the position the participant occupies with the company or subsidiary;
b) the length of service of the participant with the company or subsidiary;
c) the record of employment of the participant with the company or subsidiary;
d) the potential contribution of the participant to the growth and profitability of the company or subsidiary; and
e) any other matters which the committee considers relevant.

Option Plan

Options granted under the Option Plan may not be transferred without written approval from the Board of Directors. Each option entitles the holder to one fully paid common share, which ranks equally in all respects with other shares on issue. The option exercise price approximates the fair value of the shares at the date of offer, being the average of the last sold prices on the LSE in the five dealing days prior to the offer date. No person entitled to exercise options has any right by virtue of the option to participate in any share issue of the company or any related body corporate. Information with respect to the number of options granted under the Option Plan is as follows:

Options	Number of Options				
	Balance at beginning of year *	Granted	Forfeited/ Cancelled	Exercised	Balance at end of year
Exercise price of £1.11, granted 21 November 2003, expiring 21 November 2013 (a) (i)	280,002	-	-	-	280,002
Exercise price of £0.85, granted 11 June 2004, expiring 11 June 2011 (a) (ii)	1,465,440	-	233,181	616,131 (iv)	616,128
Exercise price of £0.85, granted 11 October 2004, expiring 11 October 2011 (a) (iii)	419,730	-	-	209,867 (v)	209,863
Exercise price of £0.97, granted 20 October 2004, expiring 20 October 2011 (a) (iii)	653,781	-	26,021	293,558 (vi)	334,202
Exercise price of £1.11, granted 2 August 2005, expiring 2 August 2012 (b) (ii) (ix)	236,895	-	157,932	78,963 (vii)	-
Exercise price of £2.34, granted 26 May 2006, expiring 26 May 2013 (b) (ii) (x)	240,108	-	-	-	240,108
Total	3,295,956	-	417,134	1,198,519	1,680,303
Options Exercisable	293,549				306,704

*Adjusted for share split approved by shareholders on 23 November 2007

(a) Options vested on grant date

(b) Options vested in accordance with Note (ii) below.

(i) Options granted under the Option Plan are exercisable on the following terms:

a) After 12 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;

b) After 24 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and

c) After 36 months have lapsed from the acceptance date, in respect of the balance of those options.

(ii) Options granted under the Option Plan are exercisable on the following terms:

d) After 36 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;

e) After 48 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and

f) After 60 months have lapsed from the acceptance date, in respect of the balance of those options.

(iii) Options granted under the Option Plan are exercisable on the following terms:

a) After 30 months have lapsed from the date of grant, in respect of not more than one-third of the total number of those options;

b) After 42 months have lapsed from the date of grant, in respect of not more than two-thirds of the total number of those options; and

c) After 54 months have lapsed from the date of grant, in respect of the balance of those options.

(iv) The weighted average share price at the date of exercise for the options exercised is £8.06

(v) The weighted average share price at the date of exercise for the options exercised is £7.53

(vi) The weighted average share price at the date of exercise for the options exercised is £7.99

(vii) The weighted average share price at the date of exercise for the options exercised is £4.56

(ix) Options granted during the 2006 financial year have been valued at £1.09 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £3.32, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.33% and the time to maturity of the option - 7 years

(x) Options granted during the 2006 financial year have been valued at £3.67 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £7.01, dividend yield – 0.91%, expected volatility of share price - 42%, risk free rate - 4.65% and the time to maturity of the option - 7 years.

The weighted average remaining contractual life for Options outstanding at the end of the financial year is 3.5 years (2007: 4.5 years).

Share Plans

During the year the Company adopted a revised Share Plan for eligible participants. Under the Share Plan the Board can authorise the Trustee to purchase shares and hold them as either unallocated shares or as shares for and on behalf of an eligible participant. The participant may require the Trustee to transfer the plan shares held by the Trustee on behalf of the participant to the participant subject to satisfaction of any performance criteria or vesting conditions imposed by the board. The Board may also direct the Trustee to allocate to a participant shares purchased as unallocated shares.

If a participant departs prior to satisfaction of any performance criteria or vesting conditions imposed by the Board then, subject to Board discretion, the shares that were held on behalf of the participant will be held by the Trustee as unallocated shares.

During the year 65,000 shares were purchased by the Trustee at average price of $15.57 per shares. The shares remain unallocated at the end of the year.

Under the pervious Share Plan, shares were issued at fair value, which was determined as the average of the last sold prices on the LSE in the five dealing days prior to the offer date. The shares issued were common shares, which carry one vote per share without restriction and an entitlement to dividends. The purchase of shares was funded by an interest-free loan, which was repayable on or before five years after the shares were issued. The amount repayable was the lesser of the issue price of the shares and the last sale price of the shares at the repayment date. Dividends payable on shares issued under the Share Plan were offset against the value of any loans receivable. The plan was accounted for as an option award.

Information with respect to the number of shares granted under the previous employee Share Plan is as follows:

	2008		2007	
Shares	**Number of shares**	**Weighted average exercise price**	**Number of shares**	**Weighted average exercise price**
Balance at beginning of year	-	-	50,000	£3.43
- granted	-	-	-	-
- forfeited	-	-	-	-
- exercised *	-	-	(50,000)	£3.43
Balance at end of year	-	-	-	-
Exercisable at beginning of year	-	-	50,000	£3.43
Exercisable at end of year	-	-	-	-

Pensions and Other Post Employment Benefit Plans

Employer entities within the Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. Contributions made by the Group ranged from 8% to 20% of the employees' base salary.

35. Related Party Disclosures

Compensation of Directors and key management personnel of the group:

	2008	2007
	$'000	$'000
Compensation of Directors:		
Short term benefits	2,238	1,827
Post employment pension benefits	43	33
	2,281	**1,860**
Compensation of key executives:		
Short term benefits	1,288	931
Post employment pension benefits	267	190
Share based payments	57	100
	1,612	**1,221**
Total remuneration of Directors and executives of the Company in respect of the financial year	**3,893**	**3,081**

Mr S.A. Murray is entitled to:

- 209,865 options exercisable at £0.85 per share expiring 11 October 2011. The remaining options vest on 11 June 2009. These have been valued at £0.39 using a Black & Scholes option-pricing model, which utilised the following variables: option exercise price - £0.85, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.81% and the time to maturity of the option - 7 years. The remaining contractual life for the options outstanding is 3.3 years. During the year 209,865 (2007: 209,865) options were exercised, total consideration received by the Group was £177,685 (2007: £177,685).

The Top 5 Executives are entitled to:

- 708,852 options exercisable at £0.85 per share up to 11 June 2011. The options vest evenly 11 June 2007, 11 June 2008 and 11 June 2009. These have been valued at £0.39 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £0.85, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.81% and the time to maturity of the option - 7 years. The remaining contractual life for the options outstanding is 3.0 years.

- 303,018 options exercisable at £0.97 per share up to 20 October 2011. The options vest evenly on 20 October 2007, 20 October 2008 and 20 October 2009. These have been valued at £0.48 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £0.83, dividend yield – 1.1%, expected volatility of share price - 61%, risk free rate - 4.73% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 3.3 years.

- 240,108 options exercisable at £2.34 per share up to 26 May 2013. The options vest evenly on 26 May 2009, 26 May 2010 and 26 May 2011. These have been valued at £0.85 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £2.33, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.3% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 4.9 years.

Related Parties

a) Subsidiary Companies

Details of subsidiary companies are as follows:

Name	Country of incorporation	% Equity Interest 2008	% Equity Interest 2007
Aquarius Platinum (Australia) Limited	Australia	100%	100%
Aquarius Platinum Corporate Services Pty Ltd	Australia	100%	100%
Aquarius Platinum (South Africa) (Pty) Ltd	South Africa	67.5%	54%
Kroondal Platinum Mines Limited	South Africa	100%	100%
Malfeb (Pty) Ltd	South Africa	100%	100%
Magaliesburg Properties (Pty) Limited	South Africa	67.5%	54%
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	South Africa	100%	100%
TKO Investment Holdings Ltd	South Africa	67.5%	54%
TKO Farming Enterprises (Pty) Limited	South Africa	67.5%	54%
TKO Properties (Pty) Limited	South Africa	67.5%	54%
Natal Kiwi Orchards (Pty) Limited	South Africa	67.5%	54%
SA Kiwifruit Industries (Pty) Limited	South Africa	67.5%	54%

b) Jointly Controlled Entities

Details of jointly controlled entities are as follows:

Name	Country of Incorporation	% Equity Interest 2008	% Equity Interest 2007
Mimosa Investments Limited	Mauritius	50%	50%
Mimosa Holdings (Private) Limited	Zimbabwe	50%	50%
Mimosa Mining Company (Private) Limited	Zimbabwe	50%	50%
Platinum Mile Resources (Pty) Ltd	South Africa	50%	-

c) Transactions within the Group

During the financial year, unsecured loan advances were made by subsidiaries within the Group and between subsidiaries and the parent entity. Certain such loans carried a discounted rate of interest. Intra-entity loan balances have been eliminated in the financial statements of the Group.

36. Financial Instruments

a) Financial risk management objectives & policies

The Group's management of financial risk is aimed at ensuring net cash flows are sufficient to:

- meet all its financial commitments
- maintain the capacity to fund corporate growth activities
- pay a reasonable dividend

The Group monitors its forecast financial position on a regular basis.

Credit risk, liquidity and market risk (including foreign exchange, commodity price and interest rate risk) arise in the normal course of the Group's business. The Group's principal financial instruments comprise interest bearing debt, cash and short-term deposits. Other financial instruments include trade receivables and trade payables, which arise directly from operations. The Group's forecast financial risk position with respect to key financial objectives and compliance with treasury practice are regularly reported to the Board.

b) **Market Risk**

(i) *Foreign exchange risk*

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency for each entity within the group. The Group's borrowings and cash deposits are largely denominated in US dollars, South African Rand, Australian dollars and Zimbabwean dollars.

Currently there are no foreign exchange hedge programmes in place, however, the Group treasury function manages the purchase of foreign currency to meet operational requirements. Following a decree by the Zimbabwean Government, Mimosa is required to repatriate a component of US dollar sales into Zimbabwean dollars. The Company anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to remeasurement as required.

At balance date the financial instruments exposed to movements in the South African Rand / USD are as follows:

	2008 $'000	2007 $'000
Financial Assets		
Cash and cash equivalents	1,168	1,445
Trade and other receivables	240,257	170,315
	241,425	**171,760**
Financial Liabilities		
Interest bearing loans	316,742	201,202
	316,742	**201,202**

The financial instruments exposed to movements in the Australian / USD are as follows:

Financial Assets		
Cash and cash equivalents	20,089	49
	20,089	**49**

The financial instruments exposed to movements in the Zimbabwe / USD are as follows:

Financial Assets		
Cash and cash equivalents	1,562	881
Receivables	130	2,145
	1,692	**3,026**
Financial Liabilities		
Payables	432	1,849
	432	**1,849**

Due to the extreme inflationary environment of the Zimbabwean economy the Company considers the possible amount recoverable/payable for Zimbabwe denominated financial assets to be in the range of zero to $1.692m and for Zimbabwe denominated financial liabilities to be in the range of zero to $0.432m.

The following table summarises the sensitivity of financial instruments held at balance date to movements in the exchange rate of the South African Rand and Australian dollar to the US dollar, with all other variables held constant. The South African Rand and Australian dollar instruments have been assessed using the sensitivities indicated in the table. These are based on reasonably possible changes, over a financial year, using the observed range of actual historical rates for the preceding 5 year period.

	Impact on Profit	
	2008	**2007**
Pre tax gain/(loss)	$'000	$'000
ZAR/USD +7.60% (2007: 6.1%)	(5,582)	(1,609)
ZAR/USD –5.1% (2007: -4.5%)	4,236	1,301
AUD/USD +10% (2007: 10%)	(1,826)	(4)
AUD/USD –10% (2007: -10%)	2,232	5

There is no impact on other equity.

(ii) Commodity price risk

The Group's revenues are exposed to commodity price fluctuations, in particular movements in the price of platinum group metals (PGM's). The Group regularly measures exposure to commodity price risk by stress testing the Group's forecast financial position to changes in PGM prices.

The Group does not hedge commodity prices. The Plat Mile Joint Venture (of which the Group has a 50% interest) has a forward commitment through to December 2008 for the delivery of a fixed amount PGM's at fixed prices as described in Note 27. The forward commitment program will not be renewed at its completion.

The financial instruments exposed to movements in metal prices are as follows:

	2008	**2007**
	$'000	$'000
Financial Assets		
Receivables (gross notional amount)	286,321	199,298
	286,321	**199,298**

The following table summarises the sensitivity of financial instruments held at balance date to movements in the relevant forward commodity price, with all other variables held constant. The sensitivities are based based on reasonably possible changes, over a financial year, using observed ranges of actual historical rates.

	Impact on Profit	
	2008	2007
Pre tax gain/(loss)	$'000	$'000
10% (2007: 20%) increase in PGM price	27,772	37,454
35% (2007: 20%) decrease on PGM price	(97,066)	(37,454)

There is no impact on other equity.

(iii) *Interest rate risk*

Interest rate risk is the risk that the Group's financial position will be adversely affected by movements in interest rates.

The Group's main interest rate risk arises from short-term loans with interest charges based on either the London Inter-Bank Offered Rate (LIBOR) or the Johannesburg Interbank Acceptance Rate (JIBAR). Floating rate debt exposes the Group to cash flow interest rate risk. Cash holdings are subject to interest rate risk in the country in which they are held on deposit. All other financial assets and liabilities in the form of receivables, investments in shares, payables and provisions, are non-interest bearing.

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, management consideration is given on a regular basis to alternative financing structures with a view to optimising the Groups' funding structure.

The financial instruments exposed to movements in variable interest rates are as follows:

	2008	2007
	$'000	$'000
Financial Assets:		
Cash and cash equivalents	170,956	274,069
Receivables	12,159	-
	183,115	**274,069**
Financial Liabilities		
Interest bearing liabilities exposed to LIBOR*	187,664	147,341
Interest bearing liabilities exposed to JIBAR	197,086	330
	384,750	**147,671**

* Interest bearing liabilities includes $167.663 million (2007: 120,893 million) related to the pre-financing of delivered PGM concentrates that has been offset against trade receivables in the balance sheet. Refer also Note 19.

The following table summarises the sensitivity of the financial instruments held at balance sheet date, following a movement in variable interest rates, with all other variables held constant. The sensitivities are based on reasonably possible changes over a financial year, using the observed range of actual historical rates for the preceding 5-year period.

	Impact on Profit	
	2008	2007
Pre tax gain/(loss)	$'000	$'000
Cash		
- increase +100bps (2007: 100bps)	1,711	2,559
- decrease –100bps (2007: -100bps)	(1,835)	(2,740)
Receivables		
- increase +100bps (2007: 100bps)	121	-
- decrease -100bps (2007: -100bps)	(121)	-
Interest bearing liabilities		
Sensitive to LIBOR		
- increase +50bps (2007: 250bps)	(469)	(328)
- decrease –50bps (2007: -050bps)	523	3,684
Sensitive to JIBAR		
- increase +25bps (2007: 25bps)	(985)	(7)
- decrease –25bps (2007: -250bps)	1,109	2

There is no impact on other equity.

(iv) *Market price risk*

Price risk is the risk that the Group's financial position will be adversely affected by movements in the market value of its available-for-sale financial assets. The financial instruments exposed to movements in market value are as follows:

	2008	2007
	$'000	$'000
Financial Assets:		
Other financial assets	4,804	414

The following table summarises the sensitivity of financial instruments held at balance date to movements in the market price of available-for-sale financial instruments, with all other variables held constant the 10% sensitivity is based on reasonable possible changes, over a financial year, using the observed range of actual historical prices for 2008 and 2007

	Impact on Equity	
	2008	2007
Post tax gain/(loss)	$'000	$'000
Market price + 10%	480	41
Market price + 10%	(480)	(41)

Equity referred to in the market price risk sensitivity represents available for sale investment reserve.

c) **Liquidity Risk**

The liquidity position of the Group is managed to ensure sufficient liquid funds are available to meet financial commitments in a timely and cost effective manner. The Group Treasury Function continually reviews the liquidity position including cash flow forecasts to determine the forecast liquidity position and maintain appropriate liquidity levels. Notes 22 and 25 detail the repayment obligations in respect of the amount of the facilities.

The contractual maturity analysis of payables at the reporting date was as follows:

	Payables Ageing Analysis (US'000)				
	Total	**< 6 months**	**6-12 months**	**1-5 years**	**>5 years**
2008					
Trade payables	47,301	47,301	-	-	-
Other payables	8,993	8,993	-	-	-
Loans and borrowings	236,310	659	235,218	243	190
Total Payables	**292,604**	**56,953**	**235,218**	**243**	**190**
2007					
Trade payables	43,747	43,747	-	-	-
Other payables	968	968	-	-	-
Loans and borrowings	88,651	2,768	2,259	31,351	52,273
Total Payables	**133,366**	**47,483**	**2,259**	**31,351**	**52,273**

d) **Credit Risk**

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Group. The carrying amount of financial assets represents the maximum credit exposure. The Group manages its credit risk on trade debtors, cash and financial instruments by predominantly dealing counterparties with a credit rating equal to or better than the Group. Receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. The Group's credit risk is limited to the carrying value of its financial assets.

At balance date there is a significant concentration of credit risk represented in the trade receivables balance. This is due to the fact that the majority of sales are made to two specific customers as per contractually agreed terms. The two customers, being Impala Platinum Holdings Limited and Rustenburg Platinum Mines Limited, have complied with all contractual sales terms and have not at any stage defaulted on amounts due.

The maximum exposure to credit risk at the reporting date was as follows:

	2008	**2007**
	$'000	$'000
Current		
Cash and cash equivalents	170,956	287,663
Trade receivables	140,754	98,617
Other receivables	34,051	1,965
Security deposit	12,159	-
	357,920	**388,245**

The ageing of receivables at the reporting date was as follows:

	Receivables Ageing Analysis $'000				
	Total	**< 6 months**	**6-12 months**	**1-5 years**	**>5 years**
2008					
Trade receivables	140,754	140,754	-	-	-
Other receivables	34,051	34,051	-	-	-
Security deposit	12,159	-	12,159	-	-
Total receivables	**186,964**	**174,805**	**12,159**	-	-
2007					
Trade receivables	98,617	98,617	-	-	-
Other receivables	1,960	1,960	-	-	-
Total receivables	**100,577**	**100,577**	-	-	-

e) **Capital Management**

The Group treasury function is responsible for capital management. This involves the use of corporate forecasting models, which facilitates analysis of the Group's financial position including cash flow forecasts to determine the future capital management requirements. Group treasury monitors gearing and compliances with various contractual financial covenants. The group defines capital as total shareholders equity excluding minority interest.

Capital management is undertaken to ensure a secure, cost effective supply of funds to ensure the Group's operating and capital expenditure requirements are met. The mix of debt and equity is regularly reviewed. The Group does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. At 30 June 2008 the Group's gearing ratio is 28% (2007: 5%)

During the year the company paid dividends of $51.307m (2007: $25.364m). The Board maintains a payout ratio policy of balancing returns to shareholders with the need to fund growth.

f) **Fair Value of Financial Assets and Liabilities**

The fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged or liability settled in a current transaction between willing parties in an arms length transaction. The fair values of cash and cash equivalents, trade and other receivables and trade and other payables approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest. The fair value of financial instruments traded in active markets such as publicly traded available-for-sale securities are based on quoted market prices at the balance sheet date. The quoted market price used for available for sale securities held by the Group is the current bid price. The fair value of financial instruments that are not traded in an active market such as unlisted securities is determined using valuation techniques. Such techniques include using recent arm's length market transactions and net asset values. All financial assets and liabilities recorded in the financial statements approximate their respective net fair values.

37. Events After Balance Sheet Date

The directors declared a dividend of $0.10 per share on 7 August 2008. There have been no other events after balance date.

	2008 $'000	2007 $'000
38. Auditor's Remuneration		
Amounts received or due and receivable by Ernst & Young for:		
- an audit or review of the financial report of the company and any other entity in the consolidated group	338	328
- other services in relation to the company and any other entity in the consolidated group	193	145
	531	**473**

Directors' Declaration

In accordance with a resolution of the Board of Directors of Aquarius Platinum Limited, I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   I. give a true and fair view of the financial position as at 30 June 2008 and the performance for the year ended on that date of the consolidated entity; and

   II. comply with International Accounting Standards; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Stuart Murray
Director

30 September 2008

ERNST & YOUNG

Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +61 8 9429 2222
Fax: +61 8 9429 2436
www.ey.com/au

Independent auditor's report to the members of Aquarius Platinum Limited

We have audited the accompanying financial report of Aquarius Platinum Limited and the entities it controlled ("the Group"), which comprises the consolidated balance sheet as at 30 June 2008, and the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of this financial report in accordance with International Financial Reporting Standards. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with International Standards on Auditing. These standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian and International professional ethical pronouncements.

VT:HG:AQUARIUS:024

ERNST & YOUNG

82-50

Auditor's Opinion

In our opinion, the consolidated financial report presents fairly in all material respects the financial position of the Group as of 30 June 2008, and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young

Ernst & Young

V. Tidy

V W Tidy
Partner
Perth
30 September 2008

The following information was reflected in the Company's registers and other records as at 29 August 2008.

Distribution of Shareholders

	Ordinary Shares Number of Holders
1 - 1,000	2,280
1,001 - 5,000	1,269
5,001 - 10,000	204
10,001 - 100,000	323
100,001 - and over	224
TOTAL	**4,300**

There were 47 holders of ordinary shares holding less than a marketable parcel.

SUBSTANTIAL SHAREHOLDERS

The following shareholders have a substantial shareholding in the Company:

Shareholder	Number of shares Fully paid shares	%
Nutraco Nominees Limited	17,326,635	6.61
J P Morgan Nominees Australia Limited	13,374,872	5.10
HSBC Custody Nominees (Australia) Limited	13,203,203	5.04

Voting Rights

Only the shares carry voting rights, which upon a poll are one vote for each share held.

Twenty largest holders of fully paid shares

	Shareholder	**No. of shares**	**%**
1	Nutraco Nominees Limited	17,326,635	6.61
2	J P Morgan Nominees Australia Limited	13,374,872	5.10
3	HSBC Custody Nominees (Australia) Limited	13,203,203	5.04
4	National Nominees Limited	16,311,759	3.03
5	ANZ Nominees Limited (Cash Income A/C)	10,212,545	3.90
6	Chase Nominees Limited	9,295,994	3.55
7	State Street Nominees Limited (4545)	9,053,666	3.45
8	HSBC Global Custody Nominee (UK) Limited (357206)	8,176,559	3.12
9	Vidacos Nominees Limited (5437)	7,135,472	2.27
10	Vidacos Nominees Limited (FGN)	5,326,304	2.03
11	The Bank of New York (Nominees) Limited	4,055 826	1.55
12	Prudential Client HSBC GIS Nominee (UK) Limited (PAC)	3,501,663	1.34
13	Chase Nominees Limited (USRESLD)	3,230,900	1.23
14	BBHISL Nominees Limited (127291)	2,999,623	1.14
15	Chase Nominees (LEND)	2,896,373	1.11
16	State Street Nominees Limited (OM01)	2,765,324	1.06
17	Citicorp Nominees Pty Ltd	2,737,494	1.04
18	State Street Nominees Limited (SS01)	2,680,250	1.02
19	Chase Nominees Limited (BGILIFEL)	2,522,778	0.96
20	DB UK Bank Limited (PRO0001)	2,507,427	0.96
	Top 20 Shareholders	**133,314,667**	**50.87**
	Other Shareholders	**128,738,111**	**49.13**
	Total	**262,052,778**	**100.00**

INCORPORATION AND GENERAL INFORMATION

The Company was incorporated in Bermuda as an exempted company and is subject to Bermudian law.

In Australia, the Company is registered as a foreign company under the Australian Corporations Act (registration no. ARBN 087 577 893). It is not subject to Chapter 6 of the Australian Corporations Act dealing with the acquisition of shares (including substantial shareholdings and takeovers). However, the Company has inserted into its bye-laws some restrictions on the ability to acquire shares in the Company. These sections of the bye-laws reflect the restrictions on acquisitions of shares contained in Parts 6.1 and 6.2 of the Australian Corporations Act. The Company has undertaken to comply with the Listing Rules of the ASX.

Bermuda law does not impose any limitation on the acquisition of securities in the Company.

CORPORATE INFORMATION

The consolidated financial statements for Aquarius for the year ended 30 June 2008 were authorised for issue in accordance with a resolution of the directors on 30 September 2008. Aquarius is a limited company incorporated and registered as an "exempted company" in Bermuda. As an "exempted company", Aquarius is authorised to carry on business outside Bermuda but may not (except in certain circumstances) carry on business within Bermuda.

The consolidated financial statements have been presented using United States Dollars as the reporting and measurement currency. The USD is traded at par with the Bermuda Dollar and accepted as the currency of Bermuda's main industries.

The registered office of Aquarius is located at Clarendon House, 2 Church Street, Hamilton, Bermuda.

During the year, the principal activities of the Aquarius Group, which comprises Aquarius and its consolidated subsidiaries, were exploration, development and acquisition of PGM projects, and mining of PGM.

The Group predominantly operates in two countries and employed 2055 employees as at 30 June 2008 (2007: 56).

GLOSSARY OF TERMS

The following definitions apply throughout the annual financial statements:

Aquarius Aquarius Platinum Limited, the parent entity, a company incorporated in Bermuda with registration number EC 26290

AQP(SA) Aquarius Platinum (South Africa) (Proprietary) Limited (registration number 2000/000341/07), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius

AQS Aquarius Platinum (Australia) Limited (A.B.N. 007 870 699), a company incorporated in Australia and a wholly owned subsidiary of Aquarius

ASX Australian Stock Exchange

AUD Australian Dollar

GBP Great British Pound

Implats Impala Platinum Holdings Limited (registration number 1957/001979/06), a company incorporated in the Republic of South Africa

JSE JSE Securities Exchange South Africa

KPM Kroondal Platinum Mines Limited (registration number 77/02213/06), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius

MIL Mimosa Investments Limited (registration number 26645/6593), a company incorporated in the Republic of Mauritius and a jointly controlled entity of Aquarius and Implats (formerly known as ZCE Platinum Limited)

Mimosa Mimosa Mining Company (Private) Limited, a company incorporated in Zimbabwe

LSE London Stock Exchange

PGM Platinum group metals comprising mainly platinum, palladium, rhodium and gold

P&SA1 Pooling & Sharing Agreement between AQP(SA) and RPM Ltd on Kroondal

P&SA2 Pooling & Sharing Agreement between AQP(SA) and RPM Ltd on Marikana

TKO TKO Investment Holdings Limited, a company incorporated in the Republic of South Africa and a controlled entity of AQP(SA)

USD United States Dollar

ZAR South African Rand

ZWD Zimbabwe Dollar



13 September 2007

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

The Company received notice today that Lazard Asset Management LLC and subsidiaries, has increased its notifiable interest in the Company to 10.04%. Lazard Asset Management LLC now holds 8,583,421 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**



6 September 2007

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

The Company received notice today that Lazard Asset Management LLC and subsidiaries, has increased its notifiable interest in the Company to 9.24%. Lazard Asset Management LLC now holds 7,901,885 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,321 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP3.32 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	85,511,422	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	93,334 488,480 139,910 217,927 80,036	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..



AQUARIUS PLATINUM LIMITED

Full Year Results: 30 June 2007

Highlights of the year:

- **Record group production at 530,726 PGM ounces**
- **Record net profit up 119% to $187.2 million (US218.5 cents per share)**
- **Net operating cash flow up 84% to $323 million**
- **Full year dividend up 75% to US42 cents per share**
- **Proposed share split on a 3:1 basis to be put to shareholders**

Operational

- Group attributable production up 19% to 530,276 PGM ounces (2006: 447,693 PGM ounces)
- Kroondal production tons increased by development at new K5 Shaft
- Marikana production demonstrates potential as underground mining commences
- Everest delivers strong increases in production as underground operations ramp-up
- Mimosa delivers steady increase in production
- Chrome Tailings Re-treatment Program delivers modest increase of high margin production
- Increased focus on mine development to improve face availability flexibility and redundancy

Financial

- Revenue increased 67% to $710.8 million
- Net operating cash flow up 84% to $323 million from $175 million
- Net profit increased 119% to $187.2 million (US218.5 cents per share)
- Cash balances rose to $287.6 million from $162.4 million
- US30 cents per share final dividend declared, payable on 5th October 2007 (2006: US18 cents) Total 2007 dividend (interim and final) up 75% to US42 cents (2006: US24 cents)

Strategic

- Completion of South African new order mining rights conversions
- Completion of 3.5% subsidiary buy-back from BEE partner SavCon
- Agreement with Bakgaga Mining to drill and conduct feasibility work over 3,000 hectares
- Mimosa Wedza Phase V expansion announced, ramping up into 2008

Commenting on the full year results, Stuart Murray, CEO of Aquarius Platinum said, *"I am delighted to again report a set of record production and earnings figures and our highest dividend yet. This performance is credible when set against an ever more challenging operating environment. At Aquarius we are not alone in experiencing more challenging geology, though recognising this, we have changed our mining planning and strategy to provide for more on-reef development at our operations which over time will result in improved mining efficiencies.*

Looking to the new financial year, our operations will continue to ramp-up production and deliver even more ounces at times of ongoing record upside in prices. The challenge will be to manage costs as these issues continue to dominate the operating environment. That said, we aim for more growth, and target an additional 15% production in the next financial year."

Aquarius announces consolidated earnings for the year to 30 June 2007 of $187.2 million equal to US218.5 cents per share. This represents a 119% increase in net profit over the previous year. The increase is attributed to a 19% increase in production to 530,726 PGM ounces attributable to Aquarius and an increase in the average 4E PGM basket price (Platinum, Palladium, Rhodium and Gold) for the Group to US$1,293 per ounce in 2007 compared to US$932 per ounce in 2006, and not least other metals produced as by-products – notably nickel, iridium and ruthenium.

The operations delivered net operating cash flow of $323 million for the year, up from $175 million in the previous year due to higher prices and production volumes. The increased cash flow allowed the Group to reduce debt, repay shareholder loans and fund mine development and rehabilitation at the Group's respective mines, and buy back 3.5% of AQPSA from our empowerment partners.

The Directors have declared a final dividend of US30 cents (2006: US18 cents) per share payable on 5th October 2007 to shareholders registered on 14th September 2007. This brings the total dividend payable for the year ended 30 June 2007 to US42 cents, an increase of 75% over the previous year.

The Board has also requested to place before shareholders at the upcoming AGM in November 2007 a resolution seeking approval to subdivide the issued capital of the company on the basis that each existing share be subdivided into three shares and each existing option be subdivided into three options each. The share split will benefit shareholders by increasing the liquidity and affordability to investors of the company's shares. Further details will be provided in the notice of meeting materials that will be circulated to shareholders prior to the AGM.

Net Profit and Production comparison by half year and full year, Financial Years 2007 and 2006

	1H 2007	2H 2007	FY 2007	FY2006	FY Change
Net Profit after tax and minorities	$85.4m	$101.8m	**$187.2m**	$85.6m	119%
PGM Production (4E) (ounces)	277,155	253,571	**530,726**	447,693	19%

Revenues from ordinary activities for the year rose 67% to $710.8 million (comprising sales revenue of $690 million and interest and other income of $21 million) from $426 million (sales revenue $417 million and interest and other income of $9 million). The increased revenue was due to a 19% increase in PGM production and a 39% increase in the average PGM basket price over the year.

As outlined in the table above, this year's performance has shown a stronger first half production for the year as the Group's expansion program was interrupted by short-term industrial action in the second half coupled with a strategic decision in January 2007 to temporarily focus on increasing mine development to provide increased redundancy and flexibility for the longer-term. Management's focus on development is to ensure that the Group's ongoing growth profile is achieved in a sustainable and economic manner. The increase in production in 2007 is largely attributable to the ongoing ramp-up at Everest and the new underground production ramping up at Marikana. The Group's existing operations are expected to continue to increase production and deliver around 15% additional production in FY2008.

On mine cash costs at $261.4 million reflects an increase in average group attributable unit costs to $470 per PGM ounce compared to $391 per PGM ounce in the previous year, despite labour and input cost pressures.

Cash Costs at Operations

	Rand (4E) per ounce	Rand (6E) per ounce
Kroondal (P&SA1)	3,069	2,565
Marikana (P&SA2)	5,219	4,317
Everest	3,373	2,821
Mimosa	US$381	$360
CTRP	2,377	1,587
Group Average*	$470	$391

**Group average calculated using attributable production and dollar costs*

Amortisation and depreciation was higher compared to FY 2006 at $39.5 million from $29 million, largely a consequence of the 19% increase in production and an increase in the rehabilitation provision at Marikana.

Interest income was 132% higher at $19.1 million, reflecting the increased cash reserves of the Group. Interest expense, which included a non-cash component of $3.7 million relating to the unwinding of the interest in the net present value of the Marikana and Kroondal rehabilitation provisions was $15.2 million. Interest expense includes interest paid on pipeline finance advanced from the smelters.

Cash balances of $287.6 million at 30 June 2007 are expected to increase progressively (subject to any corporate activity) in line with the Group's increased production profile for FY 2008. This together with the current RMB facility will provide Aquarius with the requisite funding for any future growth opportunities, balance sheet optimisation and for continued progressive dividends.

Group Financials by Operation

	Kroondal	Mimosa	Marikana	Everest	CTRP	Corporate	Total
PGM ounces (attributable)	219,674	77,224	66,187	163,938	3,703	-	530,726
$'Millions							
Revenue (net of FX sales variance)	279.5	210.4	85.4	121.7	6.0	8.8	710.8
Cost of sales:							
On mine cash costs	(93.6)	(77.7)	(47.9)	(40.0)	(2.2)	-	(261.4)
Amortisation and depreciation	(9.5)	(9.2)	(9.4)	(3.0)	(0.7)	-	(31.8)
Gross profit	**176.4**	**123.5**	**28.1**	**78.7**	**3.1**	**8.8**	**418.6**
Amortisation of fair value	(6.3)	-	(0.8)	(0.6)	-	-	(7.7)
Gross profit after FVU	**170.1**	**123.5**	**27.3**	**78.1**	**3.1**	**8.8**	**410.9**
Corporate admin and other costs	-	-	-	-	-	(8.9)	(8.9)
Foreign currency gain/(loss)	(0.3)	0.2	-	(2.1)	-	(0.1)	(2.3)
Finance charges	-	(3.5)	-	(0.7)	-	(11.0)	(15.2)
Profit/(loss) before tax	**169.8**	**120.2**	**27.3**	**75.3**	**3.1**	**(11.2)**	**384.5**
Tax Expense							(90.9)
Profit/(loss) after tax							**293.6**
Minority interest							(106.4)
Profit/(loss) after minority interest							**187.2**

Cash balances

Aquarius Group cash balances increased by $125 million since 30 June 2006 to $287.6 million at 30 June 2007. Cash holdings in the Group comprise:

AQP	$78.0 million
AQPSA (100%)	$162.1 million
Mimosa Investments (50%)	$47.5 million
Total	**$287.6 million**

Major factors (other than mine operations) that impacted on the movement in cash included:

Acquisition of 3.5% of AQPSA	AQP	$50 million
Income tax paid	AQPSA/Mimosa	($59 million)
Dividends paid	AQP	($25 million)
Interest income	Group	$19 million
Interest expense	Group	$12 million
Share loan repayments/options exercised	AQP	$6 million
Capital expenditure	Group	($43 million)

Group Debt

As at 30 June 2007, group debt comprised the following facilities:

- R450 million loan facility (main facility)
- R200 million standby facility
- R50 million guarantee facility

Interest bearing debt:

Group interest bearing debt (excluding pipeline advances) for the year at $27 million comprised the following:

- RMB facility $27 million

Rand US Dollar Exchange Rate

The US Dollar was flat against the Rand year on year at 7.10, however there was considerable volatility in the rate during the year, with highs close to 8.0 and lows at 6.7.


Financial Year 2007: Rand US Dollar Exchange Rate
8.20
8.00
7.80
7.60
7.40
7.20
7.00
6.80
6.60
6.40
6.20
6.00
Jun-06
Sep-06
Dec-06
Mar-07

Platinum Group Metal Prices ($ per ounce)

PGM prices in US Dollar terms continued to perform well during the year. Platinum, palladium, rhodium and gold all moved higher during the year. Platinum closed the year 4% higher at $1,273 per ounce, whereas palladium was 18% higher at $365 per ounce, and rhodium doing best of all, up 34% to $6,250 per ounce. Gold added a modest 4% over the year to close at $651 per ounce.


Financial Year 2007: Platinum, Palladium, Rhodium and Gold Prices ($ per ounce)
Platinum, Palladium & Gold ($/oz)
1,600
1,400
1,200
1,000
800
600
400
200
0
Rhodium ($/oz)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Platinum
Palladium
Gold
Rhodium

The South African PGM basket price averaged 32% higher for the year at US$1,360 per 4PGE ounce driven by strong rhodium and platinum prices in particular. In Zimbabwe (where the ratio of metals is lower in platinum and rhodium and higher in palladium), the basket price for the year averaged 31% higher for the year at US$974 per 4PGE ounce.


Financial Year 2007: PGM Basket Prices (4PGE) ($ per ounce)
$/oz
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Rand/oz
12,000
10,000
8,000
6,000
4,000
2,000
0
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce

The PGM (4E) basket (platinum, palladium, rhodium and gold) comprises the principal revenue driving commodities produced; in addition, economic quantities of ruthenium, iridium, copper, nickel, cobalt and chromite are also produced, with revenues used to offset costs. These metals also enjoyed healthy gains over the year demonstrated in the PGE(6E) basket after by-product costs detailed in the table above.

FINANCIALS

Aquarius Platinum Limited
Consolidated Income Statement
Year ended 30 June 2007
$'000

	Note:	Half year ended		Year ended	
		30/06/07	31/12/06	30/6/07	30/6/06
Aquarius PGM Production (attributable ounces)		*253,570*	*277,156*	*530,726*	*447,693*
Revenue	*(i)*	380,028	330,774	710,802	426,569
Foreign exchange gain/(loss)	*(ii)*	3,881	(2,914)	967	13,228
Cost of Sales	*(iii)*	(154,416)	(138,822)	(293,238)	(223,064)
Gross Profit		**229,493**	**189,038**	**418,531**	**216,733**
Amortisation of fair value uplift of mineral properties	*(iv)*	(3,839)	(3,756)	(7,595)	(7,162)
Gross profit after amortisation of fair value uplift		**225,654**	**185,282**	**410,936**	**209,571**
Admin & other operating costs	*(v)*	(5,378)	(3,574)	(8,952)	(8,027)
Other FX movements	*(vi)*	(6,906)	4,598	(2,308)	913
Finance costs	*(vii)*	(7,896)	(7,322)	(15,218)	(10,383)
Profit before tax		**205,474**	**178,984**	**384,458**	**192,074**
Income tax expense		(44,686)	(46,175)	(90,861)	(51,071)
Profit after tax		**160,788**	**132,809**	**293,597**	**141,003**
Minority interest	*(viii)*	(58,936)	(47,438)	(106,374)	(55,373)
Net profit		**101,853**	**85,371**	**187,223**	**85,630**
EPS (basic – cents)		*118.0*	100.4	*218.5*	*100.9*

Notes on the June 2007 Consolidated Income Statement

(i) Sales revenue was higher due to increased PGM ounces (additional 83,033 PGM ounces) and higher PGM basket prices.

(ii) Foreign exchange variances caused by the difference between revenue recorded at time of production to cash received at the end of the four month pipeline.

(iii) Cost of sales reflects increased production and a 9.5% increase in the average on mine cash cost per PGM ounce compared to the previous year.

(iv) Amortisation of fair value of mineral properties at Kroondal, Marikana and Mimosa.

(v) Administration and other costs are higher due to increased corporate activity

(vi) Reflects foreign exchange movements on net monetary assets.

(vii) Finance costs include $7.3 million of pipeline finance which is higher in line with the growth in the Groups PGM sales. Also included is $3.7 million of non cash interest expense representing the unwinding of interest on the rehabilitation provisions.

(viii) Reflects profit of AQPSA attributable to minority interests SavCon (26.0%) and Impala Platinum (20%), totalling 46%. Minority interests reduced from 49.5% in April 2007 to 46% following conclusion of the 3.5% purchase of AQPSA's equity from the SavCon consortium.

Aquarius Platinum Limited
Consolidated Cash flow Statement
Year ended 30 June 2007
$'000

	Note:	Half year ended 30/06/07	Half year ended 31/12/06	Financial year ended 30/06/07	Financial year ended 30/06/06
Net operating cash inflow	*(i)*	164,214	159,026	323,240	175,531
Net investing cash outflow	*(ii)*	(68,201)	(25,489)	(93,690)	(112,880)
Net financing cash outflow	*(iii)*	(69,649)	(36,895)	(106,544)	27,161
Net increase (decrease) in cash held		**26,364**	96,642	**123,006**	**89,812**
Opening cash balance		263,563	162,425	162,425	75,251
Exchange rate movement on cash	*(iv)*	(2,264)	4,496	2,232	(2,638)
Closing cash balance		**287,663**	**263,563**	**287,663**	**162,425**

Notes on the June 2007 Consolidated Cash flow Statement

(i) Net operating cash flow includes inflow from operations ($373 million), tax paid ($59 million) and net interest income of $7 million.

(ii) Net investing cash flow includes payments for mine development and development costs ($40 million), mine-site rehabilitation ($4 million) and the purchase of an additional 3.5% equity interest in AQPSA, ($50 million).

(iii) Net financing cash flow includes repayment of shareholder loans at AQPSA level ($88 million), payment of dividends ($25 million) and proceeds on the issue of shares following the exercise of employee options under the Company's Option Plan $6 million.

(iv) Exchange rate movement reflects movement of Rand against the US Dollar.

Aquarius Platinum Limited
Consolidated Balance Sheet
At 30 June 2007
$'000

	Note:	Financial year ended 30/06/07	30/06/06
Assets			
Cash assets		287,663	162,425
Current receivables	*(i)*	100,573	66,722
Other current assets	*(ii)*	26,127	19,827
Property, plant and equipment	*(iii)*	207,360	206,626
Mining assets	*(iv)*	311,425	247,601
Other non-current assets		12,026	6,994
Total assets		**945,174**	**710,195**
Liabilities			
Current liabilities	*(v)*	50,676	35,463
Non-current payables	*(vi)*	54,228	130,104
Non-current interest-bearing liabilities	*(vii)*	35,321	45,372
Other non-current liabilities	*(viii)*	172,404	105,419
Total Liabilities		**312,629**	**316,358**
Net assets		**632,545**	**393,837**
Equity			
Parent entity interest		456,138	315,559
Minority interest		176,407	78,278
Total Equity		**632,545**	**393,837**

Notes on the June 2007 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales. Increase reflects increased production from the Group's mines.

(ii) Reflects PGM concentrate inventory.

(iii) Reflects Mimosa, Marikana, Kroondal, Everest and CTRP plants.

(iv) Mining assets reflects mine development expenditure on Kroondal, Mimosa, Marikana and Everest

(v) Includes tax payable ($5 million), trade creditors ($45 million).

(vi) Includes non interest bearing portion of AQPSA shareholder debt (Impala Platinum $21 million) and SavCon ($31 million).

(vii) Includes interest bearing debt payable to RMB ($27 million), and lease liability $7.7 million.

(viii) Reflects deferred tax liabilities ($103 million), provision for closure costs ($69 million).

OPERATIONS

Production

The chart below illustrates the increases in annual production, and the positive impact enjoyed primarily from the ongoing ramp-up at Everest.


Aquarius Group Attributable Annual Production (4E PGM ounces)
4E PGM Ounces
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
2007E
CTRP
Mimosa
Everest
Marikana
Kroondal

Production of PGMs attributable to shareholders of Aquarius increased 19% to 530,726 PGM ounces from 447,693 ounces. All mines enjoyed increased production, with the exception of Kroondal where attributable production was unchanged. The tables below compare production by operation and attributable to Aquarius, over the four quarters and year on year.

Production by Mine

PGMs	Quarter Ended				Full Year Ended		
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	FY 2006	FY 2007	%
Kroondal	121,713	117,189	102,079	98,370	439,444	439,351	*Flat*
Marikana	30,865	39,077	30,148	32,286	85,912	132,376	*+54%*
Everest	41,717	41,191	40,107	40,923	97,031	163,938	*+69%*
Mimosa	42,733	33,345	34,760	42,732	142,407	154,448	*+8%*
CTRP	1,711	1,866	1,954	1,877	6,234	7,408	*+19%*
Total	**238,739**	**232,668**	**209,048**	**217,066**	**771,028**	**897,521**	***+16%***

Production by Mine Attributable to Aquarius

PGMs	Quarter Ended				Full Year Ended		
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	FY 2006	FY 2007	% +/-
Kroondal	60,856	58,594	51,039	49,185	219,722	219,674	*Flat*
Marikana	15,432	19,538	15,074	16,143	56,617	66,187	*+17%*
Everest	41,717	41,191	40,107	40,923	97,031	163,938	*+69%*
Mimosa	21,367	16,672	17,380	21,366	71,204	77,224	*8%*
CTRP	855	933	977	938	3,119	3,703	*19%*
Total	**140,227**	**136,928**	**124,577**	**128,994**	**447,693**	**530,726**	***+19%***

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 54%)

P&SA1 at Kroondal

Safety

The 12-month rolling average DIIR for the year improved to 0.75 from 0.96 in the previous year. Regrettably a fatality occurred during the financial year when a Murray & Roberts Cementation employee was fatally injured in a conveyor belt accident.

Production

Underground production increased 8% year-on-year to 6,129,000 tons and open-pit production increased 18% to 495,000 tons, resulting in a total 10% increase in tons to 6,624,000 tons. The average head grade over the year was marginally lower at 2.81 g/t, in part due to the increased share of lower-grade open pit production in the mix, increasing to 7.5% from 6.9%, but importantly also due to a higher proportion of production coming from K5 Shaft. The geology is more complex at K5 Shaft and a number of down throw faults have been encountered in the main decline. Recoveries were 1% lower at 77%, although these did see an improvement in the final quarter of the financial year to 77% from 76% in the third quarter. Total PGM production was flat year-on-year at 439,350 PGM ounces with 219,675 PGM ounces attributable to Aquarius.

Kroondal: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2007	263,930	127,048	46,097	2,275	**439,350**	**219,675**
2006	262,263	128,318	46,663	2,201	**439,444**	**219,722**
2005	194,290	93,984	34,916	1,540	**324,730**	**162,365***
2004	143,408	68,223	24,913	1,081	**237,625**	**160,190****

**Reflects full impact of P&SA (12 months production at 50%)*
***Reflects P&SA effective November 2003 (4 months production at 100% & 8 months production at 50%)*

Revenue

The average PGM basket price for the year increased 34% to $1,386 per PGM ounce. The basket price rose steadily during the year, averaging $1,520 per PGM ounce in the final quarter. This resulted in a 46% increase in mine revenue to R4.0 billion for the year (Aquarius share: R2.0 billion). The cash margin for the year rose to 66% from 59%.

Operating Costs

Cash cost per ROM ton increased by 14% to R213 per ton due to higher mining and labour costs and an increase in on-reef development. Consequently, cash costs per PGM ounce, impacted by lower grades and recoveries, increased 20% to R3,069. During the year Kroondal completed considerable development, which is attributed to the profit and loss account and not capitalised. These costs are included in the table below.

P&SA1 at Kroondal: Operating Costs

	Rand 4E per ounce (Pt+Pd+Rh+Au)	Rand 6E per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand 6E per ounce net of by-products (Ni&Cu)
FY 2007	3,069	2,526	2,351

Operating cash costs include ledging and primary development costs of R393 per PGM ounce (up 34% on the previous year), secondary development costs of R71 per PGM ounce (up 39% on previous year) and engineering infrastructure costs of R216 per PGM ounce (up 43% on previous year). The stoping cost was R2,388 per PGM ounce, a 16% increase compared to the previous year. It should be noted that operating costs continue to include costs associated with the new K5 Shaft of R130 per PGM ounce. The K5 Shaft is in a ramp-up phase and therefore attracts high relative unit costs.

Rand per PGM ounce	FY 2006	FY2007	Variance %
Cash Costs	2,565	3,069	+20%
Ledging & Primary Development Costs	-294	-393	+34%
Secondary Development Costs	-51	-71	+39%
Engineering Infrastructure Costs	-151	-216	+43%
Cash Costs After Adjustments	2,068	2,388	+15%
K5 Shaft Cost	0	130	-
Cash Cost After Adjustments for K5	2,068	2,258	+9%

P&SA2 at Marikana Platinum Mine

Safety

The 12-month rolling average DIIR for the year deteriorated slightly to 0.36 from 0.31 in the previous year. Marikana Mine's safety performance remains credible as it also reported a fatality free year. The mine achieved 1.3 million fatality free shifts at the end of the financial year.

Production

Open-pit production increased, 40% to 1,409,000 tons. Underground operations continued to ramp-up during the year with production increasing more than three-fold to 708,000 tons. The ratio of production over the year shifted favourably towards underground material which represented approximately 50% during the final quarter of total tonnes processed. This compares to 14% underground in the previous year. The average head grade remained constant for the year at 3.19 g/t compared to 3.20 g/t in the previous year. The open pit production will be further scaled down in the 2008 financial year to 50,000t per month where it will stabilise until the reserve is mined out in 2015. It is expected that the grade will slightly decrease in 2008 financial year to approximately 3.15 g/t as the higher grade open pit production is reduced. Recoveries were 5% lower at 64% due to increased open pit oxidised material being processed. The recoveries are planned to improve in 2008 financial year as underground production continues to ramp-up. Total PGM production was up 54% year-on-year to 132,375 PGM ounces with 66,187 PGM ounces attributable to Aquarius. Year on year attributable comparisons are not meaningful due to the implementation of the P&SA2 at Marikana in September 2005.

Marikana: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2007	80,903	37,719	12,750	1,003	**132,375**	**66,187**
2006	52,757	24,461	8,023	671	**85,912**	**56,617***
2005	63,868	26,413	8,061	819	**99,161**	**99,161**
2004	57,774	22,598	6,062	742	**87,176**	**87,176**

**Reflects impact of P&SA (effective September 2006)*

Revenue

The average PGM basket price for the year increased 33% to $1,344 per PGM ounce. Over the year, however, the PGM basket rose steadily, averaging $1,453 per PGM ounce in the final quarter. This resulted in a 135% increase in mine revenue to R1.2 billion for the year (Aquarius share: R612 million). The cash margin for the year continued its strong upwards momentum in the 2007 financial year to 44%, compared to 16% in 2006 and negative 10% in 2005.

Operating Costs

Cash cost per ROM ton reduced by 2% due to increased underground volumes. Cash costs per PGM ounce for the year were increased 5% to R5,219 per PGM ounce due to lower recoveries.

Marikana: Operating Costs

	Rand (4E) per ounce (Pt+Pd+Rh+Au)	Rand (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand (6E) per ounce net of by-products (Ni&Cu)
FY 2007	5,219	4,317	4,005

Everest Platinum Mine

Safety

The 12-month rolling average DIIR for the year improved to 0.62 from 0.73 in the previous year. Regrettably, two fatalities occurred at Everest during the year. On 3rd August 2006 an Underground Team Leader suffered fatal injuries as a result of a fall of ground. The DME Report concluded that the requisite safety management systems were in place, ascribing the underlying cause of the accident to poor judgement on the part of the deceased in that he entered an area that was not yet supported to standard. On 20 January 2007 a Rock Drill Operator was fatally injured when he was struck by an underground load-haul-dumper. The DME Report concluded that the requisite safety management systems were in place, ascribing the basic cause of the accident to the deceased taking an unsafe position and not following procedures. The implementation of remedial actions arising from both investigations have been completed.

Production

Underground production increased significantly to 1,805,000 tons for the year, compared to 471,000 tons in the previous year. Open pit operations, in-line with plan, reduced production, to 589,000 tons for the year compared to 991,000 tons in the previous year. Underground production is now the primary tonnage source, accounting for 92% of all tons in the fourth quarter. The current open pit reserve is planned to be mined out in October 2007. The average head grade over the year fell to 2.89 g/t from 3.04 g/t due to significantly poorer quality production from the open pits, and ongoing development tons from underground operations. Recoveries increased by 13% to 77% due to higher quality underground tons dominating the feed. It is expected that recoveries will increase to 79% in the 2008 financial year as underground production becomes the only feed material for processing. Total PGM production was up 69% year-on-year to 163,937 PGM ounces, 100% attributable to Aquarius.

Everest: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2007	94,398	52,527	15,534	1,478	163,937	163,937
2006	56,118	32,108	7,821	984	97,031	97,031

Revenue

The average PGM basket price for the financial year was up 24% to $1,286 per PGM ounce. This resulted in mine revenue of R1.5 billion (Aquarius share: 100%). The cash margin for the year increased marginally to 62%.

Operating Costs

Cash costs per ROM ton increased 16% to R187 per ton in line with the increased ratio of higher cost underground tons. Cash costs per PGM ounce increased to R3,373 in line with the increased cost for underground tons and due to a lower grade.

Everest: Operating Costs*

	Rand (4E) per ounce (Pt+Pd+Rh+Au)	Rand (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand (6E) per ounce net of by-products (Ni&Cu)
FY 2007	3,373	2,821	2,584

**Includes calculation for IFRIC-4 (Determining whether an Arrangement contains a lease) by R157 per PGM ounce.*

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The DIIR for the year deteriorated to 0.41 from 0.28 for the previous year. Regrettably, there were three fatalities during the financial year. A fatality occurred in the second quarter when an Underground Team Leader was fatally injured by a fall of ground. In the fourth quarter, two fatalities occurred underground when a Safety Health Environmental Officer and an Acting Ventilation Officer succumbed to asphyxia in a previously abandoned underground area where pumping was being carried out to reopen it. An official investigation is underway; however, the results have not yet been released.

Production

Underground operations hoisted an 8% increase in production to 1,847,000 PGM ounces. Tons processed increased 10% to 1,692,000 tons, with the balance going to the stockpile which totalled 361,000 tons at the end of the financial year. The average head grade fell 1% to 3.66 g/t. Recoveries remained flat at 77%. PGM production for the year increased 8% to 154,448 ounces (Aquarius attributable 77,224 PGM ounces).

Mimosa: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2007	78,240	59,517	6,067	10,613	**154,448**	**77,224**
2006	72,232	54,722	5,577	9,876	**142,407**	**71,204**
2005	66,742	49,259	5,156	9,010	**130,167**	**65,084**
2004	61,422	44,697	5,036	8,234	**119,389**	**59,697**

Revenue

The average PGM basket price for the year was 35% higher at $974 per PGM ounce. This resulted in mine revenue of US$199 million (Aquarius share: 50%). The cash margin for the year was 74%.

Operating Costs

Cash costs per ounce for the year increased 13% to $381 per PGM ounce. After by-product credits cash costs per 4 PGM ounce were lower at -$123 per PGM ounce compared to $100 per ounce in the previous year. This reduction was due to the extremely strong nickel and copper prices throughout the year.

Mimosa: Operating Costs

	US$ (4E) per ounce (Pt+Pd+Rh+Au)	US$ (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	US$ (6E) per ounce net of by-products (Ni&Cu)
FY 2007	381	360	-107

Wedza Phase IV Upgrade

Satisfactory progress has been achieved as regards the mining side of the project. Most of the equipment is now on site and being commissioned.

The process side of the project is facing challenges. The project scope has been revised twice due to concerns about the re-use of old equipment and slow progress is being registered as a result. The (RSA based) contractors who were awarded most of the work are pressed due to the difficulties of operating in Zimbabwe. Consequently, completion of the project will be delayed until the last quarter of calendar 2007. The capital cost has escalated by $5.7 million to $28.9 million.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD (Aquarius Platinum 50%)

Chromite Tailings Retreatment Plant (CTRP)

Safety

The Plant recorded a DIIR of zero for the year and has done so since operations began.

Production

Over the year recoveries reduced to 31%, due to the unsatisfactory blending of arisings and dump materials. Tons processed, however increased in grade to 4.32 g/t for the year compared to 3.21 g/t in the previous year, with volumes, increasing 12% to 182,000 tons. This negated the reduction in recoveries to increase production by 19% to 7,408 PGM ounces (Aquarius attributable: 3,704 PGM ounces).

CTRP: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2007	4,512	1,629	1,252	15	7,408	3,704
2006	3,799	1,378	1,044	13	6,234	3,119
2005	1,321	439	353	4	2,117	1,059

Revenue

The PGM basket price for the year increased by 41% to $1,704 per PGM ounce. Reflecting increased production and basket prices, revenue increased 80% to R77 million (Aquarius attributable R38.5 million). The cash margin for the year increased to 77% from 63%.

CTRP: Operating Costs

Cash costs per ounce for the year decreased 5% to R2,377 per PGM ounce.

CTRP: Operating Costs

	Rand 4E per ounce (Pt+Pd+Rh+Au)	Rand 6E per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand 6E per ounce net of by-products (Ni&Cu)
FY 2007	2,377	1,587	1,355

CORPORATE

Agreement with Bakgaga Mining
On 23rd October 2006 Aquarius announced that through its wholly owned subsidiary Aquarius Platinum (SA) Corporate Services (Pty) Ltd ("ASACS") it had signed a farm-in agreement with Bakgaga Mining (Pty) Ltd to drill and conduct feasibility work at prospective Platinum Group Metals (PGMs) bearing properties on South Africa's Bushveld.

Conversion of Mining Licenses to New Order Rights
On 24th October 2006 Aquarius announced that the South African Department of Minerals and Energy (DME) approved AQPSA's applications for the new order mining rights conversions in respect of all three of its mines: Kroondal, Marikana and Everest. Consequently, AQPSA is now in full compliance with the South African Mineral and Petroleum Resources Development Act 2002, having exceeded the requirement for 26% Black Economic Empowerment ownership by 2014.

Appointment of New Broker
On 13th December 2006, Aquarius announced the appointment of Investec Bank (UK) Limited and Morgan Stanley & Co International Limited as joint corporate brokers to Aquarius on the London Stock Exchange.

Further Expansion in Production Announced at Mimosa
On 9th January 2007, Aquarius announced an approved low capital cost expansion to increase annual production capacity to 195,000 PGM ounces (100,000 platinum ounces in concentrate) at the Mimosa Platinum Mine in Zimbabwe. The expansion project, known as "Wedza Phase V", follows four earlier successful expansion projects at Mimosa, is expected to increase annual PGM production from 168,750 PGM ounces to 195,000 PGM ounces. It is due for completion by the end of the 2007 calendar year.

Directorate Changes
On 12th March 2007, Patrick Quirk resigned as a director of the Company to concentrate on his private business interests. The directors wish to record their sincere appreciation for the outstanding contribution Mr. Quirk has made to the Company in his capacity as director over the last five years, and wish him well in his future endeavours.

AQPSA Management Changes
In March 2007, Gert Ackerman retired as Managing Director of AQPSA. He continues to work for the group as a consultant, primarily involved with the implementation of social, labour and development plans.

Mr Anton Wheeler has in turn been appointed Managing Director of AQPSA. Mr Wheeler joined Aquarius in April 2006 as Operations Director, responsible for the day-to-day management of Aquarius Platinum's South African operations.

Aquarius completes purchase of 3.5% of South African subsidiary from SavCon
On 26th April 2007, Aquarius announced the completion of the acquisition of a 3.5% equity interest in AQPSA from SavCon for a cash consideration of ZAR 342.5 million, as first announced in November 2006.

As a result of the Transaction, Aquarius increased its ownership of AQPSA from 50.5% to 54%. The number of new Aquarius shares to which SavCon will be entitled in exchange for its equity interest of 26% in AQPSA will reduce proportionately by 2,918,590 shares to 21,680,952 shares. The conditions for ultimate disposal of SavCon's 26% in AQPSA and the take-up of its Aquarius shares in terms of the Final Phase remain unchanged.

Contractor Dispute with Moolman Mining
Quarterly updates concerning the ongoing contractor dispute with Moolman Mining are made in quarterly reports. Please refer to these reports for the updates throughout the 2007 financial year.

More information on all the corporate matters can be found at www.aquariusplatinum.com

Statistical Information	100% of Operations	Kroondal P&SA1		Marikana P&SA2		Everest		Mimosa		CTRP	
	Unit	12 months Jun 2007	12 months June 2006	12 months Jun 2007	12 months June 2006	12 months Jun 2007	12 months June 2006	12 months Jun 2007	12 months June 2006	12 months Jun 2007	12 months June 2006
Safety											
DIIR	Rate/200,000 man hours	0.75	0.96	0.36	0.31	0.62	0.73	0.41	0.28	0	0
Revenue											
Gross revenue	R m in SA / $m in Zim	4,016	2,742	1,224	520	1,468	550	199	113	77	43
PGM basket Price	$/oz	1,386	1,033	1,344	1,007	1,286	1,037	974	720	1,704	1,207
Gross cash margin	%	66	59	44	16	62	61	74	64	77	63
Nickel Price	$/lb	17.20	7.02	17.20	7.02	17.20	7.02	14.64	6.65	17.20	7.02
Copper Price	$/lb	3.21	2.29	3.21	2.29	3.21	2.29	3.22	1.94	3.21	229
Ave R/$ rate		7.18	6.37	7.18	6.37	7.18	6.37	-	-	7.18	6.37
Cash Costs on-mine											
Per ROM ton	R/ton	213	187	341	348	187	161	-	-	97	96
	$/ton	30	29	47	55	26	25	35	31	13	15
Per PGM (3E+Au)	R/oz	3,069	2,565	5,219	4,980	3,373	2,390	-	-	2,377	2,507
	$/oz	427	403	727	782	470	375	381	336	331	394
Per PGE (5E+Au)	R/oz	2,526	2,111	4,317	4,125	2,821	2,057	-	-	1,587	1,766
	$/oz	352	331	601	648	393	323	360	318	221	277
Capex											
Current/Sustaining 100%	R'000s	250,074	65,673	128,048	8,521	107,489	7,108	-	-	-	950
	$'000s	34,821	10,309	17,830	1,338	14,967	1,116	7,803	7,999	-	149
Expansion 100%	R'000s	-	66,732	72,855	81,321	25,441	391,972	-		-	-
	$'000s	-	10,476	10,144	12,766	3,542	61,532	5,665	10,471	-	-
Mining Processed											
Underground	ROM ton '000s	5,920	5,639	708	178	2,593	471	1,692	1,532	-	
Open Pit	ROM ton '000s	398	403	1,318	1,072	357	991	-	-	-	
Total	ROM ton '000s	6,319	6,041	2,026	1,250	2,950	1,462	1,692	1,532	182	162
Grade											
Plant Head	g/t PGM	2.81	2.89	3.19	3.20	2.89	3.04	3.66	3.71	4.32	3.21
Recoveries	%	77	78	63.69	67.00	77	68	78	78	31	40
PGM Production											
Platinum	Ozs	263,930	262,263	80,903	52,757	94,398	56,118	78,240	72,232	4,512	3,799
Palladium	Ozs	127,048	128,318	37,719	24,461	52,527	32,108	59,517	54,722	1,629	1,378
Rhodium	Ozs	46,097	46,663	12,750	8,023	15,534	7,821	6,067	5,577	1,252	1,044
Gold	Ozs	2,275	2,201	1,003	671	1,478	984	10,613	9,876	15	13
Total PGM (3E+Au)	Ozs	439,350	439,444	132,375	85,912	163,937	97,031	154,448	142,407	7,408	6,234
Total PGE (5E+Au)	Ozs	533,859	534,069	160,048	103,615	196,030	112,717	163,605	1,587	11,101	8,851
Base Metals Production											
Nickel	Tons	436	435	220	146	224	138	2.090	1,958	12	4
Copper	Tons	190	191	119	84	111	74	1,742	1,638	10	2
Chromite (000)	Tons '000s	353	447	140	135	-	-	64	59	-	-

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive (Senior Independent Director)
Kofi Morna	Non-executive
Zwelakhe Mankazana	Alternate to Kofi Morna

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Anton Wheeler	Managing Director
Ayanda Khumalo	Finance Director
Graham Ferreira	General Manager Admin & Company Secretary
Hugo Höll	General Manager Everest
Willie Byleveld	General Manager Marikana
Gordon Ramsay	General Manager Metallurgy
Rudi Rudolph	General Manager Kroondal
Gawie de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Issued Capital
At 30 June 2007, the Company had on issue:
85,485,101 fully paid common shares and 1,098,652 unlisted options

Substantial Shareholders 30 June 2007	Number of Shares	Percentage
Impala Platinum Holdings Ltd	7,127,276	8.34
Nutraco Nominees Limited	5,649,694	6.61

Trading Information
ISIN number BMG0440M1029

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Morgan Stanley & Co International Limited 20 Cabot Square, Canary Wharf London, E14 4QW Telephone: +44 (0) 20 7425 8000 Facsimile: +44 (0)20 7425 8990 **Investec Securities Limited** Investec Bank (UK) Limited 2 Gresham Street London, EC2V 7QP Telephone: +44 (0)20 7597 5970 Facsimile: +44 (0)20 75975120	**Euroz Securities** Level 14, The Quadrant 1 William Street Perth WA 6000 Telephone: +61 (0)8 9488 1400 Facsimile: +61 (0)8 9488 1478	**Investec Bank Limited** 100 Grayston Drive Sandown Sandton 2196 Telephone: +27 (0)11 286 7326 Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd

54% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

Postal Address	P O Box 1282, Bedfordview, 2008, South Africa.
Telephone:	+27 (0)11 455 2050
Facsimile:	+27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151, Australia

Postal Address	PO Box 485, South Perth, WA 6151, Australia.
Telephone:	+61 (0)8 9367 5211
Facsimile:	+61 (0)8 9367 5233
Email:	info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius/AQP	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy
DMS	Dense Media Separation
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per ton, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric ton (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Limited
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
Aquarius Platinum Limited
+ 44 (0)7887 920 530

or visit: www.aquariusplatinum.com

Appendix 4E

PRELIMINARY FINAL REPORT
12 MONTHS ENDED 30 JUNE 2007

Details of the reporting period and the previous corresponding period

Name of entity

Aquarius Platinum Limited

ARBN	Reporting period	Previous corresponding period
087 577 893	Year ended 30/06/07	Year ended 30/06/06

Results for announcement to the market

				$US'000
Revenues from ordinary activities	up	67 %	to	710,802
Profit from ordinary activities after tax attributable to members	up	119 %	to	187,223

Dividends	Amount per security	Franked amount per security
Interim dividend	12 ¢	- ¢
Final Dividend	30 ¢	- ¢

Record date for determining entitlements to the dividend: 14 September 2007

Refer to the results announcement released in conjunction with this appendix 4E to the market on 8th August 2007.

Consolidated income statement

(Year ended 30 June 2007)

	30/06/07 $US'000	30/06/06 $US'000
Revenue	710,802	426,569
Foreign exchange gain/(loss)	967	13,228
Net revenue after foreign exchange gain	711,769	439,797
Cost of sales	(293,238)	(223,064)
Gross profit	**418,531**	**216,733**
Amortisation of fair value uplift of mineral properties	(7,595)	(7,162)
Gross profit after amortisation of fair value uplift of mineral properties	**410,936**	**209,571**
Administrative and other costs	(8,952)	(8,027)
Other foreign exchange gain/(loss)	(2,308)	913
Finance costs	(15,218)	(10,383)
Profit before income tax	**384,458**	**192,074**
Income tax on ordinary activities	(90,861)	(51,071)
Net profit from ordinary activities	**293,597**	**141,003**
Net profit attributable to minority interests	(106,374)	(55,373)
Net profit for the period attributable to members of Aquarius Platinum Limited	**187,223**	**85,630**

Earnings per security (EPS)

Basic EPS	218.51 cents	100.87 cents
Diluted EPS	216.50 cents	99.12 cents

Consolidated statement of recognised gains and losses

(Year ended 30 June 2007)

	30/06/07 $US'000	30/06/06 $US'000
Foreign currency translation adjustments	5,488	(13,945)
Equity reserve movement	(33,148)	-
Net gain/(loss) recognised directly in equity	27,660	(13,945)
Net profit for the year	187,223	85,630
Total recognised gains and losses	**214,883**	**71,685**

Consolidated balance sheet

	As at 30/06/07 $US'000	As at 30/06/06 $US'000
Non-current assets		
Receivables	11,612	6,590
Investments	414	404
Property, plant and equipment	207,360	206,626
Mining assets	311,425	247,601
Total non-current assets	**530,811**	**461,221**
Current assets		
Cash and cash equivalents	287,663	162,425
Trade and other receivables	100,573	66,722
Investments	4	4
Inventories	26,123	19,823
Total current assets	**414,363**	**248,974**
Total assets	**945,174**	**710,195**
Non-current liabilities		
Payables	54,228	130,104
Interest bearing liabilities	35,321	45,372
Deferred tax liabilities	103,378	73,311
Provisions	69,026	32,108
Total non-current liabilities	**261,953**	**280,895**
Current liabilities		
Trade and other payables	44,715	32,852
Interest bearing liabilities	534	29
Current tax liabilities	4,851	2,209
Provisions	576	373
Total current liabilities	**50,676**	**35,463**
Total liabilities	**312,629**	**316,358**
NET ASSETS	**632,545**	**393,837**
Shareholders equity		
Issued capital	12,823	12,652
Share premium reserve	149,423	143,621
Foreign currency translation reserve	(988)	(6,476)
Equity benefits reserve	351	(56)
Equity reserve	(22,584)	10,564
Retained earnings	317,113	155,254
Equity attributable to members of Aquarius Platinum Limited	**456,138**	**315,559**
Minority interests	176,407	78,278
TOTAL EQUITY & MINORITY INTEREST	**632,545**	**393,837**

Consolidated statement of cash flows

	30/06/07 $US'000	30/06/06 $US'000
Cash flows related to operating activities		
Receipts from customers	654,238	402,837
Payments to suppliers and employees	(281,038)	(194,064)
Interest and other items of similar nature received	19,183	8,256
Interest and other costs of finance paid	(11,511)	(10,383)
Other income	1,619	885
Income taxes paid	(59,251)	(32,000)
Net operating cash flows	**323,240**	**175,531**
Cash flows related to investing activities		
Payments for property, plant and equipment and mine development costs	(39,622)	(111,059)
Payments for mine closure/rehabilitation costs	(3,612)	(1,821)
Payment for purchases of equity investments	(50,456)	-
Net investing cash flows	**(93,690)**	**(112,880)**
Cash flows related to financing activities		
Proceeds from issues of shares	5,972	7,192
Proceeds from borrowings	509	53,591
Repayment of share-plan loans	313	2,498
Repayment of borrowings	(87,974)	(26,973)
Dividends paid	(25,364)	(9,147)
Net financing cash flows	**(106,544)**	**27,161**
Net increase in cash held	**123,006**	**89,812**
Cash at beginning of period	162,425	75,251
Exchange rate adjustments to opening cash	2,232	(2,638)
Cash at end of period	**287,663**	**162,425**

Notes to the consolidated income statement

	30/06/07 $US'000	30/06/06 $US'000
Revenue from ordinary activities		
Sales revenue	690,000	417,428
Interest revenue	19,183	8,256
Profit on sale of mine properties and investments	-	-
Other revenue	1,619	885
Total revenue	710,802	426,569
Cost of sales		
Amortisation and depreciation	31,848	21,655
Cost of production	257,834	199,568
Royalties	3,556	1,841
Total cost of sales	293,238	223,064
Finance costs		
Interest on borrowings	11,511	8,668
Net present value discount adjustment to mine site rehabilitation liability	3,707	1,715
Total finance costs	15,218	10,383

Statement of retained earnings showing movements

Consolidated retained profits

	30/06/07 $US'000	30/06/06 $US'000
Retained profits at the beginning of the financial period	155,254	78,801
Net profit attributable to members	187,223	85,630
Dividends paid	(25,364)	(9,177)
Retained profits at the end of the financial period	317,113	155,254

Details of individual and total dividends and dividend payments

Date the final dividend is payable	5 October 2007
Record date to determine entitlements to the dividend	14 September 2007
Has the dividend been declared?	Yes

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:	Current period	25,645	30 ¢	- ¢
	Previous period	15,212	18 ¢	- ¢
Interim dividend:	Current period	10,152	12 ¢	- ¢
	Previous period	5,032	6 ¢	- ¢

Other disclosures in relation to dividends

The final dividend for the current period of US$0.30 per share has not been provided for in the Balance Sheet in accordance with International Accounting Standards.

The company does not have a dividend reinvestment plan.

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	30/06/07 $US'000	**30/06/06 $US'000**
Net Profit:	293,597	141,003
Adjustments:		
Net profit attributable to minority equity interest	(106,374)	(55,373)
Earnings used in calculating basic and diluted earnings per share	**187,223**	**85,630**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	85,683,065	84,891,630
Effect of dilutive securities:		
Share options	795,177	1,500,319
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**86,478,242**	**86,391,949**

Details of entities over which control has been gained or lost during the period

Name of entity (or group of entities) and date of the gain or loss of control	Contribution to net profit (loss)		Profit (loss) for the previous corresponding period	
	Current period $US'000	Previous corresponding period - $US'000	Current period $US'000	Previous corresponding period - $US'000
	-	-	-	-
Total	-	-	-	-

Details of associates and joint venture entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	30/06/07	**30/06/06**	**30/06/07 $US'000**	**30/06/06 $US'000**
Mimosa Investments Limited	50%	50%	72,341	27,381
Total			**72,341**	**27,381**

Group's share of associates' and joint venture entities':	**30/06/07 $US'000**	**30/06/06 $US'000**
Profit from ordinary activities before tax	75,359	32,704
Income tax on ordinary activities	(3,018)	(5,323)
Profit from ordinary activities after tax	72,341	27,381
Adjustments	-	-
Share of net profit of associates and joint venture entities	**72,341**	**27,381**

Contingent Liability

On 19 March 2007, AQPSA delivered its reply to Moolman Mining's response to AQPSA's original motion proceedings application to stay the Arbitration proceedings in this matter, pending the outcome of the trial action proceedings instituted by AQPSA against Moolman Mining based on Moolman Mining's misrepresentation of the extent of its foreign currency exposure when it originally concluded the mining contract with Moolman Mining. AQPSA is awaiting a response to its reply from Moolman Mining.

The discovery of documents by Moolman Mining which was necessary for AQPSA's above mentioned reply in the motion proceedings has not disclosed any documentation which would support any foreign exposure by Moolman Mining, tends to confirm that AQPSA's original decision to resile from the mining contract was correct in the circumstances.

AQPSA will be serving a plea to Moolman Mining's counterclaim in the action proceedings in due course. AQPSA denies that any amounts whatsoever are owing to Moolman Mining as the misrepresentation at the instance of Moolman Mining has the effect that no such amounts will be payable.

Basis of Accounting

The consolidated financial report will be be prepared in accordance with International Financial Reporting Standards (IFRS).

Segment reporting

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four predominant geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

30 June 2007	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External sales	-	572,813	-	117,187	-	690,000
External other revenues	1,051	13,959	1,300	4,492	-	20,802
Intersegment revenues	9,302	-	547	-	(9,849)	-
Segment revenue	10,353	586,772	1,847	121,679	(9,849)	710,802
Segment result	(2,589)	309,273	59	75,359	2,356	384,458
Income tax expense						(90,861)
Profit after tax						293,597
Minority interest						(106,374)
Net profit						187,223

Geographical segments

30 June 2006	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External sales	-	349,192	-	68,236	-	417,428
External other revenues	207	5,578	1,152	2,204	-	9,141
Intersegment revenues	12,803	-	504	-	(13,307)	-
Segment revenue	13,010	354,770	1,656	70,440	(13,307)	426,569
Segment result	(2,942)	160,633	(1,096)	32,704	2,775	192,074
Income tax expense						(51,071)
Profit after tax						141,003
Minority interest						(55,373)
Net profit						85,630

Statements in relation to accounts and audit

This report is based on accounts to which one of the following applies.

☐	The accounts have been audited (refer audit attached report).	☐	The accounts have been subject to review (refer attached review report).
☑	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

Sign here: ....Date: ...8 August 2007...........
(Company Secretary)

Print name: WILLI BOEHM...

25 JULY 2007

AQUARIUS PLATINUM FOURTH QUARTER 2007 PRODUCTION RESULTS

- **Attributable production for Q4 2007 increased 3.6% to 128,994 PGM ounces compared to Q3 2007**
- **PGM prices continue to strengthen**
- **Buyback acquisition of 3.5% of South African subsidiary completed**

P&SA1 at Kroondal

- Production 98,370 PGM ounces (Aquarius attributable: 49,185 PGM ounces)
- Underground primary and re-development progressing ahead of plan
- Five day strike in May resolved, resulting in reduced production 160,000 tons
- Cash margin for the quarter at 66%

P&SA2 at Marikana

- Production 32,286 PGM ounces (Aquarius attributable: 16,143 PGM ounces)
- Five day strike in May resolved, resulting in a reduction of 21,700 tons
- Gross cash margin for the quarter at 35%

Everest

- Production 40,923 PGM ounces
- Underground ramp-up continues, with underground production growing to 92% of total tonnage
- Gross cash margin for the quarter at 64%

Mimosa

- Production increased 25% to 43,732 PGM ounces (Aquarius attributable: 21,366 PGM ounces)
- Wedza Phase V expansion plans interrupted to be enhanced for more production
- Gross cash margin increased to 77%

CTRP

- Production 1,877 PGM ounces (Aquarius attributable: 938 PGM ounces)
- Gross cash margin for the quarter steady at 77%

Commenting on the results, Stuart Murray, CEO of Aquarius said: *"Despite tough operating conditions in Zimbabwe and industrial action at certain of the South African operations, I am pleased to report a small increase in production. Prior decisions to focus on improving redundancy and flexibility at Kroondal and Marikana, I believe, will lead to further production improvements – not withstanding further industrial action in the new financial year."*


Aquarius Platinum Quarterly PGM Production (Attributable)
150,000
100,000
50,000
0
PGM ounces
Sep 06
Dec 06
Mar 07
Jun 07
Kroondal (attributable) Marikana (attributable) Everest Mimosa (attributable) CTRP (attributable)

Production by Mine

PGMs (4E)	Quarter Ended				Total
	Sep 2006	Dec 2006	Mar 2007	Jun 2007	FY 2007
Kroondal	121,713	117,189	102,079	98,370	439,351
Marikana	30,865	39,077	30,148	32,286	132,376
Everest	41,717	41,191	40,107	40,923	163,938
Mimosa	42,733	33,345	34,760	42,732	154,448
CTRP	1,711	1,866	1,954	1,877	7,408
Total	**238,739**	**232,668**	**209,048**	**217,066**	**897,521**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended				Total
	Sep 2006	Dec 2006	Mar 2007	Jun 2007	FY 2007
Kroondal	60,856	58,594	51,039	49,185	219,674
Marikana	15,432	19,538	15,074	16,143	66,187
Everest	41,717	41,191	40,107	40,923	163,938
Mimosa	21,367	16,672	17,380	21,366	77,224
CTRP	855	933	977	938	3,703
Total	**140,227**	**136,928**	**124,577**	**128,994**	**530,726**

Metals Prices and Foreign Exchange

Platinum, palladium and rhodium reported price increases over the quarter. Platinum closed the period 2% stronger at $1,273 per ounce. Palladium added 4% over the quarter. Despite finished metals stocks, palladium continues to benefit from an improved outlook owing to its discount to platinum and anticipated substitution opportunities in autocatalysts. Rhodium added $100 per ounce or 1% to $6,250 per ounce. While speculation would appear to account in part for these gains, rhodium's unique autocatalyst and flat screen glass applications continue to see strong demand set against supply constraints.


Platinum Group Metal Prices (Dollar per PGM ounce)
1,500
1,000
500
0
7,500
5,000
2,500
0
Pt, Pd & Au ($/oz)
Rh ($/oz)
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Platinum
Palladium
Gold
Rhodium

PGM basket prices continued a strong performance, buoyed by PGM price increases. At South African operations the 4 element basket price advanced above R10,000 per PGM ounce, to average an achieved price of R10,534 per PGM ounce for the quarter, equal to $1,488 per PGM ounce in dollar terms. In Zimbabwe, the average achieved basket price for the quarter broke over $1,000 to $1,047 per PGM ounce.

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket Prices (Quarter Ended)			
	Sep 2006	**Dec 2006**	**Mar 2007**	**Jun 2007**
Kroondal	1,311	1,287	1,427	1,520
Marikana	1,283	1,270	1,369	1,453
Everest	1,199	1,179	1,331	1,438
Mimosa	958	934	950	1,047
CTRP	1,622	1,592	1,806	1,856
Aquarius Group Average *(on attributable production basis)*	1,223	1,211	1,326	1,405


Platinum Group Metal Basket Prices (Dollar and Rand per PGM ounce)
2,000
1,500
1,000
500
0
$/oz
12,000
10,000
8,000
6,000
4,000
2,000
0
Rand/oz
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07

The Rand Dollar exchange rate was volatile through the quarter, opening at 7.26 then falling, rising and falling back again to close at 7.07. The average exchange rate achieved at South African operations was 7.08.


South African Rand: Dollar
8.50
8.00
7.50
7.00
6.50
6.00
5.50
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 54%)

P&SA 1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter improved from 0.86 to 0.75. The Department of Minerals and Energy's investigation into the fatality previously reported that occurred on 26 March 2007 at Central Shaft has been referred to the Public Prosecutor for further consideration. Five lost-time injuries occurred during the quarter (two on surface and three underground).

Mining

- The mine recorded production of 1,512,291 underground tons and 77,037 open pit tons
- The K5 Project remains on schedule
- Head grade decreased from 2.80 g/t to 2.73 g/t

Processing

- Plant processed 1,464,124 tons
- Recoveries increased to 77% from 76% in the previous quarter
- Production fell to 98,370 PGM ounces


P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
Production (PGM ounces)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Sep 06
Dec 06
Mar 07
Jun 07
Production
Cash Costs

Revenue

Revenue at Kroondal decreased by 15% to R962 million for the quarter (Aquarius share: R481 million). This was due in part to lower production due to an illegal strike by MRC employees, a strengthening in the exchange rate and a reduction in the four-month-rolling sales adjustment due to the quarter-on-quarter volatility of the ruthenium price. The cash margin for the quarter consequently decreased to 66% from 71% in the previous quarter.

Operations

Total tons mined increased by 6% to 1,589,328 tons. Underground production increased by 8% to 1,512,291 tons and open pit production decreased by 20% to 77,037 tons.

During the quarter, production was adversely impacted by 5-working-day unprotected industrial action by MRC employees related to bonus payments. It is estimated that this reduced production by 160,000 tons. A task-team consisting of all stakeholders was established to investigate and recommend a new bonus scheme.

Tons processed declined by 2% to 1,464,124 tons, including 72,206 tons of opencast material.

Over the quarter, stockpiles increased to 78,745 tons.

The head grade decreased to 2.73 g/t compared to 2.80 g/t in the previous quarter as a result of the ramp up of lower-grade ore from the new K5 shaft during the establishment phase of the shaft. Dilution at K5 has improved but is not yet comparable with existing shafts.

Primary development has progressed well, increasing redundancy at both the Central and East Shafts, but No. 3 Shaft still remains constrained due to an increase in potholing.

Plant recoveries increased by 1% to 77% compared to 76% during the previous quarter.

PGM production decreased by 4% to 98,370 PGM oz (Aquarius attributable: 49,185 PGM ounces).

Subsequent to the quarter end, a second illegal strike by MRC employees occurred, which began on Sunday 15th July and ended with a return to normalised operations on 23rd July.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Jun 2007	**58,930**	**28,541**	**10,403**	**496**	**98,370**	**49,185**
Mar 2007	61,240	29,593	10,720	526	102,079	51,039
Dec 2006	70,522	33,748	12,295	624	117,189	58,594
Sep 2006	73,239	35,166	12,679	629	121,713	60,856

Operating Cash Costs

Cash costs increased by 1% to R226 per ROM ton. Consequently, cash costs per PGM ounce for the quarter increased 2% to R3,361. The increase in unit cost is mainly due to a reduction in head grade and reduction in production volumes.

Kroondal: Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 3,361 per PGM ounce	R 2,765 per PGE ounce	R 2,540 per PGE ounce

Operating cash costs include ledging and primary development costs of R445 per PGM ounce (up 22% on the previous quarter), secondary development costs of R103 per PGM ounce (up 47% on previous quarter) and engineering infrastructure costs of R150 per PGM ounce (down 36% on previous quarter). The stoping cost was R2,663 per PGM ounce, a 2% increase compared to the previous quarter. It should be noted that operating costs continue to include costs associated with the new K5 Shaft of R278 per PGM ounce. The K5 Shaft is in a ramp-up phase and therefore attracts high relative unit costs.

Kroondal Operating Cash Costs Reconciliation

Rand per PGM ounce	Q3 (Mar 2007)	Q4 (Jun 2007)	*Variance*
Cash costs	3,281	3,361	*-2%*
Ledging and primary development costs	(366)	(445)	*22%*
Secondary development costs	(70)	(103)	*47%*
Engineering infrastructure costs	(235)	(150)	*-36%*
Cash cost after adjustments	2,610	2,663	*-2%*

K5 Project Capital Expenditure

During the quarter R11.5 million was spent, including R4.4 million for initial strike and dip conveyor extensions, R2.1 million for K5 surface infrastructure and dip conveyor extensions and R5 million on the K5 rail-link.

The appointed contractor Deilmann-Haniel (SA) (Pty) Ltd continues to perform satisfactorily.

A total 158,318 tons were produced. The geology remains challenging with ground conditions adversely affected by faulting and rolling reef and compounded by variations in the leader reef parting.

Construction of the surface silo, rail-link and off-loading facilities at Klipfontein were completed as planned. Underground belt infrastructure construction is also progressing well despite adverse ground conditions.

K5 Rail Link Development at Kroondal

K5 Ore transportation per rail system



K5 offloading facility



P&SA2 at Marikana

Safety

The 12-month rolling DIIR remained unchanged at 0.36. Two lost-time injuries occurred during the quarter.

Mining

- Open pit operations produced 389,258 tons and underground operations 204,314 tons
- Stockpile increased 5% to 193,014 tons
- Head grade fell to 3.10 g/t as open pit ore increased against underground
- No 4 shaft transferred to Operations from Projects

Processing

- Plant processed a total 581,943 ROM tons
- Recoveries decreased to 56% due to higher feed of oxidised material from the open pit operations
- Production increased 7% to 32,286 PGM ounces (Aquarius attributable: 16,143 PGM ounces)


P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce
Production (PGM ounces)
50,000
40,000
30,000
20,000
10,000
0
Rand Cash Costs per PGM ounce
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Sep 06
Dec 06
Mar 07
Jun 07
Production
Cash Costs

Revenue

The PGM basket price for the quarter averaged $1,453 per PGM ounce, 6% higher than the previous quarter. However, mine revenue decreased to R311 million for the quarter (AQPSA share: R155 million) due to a reduction in the four-month-rolling sales adjustment caused by the quarter-on-quarter volatility in the ruthenium price. The reduction in revenue coupled with a 5% increase in unit costs per ounce, resulted in the cash margin for the quarter decreasing to 35% from 46%.

Operations

Total production increased by 34% to 593,573 ROM tons for the quarter, with 34% coming from underground and 66% from open pit operations.

As at Kroondal, during the quarter, production was adversely impacted by 5-working-day unprotected industrial action which impacted on underground production only.

Open pit production increased 31% to 389,258 tons. The open pit operation was replanned and rescheduled in January 2007 which resulted in an increase in stripping ratios, contributing to higher operating costs.

Underground production increased by 39% to 204,314 tons, with an estimated 21,700 tons reduction due to the industrial action. At No. 4 Shaft 873 meters, and at No. 1 Shaft 423 metres of primary development were completed respectively during the quarter. With the constant build up of production, vacant key labour have resulted in some production losses. A Recruitment Officer has since been employed by underground contractor MRC which has seen the situation improve considerably.

At No. 2 Shaft, mining operations started at the beginning of the quarter and 411 meters of primary development was completed during the quarter.

The stockpile at the end of quarter amounted to a total of 193,014 tons, comprising of 183,789 open pit tons and 9,222 underground tons respectively.

A total of 581,943 tons were processed during the quarter, comprising of 207,858 tons from underground and 374,085 tons of open pit material. For the quarter 480,224 tons were fed to the mills, with a split of 308,573 open pit and 171,650 underground tons.

On the P&SA2 Project, expansion capital totalled R6.2 million for the quarter. The total expansion capital expenditure to date is R105 million (AQPSA share: R 52.5 million).

Subsequent to the quarter end, a second illegal strike by MRC employees occurred, which began on Sunday 15th July and ended with a return to normalised operations on 23rd July.

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
June 2007	**20,164**	**8,963**	**2,917**	**242**	**32,286**	**16,143**
Mar 2007	18,525	8,595	2,794	234	30,148	15,074
Dec 2006	23,627	11,218	3,941	291	39,077	19,538
Sep 2006	18,588	8,944	3,098	235	30,865	15,432

Operating Cash Costs

Cash cost per ROM ton decreased by 12% to R348 per ROM ton, however, the cash cost per PGM ounce increased by 5% to R 6,274 per PGM ounce, mainly as a result of lower recoveries and head grade consistent with the increased feed of oxidised open pit material. A contributing factor is the increase in stripping ratio and increase in underground development.

Marikana: Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 6,274 per PGM ounce	R 5,242 per PGE ounce	R 4,827 per PGE ounce

Contractor dispute with Moolman Mining

On 19 March 2007, AQPSA delivered its reply to Moolman Mining's response to AQPSA's original motion proceedings application to stay the Arbitration proceedings in this matter, pending the outcome of the trial action proceedings instituted by AQPSA against Moolman Mining based on Moolman Mining's misrepresentation of the extent of its foreign currency exposure when it originally concluded the mining contract with Moolman Mining. AQPSA is awaiting a response to its reply from Moolman Mining.

The discovery of documents by Moolman Mining which was necessary for AQPSA's above mentioned reply in the motion proceedings has not disclosed any documentation which would support any foreign exposure by Moolman Mining, tends to confirm that AQPSA's original decision to resile from the mining contract was correct in the circumstances.

AQPSA will be serving a plea to Moolman Mining's counterclaim in the action proceedings in due course. AQPSA denies that any amounts whatsoever are owing to Moolman Mining as the misrepresentation at the instance of Moolman Mining has the effect that no such amounts will be payable.

Everest Platinum Mine

Safety

The 12-month rolling DIIR deteriorated to 0.62 from 0.58. The Department of Minerals and Energy has issued a report regarding the investigation that was performed following the fatality that occurred during the previous quarter. The report concluded that the requisite safety management systems were in place, ascribing the basic cause of the accident to the deceased taking an unsafe position and not following procedures. The implementation of remedial actions arising from the investigations was completed during the quarter. Five lost-time injuries occurred during the quarter. Safety initiatives continue to focus on fall-of-ground prevention and materials handling.

Mining

- Underground ore production increased by 15% to 531,191 tons
- Opencast operations production decreased to 47,130 tons
- Opencast mining extension through the South-West Pit continued

Processing

- Plant processed 573,265 tons, a 5% increase compared to the previous quarter
- Recoveries were consistent with the previous quarter, remaining at 78%.
- Production increased 2% to 40,923 PGM ounces


Everest PGM Production & Rand Cash Costs per PGM Ounce
50,000
40,000
30,000
20,000
10,000
0
5,000
4,000
3,000
2,000
1,000
0
Production (PGM Ounces)
Rand Cash Costs per PGM Ounce
Sep 06
Dec 06
Mar 07
Jun 07
Production
Cash Costs

Revenue

Revenue decreased by 4% to R400 million for the quarter, due to a strengthening in the exchange rate and a reduction in the four-month-rolling sales adjustment due to the quarter-on-quarter volatility of the ruthenium price. The average PGM basket price for the quarter increased to $1,438 per PGM ounce. The cash margin for the quarter decreased to 64% from 66% in the previous quarter.

Operations

Opencast and underground mining combined produced a total 578,321 tons, a 9% increase compared to the previous quarter, with the production balance roughly 92% from underground and 8% from opencast operations respectively.

Opencast mining production followed plan and continued to decrease to 47,130 tons, largely comprising of high grade, high cost tons from the deeper areas of the South-West Pit. Production capacity remains limited by the small reserve in the South-West Pit and the boulder laden nature of the overburden. The reduction in opencast production, high boulder volumes and the high stripping ratios inherent in the South-West Pit extension resulted in an increase in opencast mining unit cost.

Underground on-reef development and the establishment of stoping sections continued during the quarter. The underground production showed a 15% increase in production to 531,191 tons from 463,202 tons. The performance of the underground mining contractor, Shaft Sinkers Mining, showed some improvement as shown by the increase in production. Shaft Sinkers Mining did however request a revision in mining rates on the basis of mining parameters, specifically pillar layouts, explosives and support specifications; which had changed as a result of geological and geotechnical conditions. The request was approved following a validation and review process. Shaft Sinkers Mining wage negotiations are underway, and it is anticipated that the revision and mining rates coupled with wage increases will result in an increase in underground mining cost in the next quarter.

The underground head grade was consistent with the previous quarter. The plant head grade for the quarter decreased to 2.84 g/t from 2.94 g/t in the previous quarter due to a reduction in high-grade opencast material.

Concentrator throughput was 573,265 tons milled for the period, with no tons consumed from the stockpile, which increased to 11,471 tons at the end of the quarter.

Recoveries were consistent at 78%.

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Jun 2007	**23,883**	**12,544**	**4,155**	**341**	**40,923**
Mar 2007	23,561	12,359	3,845	342	40,107
Dec 2006	23,495	13,484	3,838	374	41,191
Sep 2006	23,459	14,140	3,697	421	41,717

Operating Cash Costs

Cash costs decreased by 2% to R252 per ROM ton milled in line with the increased ratio of underground tons at higher cost which was offset by a reduction in high cost opencast material. Process plant unit costs reduced as a result of the higher throughput. As a consequence of lower grades and consistent recoveries, cash costs per PGM ounce for the quarter increased by 1% to R3,528 per PGM ounce.

Everest Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	**6E (Pt+Pd+Rh+Ir+Ru+Au)**	**6E net of by-products (Ni&Cu)**
Everest	R3,528 per PGM ounce	R 2,893 per PGE ounce	R 2,543 per PGE ounce

**As adjusted for IFRIC-4 (determining whether an arrangement contains a lease) by R240 per PGM ounce*

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The DIIR improved to 0.23 for the quarter from 0.50 in the previous quarter. Regrettably on the 18th of May, two fatalities occurred underground when a Safety Health Environmental Officer and an Acting Ventilation Officer succumbed to asphyxia in a previously abandoned underground area where pumping was being carried out to reopen it. An official investigation is underway; however, the results have not yet been released.

Mining

- Underground production decreased 3% to 449,000 tons
- The surface stockpile decreased to a total 361,000 tons at the end of the quarter

Processing

- Concentrator plant recoveries improved to 77.9% from 77.7%
- Total mine production increased 23% to 42,732 PGM ounces, equalling previous production record (Aquarius share: 21,366)

Mimosa Mine PGM Production & $ Cash Cost per PGM Ounce (Including 12-month rolling-average)


50000
40000
30000
20000
10000
0
500
400
300
200
100
0
-100
-200
-300
-400
-500
Production (PGM ounces)
$ Cash Cost per PGM ounce
Sep 06
Dec 06
Mar 07
Jun 07
Production
Cash Costs
12-Month Rolling Cash Cost Net of By-Products

Revenue

The average achieved PGM basket price for the quarter increased 10% to $1,047 per PGM ounce. The average nickel price over the quarter rose by 36% to $20.52 per pound from $15.21 per pound in the previous quarter. Together with a contribution from base metals of approximately 44% of gross revenue, sales revenue for the quarter totalled $60.4 million, an increase of $13.4 million when compared to the previous quarter. The gross cash margin increased to 77% from 72% in the previous quarter.

Operations

During the quarter mining operations hoisted 449,000 tons compared to 463,000 tons in the previous quarter. Tons milled during the quarter totalled 481,000 tons, with the balance from the stockpile, which totalled 361,000 tons at the quarter end using the reconciliation method.

The average plant head grade was steady at 3.64 g/t, compared to 3.68 g/t in the previous quarter.

Tons processed totalled 481,000, a 27% increase compared to the previous quarter. This increase was planned following the plant shutdowns in the previous quarters. The milling situation is now back to normal. Recoveries for the quarter slightly increased to 77.9% from 77.7%.

PGM production during the fourth quarter increased by 23% to 42,732 ounces (Aquarius attributable: 21,366 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Jun 2007	**21,724**	**16,494**	**1,688**	**2,826**	**42,732**	**21,366**
Mar 2007	17,624	13,380	1,355	2,401	34,760	17,380
Dec 2006	16,810	12,856	1,316	2,363	33,345	16,672
Sep 2006	21,613	16,486	1,671	2,963	42,733	21,367

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	**Ni**	**Cu**	**Co**	**Ni**	**Cu**	**Co**
Jun 2007	**587**	**485**	**18**	**293.5**	**242.5**	**9**
Mar 2007	468	394	15	234	197	7.5
Dec 2006	449	377	14	225	189	7
Sep 2006	574	475	18	287	238	9

Operating Cash Costs

Cash costs for the quarter decreased to $350 per PGM ounce, a 12% decrease compared to the previous quarter's figure of $396 per PGM ounce.

Net of by-products, however, cash costs were negative at ($289) per PGM ounce, compared to ($154) per PGM ounce in the previous quarter, primarily due to the high nickel price.

Mimosa Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	$350 per PGM ounce	$331 per PGE ounce	($289) per PGE ounce

Although operating costs are 12% better compared to the previous quarter, the country is still operating under hyperinflationary conditions. Annual inflation is over 4,500% and given a controlled foreign exchange rate regime, the inflation –rate disparity continues to exacerbate pressure on local costs.

Wedza Phase 5 Expansion

Satisfactory progress has been achieved as regards the mining side of the project. Most of the equipment is now on site and being commissioned.

The process side of the project is facing challenges. The project scope has been revised twice due to concerns about the re-use of old equipment, and slow progress is being registered as a result. The (RSA based) contractors who were awarded most of the work are pressed due to the difficulties of operating in Zimbabwe. Consequently, completion of the project will be delayed until the last quarter of calendar 2007 and the capital cost has escalated by $5.7 million to $28.9 million.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The DIIR is zero. No Lost Time Accidents have occurred since the project commenced.

Processing

- Material processed steady at 68,556 tons
- Grade decreased to 4.0 g/t and recoveries decreased to 22%
- Production decreased slightly to 1,877 PGM ounces


CTRP PGM Production & Rand Cash Costs per PGM Ounce
Production PGM Ounces
Rand Cash Cost per PGM Ounce
2,500
2,000
1,500
1,000
500
0
5,000
4,000
3,000
2,000
1,000
0
Sep 06
Dec 06
Mar 07
Jun 07
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased 3% to $1,856 per PGM ounce. Revenue for the quarter decreased to R19 million (Aquarius share: R9.5 million). The cash margin remained steady at 77%.

Operations

The drop in recovery and ounces is attributable to the decrease in head grade. This decrease is a result of treating lower grade dump material.

Operating Costs

Cash costs decreased by 12% to $336 per PGM ounce. The decrease was due to reduced maintenance costs.

CTRP Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	R2,382 per PGM ounce	R1,599 per PGE ounce	R1,197 per PGE ounce

CORPORATE MATTERS

Aquarius completes purchase of 3.5% of South African subsidiary from SavCon

On 26th April 2007, Aquarius announced the completion of the acquisition of a 3.5% equity interest in AQPSA from SavCon for a cash consideration of ZAR 342.5 million, as first announced in November 2006.

As a result of the Transaction, Aquarius increased its ownership of AQPSA from 50.5% to 54%. The number of new Aquarius shares to which SavCon will be entitled in exchange for its equity interest of 26% in AQPSA will reduce proportionately by 2,918,590 shares to 21,680,952 shares. The conditions for ultimate disposal of SavCon's 26% in AQPSA and the take-up of its Aquarius shares in terms of the Final Phase remain unchanged.

More information on all the corporate matters can be found at www.aquariusplatinum.com

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2007	Previous Quarter Mar 2007	% Change Quarter on Quarter	Current 12 months Jun 07	Previous 12 months Jun 06	% Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	0.75	0.86	15	0.75	0.96	28
Revenue							
Gross Revenue	R'M	962	1,138	(15)	4,016	2,742	46
PGM basket Price	$/oz	1,520	1,427	6	1,386	1,033	34
Gross cash margin	%	66	71	(8)	66	59	13
Nickel Price	$/lb	21.79	18.79	16	17.20	7.02	145
Copper Price	$/lb	3.46	2.69	29	3.21	2.29	40
Ave R/$ rate		7.08	7.18	(1)	7.18	6.37	13
Cash Costs on-mine							
Per ROM ton	R/ton	226	224	1	213	187	14
	$/ton	32	31	2	30	29	1
Per PGM oz (3E+Au)	R/oz	3,361	3,281	2	3,069	2,565	20
	$/oz	474	457	4	427	403	6
Per PGE (5E+Au)	R/oz	2,765	2,700	2	2,526	2,111	20
	$/oz	390	376	4	352	331	6
Capex							
Current/Sustaining 100%	R'000s	83,665	41,758	100	250,074	65,673	281
	$'000s	11,809	5,812	103	34,821	10,309	238
Expansion 100%	R'000s	-	-	-	-	66,732	(100)
	$'000s	-	-	-	-	10,476	(100)
Tons Mined							
Underground	ROM Ton '000	1,512	1,398	8	6,129	5,668	8
Open Pit	ROM Ton '000	77	96	(20)	495	419	18
Total	ROM Ton '000	1,589	1,494	6	6,624	6,086	9
Surface Stockpiles							
Underground Ore	ROM Ton '000	49	13	274	49	29	69
Open Pit Ore	ROM Ton '000	30	23	31	30	16	92
Total	ROM Ton '000	79	36	119	79	44	77
Tons Processed							
Underground	ROM Ton '000	1,392	1,424	(2)	5,920	5,639	5
Open Pit	ROM Ton '000	72	73	(1)	398	403	(1)
Total	ROM Ton '000	1,464	1,497	(2)	6,319	6,042	5
Grade							
Plant Head	g/t	2.73	2.80	(2)	2.81	2.89	(3)
Recoveries	%	77	76	1	77	78	(1)
PGM Production							
Platinum	Ozs	58,930	61,240	(4)	263,930	262,263	1
Palladium	Ozs	28,541	29,593	(4)	127,048	128,318	(1)
Rhodium	Ozs	10,403	10,720	(3)	46,097	46,663	(1)
Gold	Ozs	496	526	(6)	2,275	2,201	3
Total PGM (3E+Au)	Ozs	98,370	102,079	(4)	439,350	439,445	(0)
Iridium	Ozs	4,073	4,175	(2)	18,026	18,238	(1)
Ruthenium	Ozs	17,148	17,794	(4)	76,483	76,387	0
Total PGE (5E+Au)	Ozs	119,591	124,048	(4)	533,859	534,069	(0)
Base Metals Production							
Nickel	Tonnes	103	103	(0)	436	435	0
Copper	Tonnes	45	46	(1)	190	191	(0)
Chromite (000)	Tonnes	75	84	(10)	353	447	(21)

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2007	Previous Quarter Mar 2007	% Change Quarter on Quarter	Current 12 months Jun 07	Previous 12 months Jun 06	% Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	0.36	0.36	-	0.36	0.31	(14)
Revenue							
Gross Revenue	R'M	311	333	(6)	1,224	520	135
PGM basket Price	$/oz	1,453	1,369	6	1,344	1,007	33
Gross cash margin	%	35	46	(24)	44	16.0	172
Nickel Price	$/lb	21.79	18.79	16	17.20	7.02	145
Copper Price	$/lb	3.46	2.69	29	3.21	2.29	40
Ave R/$ rate		7.08	7.18	(1)	7.18	6.37	13
Cash Costs on-mine							
Per ROM ton	R/ton	348	395	(12)	341	348	(2)
	$/ton	49	55	(11)	47	55	(13)
Per PGM oz (3E+Au)	R/oz	6,274	5,977	5	5,219	5,069	3
	$/oz	886	832	6	727	796	(9)
Per PGE (5E+Au)	R/oz	5,242	4,955	6	4,317	4,203	3
	$/oz	740	690	7	601	660	(9)
Capital expenditure							
Current/Sustaining 100%	R'000s	49,301	53,240	(7)	128,048	8,521	1,403
	$'000s	6,959	7,415	(6)	17,830	1,338	1,233
Expansion 100%	R'000s	4,531	(22,672)	(120)	72,855	81,321	(10)
	$'000s	640	(3,156)	(120)	10,144	12,766	(21)
Tons Mined							
Underground	ROM Ton '000	204	147	39	708	188	276
Open Pit	ROM Ton '000	389	297	31	1,409	1,006	40
Total	ROM Ton '000	594	444	34	2,118	1,194	77
Surface Stockpiles							
Underground Ore	ROM Ton '000	9	12	(23)	9	10	(4)
Open Pit Ore	ROM Ton '000	184	171	7	184	93	98
Total	ROM Ton '000	193	183	5	193	103	88
Tons Processed							
Underground	ROM Ton '000	208	163	28	708	178	298
Open Pit	ROM Ton '000	374	293	28	1,318	1,072	23
Total	ROM Ton '000	582	456	28	2,026	1,250	62
Grade							
Plant Head	g/t	3.10	3.33	(7)	3.19	3.20	(0)
Recoveries	%	56	62	(10)	63.69	67	(5)
PGM Production							
Platinum	Ozs	20,164	18,525	9	80,903	52,757	53
Palladium	Ozs	8,963	8,595	4	37,719	24,461	54
Rhodium	Ozs	2,917	2,794	4	12,750	8,023	59
Gold	Ozs	242	234	4	1,003	671	49
Total PGM (3E+Au)	Ozs	32,286	30,148	7	132,375	85,912	54
Iridium	Ozs	1,171	1,146	2	4,997	3,156	58
Ruthenium	Ozs	5,187	5,070	2	22,675	14,547	56
Total PGE (5E+Au)	Ozs	38,644	36,364	6	160,048	103,615	54
Base Metals Production							
Nickel	Tonnes	51	47	8	220	146	50
Copper	Tonnes	28	25	10	119	84	41
Chromite (000)	Tonnes (000)	41	42	(3)	140	135	4

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2007	Previous Quarter Mar 2007	% Change Quarter on Quarter	Current 12 months Jun 07	Previous 12 months Jun 06	% Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	0.62	0.58	(6)	0.62	0.73	18
Revenue							
Gross Revenue	R'M	400	416	(4)	1,468	550	167
PGM basket Price	$/oz	1,438	1,331	8	1,286	1,037	24
Gross cash margin	%	64	66	(3)	62	61.0	2
Nickel Price	$/lb	21.79	18.79	16	17.20	7.02	145
Copper Price	$/lb	3.46	2.69	29	3.21	2.29	40
Ave R/$ rate		7.08	7.18	(1)	7.18	6.37	13
Cash Costs on-mine							
Per ROM ton	R/ton	193	258	(25)	187	161	16
	$/ton	27	36	(24)	26	25	3
Per PGM oz (3E+Au)	R/oz	3,528	3,504	1	3,373	2,390	41
	$/oz	498	488	2	470	375	25
Per PGE (5E+Au)	R/oz	2,893	2,921	(1)	2,821	2,057	37
	$/oz	408	407	0	393	323	22
Capital expenditure							
Current/Sustaining 100%	R'000s	16,203	20,096	(19)	107,489	7,108	1,412
	$'000s	2,287	2,797	(18)	14,967	1,116	1,241
Expansion 100%	R'000s	1,230	3,095	(60)	25,441	391,972	(94)
	$'000s	174	431	(60)	3,542	61,534	(94)
Tons Mined							
Underground	ROM Ton '000	531	463	15	1,805	471	283
Open Pit	ROM Ton '000	47	70	(32)	589	991	(41)
Total	ROM Ton '000	578	533	9	2,394	1,462	64
Surface Stockpiles							
Underground Ore	ROM Ton '000	7	-	-	7	-	-
Open Pit Ore	ROM Ton '000	4	2	75	4	-	-
Total	ROM Ton '000	11	2	360	11	-	-
Tons Processed							
Underground	ROM Ton '000	729	464	57	2,593	471	451
Open Pit	ROM Ton '000	21	80	(74)	357	991	(64)
Total	ROM Ton '000	750	544	38	2,950	1,462	102
Grade							
Plant Head	g/t	2.84	2.94	(3)	2.89	3.04	(5)
Recoveries	%	81	78	3	77	68	13
PGM Production							
Platinum	Ozs	23,883	23,561	1	94,398	56,118	68
Palladium	Ozs	12,544	12,359	1	52,527	32,108	64
Rhodium	Ozs	4,155	3,845	8	15,534	7,821	99
Gold	Ozs	341	342	(0)	1,478	984	50
Total PGM (3E+Au)	Ozs	40,923	40,107	2	163,937	97,031	69
Iridium	Ozs	1,598	1,444	11	5,741	2,925	96
Ruthenium	Ozs	7,382	6,559	13	26,352	12,761	107
Total PGE (5E+Au)	Ozs	49,904	48,109	4	196,030	112,717	74
Base Metals Production							
Nickel	Tonnes	60	52	16	224	138	62
Copper	Tonnes	29	25	18	111	74	50
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

AQUARIUS PLATINUM LIMITED

Statistical Information: Mimosa

	Unit	Current Quarter Jun 2007	Previous Quarter Mar 2006	% Change Quarter on Quarter	Current 12 months Jun 07	Previous 12 months Jun 06	% Change Period on Period	Rolling 12 Months
Safety								
DIIR	Rate/200,000 man hours	0.23	0.5	54	0.41	0.28	46	0.41
Revenue								
Gross Revenue	US$M	60	47	28	199	113	75	199
PGM basket Price	US$/oz	1,047	950	10	974	720	35	974
Gross cash margin	%	77	72	7	74	64	16	74
Nickel Price	US$/lb	20.52	15.21	35	14.64	6.65	120	14.64
Copper Price	US$/lb	3.17	2.90	9	3.22	1.94	66	3.22
Cash Costs								
Per Rom ton	US$/ton	31	36	14	35	31	-13	35
Per PGM ounce 3E+Au	US$/oz	434	396	-10	381	336	-13	381
Per PGM ounce 3E+Au (after by-product credit)	US$/oz	-284	-154	85	-123	100	223	-123
Per 6 PGM ounce 5E+Au	US$/oz	324	374	13	360	318	-13	360
Per 6 PGM ounce 5E+Au (after by-product credit)	US$/oz	-255	-134	91	-107	98	209	-107
Capex								
Current	US$ ' 000s	2,284	2,396	5	7,803	7,999	2	7,803
Expansion	US$ ' 000s	3,608	720	-401	5,665	10,471	46	5,665
Mining								
Underground	RoM ton '000	449	463	-3	1,847	1,713	8	1,847
Surface Stock Piles								
Underground	ton '000	361	393	-8	361	212	70	361
Tonnes Processed								
Milled	ton '000	481	379	27	1,692	1,532	10	1,692
Grade								
Plant Head	g/t	3.64	3.68	-1	3.66	3.71	-1	3.66
Recoveries	%	77.6	77.7	-0.13	77.60	77.80	-0.26	77.60
PGM Production								
Platinum	Ozs	21,724	17,624	23	78,240	72,232	8	78,240
Palladium	Ozs	16,494	13,380	23	59,517	54,722	9	59,517
Rhodium	Ozs	1,688	1,355	25	6,067	5,578	9	6,067
Gold	Ozs	2,826	2,401	18	10,613	9,876	8	10,613
Total	**Ozs**	42,732	34,760	23	154,436	142,408	8	154,436
Iridium	Ozs	1,668	1,331	25	5,904	5,358	10	5,904
Ruthenium	Ozs	823	666	24	2,965	9,876	-70	2,965
Total 5E + Au	**Ozs**	45,223	36,757	23	163,605	142,408	15	163,305
Base Metals Production								
Nickel	Tons	599	468	28	2,090	1,958	7	2,090
Copper	Tons	496	394	26	1,742	1,638	6	1,742
Cobalt	Tons	18	15	24	64	59	9	64

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2007	Previous Quarter Mar 2007	% Change Quarter on Quarter	Current 12 months Jun 07	Previous 12 months Jun 06	% Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	-	-	-	-	-	-
Revenue							
Gross Revenue	R'M	19	23	(17)	77	43	80
PGM basket Price	$/oz	1,856	1,806	3	1,704	1,207	41
Gross cash margin	%	77	77	(1)	77	63.0	23
Nickel Price	$/lb	21.79	18.79	16	17.20	7.02	145
Copper Price	$/lb	3.46	2.69	29	3.21	2.29	40
Ave R/$ rate		7.08	7.22	(2)	7.18	6.37	13
Cash Costs on-mine							
Per ROM ton	R/ton	65	124	(47)	97	96	1
	$/ton	9	17	(46)	13	15	(11)
Per PGM oz (3E+Au)	R/oz	2,382	2,750	(13)	2,377	2,507	(5)
	$/oz	336	381	(12)	331	394	(16)
Per PGE (5E+Au)	R/oz	1,599	1,699	(6)	1,587	1,766	(10)
	$/oz	226	235	(4)	221	277	(20)
Capital expenditure							
Current/Sustaining 100%	R'000s	-	-	-	-	950	(100)
	$'000s	-	-	-	-	149	(100)
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	nm	nm	nm	nm	nm	nm
Open Pit	ROM Ton '000	nm	nm	nm	nm	nm	nm
Total	ROM Ton '000	nm	nm	nm	nm	nm	nm
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	nm	nm	nm	nm
Open Pit Ore	ROM Ton '000	nm	nm	nm	nm	nm	nm
Total	ROM Ton '000	nm	nm	nm	nm	nm	nm
Tons Processed							
Underground	ROM Ton '000	nm	nm	nm	nm	nm	nm
Open Pit	ROM Ton '000	69	44	56	182	162	12
Total	ROM Ton '000	69	44	56	182	162	12
Grade							
Plant Head	g/t	4.00	4.98	(20)	4.32	3.21	34
Recoveries	%	22	28	(22)	31	40	(23)
PGM Production							
Platinum	Ozs	1,157	1,200	(4)	4,512	3,799	19
Palladium	Ozs	408	438	(7)	1,629	1,378	18
Rhodium	Ozs	308	313	(2)	1,252	1,044	20
Gold	Ozs	4	4	(3)	15	13	14
Total PGM (3E+Au)	Ozs	1,877	1,955	(4)	7,408	6,234	19
Iridium	Ozs	159	306	(48)	661	321	106
Ruthenium	Ozs	759	902	(16)	3,032	2,296	32
Total PGE (5E+Au)	Ozs	2,795	3,163	(12)	11,101	8,851	25
Base Metals Production							
Nickel	Tonnes	5	6	(25)	12	4	203
Copper	Tonnes	4	3	43	10	2	389
Chromite (000)	Tonnes (000)		-	-	-	-	-

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Alternate to Kofi Morna

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Anton Wheeler	Managing Director
Ayanda Khumalo	Finance Director
Graham Ferreira	General Manager Admin & Company Secretary
Hugo Höll	General Manager Everest
Willie Byleveld	General Manager Marikana
Gordon Ramsay	General Manager Metallurgy
Rudi Rudolph	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Issued Capital

At 30 June 2007, the Company had on issue:
85,485,101 fully paid common shares and 1,098,652 unlisted options

Substantial Shareholders 31 March 2007	Number of Shares	Percentage
Impala Platinum Holdings Ltd	7,127,276	8.34
Nutraco Nominees Limited	5,649,694	6.61

Trading Information

ISIN number BMG0440M1029

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Morgan Stanley & Co International Limited 20 Cabot Square, Canary Wharf London, E14 4QW Telephone: +44 (0) 20 7425 8000 Facsimile: +44 (0)20 7425 8990 **Investec Securities Limited** Investec Bank (UK) Limited 2 Gresham Street London, EC2V 7QP Telephone: +44 (0)20 7597 5970 Facsimile: +44 (0)20 75975120	**Euroz Securities** Level 14, The Quadrant 1 William Street Perth WA 6000 Telephone: +61 (0)8 9488 1400 Facsimile: +61 (0)8 9488 1478	**Investec Bank Limited** 100 Grayston Drive Sandown Sandton 2196 Telephone: +27 (0)11 286 7326 Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd

54% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151, Australia

Postal Address PO Box 485, South Perth, WA 6151, Australia.
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy
DMS	Dense Media Separation
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

or visit: *www.aquariusplatinum.com*

24 July 2007

MRC employees return to work at Kroondal and Marikana operations

Aquarius Platinum Limited confirms that Murray & Roberts Cementation (MRC) and the National Union of Mineworkers (NUM) reached agreement on the implementation of the rehiring process at Aquarius Platinum's Kroondal and Marikana mines, and that the re-engagement of employees began on Monday, 23 July. This follows the dismissal of 3,250 MRC employees on 18 July 2007, after employees had engaged in an unprotected stay away from 16 to 18 July 2007, and a similar stay away for five days in May 2007.

The situation on-mine had normalised by the night shift on 23 July.

Aquarius Platinum estimates that this industrial action has resulted in a loss to the company of approximately 4,700 ounces of attributable PGM production.

For further information please visit www.aquariusplatinum.com or contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 44 (0)7887 920 530
nickbias@aquariusplatinum.com

AQUARIUS
PLATINUM LIMITED

19 July 2007

Contractor MRC dismisses employees at Kroondal and Marikana operations

Aquarius Platinum Limited (Aquarius or the Company) confirms that Murray & Roberts Cementation (MRC), its primary underground mining contractor at the Company's Kroondal and Marikana mines near Rustenburg, dismissed 3,250 of its employees yesterday. These employees embarked on an unprotected strike on Sunday evening (15 July 2007).

Operations at Kroondal's K5 shaft and opencast operations are continuing in conjunction with the process plants; while the opencast operation and process plant at Marikana mine are also unaffected. (MRC's operations contributes 75% towards daily production at Kroondal and 50% at Marikana.) Operations at the Company's Everest Mine are unaffected. MRC, together with the National Union of Mineworkers (NUM) are working on contingency plans to normalise production and the recruitment of employees by MRC, which will commence today Thursday 19 July 2007.

For further information please visit www.aquariusplatinum.com or contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 44 (0)7887 920 530
nickbias@aquariusplatinum.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP2.92 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	85,485,101	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
93,334	Unlisted options expiring 21/11/13
488,480	Unlisted options expiring 11/06/11
139,910	Unlisted options expiring 11/10/11
217,927	Unlisted options expiring 02/11/11
78,965	Unlisted options expiring 02/08/12
80,036	Unlisted options expiring 26/05/13

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:.. 28.6.07
(Director/Company secretary)

Print name: .Willi Boehm...

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 16,386 shares issued upon exercise of options. (b) 44,685 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were: (a) 16,386 issued at the exercise price of GBP2.92 per share. (b) 44,685 issued at the exercise price of GBP2.54 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
85,481,101	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	93,334	Unlisted options expiring 21/11/13
		488,480	Unlisted options expiring 11/06/11
		139,910	Unlisted options expiring 11/10/11
		221,927	Unlisted options expiring 02/11/11
		78,965	Unlisted options expiring 02/08/12
		80,036	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] .... Date:.. 25 June 2007

(~~Director/~~Company secretary)

Print name: .Willi Boehm..

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	69,955 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were 69,955 issued at the exercise price of GBP2.54 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
85,188,289	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	93,334	Unlisted options expiring 21/11/13
		732,721	Unlisted options expiring 11/06/11
		139,910	Unlisted options expiring 11/10/11
		282,623	Unlisted options expiring 02/11/11
		78,965	Unlisted options expiring 02/08/12
		80,036	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:.. 15 6 07

~~(Director~~/Company secretary)

Print name: .Willi Boehm..

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aquarius Platinum Limited**
ABN/ARBN	**087 577 893**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Murray
Date of last notice	12 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	14 June 2007
No. of securities held prior to change	300,000 shares 209,865 unlisted options
Class	Ordinary Shares
Number acquired	69,955 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	GBP2.54
No. of securities held after change	369,955 shares 139,910 unlisted options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,632 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were 26,632 issued at the exercise price of GBP2.92 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	85,118,334	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	93,334	Unlisted options expiring 21/11/13
		732,721	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		282,623	Unlisted options expiring 02/11/11
		78,965	Unlisted options expiring 02/08/12
		80,036	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:.. 31/5/07

(~~Director~~/Company secretary)

Print name: .Willi Boehm...

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 32,185 shares issued upon exercise of options. (b) 199,556 shares issued upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were: (a) 32,185 issued at the exercise price of GBP2.92 per share. (b) 199,556 issued at the exercise price of GBP2.54 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
85,420,030	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	93,334 533,165 139,910 238,313 78,965 80,036	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 02/08/12 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(~~Director~~/Company secretary)

Print name: .Willi Boehm......14-06-07..................

END